SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act 1934

Report on Form 6-K dated June 5, 2019

BRITISH TELECOMMUNICATIONS PLC

(Translation of registrant’s name into English)

BT Centre

81 Newgate Street

London EC1A 7AJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Enclosure: British Telecommunications plc — Annual Report 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British Telecommunications plc

By:	/s/ Heather Brierley
Name: Heather Brierley
Title: Secretary

Date: June 5, 2019

BRITISH TELECOMMUNICATIONS plc

Annual

Report

2019

British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Extra information

British Telecommunications plc (‘the group’ or ‘the company’) is the principal operating subsidiary of BT Group plc. We’re a wholly-owned subsidiary of BT Group plc. The BT Group plc Board has ultimate responsibility for the management of the group while the Executive Committee of BT Group plc is out key management committee. It monitors the group’s financial, operational and customer service performance and has cross-business oversight of BT’s customer-facing units. It also reviews the group’s key risks and considers potential threats and opportunities facing the business

British Telecommunications plc leverages the governance structure and processes of BT Group plc, including:

– BT Group plc Board

– Executive Committee

– Audit & Risk Committee

Key management personnel comprise executive and non-executive directors of the BT Group plc Executive Committee, as well as the members of the BT plc Board.

Non-Financial Reporting Information Statement

Our integrated approach to reporting means that the requirements of the Non-Financial Reporting Directive are addressed throughout the Strategic report. For ease of reference, information pertaining to each of the matters addressed by the new regulation can be found on the following pages: Human rights (page 21); Our people (page 18); Social (page 20); Environmental (page 22); Anti-corruption and bribery (page 28).

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British Telecommunications plc	Annual Report 2019

About BT

Who we are

We’re one of the world’s leading communications services companies. We’re based in the UK but we serve customers in 180 countries.

What we do

We develop and sell communications products and services and build and operate networks that are an essential part of modern lives, businesses and communities.

How we’re organised

BT is organised into two types of units: customer-facing units that sell products and services and corporate units that support the whole group.

Financial highlights
Revenue £23.4bn (1)% Profit before tax £2.9bn +3% Net cash inflow from operating activities £4.3bn (13)% For more information on our financial performance see page 30.	Change in underlying[a] revenue (0.9)% Adjusted[b] EBITDA £7.4bn (2)% Capital expenditure[c] (excluding BDUK clawback) £3.8bn +8%

[a]  Underlying revenue excludes specific items, foreign exchange movements and disposals.

[b]  Items presented as adjusted are stated before specific items. See page 156 for more information.

[c]  Additions to property, plant and equipment and software in the period less proceeds from disposals.

Alternative performance measures

We assess the performance of the group using a variety of performance measures. These measures are not all defined under IFRS and are therefore termed ‘non-GAAP’ measures. We present a reconciliation from these non-GAAP measures to the nearest prepared measure in accordance with IFRS on page 156. The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

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British Telecommunications plc	Annual Report 2019	Strategic report
Governance
Financial statements
Additional information

Our customer-facing units		Our corporate units

Consumer

Across our three brands – BT, EE and Plusnet – we connect customers to information, entertainment, friends and family, at home and on the move. Between them, the three brands serve the whole of the UK, providing mobile, broadband, home phone and TV services. We buy access to fixed-line and broadband infrastructure from Openreach, and we use EE’s mobile network to provide mobile phone services.

Led by

Marc Allera

CEO, Consumer

Enterprise

We sell communications and IT services to businesses and public sector organisations in the UK and Ireland. We also provide network products and services to communications providers operating in Great Britain. We’re focused on four main product markets: fixed voice, mobile, converged connectivity and networked IT services.

Led by

Gerry McQuade

CEO, Enterprise

Strategy and Transformation

We are responsible for developing and setting corporate, network and product strategies for the group. We also drive pan-BT transformation programmes.

Led by

Michael Sherman

Chief strategy

and transformation officer

Technology

We are responsible for designing, building and operating BT’s core and mobile networks, platforms and IT systems in the UK and globally. We also work with the customer-facing units to develop and roll out products and services for their customers.

Led by

Howard Watson

Chief technology

and information officer

Corporate functions

The remaining corporate units carry out central activities on behalf of the group. We benefit from shared expertise and economies of scale. They include: Finance, HR, Legal and Company Secretarial, Compliance, Corporate Affairs, Property, Facilities, Procurement, Regulatory Affairs and Group Business Services.

External revenue £10,588m +3%	External revenue £5,933m (4)%
Percentage of group revenue 45%	Percentage of group revenue 25%

Global Services

We are a leading enterprise communications provider, serving enterprise customers in 180 countries. We provide managed network and IT infrastructure services, enabling customers’ digital transformations.

Led by

Bas Burger

CEO, Global Services

Openreach

We build and operate the fixed network that connects the UK’s homes and businesses. We are responsible for providing wholesale ‘last mile’ fixed access from premises to exchanges, and installing and maintaining the fibre and copper communications networks.

Led by

Clive Selley

CEO, Openreach

External revenue £4,735m (6)%	External revenue £2,200m (3)%
Percentage of group revenue 20%	Percentage of group revenue 10%

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British Telecommunications plc	Annual Report 2019

Market context

By understanding market trends in our own industry and in others that affect us, we can take advantage of opportunities as they arise and act more quickly to reduce any risks to our business.

Our share of UK households

(Number of households)

Our brands	UK fixed connectivity	UK Mobile	TV and content	Converged connectivity and services	Global telecoms services	Fixed infrastructure
BT
EE
Plusnet
Openreach

Selected competitors primary offering

Amazon Prime Video
Apple TV
CityFibre
Giffgaff
Hyperoptic
Netflix
O2
Orange Business Solutions
Sky
TalkTalk
Three
Virgin Media
Vodafone
Please note that these are primary offerings. We acknowledge that our competitors also have secondary offerings in some of our markets in addition to the above.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

UK fixed connectivity

Providing fixed broadband services to consumers, businesses and communications providers.

We connect customers to information, entertainment, and friends and family, at home.

Fixed connectivity includes providing connectivity directly to homes or businesses and is our biggest market by revenue. It includes voice telephony, internet access and the provision of dedicated lines for business and public sector customers.

Within Enterprise, we have three main types of customers with different communications needs:

• Small and Medium Enterprise customers, who we define as having fewer than 100 employees, often rely heavily on communications services and look for more consumer-style products.

• Corporate customers, who often have more complex needs, and who are increasingly buying more security and cloud-based products.

• Public Sector and Major Business customers, who look to buy both fixed and mobile services in multi-year contracts and who can demand very high security.

We also serve communications providers who want to buy solutions to sell on to their end customers.

This segment is experiencing a technology migration from the legacy Public Switched Telephone Network (PSTN) to Internet Protocol (IP). The UK Government actively supports this.

In Consumer, fixed internet connectivity is increasingly essential to our individual and household customers, with each using an average of 240GB a year. In 2018, nine in ten people had access to the internet in their home. Many adults claim to spend as much as 24 hours per week online, more than twice as much as in 2007.

Price competition on phone calls and broadband continues to be intense. Therefore, revenue opportunities in this segment focus on increased demand for higher speed and better-quality products, driven by consumers and businesses using more data.

UK mobile

Providing mobile connectivity to consumers, businesses and MVNOs.

This market includes any data or voice services on mobile devices. It is a major segment of our business.

We use EE’s mobile network to provide mobile phone services across our three brands to the whole of the UK.

Both Consumer and Enterprise sell mobile services in this market.

Another aspect of the mobile market is wholesaling to Mobile Virtual Network Operators (MVNOs) in the UK, where Mobile Network Operators offer wholesale mobile connectivity.

Historically, the mobile market has largely been driven by handset launches. Less innovation and differentiation mean consumers are keeping their handset for longer and visiting stores less often. This trend is leading to increased uptake of SIM-only plans in the market. We also see market volume growth coming from consumers buying extra SIMs and devices and using more data.

Businesses are increasingly letting their people use their own smartphones at work. Despite that, they are continuing to buy large data bundles to support their people’s increasing mobile data use, for example in areas such as collaboration.

The UK currently has more than 100 MVNOs and we are one of the leading providers of MVNO services.

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British Telecommunications plc	Annual Report 2019

Market context continued

TV and content

Providing TV content to customers.	We sell TV content in our Consumer division under our BT and EE brands. We also wholesale BT Sport to other providers.

The UK has a well-established free-to-air TV service, on top of which consumers buy many premium content packages including live sport, which continues to be a staple in most UK homes.

In comparison to ‘cord-cutting’ where consumers abandon TV packages in favour of a range of over-the-top (OTT) streaming media offers, we are seeing some evidence of ‘package-thinning’ as an emerging feature of the market. This is where customers buy the most basic package to get TV access and accentuate this with on-demand OTT content.

These trends are affecting traditional providers in limiting their ability to sell premium monthly content subscription packages.

Converged connectivity and services

Providing converged products and services to customers.

With our fixed and mobile networks, we are well positioned in the converged connectivity and services market.

We have launched BT Plus, the UK’s first converged fibre and 4G plan that gives customers BT’s fastest speeds in and out of the home with a unique Keep Connected Promise, all on one simple bill.

We launched 4G Assure for our business customers, providing 4G connectivity if their fixed broadband service was not available.

The UK is in the early stages of convergence – the bundling of fixed, mobile and TV services into a single service.

Convergence can increase customer lifetime value, as those taking converged offers tend to be more loyal.

Greater connectivity and new devices will lead to new possibilities for technology convergence. As an example, people can already answer their front doors and adjust their central heating remotely using Internet of Things (IoT) technology.

Applications like smart homes and connected cities are no longer ideas beyond the horizon – they are here and are already part of many major economies.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Global ICT services

Providing ICT services to global enterprises.

The global ICT services market includes security, network and IT services and is highly competitive, with many players. It includes local markets – often dominated by incumbent communications providers – and the global enterprise-grade fixed line services market.

Global Services operates in this market, leveraging the strengths of the BT network and capabilities, to deliver the tailored service that customers need.

The demands of business customers are changing. For example, they are moving from traditional voice services to digital voice services – from MPLS (Multi Protocol Label Switching) to services such as SD-WAN (Software-Defined Wide Area Networks). They are also increasingly focused on solving security challenges.

Companies value partners with the knowledge to help them on this journey. They rely on their technical expertise and scale to help them benefit from advanced services, in multiple regions, across infrastructures with mixed technologies and standards.

Fixed infrastructure

Providing network access to communications providers.

In just under half of the fixed infrastructure market, Openreach is the main provider to communications providers, who then offer services to their home and business customers. In the rest, we overlap with our biggest cable and fibre competitors.

Openreach is deploying new technologies such as Fibre to the Premises (FTTP) and Gfast to improve the performance and quality of its network. It also provides regulated access to its passive network assets (ducts and poles) to support network build by other providers.

The UK has a large fixed access network consisting of fibre and copper communication networks. Openreach operates in the UK’s regulated, fixed access market and trades mainly with communications providers. It is responsible for providing services over the local access network, sometimes referred to as the ‘last mile’, installing and maintaining the fibre and copper communications networks that connect homes and businesses.

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British Telecommunications plc	Annual Report 2019

Our business model	International Integrated Reporting Council’s capitals This key provides a mapping to the ‘capitals’ of the IIRC’s Integrated Reporting (IR) Framework. You can find out more at theiirc.org	Financial
Human
Manufactured
Intellectual
Social
Natural

Our business model is centred around providing customers with communications and connectivity services, while delivering great experiences and maintaining long-term relationships.

Our customers and what we offer them

Our customers are consumers, businesses, multinational corporations, public sector organisations and other communications providers.

We sell fixed-voice, broadband, mobile and TV to UK consumers, with a range of ancillary products and services such as handsets and insurance. For our UK and global business customers, our services range from phone and broadband to complex managed networks, IT services and cybersecurity. We also sell wholesale access products and services to UK communications providers.

Customers primarily buy through monthly, recurring subscriptions or contracts, which provide us with ongoing and predictable revenue. This is complemented by pay-as-you-go mobile services.

Individuals, households and SMEs pay for standalone or bundled services, typically on 12- to 24-month contracts. In addition, large enterprise customers – both domestic and international – buy managed services on multi-year contracts.

Wholesale contracts range from one month for regulated products, to five years or more for major managed services deals.

To create lasting revenue and profit, we focus on providing a differentiated customer experience, measured through Net Promoter Score (NPSa), which has improved over 11 consecutive quarters.

[a]  Group NPS measures Net Promoter Score in our retail business and Net Satisfaction in our wholesale business.

What sets us apart We have a unique combination of people, technology, content, networks and other physical assets that sets us apart and supports us in adding value:

 Financial strength

Our cash flows provide us with the funding to make long-term investments. This year we invested £2.1bn in our network.

 Our people

The commitment, expertise and diversity of our people are key to our success. We have 106,700 employees, 84,300 of whom are in the UK.

 Our customer base

The size, scope and breadth of our customer base gives us an advantage over our competitors. We have a total of around 26.8 million consumer customers, 1.1 million UK business customers and 4,100 multinational customers.

 Networks and physical assets

We maintain a substantial core network with key fixed and mobile assets, such as our superfast fibre broadband footprint of 27.5 million homes and businesses and our mobile spectrum assets.

 Our brands

We own three retail brands: BT, EE and Plusnet. We also own the Openreach brand which serves communications providers.

 Retail footprint

In the UK we have more than 600 retail stores, giving us the largest retail footprint of any mobile network operator.

 Innovation

This year we spent £643m on research and development enabling us to stay at the forefront of a rapidly changing world. We have a portfolio of more than 5,000 patents and applications, with 103 patent applications for inventions filed in 2018/19. As an example we are currently market leaders in the rollout of 4G and intend to lead the market to 5G.

 Partners

Our business model relies on partners and suppliers.

106,700

Total number

of employees

28m

Total number of

customers worldwide

27.9m

Homes and businesses with superfast fibre broadband

Our brands

600

Retail stores

throughout the UK

£643m

R&D spend

100

Number of countries we have suppliers in

9

British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

What we do	Stakeholder outcomes

Our purpose

To use the power of communications to make a better world.

Our goal

Drive sustainable growth in value. Lead in converged connectivity and services, seize new business opportunities and deliver industry-leading efficiency.

	Customers 5.4% Improvements in Right First Time performance Colleagues 77% Employee engagement outcome Suppliers £13.4bn Spent with suppliers	3.4m BT Call Protect customers 1,400 Agency workers converted to permanent 67% With top 100 suppliers
We build We build fixed and mobile connectivity across the UK, creating the UK’s leading network.

We innovate

We use our customer insight and technical skills to create new connectivity-based products and solutions.

We sell

Through our brands, we sell products and services to build trust, create value and generate loyalty.

We operate

We operate fast, secure and reliable fixed and mobile networks that deliver what our customers need.

Communities and society
	2m Children reached through the Barefoot Computing programme Government 1,800 UK public sector customers	87% Electricity used from renewable sources worldwide (UK now at 100% directly purchased)

Information linked to our business model

About BT – we explain how we’re organised

and how and where we operate on page 2.

Strategy – our strategy supports our business

model and is on page 10.

Principal risks and uncertainties – we describe

these and how we manage them on page 38.

Governance – we describe how we govern our business from page 46.

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British Telecommunications plc	Annual Report 2019

Our strategy

Our strategy is to lead in converged connectivity and services, capitalising on new business opportunities and delivering industry-leading operational efficiency. This is to support our goal of delivering sustainable growth in value.

Our markets are transitioning but they are still based on the universal need to connect and communicate, a need which has never been more essential.

Creating experiences for our customers that truly differentiate us from our competitors is at the centre of our strategic framework. Everything we do with respect to building the best converged network, and becoming a simpler, leaner and more agile business, needs to ultimately support our strategy to deliver great customer experience.

We have underpinned our strategy to fulfil the needs of two other critical stakeholder groups – our people and the communities in which we do business. For our people, our strategy is to make BT a brilliant place to work. For the communities we operate in, our strategy is to be a valued partner in helping to build better digital lives.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Strengths and opportunities

Our long-standing relationships with home and business customers give us a platform for continued investment.

Our investments result in long-lasting assets. This includes nationwide networks, where we are investing in the critical physical components – such as cabling, switches and routers – of the digital economy of the near future. Our strategy supports the building of a robust network that will underpin the growth of the digital economy, and enhanced connectivity in all parts of the UK.

Our network also creates a robust physical foundation for many uses in next generation technologies which need the best connectivity. We will own the foundation and therefore be in an unrivalled position.

We see significant opportunities in the advancement of Artificial Intelligence (AI) and machine learning, for new communications methods, such as virtual and augmented reality, and for connected devices. All of these opportunities require great connectivity, which we will need to support.

As a major player in the UK communications market we have a responsibility to do the right thing for the UK and make sure we operate within a fair regulatory framework and clear ethical boundaries. But being a player with substantial resources and a large and diverse customer base also gives us a real strategic advantage.

In global markets we are often a challenger to the incumbent, presenting an opportunity to innovate and move faster to deliver secure hybrid network solutions that support our customers’ migration to new digital technologies.

For more on the risks that affect us

see page 38.

Best	Differentiated	Simplified,
converged network	customer experience	lean and agile business

Customers want fast, secure, seamless and reliable connectivity to enable their digital lives and businesses. Therefore we must deliver the best converged network in the UK through our rollout of FTTP and 5G.

	Consumers and businesses have more choice than ever about how they communicate and the company they choose to buy from. We want to deliver a brilliant experience to encourage existing customers to stay with us and do more with us, and to encourage potential customers to switch to us. We aim to offer easy, personalised experiences across our channels and deliver seamless digital services.	Markets today are more dynamic and competitive and we operate in a complicated and regulated space. We are creating a simplified and lean business with agile ways of working. This means continually modernising our organisation, changing how we work to do things better for less cost, and simplifying our products, processes and systems.

For more information see page 14.	For more information see page 12.	For more information see page 16.

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British Telecommunications plc	Annual Report 2019

Strategic progress Delivering a differentiated customer experience

Creating an outstanding customer experience for all our customers, backed by the best network, is central to our long-term growth and future success. We are making progress but we want to go further.

Everyone at BT is responsible for providing a brilliant customer experience. We want our customers to enjoy using the products, services and support channels that we provide.

We measure customer experience in two different, but complementary, ways: customer experience (based on Net Promoter Score) and how often we get things Right First Time (RFT).

We regularly review the priorities of both our consumer and business customers, and will be evolving our RFT metric for 2019/20 to reflect this.

Our evolved measure, Keeping Our Promises, is focused on us meeting the commitments we make and providing a more reliable service.

NPS has increased over 11 consecutive quarters, with this year’s overall score 6.5 points better than last year’s. RFT was up 5.4%.

These improvements are largely due to our consistent approach over the past three years, focusing on:

1. Delivering a consistent and reliable service	2. Loyalty and value

42	600 shops
We have met or exceeded all of Ofcom’s 42 Minimum Service Level targets on copper and broadband services	Customers can now talk to us face- to-face in more than 600 EE shops

<1.8%	45Mbps
We now miss less than 1.8% of engineering appointments	Average broadband speeds for BT consumer customers is 45Mbps

3. Products that fit our customers’ needs	4. Enabling digital global business

90%	180
More than 90% of Samsung mobile phones were repaired on the same day	Next generation SD-WAN is available in 180 countries

SD-WAN	First
Launched innovative converged business products such as SD-WAN	First foreign communications provider to be awarded a licence in China

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

1. Delivering a consistent and reliable service

The communications we enable are so essential to our customers that delayed orders, faults or service disruptions can cause significant distress. This year, therefore, our investments included:

• speeding up our ultrafast fibre rollout (FTTP), passing an average of c14,000 new premises every week in 2018/19.

• hiring over 4,000 new contact centre agents, and switching 800 from agency contracts to full time, helping cut call centre wait times for business customers by a third and for EE broadband customers by a half.

• increasing the proportion of all BT brand Consumer service conversations handled in the UK to around 83%, and working towards a target of 100%. All BT Plus, EE and Plusnet calls are handled in the UK

• improving our eChat service, which is now used by one in five BT brand Consumer customers for service queries.

• increasing our intake of engineering apprentices by around 1,700.

We are innovating to improve the experience of our customers. For example, we are using remote visual assistant technology to help our call centre agents and our engineers provide expert advice more quickly.

Openreach’s proactive maintenance meant we had 2% fewer copper network faults than in 2017/18, Global Services transformation has enabled 71% of service incidents to be proactively detected. Openreach provided 99% of all customers with their first appointment date for a new service within 12 days, an improvement from 92% in 2017/18. Customer complaints to Ofcom reduced by a third for both BT’s consumer broadband and EE’s mobile customers when measured on a year-on-year basis.

Like many businesses, our complexity is still a challenge. But making our portfolio smaller and simplifying our processes will cut the cost and inertia that leads to poor customer experience.

Service progress around BT

• We have met or exceeded all of Ofcom’s 42 Minimum Service Level targets on copper and broadband services.

• We now miss less than 1.8% of engineering appointments, 23% fewer than last year.

• Average Ethernet provisioning times went down 7.6% compared to last year.

• Enterprise won two golds at the UK Customer Experience Awards.

2. Loyalty and value

We want to reward customer loyalty by focusing on value for money.

There will be no price increases for our BT brand consumer broadband, line rental and mobile products in 2019.

We want to do more than just stop customers leaving. We want to build more loyalty across all our brands, by focusing on value for money. We want customers to increasingly get more for their money – whether that is faster broadband speeds or better mobile coverage.

Loyalty and value progress around BT

• Customers can talk to us face-to-face in more than 600 EE shops about BT broadband and TV and EE products and services, with a full BT service planned for the end of 2019/20.

• Average broadband speeds for BT’s Consumer customers have improved 10% to 45Mbps.

• We now have nearly 3.4 million customers using our Call Protect product, preventing more than 220 million unwanted calls since launch in January 2017.

3. Products that fit our customers’ needs

Our BT Plus convergence proposition includes mobile replacement, guaranteed minimum speeds and double mobile data allowances for customers.

BT Plus launched in May 2018 and has around one million subscribers. Complete Wi-Fi subsequently launched as an enhanced version of the service and the take up has been encouraging. BT Sport saw a 4% audience increase for English Premier League games and an 18% increase for Champions League coverage.

We also launched BT’s new Stay Fast Guarantee to improve customer experience and reduce churn. We’ll optimise connection performance for new and re-contracting customers and then monitor and proactively manage connection quality, offering £20 compensation if we cannot fix speed issues.

We launched EE Smart Plans to expand our differentiation and drive value through more for more offers. The handset plan came with Swappable Benefits to increase value and encourage migration from SIM only, whilst both handset and Smart SIM plans offer a Service Pack including annual device health checks, accessory vouchers and extended device warranties.

Openreach launched a new volume-related discount offer for communications providers to help them boost their customers’ adoption of higher-speed and more reliable broadband services.

We have also started migrating customers to our all-IP digital platform. This brings opportunities for a range of richer experiences and propositions – from smart home technologies for consumers to sophisticated voice services for SMEs.

Products progress around BT

• We have launched innovative converged products for businesses such as BTNet, SD-WAN and cloud solution collaboration with Microsoft Azure.

• In TV, we are now a content super- aggregator with Netflix and Amazon Prime already available, and Sky (via NOW TV) on its way later in 2019.

• We launched a trial of fast mobile phone delivery through Enjoy on EE (within the M25) – offering customers delivery and set-up of their smartphone as quickly as two hours from placing their order.

• We launched a trial same-day repair service with Samsung where more than 90% of repairs were fixed on the same day and 80% in the same hour.

• We launched 4G Assure for our business customers, providing 4G connectivity if their fixed broadband service was not available. Half of new SME business orders now take this product.

4. Enabling digital global business

Our Global Services unit is refocusing on truly global customers. We are offering a smaller portfolio of repeatable, scalable cloud-of-clouds solutions – supported by market-leading security – to give customers flexibility, choice and control. We are also making processes smoother with self-service tools and automation.

Digital global business progress around BT

• Next generation, SD-WAN services are now available in 180 countries and we have launched two new Cisco and Meraki- based solutions.

• We were the first to market with Riverbed’s ‘Visibility as a Service’, which allows customers to view and manage their application traffic.

• To help our customers migrate to the cloud, last year we added Google and IBM to the partners we already support on our Cloud Connect Platform.

• Last year, a BT joint venture was awarded domestic operating licences within China. This is a major step towards allowing us to better serve our multinational customers.

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British Telecommunications plc	Annual Report 2019

Strategic progress Building the best converged network

The converged network we are creating is a long-term, sustainable asset. The investments we make today are the foundation of tomorrow’s digital services and our future revenue.

Our aim is to bring together our mobile, broadband and wi-fi networks to lead the market for converged digital services, while reducing our network costs by switching off assets like legacy PSTN by 2025.	Our technology focus areas have stayed the same over recent years, aligned to meeting our customers’ needs to connect and communicate. These are:

1. Superfast and ultrafast fibre	2. Current and future mobile

12.2m	16
We have 12.2m fibre broadband customers	We will launch 5G in 16 UK cities in 2019

3.2m	84%
Number of homes and businesses in the UK passed by our ultrafast fibre	The percentage of 4G geographic coverage in the UK

3. Network integration

First
EE is the first UK network to support all major smart home ecosystems

50%
By the end of March 2019 half of SME broadband sales came with 4G Assure

15

British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

This year we made good progress, which will continue next year. More of our customers took up superfast broadband products and we increased the pace of our investments in ultrafast.

Ultimately, our ambition is to lead the UK to 5G. We are starting to roll out our 5G network, with 16 UK locations going live in 2019. We are proud of still being the best network in the UK for current technologies, such as 4G.

We believe fibre is the future fixed connection to homes and we are rolling it out as fast as possible. We are increasing our aim of bringing FTTP from three million to four million properties by the end of March 2021, and our ambition to go from ten million properties to 15 million by the mid-2020s, subject to conditions being right.

To keep us in the lead for mobile, we are switching 3G signal to 4G and upgrading 4G sites to enable more spectrum and give customers a better experience. In 2018 we also acquired the spectrum we needed to start rolling out 5G. There is another spectrum auction happening in Spring 2020 where we expect to bid for more.

Commercial success increasingly depends on innovation, which is why we invest in research and development.

We are constantly looking at new innovations to deploy – like edge computing to cut network congestion and speed up application performance.

This year we invested £643m (2017/18: £632m) in innovation. Over the last decade we’ve been one of the largest investors in innovation in the UK, and globally in the telecoms sector.

We have a portfolio of more than 5,000 patents and applications, with 103 patents for inventions filed in 2018/19.

1. Superfast and ultrafast fibre[a]

We have now rolled out ultrafast fibre to 3.2 million homes and businesses. As part of the Openreach full fibre rollout, we are progressing build in 26 locations and in April announced a further 12 locations to benefit from FTTP availability. This includes London, Birmingham, Leeds, Manchester, Bristol, Cardiff, Edinburgh and Liverpool.

Superfast and ultrafast progress around BT

• We have 12.2 million superfast fibre broadband customers, within our footprint of 27.5 million covering 86.6% of homes and businesses.

• Our ultrafast fibre footprint now reaches more than 3.2 million homes and businesses.

• EE will offer ultrafast broadband to customers in summer 2019.

• We are working with government and Ofcom on options for a broadband Universal Service Obligation – to provide 100% of UK homes and businesses with a minimum speed of 10Mbps by 2020.

2. Current and future mobile

In August, RootMetrics named EE as the UK’s best network for the fifth year in a row. Using Ofcom measures, our mobile network now provides 84% geographic coverage in the UK. We aim to be the UK’s first mobile provider to offer 5G, launching in 16 busy UK cities in 2019.

Mobile progress around BT

• We’ve switched on 5G sites in East London and are rapidly launching more. We have also trialled live 5G in Canary Wharf.

• We announced a partnership with OnePlus on 5G in the UK. EE will be the first mobile operator in the world to offer the OnePlus 5G smartphone.

• We continue to increase capacity on 4G sites, laying the foundation for our 5G launch, and we have built more than 350 new 4G sites in the last 12 months to connect previously unconnected rural communities.

3. Network integration

We are bringing together our market-leading mobile, broadband and wi-fi networks into one converged, digital network to give customers seamless connectivity wherever they go. It will be the first of its kind in the UK. It is scheduled for completion in 2022 and when it launches it will signal a new era of connectivity.

Network integration progress around BT

• EE showcased Hybrid Broadband, combining mobile and fixed connections in one service.

• EE is the first UK network to support all major smart home ecosystems – with partnerships including Google, Apple, Alexa, Hive and Nest.

• We launched broadband with 4G Assure for SME customers to keep their broadband running if the fixed connection is lost. By the end of March 2019 half of SME broadband sales came with 4G Assure.

• We created a team dedicated to partnering with innovative converged technology companies to introduce new content, smartphones and smart home technology.

• Since EE launched shared data plans there have been more than three million data gifts between customers.

a Superfast fibre broadband refers to fibre-to-the-cabinet (FTTC). Ultrafast broadband refers to fibre-to-the-premises (FTTP) and Gfast.

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Strategic progress Creating a simplified, leaner and more agile business

This year we have continued to focus on modernising our organisation, to put customers at the heart of what we do.

We simplified our structure by bringing together our Consumer and EE businesses and our Business and Public Sector and Wholesale and Ventures businesses to create two new customer-facing units – Consumer and Enterprise.	We are changing our culture to bring it more in line with the dynamic company we want to be. That includes changes to the way we manage performance, our job categories and inter-team working.

Our specific focus areas are:

1. Simplifying products, processes and systems	2. Building a more modern, productive operation

4	£875m
Number of customer-facing units reduced from six last year	Overall cost savings from our cost transformation programme are currently an annualised benefit of £875m with an associated cost of £386m

3. Strategic sourcing
67%	4,029 Roles removed in the year through our cost transformation programme
Around 67% of our spend is with our top 100 suppliers

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To transform our business we need a simpler, flatter and more modern organisational structure. This means having broader, more accountable roles; fewer job levels; market-aligned pay; and clearer career paths that support individuals’ development.

Last year we committed to reshaping our workforce by reducing roles in the UK and overseas by 13,000 over the next three years, with a focus on senior and middle management roles and by getting smarter about how we operate.

We are on track against our restructuring plans with reductions in senior management balanced with hiring in our front lines – engineers and contact centres. This includes hiring more apprentices into Openreach to resource our integrated network and fibre rollout programmes.

In contact centres, we are recruiting more people to help improve the experience of our customers when they get in touch with us. Balancing the reductions in management roles with the increases in contact centre and engineering roles will leave a net reduction of around 7,000 roles by March 2021.

We are working with our people to ensure those affected by changes are supported through the change process.

We are one of the biggest private sector recruiters of apprentices in the UK by a significant margin. We are also popular – last year there were 63,000 apprentice applications for almost 4,000 places.

We aim to reshape our workplaces to make working for BT feel more like working for a modern technology company. We have started to roll out a more open working culture. This includes more teams working in the same buildings to boost productivity, innovation and inter-team working, supported by a wider range of collaborative software.

We are also speeding up ways of working. This means quickly bringing together teams for specific projects, then dissolving them when the project has finished. We are also letting people work in more fluid ways, encouraging more collaboration and cross functional working than we had before. We are creating more opportunities for people to test, learn and try again.

We have around 7,000 properties in the UK and 1,678 across the rest of the world. We lease most of our UK properties from Telereal Trillium, part of the William Pears group. We signed a sale and lease back arrangement with them in 2001. Eighty-seven per cent of our UK properties are operational sites housing fixed and mobile telecoms and broadband kit. These are retail outlets, offices, contact centres, depots and data centres. We also have BT Sport TV studios in London.

To enable these new working practices, we are creating and investing in more modern, fit-for-purpose office environments. For example, we are focusing on around 30 modern, strategic sites to create a more collaborative, open and customer focused working culture.

We recently carried out a review of the structure, composition and operation of our Board committees to speed up executive decision making and improve overall governance. Changes were approved and implemented by the Board in April 2019.

1. Simplifying products, processes and systems

Our large portfolio of products and services is complicated for customers and is resource-intensive to support.

We are starting to simplify our products and services and streamline our IT systems and processes. This will reduce additional work and duplication and help us keep our promises to customers more quickly and reliably. It will also give us a springboard to become the efficient business we need to be to thrive in the future.

Simplifying operations progress around BT

• We brought together our Consumer and EE businesses, integrating teams under a new multi-brand operating model.

• We integrated our Business and Public Sector and Wholesale and Ventures businesses into Enterprise to strengthen services and products and help customers move to converged technologies.

• Global Services restructured its operating model to create a new sales organisation around three global industry verticals, supported by a single, global commercial unit. This will give us deeper focus on fewer customers, improving their experience of doing business with us.

2. Building a more modern, productive operation

We know that becoming more efficient will make us more productive in the future, better able to offer a truly differentiated customer experience.

To do that we need a smaller workforce in some areas and a larger one in others. Our recent investments in front line contact centre people and engineers are part of our plan to put resources, support and decision making as close as possible to our customers.

To further boost productivity we also need our people to have better places to work and better digital skills. These will enable much greater customer focus.

Productivity progress

• Our better workplace programme is reducing the number of sites and upgrading those that remain.

• Our cost transformation programme remains on track, with c4,000 roles removed in the year.

• Overall savings from our cost transformation programme are currently an annualised benefit of £875m with an associated cost of £386m.

• Outsourcing of our UK and Republic of Ireland facilities management and projects and construction teams took effect on 1 April 2019. This has resulted in approximately 1,900 employees transferring out of BT.

• Openreach is committed to achieving a world-class cost base to underpin our fibre build and has integrated key network delivery teams to improve efficiency.

• In Global Services we are redesigning our service and portfolio operations to focus on the needs of our largest multinational customers.

3. Strategic sourcing

Through strategic sourcing, we delivered significant savings in 2018/19 and we are on track to deliver more savings in the future.

This approach is changing the way we think about procurement, which is also helping suppliers. Thinking earlier helps them optimise their own supply chains to support our future plans. This gives everyone more certainty and cuts back on unnecessary cost, which in turn improves our customer experience.

Strategic sourcing programme

• We are further rationalising our supplier base to reduce risk and cost.

• We are signing better value multi-year deals with more of a partnering ethos.

• We are working with our suppliers’ suppliers to cut raw material sourcing costs.

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Our stakeholders

We rely on our stakeholders for our success as we build the UK’s national digital infrastructure.

Our main stakeholders are customers, our people, the communities in which we do business, the environment, shareholders, suppliers, government and regulatory bodies.

Customers

We offer our customers the latest technologies and services to enable them to communicate, share, be entertained and do business. We deliver and support these products and services to build valuable, high-quality, long-term and sustainable relationships.

Our 28 million customer base is integral to our success. Our customers are consumers, businesses, multinational corporations, public sector organisations and other communications providers.

Some customers are also competitors because we sell wholesale products and services to other communications providers in the UK and overseas.

Everything we do starts with the aim of delivering a differentiated customer experience to generate value and create loyalty.

You can find more information on how our customers fit into our business model on page 8.

People

Our people are central to the transformation of our business, and our ability to deliver our vision, goals and strategic priorities.

We want them to use their skills and our technology to deliver great products and services for customers, communities and societies around the world.

Our people strategy is summed up by our ambition to be a brilliant place to work. We want to deliver an outstanding customer experience by getting our employee experience right. That means making BT a place where our people feel engaged and inspired to be at their best.

At the heart of this are our values:

In January’s BT-wide ‘Your Say’ employee engagement survey, we did better than previous years on all our value scores:

Eighty-four per cent of our people know how to use our values in their every day work, which helps us to provide our customers with a differentiated customer service.

We know that we still need to do more and make it easier for our people to make things happen for our customers. As a result we have introduced the RAPID® (Recommend, Agree, Perform, Input, Decide) framework.

RAPID® helps us be clear about the accountabilities for key decisions, which fosters speed, effectiveness and greater empowerment. We are embedding the framework through training our leaders across the organisation in how to use it.

Engaging our people

We are proud that BT people continue to live by our values – personal, simple, brilliant – and that their engagement keeps improving.

Our most recent annual engagement survey in January had an extremely high response rate of 87% and our year-on-year people engagement score increased by three percentage points to 77%.

We tell our people about company results, major business decisions and other things that affect them through lots of different channels. Leaders regularly meet their teams through roundtables, town hall debates, site visits, webcasts and blogs.

You can find more information on how we are reshaping our organisation and ways of working on page 17.

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Supporting our people in their careers

Careers are becoming more flexible. Many of our people want portfolio careers with different phases. Newer generations recognise that they might work for longer than their parents but don’t necessarily want jobs for life; they want to do different things and learn different skills.

We are making changes to our culture to keep abreast of these trends. We are working to attract and retain a diverse workforce, invest in our people’s development, promote their health and wellbeing and help them save for a better retirement.

As we reshape our workforce we are also providing a new career philosophy with greater transparency, clearer choice and a focus on skills for the future.

We continue in our positive approach to recruiting and developing disabled talent as part of our vision to be a disability-confident employer. Our range of support services and our BT Passport processes support our managers to making the necessary adjustments for new or existing disabled persons within BT.

Health and wellbeing

Employee wellbeing is one of the biggest contributors to organisational health and business success. Our aim is to build a team of engaged, healthy people who are fulfilled at work.

Our approach to wellbeing reflects this. We provide access to employee assistance globally, and we are making it easier for our people to get mental health support through early access counselling services. We have expanded our peer-to-peer scheme and manager training on mental health both in the UK and internationally. Our success rate in getting people with mental illness back to their normal work has risen to 96.5%.

The support available to our managers and team members helps us maintain a low absence rate of 2.36%. We have strengthened our support in managing and coping with change to help our people and managers work through the changes in our business.

We continue to drive focus on safety and assurance programmes. Our lost time injury rate is currently 0.24 working hours per 200,000 working hours, with an increase against a low baseline impacting the results. We track incident trends very closely and have not seen a pattern to the increase but continue to monitor this monthly.

106,700

We employ 106,700 full-time equivalent people in 60 countries, 84,300 of whom are in the UK. We employ an additional 2,000 FTE people through agencies.

16,000

This year, excluding acquisitions, we hired almost 16,000 people, 12,300 of whom were UK-based.

4,000

In 2018/19 we took on almost 4,000 new apprentices and more than 400 graduates.

1,400

We converted just under 1,400 agency workers to permanent, 800 of whom were in contact centres.

70%

The average age of our workforce is reducing with 70% under 50.

14,700

In 2018/19, 14,700 people left the company. 10,800 left through natural attrition, and 3,900 through paid leaver programmes as part of our drive to create a simple, lean and agile business.

We also listen to our people’s concerns through more formal engagement with our European Consultative Council, the Communications Workers Union, Prospect and EE employee representatives in the UK.

Building skills for future careers

We are reshaping our workforce profile to meet the evolving needs of our customers and the changing technology landscape.

We have continued to invest in apprenticeships and graduate programmes in all disciplines, mainly engineering, cyber, technology and customer operations. We complement functional skills with front line and future leader programmes which prepare our people for people management roles.

We are also focusing on hiring and developing talent to meet rising demand for digital and security skills over traditional telecommunications skills. For example, we have a Digital Academy in Consumer, we are building digital media and data insights teams in Enterprise, and in Global Services we are developing cloud computing and cyber skills at scale.

As we transition from PSTN to a modern, all-IP fibre network, we need to develop different skills. In Openreach we are addressing this increased demand with our ‘Open Street’ training facilities, which replicate a complete end-to-end network – from fibre to copper. They also recreate the homes and streets that our engineers encounter and provide a safe, real time environment to master new skills quickly. For example, ‘real’ scenarios can be created for students, including blocked ducts, open joints and intermittent faults. We plan to invest a further £11m and by 2021 have 11 fully operational Regional Training Centres all with their own ‘Open streets’.

This is part of our overall focus on improving digital skills – helping us contribute to the future success of the digital UK, improve our customers’ ability to connect, create demand for our future products and feed our talent pipeline.

For more information on our digital skills programmes see page 21.

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Our stakeholders continued

24%

Around 24% of our workforce (26,100) and 28% of our management (13,700) are women, including three out of 11 Board members. Our workforce includes around 79,800 men, with 34,000 of these in management roles.

12%

Around 12% of our UK people have a black, Asian or minority ethnic background.

5.0%

This year, BT’s overall median gender pay gap is 5.0%. Our mean gender pay gap is 5.9%. This is roughly the same as last year.

We are redesigning our technology apprentice and graduate schemes to reduce the risk of selection bias.

We have active people networks for Gender, Disability, Ethnicity, LGBT+ and Neurodiversity. All have senior sponsors and charters aligned to our strategy.

We continue to develop long-term initiatives such as TechWomen, furtHER and STEM Returners to help the organisation retain and nurture female talent.

Pay and benefits

We regularly review our pay and benefits. Most of our UK-based engineering and support people’s pay is negotiated through collective bargaining with our recognised trade unions. This means everyone gets treated fairly. Our managers’ pay ranges are also set at competitive levels. We work out bonuses through a mix of business performance and personal contribution.

Our executives may also get long-term share awards. These are discretionary and aligned to the long-term strategy of the company. What they get is determined by the group’s performance over a three-year period. Executive directors must keep hold of those shares for two more years.

Incentives for Openreach are tied to a combination of personal contribution and Openreach’s performance, not showing in BTs performance. And these are paid in cash, not BT shares.

We support our people through retirement savings plans, employee share schemes and country-specific benefits.

Volunteering

This year, we took the decision to no longer focus purely on the proportion of our people who volunteer, which is why the volunteering participation rate dropped to 26%. Instead we will refocus our volunteering efforts on digital skills – the area we think will deliver the greatest impact for the UK and BT.

In the year ahead we’ll develop a new target, that better reflects the impact and growing contribution our people are making through volunteering. As an example, this year just over 2,500 of our people contributed more than 6,700 days supporting digital skills programmes and helping young people prepare for the world of work.

Helping people save for a better retirement

Over the past two years we have worked to change the way our people save for retirement. This ensures that our pensions are fair, flexible and affordable for all members and also helps manage our future risks and costs.

The BT Pension Scheme (BTPS) triennial valuation process ran in 2017/18. In 2018/19 we concluded our UK Pensions Review, agreeing the closure of Sections B and C of the BTPS to future accrual with members moving into the BT Retirement Saving Scheme (BTRSS).

For further information on our pension scheme, see page 96.

Communities

Our communications products, services, networks and people are vital to the communities in which we operate. Our place at the heart of so many communities also makes it important that our business practices are ethical and transparent.

Our total investment in society in 2018/19 was £28.7m – 0.83% of adjusted profit before tax. Although this was below our target of 1%, we remain committed to the target and have invested £194.9m at an average of 1.02% over the last five years.

Going forward, this investment will mainly be directed towards digital skills. This has led to some difficult decisions, like the closure of our fundraising platform, MyDonate, in June 2019.

Introduced in 2011, MyDonate was the UK’s first fee-free platform, but there are now many other providers in the market. We’re proud of what we achieved, helping raise more than £400m over the last nine years. But it is now time to lead in another important area for the UK. Our work with charities and other partners will increasingly focus on digital skills. We will continue to report on our ambition to use our skills and technology to generate more than £1bn for good causes by 2020, but it will no longer be a business priority. Since 2012/13, we’ve

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used our technology and expertise to help generate more than £646m for good causes, including £109m this year.

Digital skills

The UK faces a major digital skills challenge and we are in a unique position to help tackle this. We are fundamental to the UK’s ambition to be a leading digital economy. We take our responsibilities very seriously – investing in nurturing the skills needed by everyone to flourish in the digital world.

Doing so serves a number of our stakeholders as well as creating the potential for future demand for our products and helping us to adapt our workforce.

We’re increasing our efforts with a major push to encourage and equip our customers and communities to upgrade their digital skills and capabilities.

To reflect our ambition in this important area, we have set a target to reach ten million people in the UK with digital skills training by 2025. This supersedes our existing target (to help ten million people overcome social disadvantage through the benefits our products and services can bring) with a more focused and measurable programme.

This new target builds on our existing investment in young people. In a world where life and work increasingly depend on technology, giving today’s school children the right skills will be critical to their success.

Barefoot Computing, our partnership with BCS, the Chartered Institute for IT, operates in around 60% of UK primary schools and helps young people (aged five to 11) develop their computational thinking skills as part of the computer curriculum. BT volunteers have helped to train more than 70,000 teachers. Through them, Barefoot has reached more than two million children since 2014.

BT has become the first strategic partner of the new National Centre for Computing Education (NCCE). This initiative from the Department for Education is designed to improve the reach and quality of computing teaching across England. Among other things, we’ll be bringing Barefoot to the heart of the NCCE’s offer for primary schools.

Championing human and digital rights

We’re committed to respecting everyone’s basic rights and freedoms – both online and offline. The nature of what we do means we must protect customers from online harm, safeguard their privacy and security and support their right to free expression. Our Digital Impact & Sustainability Committee, a board committee oversees our human and digital rights programme.

65%	11.3m	3 in 4	£63bn
The percentage of children starting school today who will have jobs that don’t yet exist.	The number of adults who lack basic digital skills.	The number of UK businesses who report internal digital skills gaps.	The estimated annual impact of the digital skills gap on the UK’s future competitiveness.

The above data has been drawn from external sources.

Boosting digital skills and inclusion

•  We’re helping SMEs with digital skills, through initiatives including workshops run by BT Sport and Google Digital Garage. We held 11 workshops and coached over 1,000 BT Sport commercial customers to enhance their online profiles.

•  Our BT furtHER programme in partnership with ‘Code First: Girls’ is a free full-time digital intensive programme that gives women the opportunity to move into a technical career. Twenty-one women from the first programme have transitioned into software developer roles in technology.

•  EE partnered with ‘Action On Hearing Loss’ to give mobile plans and service to the one in six people in the UK who have hearing loss.

•  We’ve partnered with the British Asian Trust in India on a programme that aims to empower 500,000 adolescent girls through technology and education.

•  Our funding and technical expertise is helping Jā gala, a tech start up, develop easy to deploy wi-fi systems for refugee camps and in a wide range of humanitarian situations in Italy, Serbia and the UK.

This year we launched a new overarching human rights policy, and reported on modern slavery, privacy and freedom of expression. We collaborate on privacy and free expression challenges through the Global Network Initiative.

We want to lead the way in tackling modern slavery through technology. This year we co-founded and launched Tech Against

Trafficking, a coalition of organisations including Amazon, Vodafone, AT&T, Microsoft, Nokia, Salesforce and anti-trafficking experts, to work together on the challenge. We also partnered with the UK charity Unseen to extend the reach of the UK Modern Slavery Helpline through a smartphone app.

We comply with the Modern Slavery Act and follow international standards on human rights, such as the International Labour Organisations Principles and the UN Guiding Principles on Business and Human Rights. We have contractual standards on working conditions to avoid forced labour. We also have processes in place to assess the risks of our suppliers not meeting these conditions. We work with EcoVadis and the Responsible Business Alliance to inform our assessments. We will follow up with our suppliers on any improvements needed. For higher risk sites of concern, we go to see the working conditions for ourselves.

For more information on human and digital rights, see btplc.com /digitalimpact and sustainability/humanrights/modernslavery

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Our stakeholders continued

The environment

Our products, supply chain and operations all have an impact on the environment. We are taking a leadership role in tackling climate change and have a target to become a ‘net zero’ carbon emissions business by 2045.

The Intergovernmental Panel on Climate Change report published in October 2018 has underscored the importance of urgently tackling climate change. We continue to work in areas we control, while also being active in driving change with our customers, suppliers and other stakeholders.

Cutting our emissions and energy use

This year our energy consumption dropped by 2.24% and we reduced our total end-to-end worldwide CO2 equivalent (CO2e) emissions by 7.4%.

We have saved around £298m since 2009/10 through more efficient cooling systems, modernising data centres, optimising our networks, introducing LED lighting and installing energy management systems. This year we celebrate our tenth year of investment in energy reduction programmes, through which we have consistently delivered energy.

Our worldwide greenhouse gas emissionsa

Year ended 31 March

[a] We restate previous years’ data when we think subsequent information is materially significant (eg replacing estimates with measured figures).

    In October 2018 we pledged to become a net zero carbon emissions business by 2045. This extends our 1.5° C science-based target to reduce the carbon emissions intensity of our operations by 87% by 2030 (against a 2016/17 baseline). There are three main areas we are focusing on to achieve this:

•  purchase 100% renewable electricity worldwide by 2020 where markets allow. We are currently at 87%. This year, we agreed new contracts to power EE’s mobile network with renewable electricity meaning that in the UK, 100% of our directly purchased electricity is now from renewable sources

•  convert our fleet to ultra-low emissions vehicles

•  decarbonise our buildings.

Our CO2e emissions
Year ended 31 March

CO2e Ktonnes	2017	2018	2019
Scope 3	4,772	4,387	4,112
Scope 2	222	193	114
Scope 1	182	184	184
Total	5,176	4,764	4,410

Scope 1 + 2 intensity:
(CO2e tonnes per £m value added)	31	29	23

We now include all scope 3 emissions in our reporting. Figures exclude third-party consumption. Scope 2 data uses market-based calculation. For full methodology and further data see btplc.com/digitalimpactandsustainability

Our worldwide energy use Year ended 31 March

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consumption savings. There will be further savings as energy efficiency reduces our environmental impact and plays a part in overall cost transformation.

Helping customers lessen their impact

Our products and services help our customers reduce carbon emissions – for example, through avoiding travel and becoming more efficient.

Last year our products and services helped our customers avoid 11.7 million tonnes of carbon. That is the equivalent of the carbon emissions of around three million UK households.

Carbon in our supply chain

The products we sell are manufactured in our upstream supply chain and we continue to work with key suppliers to reduce their carbon impact.

Wider environment aspects

We are reducing plastic waste from our products and from our operations. We track this through our Environmental Management System. Our people are passionate about reducing plastic use within BT. More than 4,500 BT people signed our recent internal plastic pact, pledging to cut their plastic use at work and at home.

For more on this, and on other environmental matters, see our Digital impact and sustainability report btplc.com/digitalimpactandsustainability

Suppliers

Our thousands of suppliers are a vital part of our value chain. Because of our size, we are also a vital part of theirs.

Our suppliers provide products and services that help us execute our strategy. We source from across the world and have suppliers in nearly 100 countries. Our integrated fibre and 5G network will require significant capital investment, and procurement savings are key to funding this.

We want to know who we’re doing business with and who’s acting on our behalf, so we:

• choose suppliers using principles that make sure we act ethically and responsibly

• check that goods and services we buy are made, delivered and disposed of in a socially and environmentally responsible way

• measure factors such as suppliers’ energy use, environmental impact and labour standards as well as working with them to improve these.

We are a signatory of the UK Prompt Payment Code and support government initiatives to encourage small business growth.

Supplier risks

There has been recent commentary on how national security could be compromised at the level of some of the foundation technologies in national communications networks. Our approach is to focus on sourcing a range of the best technologies in the core of our networks, from a wide range of places.

We also face a continual challenge to ensure the quality and ethical integrity of our supply chain. You can read more about our supply-related risks on page 44.

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Our stakeholders continued

HM Government

We work with over 1,800 UK public sector customers and support critical services in the UK.

Our networks enable vital services, such as welfare, tax, health and social care, police and defence, to function – while protecting citizens’ personal data.

Civil resilience and other obligations

Under the Communications Act 2003, the Government can ask us (and others) to run or restore services during disasters.

The Civil Contingencies Act 2004 also states that the Government can impose obligations on us (and others) at times of emergency or in connection with civil contingency planning.

The Secretary of State for the Home Department can sometimes also oblige us to act in the interests of national security.

Our public affairs team is responsible for relationships with the Government on all issues of policy. Our Enterprise team is responsible for selling and maintaining public sector contracts and services.

Regulators

Communications and TV services are regulated in the UK and around the world. Regulation helps ensure that there are consistent rules and standards within each jurisdiction to protect consumers and promote competition.

Our main regulatory relationship is with Ofcom in the UK. Ofcom operates under the Communications Act 2003, which gave it its powers and duties and transposed the EU regulatory framework for electronic communications in the UK.

Under the Act, Ofcom sets conditions that communications providers must adhere to. Ofcom’s main duties in respect of communications are to further the interests of citizens and consumers, where appropriate by promoting competition. In doing so it must also have regard, where relevant, to the desirability of encouraging investment and innovation. Ofcom has general competition powers for the sector and enforces consumer law, alongside other economic regulators and the Competition and Markets Authority.

We aim to be leaders in full fibre and 5G, and launch a UK converged network. This will benefit our customers, as well as the UK more widely. Our dialogue with Ofcom focuses on how the regulatory regime can help its ambition for the UK, while keeping the market fair and competitive.

In 2018 we implemented the Commitments we gave to Ofcom to provide Openreach with greater strategic and operational independence following its Digital Communications Review. Ofcom reported it is broadly satisfied with our progress. This included incorporating Openreach Limited as a wholly owned subsidiary of BT Group plc, with its own board and greater strategic independence. It also included completing the TUPE transfer into the new Openreach Limited of 31,000 employees from BT plc.

We continue to monitor and provide assurance to Ofcom on our compliance with the Commitments. We are currently working to make our internal processes and information sharing between BT and Openreach more transparent.

Future Telecoms Infrastructure Review

In July 2018, the Government published its Future Telecoms Infrastructure Review which concluded that the most effective way to deliver nationwide fibre connectivity at pace is to promote competition and commercial investment where possible, and to intervene where necessary. Ofcom’s subsequent policy documents signalled a shift from emphasising retail competition to facilitating competitive investment in full fibre.

The Government’s February 2018 consultation on its statement of strategic priorities for Ofcom reiterates its ambition to see ‘gigabit capable’ networks available to 15 million premises by 2025 and nationwide by 2033. This is alongside an ambition to extend mobile coverage to 95% of the UK by 2022. This desire to see the UK as a world leader in digital infrastructure fits with our desire to invest more, and aligns with our strategic priority of building the best converged network.

Consumer regulation

UK regulators have consumers’ interests as a priority. One area of attention is different pricing between new and existing customers. We aim to provide all our customers with great value, with offers that are fair and right for them. We also help our EE customers make sure they are on the best value deal by telling them when it’s time to reconsider their contracts and offering them alternatives. We will be implementing end of contract notifications for all of our BT and Plusnet customers too.

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Decent broadband for all

The Government has committed to implement a Universal Service Obligation for 10Mbps broadband from 2020 and Ofcom is working to deliver this. It issued a consultation in December 2018 proposing to designate BT and KCom as Universal Service Providers. We are working with Ofcom to look at how to deliver this efficiently and in a way that provides a good experience for customers.

Wholesale regulation

In December, 2018 Ofcom issued a consultation on Physical Infrastructure Markets and Business Connectivity Markets setting out how it intends to regulate up to 2021. It has also started consulting on a clear, predictable and long-term framework for regulation from 2021 onwards. This framework envisages longer (five-year) market review periods (instead of the current three-year reviews). On balance, we welcome Ofcom’s approach, including its shift toward regulating passive infrastructure where it enables deregulation further downstream.

In its consultation on Physical Infrastructure Markets, Ofcom proposes to extend the existing access obligation applicable to BT’s ducts and poles, currently limited to mixed residential and business broadband, to deployments of any fixed networks including standalone leased lines. The proposal is for this to start one month after publication of its final statement, expected in Q1 2019/20. We understand the importance Ofcom attaches to unrestricted ducts and poles access and have indicated our willingness to work with Ofcom on the detailed implementation of the proposals, including how to ensure a sustainable long-term pricing regime ahead of the 2021 market review period.

In its consultation on Business Connectivity Markets, Ofcom proposed to remove regulation of legacy business connectivity products and deregulate additional BT exchanges and data centres. Ofcom also proposed to maintain stable wholesale pricing in these markets to support investment in full fibre. While positive overall, some of Ofcom’s proposals are less helpful, for example its proposed obligation on us to provide dark fibre from BT-only exchanges which in our view is not consistent with the desire for greater investment nor necessary to promote competition given passive infrastructure access. We are continuing to engage with Ofcom on this and expect it to say more in 2019.

Spectrum

In the mobile area, 2018’s spectrum auction gave us the bandwidth we needed to start rolling out 5G. The next auction is expected in spring 2020 which we intend to participate in.

Simplifying regulatory reporting

Understanding the economics of the services we provide in regulated areas of our business is important. We are working with Ofcom to improve our reporting to become relevant, transparent and more focused in order to get better quality insight.

EU regulation

Brexit may have a significant effect on regulation. Until we know how the UK will exit the EU, we cannot know what that effect will be, but we have made contingency plans.

Where we do business in EU countries, electronic communications networks and services are governed by directives and regulations set by European institutions.

These create an EU-wide framework for fixed and wireless telecommunications, internet, broadcasting and transmission services.

The directives are there to encourage competition, leading to better investment in fixed and mobile networks, and to protect consumers. They require independent national regulators to review markets for significant market power regularly and to put in place fair and proportionate remedies. They also include rules covering spectrum authorisation, consumer protection and universal service obligations.

This framework was updated in 2018 in the form of a new European Electronic Communications Code (EECC). We believe the EECC is largely positive – making it easier for operators to roll out ultrafast fixed and mobile networks.

Other international regulation

Regulation in international markets varies widely. This can stop us competing and providing the services our customers want. We keep driving incumbent operators around the world, and their regulators, for fair, cost-related wholesale access to their networks.

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Our key performance indicators

We have achieved our customer experience target for the year, but want to go further. Change in underlying revenue was down 0.9% and Adjusted EBITDA was down 2%.

We use three key performance indicators (KPIs) to measure progress against our strategy; one non-financial and two financial. Our non-financial KPI is improvement in customer service, which is measured using our Right First Time metric. Our financial KPIs are: change in underlying revenue and adjusted EBITDA.

As explained on page 12 we will be evolving our Right First Time metric for 2019/20 to reflect the commitments we make to customers and providing a more reliable service. This evolved measure will be renamed Keeping Our Promises.

We also measure customer experience through Net Promoter Score (NPS). This is up 6.5 points from last year and has improved over 11 consecutive quarters. From 2019/20 we will be reporting this as one of our non-financial KPIs.

As our strategy evolves we will continue to review these KPIs to make sure they are the best measures to reflect our performance against our strategy.

Customer service

Right First Time is our main measure of customer service. It tracks how often we keep our promises to customers. This could be keeping to appointment times, completing orders in the defined timeframe or fixing faults within an agreed period. As well as improving service and the customer experience, keeping our promises should reduce the work required to fix mistakes, and so reduce our costs.

+5.4% Right First Time improvement[a] At 31 March

Right First Time was up 5.4%

(2017/18: up 4.3%).

Improving the service we deliver is key. We’re making good progress and every customer-facing unit has improved its Right First Time score. Despite these improvements, our strategic priority is to truly differentiate ourselves on customer experience, and we will keep looking for ways to do that. You can read more about our differentiated customer experience on page 14.

[a] Cumulative improvement from 1 April 2009.

Change in underlying revenue

Underlying revenue reflects the underlying performance of the group that will contribute to long-term sustainable growth. We exclude the impact of specific items, foreign exchange movements, acquisitions and disposals.

(0.9)% Change in underlying revenue Year ended 31 March

Change in underlying revenue was down 0.9% (2017/18: down 1.0%).

Change in underlying revenue was down as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. We explain more about the performance of our customer-facing units from page 34.

[a] Calculated as though EE was not part of the group until 1 April 2016.

[b] Calculated as though EE had been part of the group from 1 April 2015.

[c] Calculated including the impact of transit, which is no longer material.

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Additional information

Adjusted EBITDA		Alternative performance measures Reconciliations of these financial measures to the closest IFRS measure are set out in the Additional information section from page 156.

Adjusted EBITDA is defined as group profit before depreciation, amortisation, net finance expense, taxation and is before specific items. We consider adjusted EBITDA to be a useful measure of our operating performance because it approximates the underlying operating cash flow by eliminating depreciation and amortisation.

-1.5% Adjusted EBITDA Year ended 31 March	Adjusted EBITDA was down 1.5% at £7,395m (2017/18: down 1.8% at £ 7,508m). The decline in Adjusted EBITDA was in line with our expectations and primarily driven by revenue decline.

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Our performance as a sustainable and responsible business

Non-Financial Reporting Information Statement

Our integrated approach to reporting means that the requirements of the Non-Financial Reporting Directive are addressed throughout the Strategic report. For ease of reference, information pertaining to each of the matters addressed by the new regulation can be found on the following pages: Human rights (page 21); Our people (page 18); Social (page 20); Environmental (page 22); Anti-corruption and bribery (page 28).

For more information on our codes of practice and employee policies, see btplc. com/thegroup/policyandregulation/people

For more information on human and digital rights, see btplc.com/ digitalimpactandsustainability/ humanrights/modernslavery

Additionally, non-financial matters have long been embedded in our business model as stakeholder outcomes on page 9. Non-financial performance indicators are linked to our ambitions and foundation measures as a sustainable and responsible business and can be seen in the following table.

Anti-corruption and bribery

We follow local and international law, including anti-corruption and bribery laws. The UK Bribery Act and US Foreign Corrupt Practices Act (FCPA) have extraterritorial reach, so cover our global operations. We also have to make sure we follow trade sanctions and import and export controls.

Our ambitions[a] By 2025, to reach 10m people in the UK with digital skills training[b]		Our ambitions By 2045, to become a net zero carbon emissions business[c]

2018/19 performance	Status	2018/19 performance	Status
N/A	Reporting to start	298,461
new ambition	in 2019/20	tonnes CO2e	ongoing target
2017/18: N/A		2017/18: 377,073
By 2020, to help 5m children to receive better teaching in computer skills		By 2030, to cut our carbon emissions intensity[d] by 87%, compared with 2016/17 levels

2018/19 performance	Status	2018/19 performance	Status
2m	To be subsumed into above target in 2019/20	25.7%
children reached		reduction achieved	ongoing target
2017/18: 1.6m		2017/18: 7.1% (restated)
By 2020, to enable customers to reduce their carbon emissions by at least three times the end-to-end carbon impact of our business

		2018/19 performance	Status
2.6:1
		achieved	ongoing target
2017/18: 2.4:1 (restated)
By 2020, to buy 100% of our electricity worldwide from renewable sources, wherever markets allow

		2018/19 performance	Status
87%
		bought from renewable sources	ongoing target
2017/18: 80% (restated)

[a]

As we direct our resources onto digital skills, we will no longer prioritise our fundraising ambition (by 2020, to use our skills and technology to help generate more than £1bn for good causes) but continue to report performance on page 21.

[b]	Revised target introduced to supersede our previous aim (by 2020, to help 10m people overcome social disadvantage through the benefits our products and services can bring).

[c]	Measured for scopes 1 and 2 greenhouse gases.

[d]	Measures for scopes 1 and 2 greenhouse gases, per unit of gross value added.

[e]	Senior management team: our top c600 leaders.

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To find out more about our progress in these areas, see: bt.com /digitalimpactandsustainability

Our ambitions		Our ambitions		Our ambitions
Societal investment: to be more than 1% of adjusted profit before tax (PBT)		Employee engagement index: to maintain or improve our relationship with our employees		Carbon emissions: by 2030, to reduce our supply chain carbon emissions by 29%, compared to 2016/17 levels.
2018/19 performance	Status	2018/19 performance	Status	2018/19 performance	Status
0.83%		77%		7.3%
of PBT invested	ongoing target	favourable	target met	reduction achieved 2017/18: 5.1% (restated)	ongoing target
2017/18: 1.02%		2017/18: 74%
1.02%		Gender: By end of 2020/21, we want 40% of our senior management team[e] to be women
5-year average
2017/18: 1.06%		2018/19 performance	Status
Volunteering: by 2020, to inspire 66% (two-thirds) of our people to volunteer		31% Women on senior management team 2017/18: N/A	ongoing target
2018/19 performance 26% of BT people volunteering 2017/18: 39%	Status To be replaced with new target in 2019/20

Sickness absence rate: to maintain or reduce percentage of calendar days lost to sickness
		2018/19 performance	Status
2.36%
		calendar days lost to sickness	target failed
2017/18: 2.30%
Ethical perception: to maintain or improve our employees’ perception of our ethical performance
		2018/19 performance	Status
86%
		favourable	target met
2017/18: 83%

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British Telecommunications plc	Annual Report 2019

Group performance

Performance

BT delivered solid results for the year.

Reported revenue fell by 1% to £23.4bn and underlyinga revenue was down 0.9% as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses. Our reported profit before tax was up 3% to £2.9bn, reflecting one-off EE acquisition warranty costs in the prior year. Adjustedb profit before tax was down 5% at £3.5bn reflecting the lower revenue partly offset by restructuring related cost savings and lower payments to telecommunications operators driven by Global Services strategy to de-emphasise low margin business.

Alternative performance measures

We assess the performance of the group using various alternative performance measures. These measures are not defined under IFRS so are termed ‘non-GAAP’ or ‘alternative performance’ measures. We present a reconciliation from these to the nearest prepared measure in line with IFRS on page 156. The alternative performance measures we use may not be directly comparable with similarly-titled measures used by other companies.

IFRS 15

IFRS 15 ‘Revenue from Contacts with Customers’ replaced IAS 18 ‘Revenue’ with effect from 1 April 2018. We present current year results on the new IFRS 15 basis but prior year comparatives on an IAS 18 basis. For this reason, certain measures may not be directly comparable. See notes 1 and 2 for further information.

[a]	Underlying revenue excludes specific items, foreign exchange movements, acquisitions and disposals.

[b]	Adjusted measures exclude specific items, as explained in the Additional information on page 156.

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Group performance continued Summary financial performance for the year continued

Summarised income statement

Year ended 31 March	2019 £m	2018 £m	2017 £m

Revenue	23,428	23,723	24,062

Operating costs[a]	(16,458)	(16,825)	(17,320)

Depreciation and amortisation	(3,546)	(3,514)	(3,572)

Operating profit	3,424	3,384	3,170

Net finance expense	(527)	(579)	(610)

Associates and joint ventures	1	(1)	(9)
Profit before tax	2,898	2,804	2,551
Tax	(551)	(620)	(485)
Profit for the period	2,347	2,184	2,066

Revenue

Both reported and adjustedb revenue fell by 1% as growth in our Consumer business was more than offset by regulated price reductions in Openreach and declines in our enterprise businesses in particular in fixed voice and also reflecting our strategy to reduce low margin activity such as equipment sales. Excluding the negative impact of £35m from foreign exchange movements, underlyingc revenue fell 0.9% (2017/18: fell 1%), which exceeds our expectation of down around 2%.

You can find details of revenue by customer-facing unit on pages 34 to 35. Note 6 to the consolidated financial statements shows a full breakdown of reported revenue by all our major product and service categories.

Operating costs

Reported operating costs were down 2% and adjustedb operating costs before depreciation and amortisation were down 1%. This was mainly driven by restructuring related cost savings and lower payments to telecommunications operators driven by Global Services strategy to de-emphasise low margin business, partly offset by higher costs of recruiting and training engineers to support Openreach’s ‘Fibre First’ programme and help deliver improved customer service.

Our cost transformation programme remains on track. c4,000 roles were removed in the year, with the largest elements being in Global Services and our Corporate Units. Overall savings from the programme are currently an annualised benefit of £875m with an associated cost of £386m.

Note 7 to the consolidated financial statements shows a detailed breakdown of our operating costs.

[a]	Excluding depreciation and amortisation.

[b]	Adjusted measures exclude specific items, as explained in the Additional information on page 156.

[c]	Underlying revenue excludes specific items, foreign exchange movements, acquisitions and disposals.

Adjustedb operating costs before depreciation,

amortisation and specific items

Year ended 31 March

Profit before tax

Our reported profit before tax was up 3% at £2,898m, reflecting one-off EE acquisition warranty costs in the prior year. Adjustedb profit before tax was down 5% at £3,462m reflecting the lower revenue partly offset by the lower costs and higher net finance expense from increased net debt.

Adjustedb EBITDA

Adjustedb EBITDA was down 2% at £7,395m, in line with our expectations. This is primarily driven by revenue decline partly offset by the lower costs as described above. You can find details of adjustedb EBITDA by customer-facing unit on pages 34 to 35.

Specific items

As we explain on page 156, we separately identify and disclose those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). Specific items are used to derive the adjusted results as presented in the consolidated income statement. Adjusted results are consistent with the way that financial performance is measured by management and assists in providing an additional analysis of the reported trading results of the group.

Specific items resulted in a net charge after tax of £452m (2017/18: £741m).

During the year we incurred restructuring costs of £386m (2017/18: £287m), mainly relating to leavers. The costs reflect projects which are part of our group-wide cost transformation programme, including remaining activities related to the EE integration.

We have recognised a net charge of £27m (2017/18: £49m) relating to the completion of the majority of deemed consent compensation payments, new regulatory matters arising across a range of issues, including price and service issues, the reassessment of other regulatory risks and in light of historical regulatory decisions by Ofcom.

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We have recognised a charge of £36m (2017/18: £28m) relating to the rationalisation of the Group’s property portfolio, a charge of £26m (2017/18: £nil) in relation to the high court requirement to equalise pension benefits between men and women due to guaranteed minimum pension (GMP) and net interest expense on pensions of £139m (2017/18: £218m). This decreased from 2017/18 due to the decrease in the BT Pension Scheme deficit over the year to 31 March 2018. We also released £55m (2017/18: £nil) of provisions following the settlement of various matters in our Italian business.

The tax credit on specific items was £112m (2017/18: £87m).

Note 10 to the consolidated financial statements shows the details of all revenues and costs that we have treated as a specific item.

Taxation

Our effective tax rate was 19.0% (2017/18: 22.1%) on reported profit and 19.2% (2017/18: 19.5%) on profit before specific items. We paid income taxes globally of £431m (2017/18: £473m).

We paid UK corporation tax of £317m (2017/18: £374m). We benefited from £90m of EE’s historical tax losses (2017/18: £111m) and £391m from tax deductions on employees’ pension and share schemes (2017/18: £217m).

Our tax expense recognised in the income statement before specific items was £663m (2017/18: £707m). We also recognised a £343m tax credit (2017/18: £262m expense) in the statement of comprehensive income, mainly relating to our pension scheme.

We expect our sustainable income statement effective tax rate before specific items to be around the UK rate of corporation tax, as we do most of our business in the UK.

Note 11 to the consolidated financial statements shows further details of our tax expense, along with our key tax risks.

Dividends

A dividend of £2,500m (2017/18: £nil), was paid to the parent company, BT Group Investments Ltd, during 2018/19. Subsequent to 31 March 2019, the directors have declared a dividend of £1,575m for 2018/19.

Capital expenditure

In recent years we’ve prioritised capital expenditure to underpin our strategy, and to expand coverage and capacity whilst making our fixed and mobile networks faster and more resilient.

Capital expenditure was £3,963m (2017/18: £3,522m) including network investment of £2,083m, up 21%. This includes £213m grant funding deferral under the Broadband Delivery UK (BDUK) programme, of which £168m relates to a change in base-case assumption for customer take-up. Excluding the effect of the grant funding deferral, capital expenditure was £3,750m. The remaining increase in network investment reflects increased spend on our Fibre Cities programme, partially offset by lower mobile investment as the Emergency Services Network (ESN) passed the peak deployment phase. Our BDUK Gainshare provision at the end of the year was £639m.

Other capital expenditure components were up 5% with £929m spent on customer driven investments, £747m on systems and IT, and £204m on non-network infrastructure.

Capital expenditure contracted but not yet spent was £1,432m at 31 March 2019 (2017/18: £993m).

Net finance expense

Reported net finance expense has decreased by £52m to £527m. Net finance expense before specific items of £388m (2017/18: £361m) increased by £27m.

Year ended 31 March Before specific items	2019 £m	2018 £m	2017 £m

Interest on borrowings	697	561	622

Interest relating to derivatives	(3)	15	10

Total finance expense	694	576	632

Total finance income	(306)	(215)	(232)

Net finance expense	388	361	400

Finance expense of £694m (2017/18: £576m) increased by £118m as average gross debt is higher than last year.

Finance income of £306m (2017/18: £215m) increased by £91m mainly due to higher average investment balances.

Cash flow

We generated a net cash inflow from operating activities of £4,261m.

Summarised cash flow statement

Year ended 31 March	2019 £m	2018 £m	2017 £m

Cash generated from operating activities	4,692	5,381	6,730

Income taxes paid	(431)	(473)	(551)

Net cash inflow from operating activities	4,261	4,908	6,179

Cash flow from investing activities

Interest received	23	7	7

Dividends received from associates and joint ventures	–	–	2

Disposals and acquisitions	14	(23)	51

Movement on non-current amounts owed by ultimate parent company	(1,508)	(1,677)	(1,571)

Net movement on current financial assets	(201)	(1,495)	1,423

Capital expenditure	(3,637)	(3,341)	(3,119)

Other	1	19	(22)

Cash flow from financing activities

Interest paid	(531)	(555)	(629)

Loans and borrowings	2,673	2,171	(2,302)

Net increase in cash and cash equivalents	1,095	14	19

We’ve made investments for the future of our business, while supporting our pension, funding BT Group plc’s share buyback programme and paying dividends to our parent company.

The outflow from non-current amounts owed by the ultimate parent company mainly comprised the funding of the ultimate parent company’s payments of equity dividends of £1,504m (2017/18: £1,523m) and share buyback programme of £9m (2017/18: £199m), offset by the proceeds of the ultimate parent company’s issue of treasury shares of £5m (2017/18: £45m).

The net cash outflow of £201m (2017/18: £1,495m) on current financial assets comprises both the investment and redemption of amounts held in liquidity funds and term deposits.

a Adjusted measures exclude specific items, as explained in the Additional information on page 156.

b After net interest paid, before pension deficit payments (including the cash tax benefit of pension deficit payments) and specific items.

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Additional information

Group performance continued Summary financial performance for the year continued

The net cash cost of specific items was £598m (2017/18: £828m). This includes restructuring payments of £372m (2017/18: £189m) and regulatory payments of £170m (2017/18: £267m). Last year also included payments of £225m relating to the settlement of warranty claims under the 2015 EE acquisition agreement.

Summarised balance sheet

As at 31 March	2019 £m	2018 (Restateda) £m	Movement £m

Intangible assets	14,393	14,455	(62)

Property, plant and equipment	17,835	17,000	835

Derivative financial instruments	1,592	1,509	83

Cash and cash equivalents	1,664	521	1,143

Investments	17,005	16,578	427

Trade and other receivables	3,683	4,346	(663)

Contract assets	1,602	–	1,602

Deferred tax assets	1,347	1,326	21

Other current and non-current assets	925	626	299

Total assets	60,046	56,361	3,685

Loans and other borrowings	18,977	15,336	3,641

Derivative financial instruments	940	837	103

Trade and other payables	7,306	8,516	(1,210)

Contract liabilities	1,425	–	1,425

Provisions	1,006	1,055	(49)

Retirement benefit obligations	7,182	6,847	335

Deferred tax liabilities	1,407	1,340	67

Other current and non-current liabilities	15	83	(68)

Total liabilities	38,258	34,014	4,244

Total equity	21,788	22,347	559

Pensions

The accounting deficit, net of tax, increased during the year from £5.7bna to £6.0bn, primarily driven by an increase in the liabilities due to a fall in the real discount rate reflecting market movements; partly offset by deficit contributions from the group and positive asset returns. The movements in the deficit for the group’s defined benefit plans are shown below:

Key movements in IAS 19 deficit

● Net of deferred tax asset  ● Deferred tax asset

Note 20 to the consolidated financial statements gives more information on our pension arrangements.

Contractual obligations and commitments

We’ve shown in the table below our principal undiscounted contractual financial obligations and commitments at 31 March 2019.

As at 31 March 2019	Total £m	Less than 1 year £m	Between 1 and 3 years £m	Between 3 and 5 years £m	More than 5 years £m

Loans and other borrowings[c]	18,725	3,124	1,289	2,396	11,916

Finance lease obligations[c]	202	16	35	31	120

Operating lease obligations	6,619	755	1,240	1,067	3,557

Capital commitments	1,432	1,129	162	141	–

Other commitments	253	253	–	–	–

Programme rights commitments	2,113	843	1,262	8	–

Pension deficit obligations	10,351	1,276	1,817	1,816	5,442
Total	39,695	7,396	5,805	5,459	21,035

We have unused committed borrowing facilities totalling £2.1bn. We expect that these resources, combined with the future cash we generate, will allow us to settle our obligations as they are due.

Notes 19, 23 and 29 to the consolidated financial statements gives further information on these items.

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.

[b]	The actual investment return in the year to 31 March 2019 of around 6% was greater than our discount rate assumption at 31 March 2018 of 2.65%.

[c]	Excludes fair value adjustments.

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British Telecommunications plc	Annual Report 2019

Group performance continued Our customer-facing units

Consumer
Adjusted[a] revenue	Adjusted[a] operating profit
£10,695m	£1,510m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	10,695	10,360	335	3

Adjusted[a] operating costs	8,161	7,984	177	2
Adjusted[a] EBITDA	2,534	2,376	158	7

Depreciation & amortisation	1,024	992	32	3
Adjusted[a] operating profit	1,510	1,384	126	9

Capital expenditure	994	919	75	8

We continue to experience challenging trends in both the high-end smartphone market and in the broadband market. However, with leading mobile and fixed networks, improving customer experience, three strong brands and further enhancements to BT Plus, with 5G coming imminently, we are well placed for the future.

Adjusteda revenue growth of 3% for the year was driven by the continued increase in handset costs for customers, growth in the SIM-only base across all brands and the impact of price increases, partially offset by solus voice price reductions.

Adjusteda EBITDA grew 7% for the year as the revenue growth was partially offset by increased trading costs.

Capital expenditure growth of 8% was driven by increased network spend as preparations were made for the EE 5G launch in 2019.

Mobile churnb was stable at 1.2% for the year, whilst fixed churnc was up from 1.3% to 1.4% reflecting the impact of price increases in the year.

Enterprise[c]
Adjusted[a] revenue	Adjusted[a] operating profit
£6,292m	£1,356m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	6,292	6,647	(355)	(5)

Adjusted[a] operating costs	4,302	4,570	(268)	(6)
Adjusted[a] EBITDA	1,990	2,077	(87)	(4)

Depreciation & amortisation	634	635	(1)	–
Adjusted[a] operating profit	1,356	1,442	(86)	(6)

Capital expenditure	501	492	9	2

The UK and Ireland business-to-business market remains challenging. The main headwind we face is the decline in traditional calls and lines where we have a relatively high market share. The IP Voice market is significantly more fragmented, with a large number of providers, and we are focused on expanding our share in this growing market. The mobile market remains competitive and we continue to see pressure on pricing. While overall growth in the broadband market is limited, we are seeing good demand for our premium products such as fibre and 4G Assure. Newer areas such as the Internet of Things, Cloud, SDWAN and security remain good opportunities for us over the longer term.

Adjusteda revenue decreased 5% for the year mainly due to the ongoing decline of fixed voice revenue. We continue to see a steeper than expected reduction in calls per fixed line as usage moves to mobile and IP. We continue to sell less low margin equipment and also experienced ongoing declines in some of our other legacy products such as private circuits. This was partially offset by growth in IP, Mobile and Networking. We’re also continuing to see encouraging growth in messaging volumes in Ventures.

Adjusteda operating costs reduced 6%, helped by labour cost efficiencies from our cost transformation programmes. Adjusteda EBITDA decreased 4%, with our lower cost base more than offset by the reduction in revenue.

The Retail order intake decreased 15% to £2.9bn for the year due to the signing of a large contract in Republic of Ireland in the prior year. The Wholesale order intake declined 22% to £1.0bn after 2017/18 benefitted from a number of large deals, including the timing of some contract renewals.

[a]	Adjusted measures exclude specific items, as explained in the Additional information on page 156.

[b]	Number of customers who disconnect from the network, voluntarily or involuntarily, during the period, divided by the average number of customers during the period, presented as a monthly figure.

[c]

Enterprise comparatives have been re-presented to reflect the bringing together of our Business and Public Sector and Wholesale and Ventures units into a single Enterprise unit, as well as the transfer of Northern Ireland Networks from Enterprise to Openreach.

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Global Services
Adjusted[a] revenue	Adjusted[a] operating profit
£4,735m	£135m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	4,735	5,013	(278)	(6)

Adjusted[a] operating costs	4,230	4,579	(349)	(8)
Adjusted[a] EBITDA	505	434	71	16

Depreciation & amortisation	370	424	(54)	(13)
Adjusted[a] operating profit	135	10	125	1,250

Capital expenditure	245	278	(33)	(12)

Global Services operates in a global market that continues to experience high levels of change driven by both rapid technology innovation and a dynamic competitive landscape. Customers’ demands continue to evolve towards more flexible, on-demand models and new cloud-based and software-defined networking solutions. We continue to execute our Digital Global Services transformation programme to focus our business, standardise our operations, transform our underlying infrastructure, and provide innovative solutions to address the changing demands of our customers. We are focused on around 800 multinational companies and financial institutions served by three global industry verticals.

Adjusteda revenue for the year was down 6%, in line with our strategy to de-emphasise low margin business and including the impact of divestments. This includes a £35m negative impact from foreign exchange movements, primarily reflecting lower IP Exchange volumes and equipment sales.

Adjusteda operating costs for the year were down 8% mainly reflecting the decline in IP Exchange volumes and equipment sales and lower labour costs from our ongoing restructuring programme. Adjusteda EBITDA for the year was up £71m reflecting the reduction in operating costs and certain one-offs, more than offsetting the impact of lower revenue.

Depreciation and amortisation was down 13% for the year due to closure of certain projects in the prior year.

Capital expenditure was down 12% for the year reflecting ongoing rationalisation and our strategy to become a more asset light business.

Total order intake was £3.3bn, down 15% year on year continuing to reflect a shift in customer behaviour, including shorter contract lengths and greater prevalence of usage-based terms.

Openreach[b]
Adjusted[a] revenue	Adjusted[a] operating profit
£5,075m	£955m

	2019	2018
	(IFRS 15)	(IAS 18)	Change
Year to 31 March	£m	£m	£m	%
Adjusted[a] revenue	5,075	5,278	(203)	(4)

Adjusted[a] operating costs	2,652	2,663	(11)	–
Adjusted[a] EBITDA	2,423	2,615	(192)	(7)

Depreciation & amortisation	1,468	1,401	67	5
Adjusted[a] operating profit	955	1,214	(259)	(21)

Capital expenditure	2,081	1,699	382	22

Openreach has a UK-wide presence which is overlapped by our competitors in around half the country. This overlap is expected to grow as alternative network providers build-out new fibre footprint. Our volume discount deal, signed with the majority of our major communications provider customers, has led to another record quarter for fibre sales. We are also rapidly expanding our fibre-to-the-premises network to provide the next generation of services for our customers. We have experienced strong demand from businesses for Ethernet circuits for the second consecutive quarter.

Adjusteda revenue decline of 4% for the year was driven by regulated price reductions predominantly on FTTC and Ethernet products, non-regulated price reductions (mainly driven by communications providers signing up for fibre volume discounts), a small decline in our physical line base and a reclassification of costs to revenue. This was partly offset by 25% growth in our fibre rental base, a 9% increase in our Ethernet rental base and the impact of adopting IFRS 15.

Adjusteda operating costs were broadly flat, with higher costs from recruiting and training engineers to support our ‘Fibre First’ programme and help improve customer experience, as well as pay inflation and business rates, offset by efficiency savings and a reclassification of costs to revenue. Adjusteda EBITDA was down 7% for the year.

Capital expenditure was £2.1bn, up 22%, driven by investment in our FTTP and Gfast network build and higher year-on-year BDUK net grant funding deferrals, partly offset by efficiency savings.

[a]	Adjusted measures exclude specific items, as explained in the Additional information on page 156.

[b]	Openreach comparatives have been re-presented to reflect the transfer of Northern Ireland Networks from Enterprise to Openreach.

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British Telecommunications plc	Annual Report 2019

Our approach to risk management

Like any business, we face a number of risks and uncertainties. Some come from outside our organisation, others from within. Some we can control but others we can’t, in which case we plan for the consequences. Many of our risks are similar to those faced by similar businesses.

Principal risks and uncertainties

The principal risks and uncertainties that affect us could have an impact on our business, brand, customers, assets, revenue, profits, liquidity or capital resources.

Our Enterprise Risk Management framework gives reasonable (but cannot give absolute) assurance that we’ve identified and are addressing our biggest risks. But there may be some risks that are either currently unknown, or currently seen as less important but with the potential to become more important in the future.

Events outside BT present both risks and opportunities. We focus our efforts on predicting and managing risks while aiming to take advantage of any opportunities that may emerge.

We recognise the uncertainty that political and geopolitical risks present, and have continued to operate a specific Brexit programme across BT that looks at how we might be affected and what our response should be. This programme has developed contingency plans covering a range of scenarios, including the possibility that the UK leaves the EU without a deal. The programme continues to follow developments closely and reports to a steering group chaired by our chief financial officer.

In the section below, we explain what we’re doing to help prevent our main risks from materialising, or to limit their impact if they do. Our principal risks and uncertainties should be considered alongside our risk management process, the forward-looking statements in this document and the associated cautionary statement (see page 157).

Enterprise Risk Management framework: responsibilities and governance

Customer-facing and technology unit leadership teams	Group Risk Panel	Executive Committee	Board

Our units follow our Enterprise Risk Management framework to manage risks. That means identifying, responding to, monitoring and assuring the key risks affecting their business. They record the risks for their leadership teams to review. Audit and risk committees in our customer-facing and technology units, plus corporate functions, oversee this process.	The Group Risk Panel supports the Board and the Executive Committee. Every three months it reviews the Group Risk Register, which describes our most significant risks and how they are being managed, considers including new or emerging risks, and recommends ways to tackle them. It also oversees the work of the group risk management function.

The Executive Committee owns and oversees the risk management process. Significant risks are reported and monitored through the Group Risk Register. The Executive Committee assigns a senior owner to take charge of monitoring and managing each risk. It monitors risks through detailed reviews of individual risks as well as six-monthly reviews of the Group Risk Register.

The Board has overall responsibility for making sure we manage risks appropriately. It regularly reviews, either directly or through the Audit & Risk Committee, how we’re doing across the group, in our customer-facing and technology units and corporate functions.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

How we manage risk

Managing risk is essential if we’re to meet our objectives, build shareholder value, become more resilient, maintain our licence to operate and promote our stakeholders’ interests. To help us, we’ve developed a group-wide risk management process with four stages:

Changes over the year

In 2017/18 we improved the way we manage risk through: revisiting our three lines of defence model and how we apply it to our key areas of risk; reviewing our risk management arrangements against some external benchmarks; and continuing our cycle of war gaming. Specific improvements to our risk and assurance activities in 2018/19 included:

Integrated approach

This year we brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions to manage risk and provide assurance in a more integrated and simplified way. To extend and sustain the benefits of this across the organisation, we’ve launched a new programme called ‘One BT Integrity and Compliance’.

Supplier failure

We’ve been reviewing the lessons we learned following the collapse of a major supplier during the year, and have made a number of improvements to how we would pre-empt and respond to a similar event in the future.

Major contracts

We’ve been reviewing responsibilities across the three lines of defence for the management and governance of our major contracts, and have strengthened our assurance reporting over key contract controls.

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British Telecommunications plc	Annual Report 2019

Our principal risks
and uncertainties

Strategic risks

Link to strategy	Link to business model

Best converged network	Financial capital

Differentiated customer experience	Human capital

Simplified, lean and agile business	Manufactured capital

Trend versus prior year indicates our perception of pre-mitigation risk	Intellectual capital

Increasing/worsening	Social capital

Lessening/improving	Natural capital

At a similar level

Competition and technology changes		Trend

• Our strategy and business model could be disrupted by technology change and/or intensifying competition from established players and new entrants into our markets	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Loss of market share, lower revenues, and profit.

•  Products becoming obsolete faster.

•  A need for us to invest more.

  Developments in 2018/19

•  The UK telecom market struggled to grow.

•  Competition increased in the UK as many of our competitors tried to take more market share.

•  Some alternative network providers announced fibre network investment plans in the UK.

•  UK sports rights competition increased, with Amazon winning a three-year broadcast package for the Premier League, starting in 2019.

•  Competitors are developing their future 5G propositions.

•  We are:

–  delivering a differentiated customer experience to retain existing customers and attract new customers

–  investing in building the best converged network to provide our customers with products and services that stand out in the marketplace

–  simplifying our business and processes to reduce our cost base, which is an essential enabler to deliver a differentiated customer experience and build the best converged network.

•  We’re keeping a close eye on and responding to technology developments and competitor activity that could have an impact on us achieving our goals.

Communications industry regulation		Trend
• Risk of unfavourable changes to the way we operate and compete where, for example, Ofcom raises competition concerns around market power	Link to business model	Link to strategy
• Also the risk of unfavourable regulatory changes outside the UK to licensing and terms on which we access incumbent operators’ networks

Potential impact	Examples of how we mitigate
• Reduced prices on products. • Increased costs of doing business due to the service standards we are required to meet. • Limitations in the scope and competitiveness of the services we can provide.

•  Our regulatory and policy specialists, legal experts, compliance and operational teams guard against potential risks and look for timely opportunities to support the shaping of regulation. This is underpinned by our regulatory strategy.

•  We push for clear, predictable and proportionate regulation, submitting evidence and analysis into market reviews, charge controls, disputes and investigations.

•  Regular engagement with regulators, government, consumer organisations and other key stakeholders helps us build trust and understand their outlook.

•  We can ask for judicial reviews of regulatory decisions and appeal to the Competition Appeal Tribunal, dispute things or complain against outcomes that we feel aren’t in the best interests of the market or our customers.

Developments in 2018/19

•  Ofcom published Digital Communications Review Implementation Reports in June and November 2018 reviewing BT’s and Openreach’s adoption of the Commitments and Governance Protocol.

•  The Department for Digital, Culture, Media and Sport published its Future Telecoms Infrastructure Review.

•  Ofcom continued its cycle of market reviews, including consultations on the business connectivity and physical infrastructure markets, and on its move to more holistic regulation of access across business and residential markets.

•  Consumer issues such as charges once a customer’s minimum contract term expires were part of a super-complaint by Citizens Advice to the Competition and Markets Authority (across telecommunications and financial services sectors) and has been referred back to Ofcom.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Political risk		Trend
• Our future strategy and investor confidence could be undermined as a result of an uncertain or adversarial political environment	Link to business model	Link to strategy
• Our operations and revenues could be disrupted as a result of geopolitical risk, in particular outside the UK

Potential impact	Examples of how we mitigate

•  Direct consequences include impact of movement in foreign exchange rates, lower consumer and business confidence, cost and availability of capital, interest rates and changes in tax regimes.

•  Political risk can also impact upon some of our other principal risks, in particular regulation.

•  Outside the UK political risk impacts us through changes in regulation and competition. It could also result in social unrest or a breakdown in the rule of law, which could lead to a threat to our people and assets.

  Developments in 2018/19

•  There were continued negotiations between the EU and UK to agree Brexit terms – against a backdrop of domestic political instability.

•  There was high political interest and policy focus around communications – particularly fibre broadband and 5G. The Government’s Future Telecoms Infrastructure Review concluded.

•  There was more political focus on issues like consumer pricing and contracts, and security and competition in the communications supply chain.

•  We have strong relationships with the UK Government, key departments, MPs, peers, the media and business and consumer bodies. We also engage often and closely with governments and politicians in the EU and our key global markets.

•  We inform public debate around the communications market with campaigns explaining our role within it.

•  In the build up to the UK’s scheduled exit from the EU we’ve continued our contingency planning to make sure customers keep getting our services. This includes: making sure we have enough stock to mitigate any short-term disruption; making crisis management arrangements in the immediate aftermath of a ‘hard’ Brexit; reviewing how we’d keep serving EU customers; assessing what systems we need to change; and making sure our key suppliers are similarly prepared for any eventuality.

•  Outside the UK our public affairs and regulatory teams support governments and regulators to establish and maintain open and fair regulation of markets.

•  Our security and business continuity teams focus on protecting our people and assets against the consequences of geopolitical risks.

Financial risks

Pensions risk	Trend

•  Our defined benefit (DB) pension schemes, in particular the BT Pension Scheme
(BTPS), could become more of a financial burden as a result of future low investment returns, high inflation, longer life expectancy and/or regulatory changes

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  The next BTPS valuation is due at 30 June 2020. A rise in the deficit might affect the size of payments we have to make into the scheme.

•  A rise in the deficit could also negatively affect our share price or credit rating, making it harder and more expensive to access funding.

  Developments in 2018/19

•  The actuarial valuation of the BTPS was agreed in May 2018. This led to a £2bn contribution in June 2018, funded by proceeds from issuing long-term bonds to the BTPS.

•  We reviewed pension arrangements for our UK people, closing Sections B and C of the BTPS to future benefit accrual on 30 June 2018 (representing more than 99% of active members at the time). This has largely removed the build-up of additional future liabilities in the BTPS.

•  We and the BTPS Trustee regularly review the scheme’s funding position and investment performance. We also consider associated risks and possible mitigations.

•  Our agreement with the BTPS Trustee following the last funding valuation helped reduce investment risk and allows for a gradual move to a low-risk investment approach over time. Our strategy also aims to mitigate the impact of liability increases (for example by investing in assets that will go up in value if future inflation expectations rise).

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British Telecommunications plc	Annual Report 2019

Our principal risks and uncertainties continued

Financial risks continued

Financial risk		Trend
• Like many other major international businesses, we’re exposed to financial risks such as market risk (including interest rate and foreign exchange risks), credit risk, liquidity risk and tax risks	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Interest and foreign exchange rate movements could negatively affect our profitability, cash flow and balance sheets (see note 25 to the consolidated financial statements).

•  If credit risks materialise they could negatively impact our liquidity and profitability.

•  If we don’t stick to tax rules we could face financial penalties and reputational damage.

  Developments in 2018/19

•  Earlier in the year S&P and Fitch downgraded our credit rating, due to concerns over the effect that competing pressures, including those related to our pension and our network investments, may have on our cash flows. The three main agencies now rate us Baa2/BBB with stable outlook.

•  As the external tax environment changes, we have to make more judgements to forecast the future tax consequences of business decisions.

•  We have a centralised treasury function whose job is to manage liquidity and funding requirements as well as our exposure to financial and market risks.

•  Our governance framework is at the heart of how we mitigate tax risk. This is set and agreed by the Board. We always aim to pay tax in line with the laws of the countries where we do business. We want open, constructive relationships with tax authorities worldwide, getting reputable independent advice where we need it.

Compliance risks

Significant financial control failure		Trend

• Financial controls may not prevent or detect fraud, financial misstatement or other financial loss	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Failures in our financial control framework could result in financial misstatement, financial loss including a failure to prevent fraud, or key decisions being taken based on incorrect information.

  Developments in 2018/19

•  KPMG have become our new external auditors.

•  We have brought together, under new management, our risk management, compliance, internal audit and some second line assurance functions.

•  We commenced a significant Sarbanes-Oxley control enhancement programme which identified two particular areas requiring remediation: IT general controls and risk assessment, in particular, documentation of information used in controls. Although improvements have been made, remediation and testing of all IT general controls and risk assessment remediation plans was not complete at 31 March 2019 and will be a significant focus for 2019/20. Unremediated deficiencies in the two areas were concluded to be a ‘material weakness’ as at 31 March 2019 as defined by the Sarbanes-Oxley Act.

•  We train our people (including those in high risk roles) to build awareness and understanding of controls – including our three lines of defence, fraud awareness and balance sheet reconciliation best practice courses.

•  We have implemented a financial controls framework with appropriate policies, processes, checks and balances – including quarterly certifications over key controls by senior leaders.

•  We are progressing a programme to strengthen our financial control framework, supported by a new Group Financial Controls and Assurance team.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Privacy, data protection and data governance		Trend
• We might fail to ensure that our customers’ and employees’ data are secure and protected in compliance with data privacy laws, against internal and external threats	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A breach of data protection regulation could result in enforcement action, significant fines, class action, prison sentences and the regulator telling us to stop processing the data.

•  This could also result in potential reputational damage, stopped operations and financial loss from fines and customers leaving.

  Developments in 2018/19

•  EU General Data Protection Regulation (EU GDPR) came into force on 25 May 2018. Our preparations included setting out in our privacy policies what personal data we collect, what we do with it and why we process it; reviewing our contractual data obligations with suppliers; and increasing our resources to deal with data subject access requests.

•  A number of major corporations have fallen victim to significant data breaches this year.

•  We perform compliance reviews of our activities involving personal data across the business. Our focus is on protecting systems, enhancing our operational processes and training our people to protect the personal data they handle.

•  We provide our people with tools to make risk-based decisions in their day-to-day activities (like using Privacy Impact Assessments when they develop new products or services).

•  We conduct due diligence activities on third parties’ data handling and security arrangements.

•  We have Binding Corporate Rules agreed with the regulator to guide and support our business operations.

Health, safety and wellbeing		Trend
• We might fail to ensure the health, safety and wellbeing of our people or members of the public, in breach of health and safety laws and regulations	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Health and safety failures could mean injury to our people or members of the public, financial penalties, hindered or stopped operations and reputational damage.

  Developments in 2018/19

•  Changes in technology and working processes helped reduce physical risks to our people.

•  Changes in our workforce mean we have more new recruits and they need more safeguards while they gain experience.

•  We’re managing the psychological impact of the pace and scale of our transformation on our people.

•  We’ve appointed a new director of health, safety and wellbeing.

•  We implement a company-wide and Board-endorsed health, safety and wellbeing strategy.

•  All our people do training in basic health and safety, overseen by their managers.

•  We monitor compliance through annual licensing, refresher training, competency assessments and accreditation for higher-risk groups.

•  We have a new IT system to help us better capture and share information on health and safety incidents.

•  We run wellbeing campaigns for our people.

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British Telecommunications plc	Annual Report 2019

Our principal risks and uncertainties continued

Compliance risks continued
Ethical culture		Trend
• Our controls and procedures could fail to detect unethical or inappropriate behaviour by our people or associates	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Unethical or inappropriate behaviour could result in fraud or a breach of regulation or legislation.

•  That in turn could expose BT to significant penalties, criminal prosecution and damage to our brand and reputation.

  Developments in 2018/19

•  A steady flow of companies being prosecuted under anti-corruption and bribery laws (UK Bribery Act and the FCPA).

•  An increase in legislation to address and report on human rights abuses by companies.

•  An increase in Speak Up (BT’s confidential whistleblowing service) reports and conflict of interest registrations.

•  First and second line assurance teams perform risk-focused thematic reviews in addition to controls monitoring.

•  We have policies covering financial and non-financial controls including trade sanctions, conflicts of interest, gifts and hospitality, charitable donations and sponsorship.

•  We carry out due diligence on third parties like suppliers, agents, resellers and distributors.

•  We include anti-corruption and bribery clauses in our procurement contracts.

Operational risks

Customer experience		Trend
• Our customer experience may not be brand enhancing nor drive sustainable profitable revenue growth	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t deliver a great customer experience it could damage our brand, cause customers to leave and so reduce our revenue, or even lead to financial penalties.

•  It could also impact our people’s pride in working for BT.

•  We track a range of customer experience metrics very closely and have programmes in place to drive improvement. For example, our BT transformation plan includes a radical business process simplification workstream.

•  We’ve launched new and innovative products to further enhance our customers’ experience, for example, BT Plus.

Developments in 2018/19

•  We continued to improve our customer experience, achieving our best ever customer perception results for BT Consumer, EE, Enterprise and Global Services.

•  Our consumer brands came together under a new Consumer unit.

•  We launched our new Be There brand positioning.

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Governance

Financial statements

Additional information

Major contracts		Trend
• There is a substantial performance risk to our complex and high-value national and multinational customer contracts	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t meet contractual commitments, or if customers’ needs change, then our expected future revenue, profitability and cash generation may reduce.

•  Contracts may even become loss-making through a drop in revenue, changes to customers’ businesses, business failure or contract termination.

•  We are delivering some particularly high-profile infrastructure contracts, notably the Emergency Services Network (ESN) and the Broadband Delivery UK programme (BDUK). If we failed to deliver these, or had an operational failure, it could lead to major reputational damage.

  Developments in 2018/19

•  We made improvements this year, including:

–  learning more about why the performance of some contracts deteriorates and how to stop it happening in future

–  improving the process for management reviewing contracts

–  improving long-term forecasting

–  improving our contract management systems and governance processes

–  redefining and enhancing our controls and assurance.

•  On top of deploying the second and third phases of our BDUK contracts, we continued to win new BDUK work to further extend coverage of superfast broadband in rural areas.

•  We agreed a new ESN contract framework with the Government.

•  We have governance, risk management and reporting processes in place at both corporate function and customer-facing unit levels.

•  We have an independent review programme to provide checks and balances on individual contracts.

•  We check how we’re managing contracts against a best practice framework, based on our knowledge of running and managing major programmes.

•  We also train our contract managers to better identify and manage risk.

Service interruption	Trend

•  There is a risk we are unable to prevent and respond to incidents caused by natural perils, network and system faults, and malicious acts that threaten our network

•  We may also fail to prevent interruption to our services as a result of supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages and sabotage

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A major interruption event could result in lost productivity, rework and recovery costs, loss of revenue, increased insurance costs, legal or contractual penalties, or even harm to individuals.

•  It could also result in customers leaving BT.

•  We monitor our IT and network performance very closely, and have controls in place to limit interruption to service.

•  Our mobile, geographically dispersed, emergency response facilities help us manage incidents if they do occur.

•  We are continuing our programme of providing permanent flood protection for our critical assets most at risk.

•  We test our resilience through a number of activities, including a continual cycle of war gaming.

•  We review the lessons learned from major incidents in order to try to prevent such things from recurring.

Developments in 2018/19

•  Extreme weather always challenges our IT and network estate. This year we had to keep our network operating through the joint hottest UK summer on record, lightning storms and heavy rain.

•  We’ve particularly focused on technology lifecycle management to recognise and manage the risks associated with our systems estate over time.

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British Telecommunications plc	Annual Report 2019

Our principal risks and uncertainties continued

Operational risks continued

Cyber and information security	Trend

•  Security risks could arise from people inside BT or from external sources like hacktivists, criminals, terrorists or nation states attacking our infrastructure and assets, for example through use of hacking tools, phishing scams and disruptive malware

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  A cyber attack could result in disruption to our business or data being compromised, leading to financial loss, long-term reputational damage, loss of market share, regulatory sanctions, fines and contract penalties or termination.

•  It could also result in missed opportunities to grow revenue and launch new services ahead of our competitors.

  Developments in 2018/19

•  Major corporates continue to fall victim to cyber attack, with a number of high-profile incidents occurring in 2018/19.

•  EU GDPR came into force on 25 May 2018.

•  We monitor and log our network and systems, and keep raising our people’s security awareness through training and mock phishing attacks.

•  We have compartmentalised our IT estate as we provision new cloud-based systems to limit the potential impact of a cyber attack.

•  ‘Red Team’ exercises run by our ethical hackers help us to keep improving security across BT, especially around upgrading our access controls.

Supply chain	Trend

•  There is a risk of disruption to the integrity and continuity of our supply chain

•  Global markets expose us to global supply chain risks. These include different labour standards and environmental and climate change practices, increasing regulation and geopolitical events

Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  The impact of suppliers failing can vary. If substituting a failing supplier meant we had to disrupt our business, it could cost us a lot of time and money.

•  If we couldn’t find a different supplier, it might compromise the commitments we make to our customers, leading to us breaking our contract, losing revenue or incurring financial penalties.

•  If our supply chain doesn’t meet legal, regulatory or ethical standards it could damage our reputation and possibly lead to legal action and fines.

  Developments in 2018/19

•  With EU GDPR coming into force, we worked closely with our suppliers through the year to help protect our people and customers and incorporate privacy-by-design by default into the products and services they supply us.

•  We planned extensively for the potential impacts of Brexit on our supply chain.

•  We’ve been closely monitoring global political developments with respect to Huawei.

•  We started work to establish a new centralised third-party risk and control capability.

•  After the failure of Carillion (one of our large suppliers) last year, we strengthened our risk monitoring processes, including the ways we identify and respond to early warning signs of potential supplier failure.

•  In December 2018 we announced that, in line with our long-standing network architecture principles around the use of Huawei, we will replace the current Huawei 4G core (inherited through the EE acquisition). This will be implemented as we move to a future new and combined 4G/5G core.

•  For our most important suppliers, we keep a close watch on our relationships, their performance and ability to meet their obligations. We tell the business when there’s a risk of a supplier failing, and our senior leaders review our readiness for such events.

•  We undertake due diligence when we introduce new suppliers and in our continuing business with existing ones. That includes checks on company finances, business systems, accreditations, media reputation and ethical practices. The standards we apply are available on selling2bt.com.

•  We are also refining the way our three lines of defence come together to manage and assure supplier risks.

•  Our dealings with suppliers follow our trading, compliance and ethical policies – see page 23 for more detail.

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British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Colleague engagement		Trend
• There is a risk that our people are not sufficiently engaged to enable us to achieve our strategic priorities	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  Negative reactions to change might mean us losing talented people, leading to us losing important skills and needing to hire more external people, adding cost to the business.

•  Poor engagement also raises the risk of general industrial unrest and action.

  Developments in 2018/19

•  We’ve worked constructively with our unions this year to agree a number of transformation initiatives, including changes to our defined benefit pension scheme and the TUPE transfer of our people into Openreach Limited.

•  As we create a simpler business, we’re also working closely with our unions to roll out a new people framework defining job families and career levels for our people.

•  We’ve undertaken extensive consultations with unions, works councils and colleague representatives to make sure we maintain a healthy and positive relationship with our people.

•  We’re continuing to streamline our management structure – moving responsibilities closer to front line teams and speeding up decision making to help deliver a better customer experience.

Change management		Trend
• Our BT transformation plan could fail to deliver its required benefits • There is also a risk that such deep and fast change can be distracting and cause uncertainty amongst our people	Link to business model	Link to strategy

Potential impact	Examples of how we mitigate

•  If we don’t manage our change programme carefully, we may not deliver its intended benefits, it could negatively impact customer experience or affect our employee engagement.

•  We could potentially overspend on the change programme itself.

•  We apply a formal structure and governance to our key change programmes – for example our BT transformation plan has a full-time programme office and our Executive Committee reviews progress regularly. Change programmes are also supported by our business transformation team.

•  Close communication with our people and unions, supported by monitoring our engagement levels, helps us manage the uncertainty that the transformation may cause and to target interventions where needed.

Developments in 2018/19

•  We made good progress delivering our BT transformation plan, including establishing a new people framework for our management grades.

•  Work continued delivering a new Digital Global Services with an agreed new organisational structure.

•  We completed the integration of our Business and Public Sector and Wholesale and Ventures units into a single new Enterprise unit.

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British Telecommunications plc	Annual Report 2019

Directors’ information

Statement of directors’ responsibilities

Our directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the group financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”) and applicable law. In preparing the group financial statements, the directors have also elected to comply with IFRS issued by the International Accounting Standards Board (IASB).

Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the group and company, and of the profit or loss of the group and company for that period.

In preparing the financial statements, the directors are required to:

• select suitable accounting policies and apply them consistently

• state whether applicable IFRSs, as adopted by the European Union and IFRSs issued by IASB, have been followed for the group financial statements and United Kingdom Accounting Standards comprising FRS 101 have been followed for the company financial statements, subject to any material departures disclosed and explained in the financial statements

• make judgements and accounting estimates that are reasonable and prudent

• prepare financial statements on a ‘going concern’ basis unless it’s inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the group and company’s transactions and disclose with reasonable accuracy at any time the financial position of the group and company as well as ensuring that the financial statements comply with the Companies Act 2006 and, as regards the group financial statements, Article 4 of the IAS Regulation.

The directors are also responsible for safeguarding the assets of the group and company, and for taking reasonable steps to prevent and detect fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Each of the directors, whose names and functions are listed on page 47, confirms that, to the best of their knowledge:

• the company financial statements, which have been prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 “Reduced Disclosure Framework”) and applicable law, give a true and fair view of the assets, liabilities, financial position and profit of the company

• the group financial statements, which have been prepared in accordance with IFRSs as adopted by the European Union – Dual IFRS (European Union and IASB) – give a true and fair view of the assets, liabilities, financial position and profit of the group

• the Strategic Report on pages 2 to 45 includes a fair review of the development and performance of the business and the position of the group and company, together with a description of the principal risks and uncertainties that it faces.

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Governance

Financial statements

Additional information

Report of the directors statutory information

Introduction

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings, for the 2018/19 financial year.

The audited consolidated financial statements are presented on pages 61 to 155.

Dividend

A dividend of £2,500m was paid to the parent company, BT Group Investments Limited, during 2018/19 (2017/18: £nil; 2016/17: £2,350m).

Subsequent to 31 March 2019, the directors have declared a final dividend of £1,575m payable in 2019/20.

Principal activity

The company is the principal trading subsidiary of BT Group plc, which is the ultimate parent company.

BT is one of the world’s leading communications services companies. We’re based in the UK but we serve customers in 180 countries. We develop and sell communications products and services and build and operate networks that are an essential part of modern lives, businesses and communities.

Our three brands – BT, EE and Plusnet – serve the whole of the UK, providing mobile, broadband, home phone and TV services.

We also sell communications and IT services to businesses and public sector organisations in the UK and Ireland and provide network products and services to communications providers operating in Great Britain. Globally we are a leading enterprise communications provider, serving enterprise customers in 180 countries, providing managed network and IT infrastructure services, enabling customers’ digital transformations.

Openreach operate the fixed network that connects the UK’s homes and businesses.

Directors

The directors at 31 March 2019 were Neil Harris and Simon Lowth who served throughout 2018/19 and Ulrica Fearn, who was appointed on 1 June 2018. Patrick Bradley served as a director until 31 August 2018 and Glyn Parry served as a director until 12 December 2018.

Directors’ and officers’ liability insurance and indemnity

BT Group plc purchases insurance to cover the directors, officers and employees in positions of managerial supervision of BT Group plc and its subsidiaries. This is intended to protect against defence costs, civil damages and, in some circumstances, civil fines and penalties following an action brought against them in their personal capacity. The policy also covers individuals serving as directors of other companies or of joint ventures or on boards of trade associations or charitable organisation’s at BT’s request. The insurance protects the directors and officers directly in circumstances where, by law, BT cannot provide an indemnity. It also provides BT, subject to a retention, with cover against the cost of indemnifying a director or officer. One layer of insurance is ring-fenced for the directors of BT Group plc.

As at 29 May 2019, and throughout 2018/19, British Telecommunications plc has provided an indemnity in respect of a similar group of people who would be covered by the above insurance. Neither the insurance nor the indemnity provides cover where the person has acted fraudulently or dishonestly.

Financial statements

A statement by the directors of their responsibilities for preparing the financial statements is included in the Statement of directors’ responsibilities on page 46.

Our critical accounting estimates and key judgements, and significant accounting policies conform with IFRSs, as adopted by the European Union and IFRSs issued by IASB, and are set out on pages 69 to 119 of the consolidated financial statements. The directors have reviewed these policies and applicable estimation techniques, and have confirmed they’re appropriate for the preparation of the 2018/19 consolidated financial statements.

So far as each of the directors is aware, there is no relevant information that has not been disclosed to the auditors and each of the directors believes that all steps have been taken that ought to have been taken to make them aware of any relevant audit information and to establish that the auditors have been made aware of that information.

Capital management and funding policy

The capital structure of the company is managed by BT Group plc. The policies described here apply equally to both BT Group plc and BT plc group companies.

The objective of BT Group plc’s capital management policy is to target an overall level of debt consistent with our credit rating objectives while investing in the business, supporting the pension fund and paying progressive dividends.

The BT Group plc Board reviews the group’s capital structure regularly. Management proposes actions which reflect the group’s investment plans and risk characteristics, as well as the macro-economic conditions in which we operate.

BT Group plc’s funding policy is to raise and invest funds centrally to meet the group’s anticipated requirements. A combination of capital market bond issuance, commercial paper borrowing and committed borrowing facilities is used. When issuing debt, in order to avoid refinancing risk, group treasury will take into consideration the maturity profile of the debt portfolio as well as forecast cash flows.

Details of our treasury policy are included in note 25 to the consolidated financial statements.

Financial instruments

Details of the group’s financial risk management objectives and policies of the group and exposure to interest risk, credit risk, liquidity risk and foreign exchange are given in note 25 to the consolidated financial statements.

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Report of the directors statutory information continued

Credit risk management policy

Proactive steps are taken to minimise the impact of adverse market conditions on our financial instruments. In managing investments and derivative financial instruments, BT Group plc’s central treasury function monitors the credit quality across treasury counterparties and actively manages any exposures that arise. Management within the business units also actively monitors any exposures arising from trading balances.

Off-balance sheet arrangements

Other than the financial commitments and contingent liabilities disclosed in note 29 to the consolidated financial statements, there are no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on: our financial condition; changes in financial condition; revenues or expenses; results of operations; liquidity; capital expenditure; or capital resources.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation and, government or regulatory investigations. For further details of legal and regulatory proceedings to which the group is party please see note 29 to the consolidated financial statements on pages 122 to 124.

Apart from the information disclosed in note 29 to the consolidated financial statements, the group does not currently believe that there are any legal proceedings, government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims described in note 29 the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. Many factors prevent us from making these assessments with certainty, including, that the proceedings of investigations are in early stages, no damages or remedies have been specified, and/or the often slow pace of litigation.

Going concern

The Strategic report on pages 1 to 45 includes information on the group structure, the performance of each of the customer facing units, the impact of regulation and competition, and principal risks and uncertainties. The Group performance section on pages 30 to 35 includes information on our group financial results, cash flow, loans and borrowings and balance sheet position. Notes 21, 22, 23 and 25 of the consolidated financial statements include information on the group’s investments, cash and cash equivalents, loans and borrowings, derivatives, financial risk management objectives, hedging policies and exposure to interest, foreign exchange, credit and liquidity.

In line with IAS 1 ‘Presentation of Financial Statements’ and revised FRC guidance on ‘risk management, internal control and related financial and business reporting’, management has taken into account all available information about the future for a period of at least, but not limited to, 12 months from the date of approval of the financial statements when assessing the group’s ability to continue as a going concern.

The directors carried out a robust assessment of the principal risks affecting the group, including any that could threaten our business model, future performance, insolvency or liquidity. Details of how we manage and mitigate them are set out in Our principal risks and uncertainties on pages 38 to 45. Having assessed the principal risks, the directors considered it appropriate to adopt the going concern basis of accounting when preparing the financial statements. This assessment covers the period to May 2020, which is consistent with FRC guidance.

UK internal control and risk management

The Board of BT Group plc is responsible for the group’s systems of internal control and risk management and for reviewing the effectiveness of those systems each year. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable, and not absolute, assurance against material misstatement or loss.

BT has enterprise-wide risk management processes for identifying, evaluating and managing the principal risks faced by the group. These processes have been in place throughout the year and have continued up to the date on which this document was approved. The processes are in accordance with the FRC Guidance on risk management, internal control and related financial and business reporting.

Risk assessment and evaluation take place as an integral part of BT Group plc’s annual strategic planning cycle. There is a detailed risk management process which identifies the key risks facing the group.

The key features of our enterprise-wide risk management and internal control process (covering financial, operational and compliance controls) are:

•	senior executives collectively review the group’s key risks and have created a Group Risk Register describing the risks, their owners and mitigation strategies. BT Group plc’s Group Risk Panel and Executive Committee review this before it is reviewed and approved by the BT Group plc Board

•	the customer facing units and group functions carry out risk assessments of their operations, create risk registers relating to those operations and ensure that the key risks are addressed

•	senior executives with responsibility for major group operations report quarterly their opinion on the effectiveness of the operation of internal controls in their areas of responsibility

•	the internal auditors carry out continuing assessments of the quality of risk management and control, report to management and the BT Group plc Audit & Risk Committee on the status of specific areas identified for improvement and promote effective risk management

•	the BT Group plc Audit & Risk Committee, on behalf of the of BT Group plc Board, considers the effectiveness of the group’s internal control procedures during the financial year. It reviews reports from the internal and external auditors and reports its conclusions to the of BT Group plc Board. The BT Group plc Audit & Risk Committee has carried out these actions for 2018/19

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Governance

Financial statements

Additional information

•	the BT Group plc Audit & Risk Committee, on behalf of the BT Group plc Board, reviews the effectiveness of risk management arrangements across the group. In support of this, an annual review meeting is held with the group chief executive and the CEOs of each customer facing unit.

We haven’t included joint ventures and associates, which BT doesn’t control, as part of the group risk management process. Third parties we enter into joint ventures with are responsible for their own internal control assessment.

Our significant accounting policies are set out on pages 69 to 119 The consistent application of those policies is subject to ongoing verification through management review and independent review by internal and external auditors.

The processes supporting the preparation and consolidation of the financial statements have been documented and are subject to annual verification through the programme of testing done by our internal auditors. This serves to confirm the operation of the internal controls over financial reporting, and compliance with the Sarbanes-Oxley Act.

US Sarbanes-Oxley Act of 2002

The Company has debt securities registered with the SEC. As a result, we must comply with those provisions of the Sarbanes-Oxley Act which apply to foreign issuers. We comply with the legal and regulatory requirements introduced under the Sarbanes-Oxley Act, in so far as they apply.

Controls and procedures

Prior year material weakness

Background to the prior year material weakness in relation to the calculation of our IAS 19 accounting valuation of retirement benefit obligations

In July 2018, we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions and led to an increase in our net pension deficit of £0.4bn at 31 March 2018. Management determined that the error was material with respect to our group statement of comprehensive income and required the group to restate its previously issued consolidated financial statements for the year ended 31 March 2018. The group restated its comparative balance sheet and statement of comprehensive income in the next published financial report at Q2 2018/19. The restated figures can also be found on page 70. Also, in accordance with US financial reporting requirements, we filed restated financial statements as amendment 2 to our Form 20-F for the year ended 31 March 2018 on 20 September 2018.

We reassessed the effectiveness of the company’s internal control over financial reporting as of 31 March 2018 following the identification of this error. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our consolidated financial statements will not be prevented or detected on a timely basis.

Management determined that, whilst there was a failure in the operation of controls at our independent external actuary (acting on behalf of management as an expert), our monitoring control did not identify the failure.

This monitoring control failure resulted in a material misstatement of the account balances and disclosures relating to our retirement benefit obligations in our annual consolidated financial statements that was not prevented or detected. Accordingly, management determined that this control deficiency constituted a material weakness which was reported in the amendment 2 to our 20-F for the year ended 31 March 2018.

Remediation of material weakness in relation to the calculation of our IAS19 accounting valuation of retirement benefit obligations

During the year, management has undertaken a number of actions to strengthen our internal control over our oversight procedures in respect of this and has enhanced controls in operation as of 31 March 2019, which will continue to operate going forwards. Specifically:

•	obtaining independent confirmation of the operation of controls within our independent external actuary increased provision of documentation from our independent external actuary to allow us to verify changes to data and demographic assumptions

•	the certification to us of independent checks of changes to non-financial assumptions performed within our independent external actuary

•	utilising this additional information to enhance and remediate our monitoring control.

These enhanced controls operated as of 31 March 2019 and management has concluded the previously reported material weakness has been appropriately remediated.

Management’s report on internal control over financial reporting as of 31 March 2019

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS as issued by the IASB and IFRS as adopted by the EU.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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Report of the directors statutory information continued

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of 31 March 2019 based on the criteria established in “Internal Control – Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

While we are satisfied that we have remediated the material weakness reported in 2018 in respect of our IAS 19 accounting valuation of retirement benefit obligations, described above, management has concluded that our internal control over financial reporting was not effective as of 31 March 2019 due to the material weaknesses in relation to IT General Controls and Risk Assessment, described below.

In 2018/19 management undertook a continuous improvement and enhancement programme in relation to its framework of internal control over financial reporting. This programme identified two areas requiring remediation, specifically, IT General Controls and Risk Assessment.

Although this did not result in any identified misstatements in the current period consolidated financial statements, nor in any restatements of consolidated financial statements previously reported by the company, and there are no changes to previously released financial results as a result of these matters, it created a reasonable possibility that a material misstatement would not have been prevented or detected on a timely basis during the year ended 31 March 2019.

While management has commenced the implementation of its remediation plans, these material weaknesses existed as of 31 March 2019.

Material weaknesses in IT General Controls and Risk Assessment Background to IT General Controls

We did not design and maintain effective controls over certain information systems that are relevant to the preparation of our consolidated financial statements, principally including the following deficiencies:

•	During the year, additional IT applications were brought into the scope of management’s framework of internal control over financial reporting. These additional IT applications were not identified for inclusion in the scope of management’s framework of internal control over financial reporting by our risk assessment procedures with sufficient time to allow the IT General Controls supporting these additional applications to operate in accordance with COSO 2013.

•	Within EE, SAP privileged user access was granted for short periods of time during the year ended 31 March 2019 related to development activity but logs of activity free from potential manipulation by these users were not retained and changes implemented by privileged users were not directly monitored.

•	While management have a process in place to approve changes to IT dependent business process controls, this process did not ensure that all changes during the year ended 31 March 2019 received an appropriate level of approval testing.

Other deficiencies that management has identified in relation to IT General Controls include: the strength of passwords in legacy systems and an inappropriate policy related to the timely removal of application access for leavers.

Although these control deficiencies did not result in a misstatement in our consolidated financial statements the pervasive nature of these IT General Control deficiencies across our significant classes of transactions, including the consequential potential impact on automated controls and dependent manual business controls, has led management to conclude that a reasonable possibility of a material misstatement related to these IT General Controls existed as of 31 March 2019. While remediation activities related to the above IT General Control deficiencies commenced during the year ended 31 March 2019, management concluded that these were not fully remediated as of 31 March 2019.

Background to Risk Assessment

Secondly, we identified aspects of our risk assessment processes requiring remediation. Specifically:

•	Management has not appropriately addressed the risks of material misstatement associated with certain outsourced service organisations, including pension asset valuation services and a significant IT outsourced provider.

•	Exceptions were noted during our enhancement programme and subsequent management testing that indicated that certain ‘Information Produced by the Entity’ (being information presented in reports used in the operation of a control) was not itself subject to sufficient controls to ensure that such information was complete and accurate.

•	Additionally, we identified sub-processes with inadequate identification and linkage between risk points and their related controls including management review controls.

Although these control deficiencies did not result in a misstatement in our consolidated financial statements, as a result of the potentially pervasive impact of these deficiencies on our financial statement accounts, we have concluded that there is a reasonable possibility of material misstatements arising. While remediation activities related to the above issues commenced during the year ended 31 March 2019, management concluded that these issues were not remediated as of 31 March 2019.

Audit of the effectiveness of internal control over financial reporting

Our independent registered public accounting firm, KPMG LLP, who audited the consolidated financial statements included within the Form 20-F, has expressed an adverse report on the design and operating effectiveness of our internal control over financial reporting, as stated in their report as of 31 March 2019, which is included herein.

Changes in internal control over financial reporting

Changes in our internal control over financial reporting that occurred during 2018/19, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting are described above under Remediation of material weakness in relation to the calculation of our IAS 19

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Governance

Financial statements

Additional information

accounting valuation of retirement benefit obligations, on page 50, and in relation to the material weaknesses described under Material weaknesses in IT General Controls and Risk Assessment and related remediation thereof as described therein. To the extent not yet implemented, other changes described under Remediation of IT General Controls and Remediation of Risk Assessment are expected to impact our internal control over financial reporting during 2019/2020.

Disclosure controls and procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 (Exchange Act), and the rules and regulations thereunder, is recorded, processed, summarised and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our chief executive and chief financial officer to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognises that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgement and makes assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

We have evaluated the effectiveness of our disclosure controls and procedures. Based upon that evaluation, our chief executive and chief financial officer concluded that, as a result of the material weaknesses in relation to IT General Controls and Risk Assessment described above, as of 31 March 2019, our disclosure controls and procedures were not effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or furnish under the Exchange Act is recorded, processed, summarised and reported, within the time periods specified in the applicable rules and forms.

Remediation of the Material weaknesses in IT General Controls and Risk Assessment

Remediation of IT General Controls

A programme has been operating since the beginning of the fourth quarter of 2018/19 to implement controls over the additionally identified applications to the required standard. We have detailed remediation plans for the other specific items identified which we intend to complete in our financial year 2019/20.

Remediation of Risk Assessment

A programme has been operating since the beginning of the fourth quarter of 2018/19 to document the mapping of risks in outsourced service organisations, to support the identification and testing of the completeness and accuracy of certain Information Produced by the Entity and to continue to document the identification and linkage between risk points and their related controls. It is intended that this will be completed in our financial year 2019/20.

Cross reference to the Strategic report

In line with the 2006 Act, we have chosen to include the following information in the Strategic report (required by law to be included in the Report of the Directors):

•	The final dividend proposed by the Board (page 47)

•	An indication of likely future developments in the business of the company (see the Strategic report on pages 1 to 45)

•	An indication of our R&D activities (page 8)

•	Information about our people (page 18)

•	Information about greenhouse gas emissions (page 22).

By order of the Board

Heather Brierley

Secretary

29 May 2019

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British Telecommunications plc	Annual Report 2019

Independent auditors’ report to the members of British Telecommunications plc Report on the audit of the financial statements

1 Our opinion is unmodified

We have audited the financial statements of British Telecommunications plc (“the Company”) for the year ended 31 March 2019 which comprise the group income statement, the group statement of comprehensive income, group balance sheet, group statement of changes in equity, group cash flow statement, company balance sheet, company statement of changes in equity, and the related notes, including the accounting policies in note 1.

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the parent Company’s affairs as at 31 March 2019 and of the Group’s profit for the year then ended;

•	the Group financial statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRSs as adopted by the EU);

•	the parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and

•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Group financial statements, Article 4 of the IAS Regulation.

Additional opinion in relation to IFRSs as issued by the IASB

As explained in the note to the Group financial statements, the Group, in addition to complying with its legal obligation to apply IFRSs as adopted by the EU, has also applied IFRSs as issued by the International Accounting Standards Board (IASB).

In our opinion, the Group financial statements have been properly prepared in accordance with IFRSs as issued by the IASB.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities are described below. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion. Our audit opinion is consistent with our report to the audit committee.

We were first appointed as auditor by the shareholders on 11 July 2018. The financial year ended 31 March 2019 is our first year as auditor. We have fulfilled our ethical responsibilities under, and we remain independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed public interest entities. No non-audit services prohibited by that standard were provided.

Overview

Materiality: Group financial statements as a whole
£115m
4.0% of profit before tax
Coverage
97% group profit before tax
Key audit matters

• Valuation of pension scheme obligation and unquoted investments in the BT Pension Scheme (BTPS)

• Long term customer contracts in Global Services and Enterprise

• Adequacy of regulatory and litigation provisions

• Useful economic lives assigned to internally generated intangible assets

• Accuracy of revenue due to the complexity of the billing systems

• Recoverability of parent company’s investments in subsidiaries and debt due from group and parent entities

2 Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. We summarise below the key audit matters, in decreasing order of audit significance, in arriving at our audit opinion above, together with our key audit procedures to address those matters and, as required for public interest entities, our results from those procedures. These matters were addressed, and our results are based on procedures undertaken, in the context of, and solely for the purpose of, our audit of the financial statements as a whole, and in forming our opinion thereon, and consequently are incidental to that opinion, and we do not provide a separate opinion on these matters.

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Governance

Financial statements

Additional information

Valuation of pension scheme obligation and unquoted investments in the BT Pension Scheme (BTPS)

BTPS obligation £58.9 billion

Refer to page 96 note 19 accounting policy Retirement benefits and page 96 financial disclosures note 19 Retirement benefit plans.

The risk

Subjective estimate:

Small changes in the assumptions used to value the BTPS obligation, in particular those relating to inflation, mortality and discount rates, can have a significant impact on the BTPS net pension deficit.

The BTPS holds plan assets for which quoted prices are not available. Significant judgement is required in determining the value of these level 3 assets, which together represented 17% (£9.0 billion) of the total pension scheme assets held. The plan asset categories which require significant judgement include property, private equity, infrastructure and the longevity insurance contract.

The effect of these matters is a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole. The financial statements (note 19) disclose the sensitivity of key assumptions for the obligation estimated by the Group and the uncertainties associated with the valuation of level 3 plan assets.

Our response

For the pension scheme obligation our procedures included:

•	Control design and operation: Evaluating the processes and controls over the assumptions of the BTPS obligation.

•

Benchmarking assumptions: Challenging, with the support of our own actuarial specialists, the key assumptions, being the inflation, mortality and discount rate, applied to derive the pension obligation against both internally and externally derived data.

For the level 3 plan assets our procedures included:

•	Control design and operation: Evaluating the processes and controls over the valuation of the BTPS level 3 plan assets.

Our testing identified weaknesses in the design of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

Property/Infrastructure:

•	Assessing valuer’s credentials: Evaluating the competence, capabilities and objectivity of the directors’ experts engaged to independently value the property and infrastructure investments.

•

Benchmarking assumptions: Engaging our own valuation specialist to review the 3rd party valuation reports, including benchmarking assumptions against externally derived indices, comparable assets and market practice with focus on those which are highly sensitive in deriving fair value.

•	Challenging 3rd party valuation experts, through direct discussions, on the valuation methodology and key assumptions applied, using the benchmarking noted above (property only).

•	Expectation vs outcome: Performing trend analysis on key data inputs used by the 3rd party experts in determining the valuation. (infrastructure only).

•	Test of details: Agreeing key inputs in the 3rd party valuations to a sample of property lease agreements (property only).

Private Equity:

•	Assessing valuer’s credentials: Evaluating the competence, capabilities and objectivity of the fund managers responsible for overseeing the private equity funds.

•	Evaluating the control environment of the funds by obtaining and analysing independently issued controls reports.

•

Test of details: Obtaining third party investment manager confirmations, reading the latest audited financial statements for the private equity funds and assessing the historical accuracy of previous valuations.

Longevity insurance contract:

•	Methodology choice: Engaging our own valuation specialist to critically assess the valuation methodology with respect to the Statement of Recommended Practice principals for longevity swap valuations.

•

Benchmarking assumptions: Engaging our own valuation specialist to compare mortality, discount rate and market premium rate assumptions against internally and externally derived data and producing a valuation range against which we compare the proposed longevity insurance contract valuation.

•	Challenging 3rd party valuation experts, through direct discussions, on the valuation methodology and key assumptions applied using the benchmarking noted above.

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Independent auditors’ report to the members of British Telecommunications plc continued Report on the audit of the financial statements continued

For both pension scheme obligation and level 3 plan assets our procedures included:

•

Assessing transparency: Considering the adequacy of the Group’s disclosures in respect of the sensitivity of the deficit to these assumptions. Considering the adequacy the Group’s disclosures in respect of the uncertainties associated with the valuation of level 3 plan assets.

Our results

We consider the valuation of the BTPS obligation and unquoted investments to be acceptable.

Long-term customer contracts in Global Services and Enterprise

Refer to page 76 financial disclosures note 6 Revenue, page 92 financial disclosures note 16 Trade and other receivables and page 94 financial disclosures note 18 Provisions.

The risk

Subjective estimate:

The Global Services and Enterprise customer-facing units enter into long-term customer contracts, including major contracts which can contain non-standard terms and conditions and bespoke performance obligations, including transition and transformation programmes that are complex and require up-front investment by BT and are expected to result in cash inflows in future periods.

There is significant subjectivity in estimating the overall profit or loss that will be recognised over these contract’s terms as this is reliant on future projections of revenues and costs. As a result, a high degree of judgement is required to determine whether contract-specific assets are recoverable and to determine the completeness and amount of provisions against contracts projected to be loss-making.

The effect of these matters is that, as part of our risk assessment, we determined that the completeness and amount of provisions against contracts projected to be loss-making and the recoverability of contract-specific assets has a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

31 March 2019 Sales:

The revenue recognition process for long-term contracts involves a manual process with a high volume of journals being posted throughout the year. We have identified a significant risk of fraud in respect of the existence and amount of revenue recognition on long-term contracts as a result of these manual journals posted to adjust the revenue recognised, as the volume and materiality of these journals posted results in an inherent risk that revenue could be materially manipulated.

Our response

Our procedures included:

•

Control design and operation: Evaluating the processes and controls over the recoverability of contract-specific assets, estimation of provisions against contracts projected to be loss-making and fraud risk relating to long-term contract revenue recognition.

Our testing identified weaknesses in the design of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

For the major contracts recoverability of contract-specific assets and estimation of provisions against contracts projected to be loss-making our procedures included:

Assessing the Directors’ process to identify contracts that have a higher risk of being loss-making, by testing a sample of inputs into management’s high-risk model and then applying our own criteria (including quantitative and qualitative factors) to that model to select a sample of contracts which have a higher risk of being loss-making. For the sample of higher risk contracts (which includes those with provisions against contracts projected to be loss-making as well as others), our procedures included:

•

Inquiries of contract management teams: Obtaining an understanding of the performance and status of the contracts through discussions with contract teams including a mixture of operational and finance personnel.

•

Expectation vs outcome: Challenging revenue and cost forecasts, including key assumptions such as cost savings or variations underpinning the expected lifetime performance, by comparing future projections against past performance;

•	Test of details: Obtaining the contractual agreements between BT and the customer and comparing the key obligations and contractual clauses against the contract risk-registers.

•	Challenging the Company as to whether all risks had been identified and appropriately valued by comparing risk registers against contractual obligations and benchmarking common risks across contracts.

•

Historical accuracy: Assessing the variances between budget and actual results in the past two years for a sample of higher risk contracts. We used this assessment to inform our sensitivity analysis over the future cash flow projections of the contracts in our high risk sample and incorporated the results in our challenge of the company over the key assumptions on those contracts.

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Additional information

For the risk of fraud relating to revenue recognition process for long-term contracts our procedures included:

•

Test of details: Reconciling the revenue recognised to the invoices issued during the year. Testing, on a sample basis, the year-end balance sheet position for contract assets, contract liabilities and trade receivables back to supporting evidence.

Analysing the journal postings to revenue, investigating any unexpected pairings or unusual postings.

Our results

We consider the long-term customer contracts in Global Services and Enterprise to be acceptable.

Adequacy of regulatory and litigation provisions

Regulatory provision £182 million

Litigation provision £84 million

Refer to page 94 financial disclosures note 18 Provisions.

The risk

Omitted exposures:

The Group operates in a highly regulated environment and faces legal, competition and regulatory challenges which can lead to potential claims and exposures (together ‘regulatory and litigation matters’). In certain litigation and regulatory matters significant judgement is required to determine whether a liability or contingent liability should be recognised or disclosed, as appropriate.

Subjective estimate:

The amounts involved are potentially significant, and the application of accounting standards to estimate the amount, if any, to be provided as a liability inherently subjective.

The effect of these matters is that, as part of our risk assessment, we determined that the regulatory and litigation provisions have a high degree of estimation uncertainty, with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

Our response

Our procedures included:

•	Control design and operation: Evaluating the processes and controls over regulatory and legal provisions.

Our testing identified weaknesses in the design and operation of these controls. As a result we expanded the extent of our detailed testing over and above that originally planned.

For regulatory provisions our procedures included:

•	Our regulatory expertise: Analysing, with the support of our own regulatory specialists, the key assumptions, inspecting correspondence with regulators and monitoring external sources of information.

•	Historical comparison: performing procedures over the historical accuracy of the provisions by comparing the previous estimate made to actual outcomes.

•	Sensitivity analysis: sensitising the significant assumptions to evaluate the reasonableness of the assumptions.

•	Methodology choice: Assessing whether the bespoke approach to estimating the provision is materially consistent with IAS 37.

For litigation provisions our procedures included:

•

Our legal expertise: Analysing, with the support of our own legal specialists, the key assumptions, inspecting correspondence with Brazilian authorities and assessing the competency and reputation of the directors’ experts.

•	Test of details: Inspecting the report produced by internal counsel, accompanied by discussions with that counsel;

•	Enquiry of lawyers: On all significant legal cases, assessing correspondence with the Group’s external counsel accompanied by discussions and formal confirmations from that counsel;

For both regulatory and litigation our procedures included:

•	Assessing transparency: Assessing whether the group’s disclosures detailing significant regulatory and litigation proceedings adequately disclose the potential liabilities of the group.

Our results

We consider the provisions recognised, and the contingent liability disclosures made, to be acceptable.

Useful economic lives assigned to internally generated intangible assets

Internally generated intangible assets £1,297 million

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Refer to page 86 financial disclosures note 13 Intangible assets.

The risk

Subjective estimate:

Useful economic lives assigned to internally generated intangible assets contain a greater inherent level of judgement with regards to appropriate useful economic life in comparison to separately acquired assets.

The effect of these matters is that, as part of our risk assessment, we determined that the useful economic lives assigned to internally generated intangible assets have a higher degree of estimation uncertainty, with useful economic life less typically derived from underlying contractual arrangement (in comparison to separately acquired assets), with a potential range of reasonable outcomes greater than our materiality for the financial statements as a whole.

Our response

Our procedures included:

•	Control design and operation: Evaluating the processes and controls in respect of the determination of the useful economic lives.

•

Test of details: Challenging that the directors’ view on asset lives are supportable considering our knowledge of the business, enquiry of operational managers, inspection of relevant supporting documentation, and benchmarking analysis (where applicable);

•

Historical comparisons: Assessing whether the results of prior year asset life reviews, including consideration of fully-depreciated assets still in use, have been appropriately taken into account when considering asset lives in the current year.

Our results:

We consider the judgements made in relation to the useful economic lives assigned to internally generated intangible assets to be acceptable.

Accuracy of revenue due to the complexity of the billing systems

Refer to page 76 financial disclosures note 6 Revenue.

The risk

Processing error:

BT non-long-term contract revenue consists of a large number of similar low value transactions. The group operates a number of distinct billing systems and the IT landscape underpinning revenue and linking the billing systems together is complex.

There are multiple products sold at multiple rates with varying pricing structures in place. Products represent a combination of service based products, such as fixed line telephony, as well as goods, such as the provision of mobile handsets. There are monthly tariff based charges, as well as usage based charges arising on the volume of minutes or data used.

Accuracy of revenue has been determined a key audit matter, as it was a significant area in the audit of the financial statements, having the greatest effect on the allocation of resources in the audit. It is not identified as a significant risk or an area of significant auditor judgement.

Our response

Our procedures included:

•	Control design and operation: Evaluating the design and testing the operating effectiveness of controls in respect of all major revenue streams, including controls over:

– the processing of call data records;

– the authorisation of price changes;

– the accuracy of invoicing, and

– cash receipting.

Our testing included those controls over the recording of revenue transactions from the billing system to the general ledger.

Our testing identified weaknesses in the design and operation of these controls. As a result we expanded the extent of our tests of detail over and above that originally planned.

•	Test of details: Comparing a sample of customer bills to supporting evidence e.g. orders, contracts, call detail records (where applicable) and cash received.

Our results:

We consider revenue relating to non-long-term contract revenue to be acceptable.

Recoverability of parent company’s investments in subsidiaries, loans to group and parent undertakings and amount owed by group and parent undertakings

Investments in subsidiaries £19,031 million

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Loans to group and parent undertakings £16,809 million

Amount owed by group and parent undertakings £558 million

Refer to page 135 financial disclosures note 6 Investments, page 135 note 7 Other investments and page 136 note 9 Trade and other receivables.

Low risk, high value:

The carrying amount of the parent company’s investment in subsidiary, the amount of the loans to group undertakings and amount owed by group and parent undertakings represent 30%, 26% and 1% respectively, of the company’s total assets as at 31 March 2019.

Their recoverability is not considered a significant risk or subject to significant judgement. However, due to their materiality in the context of the parent company financial statements, these are considered to be the areas that will have the greatest effect on our overall parent company audit.

Our procedures included:

•

Test of details: Comparing the carrying amount of the parent company’s investments, loans to group and parent undertakings and amount owed by group and parent undertakings, with the relevant subsidiaries draft balance sheet to identify whether their net assets, being an approximation of their minimum recoverable amount, were in excess of their carrying amount and assessing whether those subsidiaries have historically been profit-making.

Our results

We consider the company’s assessment of the recoverability of the investments in subsidiaries and debt due from group entities and parent entities to be acceptable.

3 Our application of materiality and an overview of the scope of our audit

Materiality for the group financial statements as a whole was set at £115 million, determined with reference to a benchmark of Group profit before tax from continuing operations of which it represents 4.0%.

Materiality for the parent company financial statements as a whole was set at £110 million, determined with reference to a benchmark of adjusted profit before tax of which it represents 4.0%, and chosen to be lower than materiality for the group financial statements as a whole.

We agreed to report to the Audit & Risk Committee any corrected or uncorrected identified misstatements exceeding £5.5 million, in addition to other identified misstatements that warranted reporting on qualitative grounds.

Scope of our audit

Of the Group’s seven reporting components (one being the parent company), all were subjected to full scope audits. Work on the Group’s entire property, plant and equipment balance was performed by the component auditor of the Technology component on behalf of the Group and component teams.

The components within the scope of our work accounted for the following percentages:

	Group profit before tax	Group revenue	Group total assets
Audits for group reporting purposes	97%	99%	100%

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back. In the case of the Technology component, the Group team provided instructions of the audit of account balance to be performed over the property, plant and equipment on behalf of the Group and component teams.

The component materialities ranged from £40m to £110m, having regard to the mix of size and risk profile of the Group across the components.

The work on all of the components was performed by component auditors and group team. All of the component audit teams were based in the UK. The Group engagement team met frequently in person with the component audit teams as part of the audit planning and completion phases to explain our audit instructions and discuss the component auditors’ plans as well as performing more detailed file reviews upon completion of the component auditors’ engagements. Telephone conference meetings were also held with these component auditors.

At these meetings with component auditors, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component auditor.

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4 We have nothing to report on going concern

The Directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Company or the Group or to cease their operations, and as they have concluded that the Company’s and the Group’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”).

Our responsibility is to conclude on the appropriateness of the Directors’ conclusions and, had there been a material uncertainty related to going concern, to make reference to that in this audit report. However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the absence of reference to a material uncertainty in this auditor’s report is not a guarantee that the Group and the Company will continue in operation.

In our evaluation of the Directors’ conclusions, we considered the inherent risks to the Group’s and Company’s business model and analysed how those risks might affect the Group’s and Company’s financial resources or ability to continue operations over the going concern period. The risks that we considered most likely to adversely affect the Group’s and Company’s available financial resources over this period were:

•	The impact of a significant reduction in profitability arising from one, or a combination of, the principal risks outlined in the Group’s strategic report on page 38.

•	The impact of a tightening in capital markets that would adversely affect the Company’s ability to raise future debt.

As these were risks that could potentially cast significant doubt on the Group’s and the Company’s ability to continue as a going concern, we considered sensitivities over the level of available financial resources indicated by the Group’s financial forecasts taking account of reasonably possible (but not unrealistic) adverse effects that could arise from these risks individually and collectively and evaluated the achievability of the actions the Directors consider they would take to improve the position should the risks materialise. We also considered less predictable but realistic second order impacts, such as the impact of a disorderly Brexit and the erosion of customer or supplier confidence, which could result in a rapid reduction of available financial resources.

Based on this work, we are required to report to you if we have concluded that the use of the going concern basis of accounting is inappropriate or there is an undisclosed material uncertainty that may cast significant doubt over the use of that basis for a period of at least a year from the date of approval of the financial statements.

We have nothing to report in these respects, and we did not identify going concern as a key audit matter.

5 We have nothing to report on the other information in the Annual Report

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and directors’ report

Based solely on our work on the other information:

•	we have not identified material misstatements in the strategic report and the directors’ report;

•	in our opinion the information given in those reports for the financial year is consistent with the financial statements; and

•	in our opinion those reports have been prepared in accordance with the Companies Act 2006.

We have nothing to report in these respects.

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6 We have nothing to report on the other matters on which we are required to report by exception

Under the Companies Act 2006, we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

•	the parent Company financial statements are not in agreement with the accounting records and returns; or

•	certain disclosures of directors’ remuneration specified by law are not made; or

•	we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

7 Respective responsibilities

Directors’ responsibilities

As explained more fully in their statement set out on page 46, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or other irregularities (see below), or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud, other irregularities or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities.

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Irregularities – ability to detect

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience and through discussion with the directors and other management (as required by auditing standards), and from inspection of the group’s regulatory and legal correspondence and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations. We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the group to component audit teams of relevant laws and regulations identified at group level.

The potential effect of these laws and regulations on the financial statements varies considerably.

Firstly, the group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation, taxation legislation, and pension legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

Secondly, the group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or the loss of the group’s licence to operate. We identified the following areas as those most likely to have such an effect: anti-bribery, regulations affecting telecommunications providers, and certain aspects of company legislation recognising the financial and regulated nature of the group’s activities (reflecting compliance with Ofcom regulation). Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. These limited procedures did not identify actual or suspected non-compliance. Further details in respect of regulations over products subject to charge controls and other regulated pricing regimes is set out in the key audit matter disclosures in section 2 of this report.

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations (irregularities) is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it. In addition, as with any audit, there remained a higher risk of non-detection of irregularities, as these may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. We are not responsible for preventing non-compliance and cannot be expected to detect non-compliance with all laws and regulations.

8 The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and the terms of our engagement by the company. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report, and the further matters we are required to state to them in accordance with the agreed terms with the company, and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Antony Cates (Senior Statutory Auditor)

for and on behalf of KPMG LLP, Statutory Auditor

Chartered Accountants

15 Canada Square

London

E14 5GL

29 May 2019

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Group income statement Year ended 31 March 2019

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	23,459	(31)	23,428
Operating costs	7	(19,610)	(394)	(20,004)

Operating profit (loss)	5	3,849	(425)	3,424

Finance expense	24	(694)	(139)	(833)
Finance income	24	306	–	306

Net finance expense		(388)	(139)	(527)
Share of post tax profit (loss) of associates and joint ventures		1	–	1

Profit (loss) before taxation		3,462	(564)	2,898
Taxation	11	(663)	112	(551)

Profit (loss) for the year		2,799	(452)	2,347

Year ended 31 March 2018

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	23,746	(23)	23,723
Operating costs	7	(19,752)	(587)	(20,339)

Operating profit (loss)	5	3,994	(610)	3,384

Finance expense	24	(576)	(218)	(794)
Finance income	24	215	–	215

Net finance expense		(361)	(218)	(579)
Share of post tax profit (loss) of associates and joint ventures		(1)	–	(1)

Profit (loss) before taxation		3,632	(828)	2,804
Taxation	11	(707)	87	(620)

Profit (loss) for the year		2,925	(741)	2,184

Year ended 31 March 2017

	Notes	Before specific items (‘Adjusted’) £m	Specific items[a] £m	Total (Reported) £m

Revenue	5, 6	24,082	(20)	24,062
Operating costs	7	(19,944)	(948)	(20,892)

Operating profit (loss)	5	4,138	(968)	3,170

Finance expense	24	(632)	(210)	(842)
Finance income	24	232	–	232

Net finance expense		(400)	(210)	(610)
Share of post tax profit (loss) of associates and joint ventures		(9)	–	(9)

Profit (loss) before taxation		3,729	(1,178)	2,551
Taxation	11	(702)	217	(485)

Profit (loss) for the year		3,027	(961)	2,066

[a]	For a definition of specific items, see page 156. An analysis of specific items is provided in note 10.

62 British Telecommunications plc	Annual Report 2019

Group statement of comprehensive income Year ended 31 March

	Notes	2019 £m	2018 (Restated)[a] £m	2017 £m

Profit for the year		2,347	2,184	2,066

Other comprehensive income (loss)
Items that will not be reclassified to the income statement
Remeasurements of the net pension obligation	19	(2,102)	1,684	(2,789)
Tax on pension remeasurements	11	384	(263)	416
Items that have been or may be reclassified to the income statement
Exchange differences on translation of foreign operations	26	64	(188)	237
Fair value movements on available-for-sale assets	26	–	11	(3)
Fair value movements on assets at fair value through other comprehensive income	26	3	–	–
Movements in relation to cash flow hedges:
net fair value gains (losses)	26	176	(368)	884
recognised in income and expense	26	(18)	277	(938)
Tax on components of other comprehensive income that have been or may be reclassified	11, 26	(41)	1	29

Other comprehensive income (loss) for the year, net of tax		(1,534)	1,154	(2,164)

Total comprehensive income (loss) for the year		813	3,338	(98)

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Group balance sheet At 31 March

	Notes	2019 £m	2018 (Restated)[a] £m	2017 £m

Non-current assets
Intangible assets	13	14,393	14,455	15,037
Property, plant and equipment	14	17,835	17,000	16,498
Derivative financial instruments	25	1,481	1,312	1,818
Investments	21	13,519	13,354	11,606
Associates and joint ventures		47	38	31
Trade and other receivables	16	445	317	360
Contract assets[b]		249	–	–
Deferred tax assets	11	1,347	1,326	1,717

		49,316	47,802	47,067

Current assets
Programme rights	15	310	272	264
Inventories		369	239	227
Trade and other receivables	16	3,238	4,029	3,860
Contract assets[b]		1,353	–	–
Assets held for sale		89	–	–
Current tax receivable		110	77	73
Derivative financial instruments	25	111	197	428
Investments	21	3,486	3,224	1,740
Cash and cash equivalents	22	1,664	521	526

		10,730	8,559	7,118

Current liabilities
Loans and other borrowings	23	3,140	2,298	2,791
Derivative financial instruments	25	48	50	34
Trade and other payables	17	5,827	7,190	7,476
Contract liabilities[b]		1,225	–	–
Current tax liabilities		15	83	197
Provisions	18	424	603	625

		10,679	10,224	11,123

Total assets less current liabilities		49,367	46,137	43,062

Non-current liabilities
Loans and other borrowings	23	15,837	13,038	11,105
Derivative financial instruments	25	892	787	869
Contract liabilities[b]		200	–	–
Retirement benefit obligations	19	7,182	6,847	9,088
Other payables	17	1,479	1,326	1,298
Deferred tax liabilities	11	1,407	1,340	1,240
Provisions	18	582	452	536

		27,579	23,790	24,136

Equity
Ordinary shares		2,172	2,172	2,172
Share premium		8,000	8,000	8,000
Other reserves	26	1,425	1,241	1,591
Retained earnings		10,191	10,934	7,163

Total shareholders’ equity		21,788	22,347	18,926

		49,367	46,137	43,062

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.
[b]	Contract assets and contract liabilities arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.

The consolidated financial statements on pages 61 to 155 were approved by the Board of Directors on 29 May 2019 and were signed on its behalf by:

Simon Lowth

Director

64 British Telecommunications plc	Annual Report 2019

Group statement of changes in equity

	Notes	Share capital[a] £m	Share premium[b] £m	Other reserves[c] £m	Retained earnings (loss) £m	Total equity (deficit) £m
At 1 April 2016		2,172	8,000	1,392	9,761	21,325

Profit for the year		–	–	–	2,066	2,066
Other comprehensive income (loss) – before tax		–	–	1,108	(2,779)	(1,671)
Tax on other comprehensive income (loss)	11	–	–	29	416	445
Transferred to the income statement		–	–	(938)	–	(938)

Total comprehensive income (loss) for the year		–	–	199	(297)	(98)
Share-based payments	20	–	–	–	57	57
Tax on share-based payments	11	–	–	–	(6)	(6)
Dividends to parent company	12	–	–	–	(2,350)	(2,350)
Other movements		–	–	–	(2)	(2)

At 1 April 2017		2,172	8,000	1,591	7,163	18,926

Profit for the year		–	–	–	2,184	2,184
Other comprehensive income (loss) – before tax		–	–	(545)	2,160	1,615
Tax on other comprehensive income (loss)	11	–	–	1	(346)	(345)
Transferred to the income statement		–	–	277	–	277

Total comprehensive income (loss) for the year		–	–	(267)	3,998	3,731
Share-based payments	20	–	–	–	84	84
Tax on share-based payments	11	–	–	–	(2)	(2)
Transfer to realised profit		–	–	(83)	83	–
Other movements		–	–	–	1	1

At 31 March 2018 – as previously reported		2,172	8,000	1,241	11,327	22,740

Pension restatement[d]		–	–	–	(393)	(393)

At 31 March 2018 – restated		2,172	8,000	1,241	10,934	22,347
IFRS opening balance adjustment[e]		–	–	–	1,308	1,308
Tax on IFRS opening balance adjustment[e]		–	–	–	(248)	(248)

At 1 April 2018		2,172	8,000	1,241	11,994	23,407
Profit for the year		–	–	–	2,347	2,347
Other comprehensive income (loss) – before tax		–	–	243	(2,102)	(1,859)
Tax on other comprehensive income (loss)	11	–	–	(41)	384	343
Transferred to the income statement		–	–	(18)	–	(18)

Total comprehensive income (loss) for the year		–	–	184	629	813
Share-based payments	20	–	–	–	67	67
Tax on share-based payments	11	–	–	–	–	–
Dividends to parent company	12	–	–	–	(2,500)	(2,500)
Unclaimed Dividend over 10 years		–	–	–	5	5
Other movements		–	–	–	(4)	(4)

At 31 March 2019		2,172	8,000	1,425	10,191	21,788

[a]	The allotted, called up, and fully paid ordinary share capital of the company at 31 March 2019 was £2,172m comprising 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, comprising the premium on allotment of shares, is not available for distribution.
[c]	For further analysis of other reserves, see note 26.
[d]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2 to the consolidated financial statements.
[e]	Opening retained earnings adjusted following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

Group cash flow statement Year ended 31 March

	Notes	2019 £m	2018 £m	2017 £m

Cash flow from operating activities
Profit before taxation		2,898	2,804	2,551
Share of post tax (profit) loss of associates and joint ventures		(1)	1	9
Net finance expense		527	579	610

Operating profit		3,424	3,384	3,170
Other non-cash charges		(112)	33	20
Loss (profit) on disposal of businesses		5	(1)	(16)
Depreciation and amortisation		3,546	3,514	3,572
Increase in inventories		(138)	(14)	(33)
Decrease (increase) in programme rights		49	(34)	(95)
(Increase) decrease in trade and other receivables[a]		(59)	(156)	168
Decrease in contract assets[b]		15	–	–
Increase (decrease) in trade and other payables		60	(367)	(150)
Decrease in contract liabilities[b]		(72)	–	–
Decrease in other liabilities[c]		(1,934)	(775)	(307)
(Decrease) increase in provisions		(92)	(203)	401

Cash generated from operations		4,692	5,381	6,730

Income taxes paid		(431)	(473)	(551)

Net cash inflow from operating activities		4,261	4,908	6,179

Cash flow from investing activities
Interest received		23	7	7
Dividends received from associates and joint ventures		–	–	2
Acquisition of subsidiaries[d]		–	(16)	18
Proceeds on disposal of subsidiaries[d], associates and joint ventures		23	2	46
Acquisition of joint ventures		(9)	(9)	(13)
Outflow on non-current amounts owed by ultimate parent company[e]		(1,508)	(1,677)	(1,571)
Proceeds on disposal of current financial assets[f]		12,887	11,134	10,834
Purchases of current financial assets[f]		(13,088)	(12,629)	(9,411)
Proceeds on disposal of non-current investments[g]		1	19	–
Purchases of non-current asset investments		–	–	(22)
Proceeds on disposal of property, plant and equipment		41	21	26
Purchases of property, plant and equipment and software		(3,678)	(3,362)	(3,145)

Net cash outflow from investing activities		(5,308)	(6,510)	(3,229)

Cash flow from financing activities
Interest paid		(531)	(555)	(629)
Repayment of borrowings[h]		(1,423)	(1,401)	(1,805)
Proceeds from bank loans and bonds		3,972	3,760	3
Cash flows from derivatives related to net debt		124	(188)	119
Repayment of acquisition facility		–	–	(181)
Repayment of EE revolving credit facility		–	–	(438)

Net cash inflow (outflow) from financing activities		2,142	1,616	(2,931)

Net increase in cash and cash equivalents		1,095	14	19

Opening cash and cash equivalents[i]		492	509	452
Net increase in cash and cash equivalents		1,095	14	19
Effect of exchange rate changes		5	(31)	38

Closing cash and cash equivalents[i]	22	1,592	492	509

[a]	Includes a prepayment of £nil (2017/18: £325m 2016/17: £nil) in respect of the acquisition of Spectrum.
[b]	Contract assets and contract liabilities arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2 to the consolidated financial statements.
[c]	Includes pension deficit payments of £2,024m (2017/18: £872m, 2016/17: £274m).
[d]

Acquisitions and disposals of subsidiaries are shown net of cash acquired or disposed of and in 2017 included £20m true-up of consideration following the audit of the completion balance sheet relating to the acquisition of EE.

[e]

There are non-cash movements in this intra-group loan arrangement which principally relate to the settlement of dividends with the parent company and amounts the ultimate parent company was owed by the parent company which were settled through their loan accounts with British Telecommunications plc. Refer to note 28 for further information.

[f]	Primarily consists of investment in and redemption of amounts held in liquidity funds.
[g]	Relates to sale of fair value through equity investment in 2018/19 and assets held for sale classified within trade and other receivables in 2017/18.
[h]	Repayment of borrowings includes the impact of hedging and repayment of lease liabilities.
[i]	Net of bank overdrafts of £72m (2017/18: £29m, 2016/17: £17m).

66 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements

1. Basis of preparation

Preparation of the financial statements

These consolidated financial statements have been prepared in accordance with the Companies Act 2006 as applicable to companies using International Financial Reporting Standards (IFRS), Article 4 of the IAS Regulation and International Accounting Standards (IAS) and IFRS and related interpretations, as adopted by the European Union. The consolidated financial statements are also in compliance with IFRS as issued by the International Accounting Standards Board (the IASB) and interpretations as issued by the IFRS Interpretations Committee. The consolidated financial statements are prepared on a going concern basis.

These financial statements consolidate British Telecommunications plc, the parent company, and its subsidiaries (together the ‘group’, ‘us’, ‘we’ or ‘our’).

The consolidated financial statements are prepared on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The consolidated financial statements are presented in sterling, the functional currency of British Telecommunications plc, the parent company.

New and amended accounting standards effective during the year

The following standards have been adopted during the year and have a significant impact on the financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

Background

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. It replaced IAS 18 ‘Revenue’ and related interpretations. The standard requires us to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative stand-alone selling price basis, based on a five-step model.

Transition

We chose to adopt IFRS 15 using the cumulative effect method. Under this transition method:

•	the standard has been applied only to contracts in progress but not completed as at 1 April 2018
•	for contracts that were modified before 1 April 2018, the aggregate effect of all of the modifications that occurred before this date are reflected as at 1 April 2018
•

prior year comparatives have not been restated for the effect of IFRS 15 and continue to be reported under IAS 18. Instead our 1 April 2018 opening retained earnings have been adjusted for the full cumulative impact of adopting the standard.

Financial Impact

In the prior year Annual Report we estimated that the likely impact on transition at 1 April 2018 would produce a cumulative increase in retained earnings of between £1.1bn and £1.5bn before tax. The actual increase of £1.3bn before tax (£1.1bn after tax) has primarily been recorded as a contract asset and has led to an additional one-off cash tax payment equally split between 2018/19 and 2019/20.

The cumulative increase in retained earnings is mainly due to the acceleration of handset revenues and, to a lesser extent, deferral of costs, notably third party contract acquisition costs primarily associated with post pay contracts.

The financial impact of each business area is as follows:

•

Under our previous accounting policy, mobile handset revenue was recognised based on the amount the customer pays for the handset when it is delivered to the customer. Generally mobile handsets are either provided free or for a small upfront charge. Under IFRS 15, additional revenue is allocated to the mobile handset at the start of the contract. This is calculated with reference to its relative standalone value within the contract, regardless of the contract pricing. For each mobile handset contract, the revenue recognition profile changes with greater day one recognition of revenue for the handset and a corresponding reduction in ongoing mobile service revenue over the contract period. The difference between the mobile handset revenue recognised and the amounts charged to the customer has been recognised as a contract asset. Over time, we expect the contract asset generated to remain at similar levels as old contracts expire and new ones are signed. However, we will see short-term volatility, for example around key handset launches. This primarily impacted Consumer, and to a lesser extent, mobile handset revenues in Enterprise in respect of the legacy EE business division. There is a similar effect in respect of subsidised equipment although this had a less significant impact due to its lower relative standalone value.

•

Previously, sales commissions and other third party acquisition costs resulting directly from securing contracts with customers were expensed when incurred. Under IFRS 15, these costs are recognised as an asset, and amortised over the period in which the corresponding benefit is received, resulting in earlier profit recognition. The impact is greatest in Consumer in respect of third-party acquisition costs partially associated with post-pay contracts.

•

The above two impacts are partly offset by the change in accounting for connections revenue. Previously, the group recognised connections revenue upon performance of the connection activity. Under IFRS 15, connections revenue is deferred and recognised on a straight-line basis over the associated line/circuit contractual period. This means that revenue and profits are recognised later. On transition this created a contract liability as revenue and profits are deferred to future periods. Openreach and Enterprise deliver the majority of this service and therefore experienced the majority of the impact. Over time, this liability is expected to remain at similar levels as old contracts expire and new ones are signed.

•	We will provide for expected lifetime losses on contract assets as required by IFRS 9 as set out below.

•

The IFRS 15 impact on other areas was not material. This included certain contract fulfilment costs which are recognised as an asset and amortised over the period in which benefit is received and certain expenses that are recognised as a deduction from revenue.

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1. Basis of preparation continued

The impact of the adoption of IFRS 15 on opening retained earnings at 1 April 2018 is shown in note 2. The following tables show, for the year ended 31 March 2019, the impact had the IFRS 15 standard not been adopted on the financial statement line items affected for the income statement and balance sheet. There was no net impact on the key cash flow captions (net cash flow from operating activities, net cash flow from investing activities or net cash flow from financing activities).

Group income statement

Year ended 31 March 2019	As reported (IFRS 15) £m	Adjustments £m	Amounts without adoption of IFRS 15 (IAS 18) £m

Revenue	23,428	(252)	23,176
Operating costs	(20,004)	1	(20,003)
Operating profit	3,424	(251)	3,173
Profit before tax	2,898	(251)	2,647
Tax	(551)	48	(503)
Profit for the year	2,347	(203)	2,144

Group balance sheet

As at 31 March 2019	As reported (IFRS 15) £m	Adjustments £m	Amounts without adoption of IFRS 15 (IAS 18) £m

Non-current assets
Contract assets	249	(249)	–
Trade and other receivables	445	(149)	296

Current assets
Contract assets	1,353	(1,353)	–
Trade and other receivables	3,238	180	3,418
Current tax receivable	110	296	406

Current liabilities
Trade and other payables	5,827	1,313	7,140
Contract liabilities	1,225	(1,225)	–

Total assets less current liabilities	49,367	(1,363)	48,004

Non-current liabilities
Trade and other payables	1,479	102	1,581
Contract liabilities	200	(200)	–

Equity
Retained earnings	10,191	(1,265)	8,926

Total equity and non-current liabilities	49,367	(1,363)	48,004

Disclosures

IFRS 15 requires additional disclosures in our Annual Report. To reflect these expanded requirements we have added a dedicated revenue note (note 6). The key disclosure changes are as follows:

•

we have changed our revenue disclosures to comply with the requirements to disaggregate revenue recognised from contracts with customers into categories that depict how the nature, amount, timing and uncertainty of revenue and associated cash flows are affected by economic factors

•	we have provided further detail around contract balances and their movements in the year

•

we have provided an aggregate amount of the transaction price allocated to performance obligations that are unsatisfied as at the end of the reporting period and an explanation of when these are expected to be recognised as revenue.

IFRS 9 ‘Financial Instruments’

IFRS 9 sets out requirements for classification, measurement, impairment and de-recognition of financial assets and liabilities, and includes a new hedge accounting model. It replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. The standard has not had a material impact on our results, with the key impacts set out below.

Impairment of financial assets

We have revised the methodologies we use to impair financial assets to reflect the forward-looking ‘expected credit loss’ model introduced by IFRS 9, in contrast to the backward-looking ‘incurred credit loss’ model used under IAS 39. As a result we now recognise a loss allowance for all expected credit losses on initial recognition of financial assets, including trade receivables and the contract assets recognised on transition to IFRS 15. Providing for loss allowances on our existing financial assets has not had a material impact on the financial statements.

Classification of financial instruments

IFRS 9 introduces new categories of financial instrument: fair value through profit and loss, fair value through other comprehensive income, and amortised cost. These replace the IAS 39 categories of fair value through profit and loss, available-for-sale, loans and receivables, and held-to-maturity.

We have reclassified our financial instruments based on these new categories. Certain investments in liquidity funds, disclosed in note 21, were classified as available-for-sale under IAS 39 but have been reclassified to amortised cost under IFRS 9, because they are held to collect contractual cash flows. All other financial instruments classified as available-for-sale under IAS 39, including all equity instruments, have been reclassified as fair value through other comprehensive income under IFRS 9. All financial instruments previously classified as loans and receivables and held-to-maturity under IAS 39, including amounts owed by and due to the immediate and ultimate parent company, have been reclassified as amortised cost under IFRS 9. The classification of all instruments classified as fair value through profit and loss under IAS 39 is unchanged under IFRS 9.

Reclassification of liquidity fund investments has not had a material impact on the accounting as they are short-term in nature and amortised cost can reasonably be expected to equate to fair value. The reclassifications have not changed the accounting for any other instruments and therefore their carrying amounts are unchanged under IFRS 9.

Hedging

We have chosen to adopt the IFRS 9 hedge accounting requirements because they enable us to our align hedge accounting more closely with our risk management activities in the future. Adoption of the revised requirements has had no impact on the effectiveness of our existing hedges, however it has been necessary for us to revise hedge documentation to ensure compliance with enhanced IFRS 9 documentation requirements.

We have taken the exemption not to restate comparative information for prior periods with respect to classification and measurement requirements, including the move to the expected credit loss model. Consequently, we have not restated prior period comparatives on adoption of IFRS 9.

Other standards

The following amended standards and interpretations were also effective during the year, however they have not had a significant impact on our consolidated financial statements.

•	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2).

68 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

1. Basis of preparation continued

•	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4).

•	Transfers of investment property (Amendments to IAS 40).

•	Annual Improvements to IFRS Standards 2014–2016 Cycle – various standards.

•	IFRIC 22 Foreign currency transactions and advance consideration.

New and amended accounting standards that have been issued but are not yet effective

IFRS 16 ‘Leases’ is effective for the accounting period starting 1 April 2019 and will have a material impact on our financial statements.

Background

IFRS 16 was published in January 2016 and replaces IAS 17 ‘Leases’ and related interpretations. The standard requires lessees to recognise a right-of-use asset and lease liability for all leases meeting the lease definition set out by the standard unless certain exemptions are available. Accounting for lessors is largely unchanged.

Transition

We will adopt IFRS 16 on a modified retrospective basis. On transition, remaining payments payable under lease arrangements will be discounted using an appropriate incremental borrowing rate and recognised as lease liabilities. Right-of-use assets will be recognised equivalent to the lease liability, adjusted for any pre-existing prepaid lease payments, accrued lease expenses, and related onerous lease and decommissioning provisions.

We will recognise the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings at 1 April 2019, i.e. the date of initial application. Results in the 2019/20 financial year will be reported under IFRS 16 and the Annual Report 2020 will be the first Annual Report to include the results on this basis.

We have made significant progress in implementing the standard. A cross-functional project team has been engaged in identifying arrangements in scope of IFRS 16, determining appropriate accounting policies and judgements, and implementing a system solution capable of quantifying the impact of the standard and processing accounting entries on a business-as-usual basis.

Practical expedients

We have elected to make use of the following practical expedients and exemptions available under IFRS 16:

•	low-value leases and short-term leases will be excluded from IFRS 16 accounting, i.e. they will be accounted for in the same manner as operating leases currently are

•	onerous lease provisions in existence at the date of initial adoption will be derecognised and applied against the corresponding right-of-use asset as a proxy for impairment

•	leases of intangible assets such as software licenses will continue to be accounted for under IAS 38 ‘Intangible Assets’
•	where we are lessee in a contract containing both lease components and non-lease components, we will account for the arrangement as though it comprises a single lease component

•	initial direct costs will be excluded when measuring the right-of-use asset

•	hindsight will be used when assessing the lease term.

Anticipated impact

BT as lessee

All arrangements previously disclosed as operating lease commitments will now be recognised on the balance sheet. A key driver will be group’s portfolio of leased land and buildings, the majority of which is currently recognised off balance sheet following a sale and operating leaseback transaction in 2001. Cell and switch site leases represent another material element, due to the long lease terms associated with these arrangements.

On the basis of progress made in implementing the standard, we expect the following impact on adoption:

•

lease liabilities of between £5.6bn – £6.6bn will be recognised as a result of bringing operating lease commitments onto the balance sheet. Corresponding right-of-use assets will be recognised, adjusted for accrued lease payments and provisions currently recognised as liabilities. We do not anticipate a material impact on retained earnings due to the transition options selected

•	the increase in liabilities will have a corresponding impact on net debt and gearing ratios

•	depreciation expense and interest expense will replace the current operating lease expense, resulting in increased EBITDA

•

profit after tax will see a reduction in the periods immediately following transition to IFRS 16, driven by interest expense charged in respect of the new leases being ‘frontloaded’ when compared to the previous straight-line operating lease expense

•

within the cash flow statement, lease payments will now be presented within cash flows from operating activities and cash flows from financing activities in respect of depreciation and interest expense respectively. The timing of cash flows will remain unchanged.

BT as lessor

Lessor accounting is substantially unchanged under IFRS 16 and we do not expect the standard to have a material impact on the accounting for arrangements currently identified as leases. However, ‘last mile’ arrangements provided by Openreach to communications providers and currently accounted for as service contracts meet the revised IFRS 16 lease definition, with Openreach as lessor.

Connection fees received will now be deferred over the lease term, which is longer than the current contractual deferral period as it also covers the duration that we are ‘reasonably certain’ that communications providers will retain the use of the line beyond the contractual period. We have determined that this is six months for all last mile arrangements with the exception of FTTP, which is unchanged. Additional deferred income will be recognised in respect of active arrangements at the transition date, with a corresponding adjustment to retained earnings. This

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1. Basis of preparation continued

is not expected to have a material impact on the balance sheet or income statement.

Other standards

The following standards and interpretations are applicable in future periods but are not expected to have a significant impact on the consolidated financial statements.

•	IFRIC 23 Uncertainty over Tax Treatments

•	IFRS 17 Insurance Contracts

Presentation of specific items

Our income statement and segmental analysis separately identify trading results before specific items (‘adjusted’). The directors believe that presentation of our results in this way is relevant to an understanding of our financial performance, as specific items are identified by virtue of their size, nature or incidence.

This presentation is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee of BT Group plc and assists in providing a meaningful analysis of our trading results. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence.

Furthermore, we consider a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board and the Executive Committee of BT Group plc.

Specific items may not be comparable to similarly titled measures used by other companies. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, regulatory settlements, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that other items meet the criteria, which are applied consistently from year to year, they are also treated as specific items.

Specific items for the current and prior years are disclosed in note 10.

2. Prior year restatement and opening balance adjustments

Revision of segment results

During the year we reduced the number of our customer-facing units with a corresponding impact on reportable segments. Our BT Consumer and EE customer-facing units were brought together on 1 April 2018, and our Business and Public Sector and Wholesale and Ventures customer-facing units were combined on 1 October 2018. The group now has four customer-facing units:

•	Consumer (formerly BT Consumer and EE)

•	Enterprise (formerly Business and Public Sector and Wholesale and Ventures)

•	Global Services

•	Openreach.

During the year we also transferred our Northern Ireland Networks business from Enterprise to Openreach.

Where appropriate, comparative results for all four customer-facing units have been revised to be presented on a consistent basis. This affects the segment information and employees disclosures. See notes 5 and 8 respectively.

Restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations

On 27 July 2018 we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions. Management determined that the error was material with respect to the statement of comprehensive income and would require us to restate its previously issued consolidated financial statements for the year ended 31 March 2018.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the income statement or the cash flow statement or any amounts included in the financial statements for the year ending 31 March 2017. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

Opening balance adjustments resulting from implementation of IFRS 15 and IFRS 9

The transition methods we have chosen in applying IFRS 9 and IFRS 15 means there is no need to restate comparative information for the impact of these standards. We have however adjusted the 1 April 2018 balance sheet to reflect the impact on opening retained earnings of recognition of the IFRS 15 contract asset and liability, and for the IFRS 9 expected loss allowance.

Impact of restatement and opening balance adjustments

Set out below is the impact of these items on the group statement of comprehensive income and balance sheet. They are already reflected in the group statement of changes in equity as presented on page 64.

70 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

2. Prior year restatement and opening balance adjustments continued

Group statement of comprehensive income

	Year ended At 31 March 2018 (as published) £m	Pension restatement £m	Year ended At 31 March 2018 (restated) £m
Profit for the period	2,184	–	2,184

Other comprehensive income (loss)
Items that will not be reclassified to the income statement:
Remeasurements of the net pension obligation	2,160	(476)	1,684
Tax on pension remeasurements	(346)	83	(263)
Items that have been or may be reclassified subsequently to the income statement:
Exchange differences on translation of foreign operations	(188)	–	(188)
Fair value movements on available-for-sale assets	11	–	11
Movements in relation to cash flow hedges:
– net fair value (losses) gains	(368)	–	(368)
– recognised in income and expense	277	–	277
Tax on components of other comprehensive income that have been or may be reclassified	1	–	1

Other comprehensive profit (loss) for the period, net of tax	1,547	(393)	1,154

Total comprehensive income (loss) for the period	3,731	(393)	3,338

Group balance sheet

	At 31 March 2018 (as published) £m	Pension restatement £m	At 31 March 2018 (restated) £m	IFRS 9 & 15 opening balance adjustment £m	At 1 April 2018 £m
Non-current assets
Intangible assets	14,455	–	14,455	–	14,455
Property, plant and equipment	17,000	–	17,000	–	17,000
Trade and other receivables	317	–	317	114	431
Contract assets	–	–	–	198	198
Deferred tax assets	1,243	83	1,326	–	1,326
Other non-current assets	14,704	–	14,704	–	14,704

	47,719	83	47,802	312	48,114

Current assets					–
Trade and other receivables	4,029	–	4,029	(337)	3,692
Contract assets	–	–	–	1,417	1,417
Cash and cash equivalents	521	–	521	–	521
Other current assets	4,009	–	4,009	–	4,009

	8,559	–	8,559	1,080	9,639

Current liabilities
Loans and other borrowings	2,298	–	2,298	–	2,298
Trade and other payables	7,190	–	7,190	(1,409)	5,781
Contract liabilities	–	–	–	1,406	1,406
Current tax liabilities	83	–	83	248	331
Other current liabilities	653	–	653	–	653

	10,224	–	10,224	245	10,469

Total assets less current liabilities	46,054	83	46,137	1,147	47,284

Non-current liabilities
Loans and other borrowings	13,038	–	13,038	–	13,038
Contract liabilities	–	–	–	87	87
Retirement benefit obligations	6,371	476	6,847	–	6,847
Other non-current liabilities	3,905	–	3,905	–	3,905

	23,314	476	23,790	87	23,877

Equity					–
Share capital	2,172	–	2,172	–	2,172
All other reserves	9,241	–	9,241	–	9,241
Retained earnings	11,327	(393)	10,934	1,060	11,994

Total equity	22,740	(393)	22,347	1,060	23,407

	46,054	83	46,137	1,147	47,284

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3. Critical accounting estimates and key judgements

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying our accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the Audit & Risk Committee of BT Group plc. The areas involving a higher degree of judgement or complexity are described in the applicable notes to the financial statements. Critical accounting estimates and key judgements can be identified throughout the notes by the following symbol.

We have the following critical accounting estimates (E) and key judgements (J):

•	Current and deferred income tax, see note 11 (E, J).

•	Goodwill impairment, see note 13 (E, J).

•	Government grants relating to Broadband Delivery UK (BDUK) contracts, see note 14 (J).

•	Provisions and contingent liabilities, see note 18 (E, J).

•	Pension obligations, see note 19 (E, J).

4. Significant accounting policies that apply to the overall financial statements

The significant accounting policies applied in the preparation of our consolidated financial statements are set out below. Other significant accounting policies applicable to a particular area are disclosed in the most relevant note. We have applied all policies consistently to all the years presented, unless otherwise stated.

Basis of consolidation

The group financial statements consolidate the financial statements of British Telecommunications plc and its subsidiaries, and include its share of the results of associates and joint ventures using the equity method of accounting. The group recognises its direct rights to (and its share of) jointly held assets, liabilities, revenues and expenses of joint operations under the appropriate headings in the consolidated financial statements.

All business combinations are accounted for using the acquisition method regardless of whether equity instruments or other assets are acquired. No material acquisitions were made in the year.

A subsidiary is an entity that is controlled by another entity, known as the parent or investor. An investor controls an investee when the investor is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Non-controlling interests in the net assets of consolidated subsidiaries, which consist of the amounts of those interests at the date of the original business combination and non-controlling share of changes in equity since the date of the combination, are not material to the group’s financial statements.

The results of subsidiaries acquired or disposed of during the year are consolidated from and up to the date of change of control. Where necessary, accounting policies of subsidiaries have been aligned with the policies adopted by the group. All intra-group transactions including any gains or losses, balances, income or expenses are eliminated in full on consolidation.

When the group loses control of a subsidiary, the profit or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. The profit or loss on disposal is recognised as a specific item.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenue from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by either the first in first out (FIFO) or average cost method.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Estimates and judgements applied in accounting for government grants received in respect of the BDUK programme and other rural superfast broadband contracts are described in note 14.

Once a government grant is recognised, any related deferred income is treated in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year (unless this average is not a reasonable approximation of the cumulative effects of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions). Foreign exchange differences arising on the retranslation of foreign undertakings are recognised directly in a separate component of equity, the translation reserve.

In the event of the disposal of an undertaking with assets and liabilities denominated in a foreign currency, the cumulative translation difference associated with the undertaking in the translation reserve is charged or credited to the gain or loss on disposal recognised in the income statement.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet.

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Notes to the consolidated financial statements continued

4. Significant accounting policies that apply to the overall financial statements continued

Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

Under IAS 17, the determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where we hold substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Termination benefits

Termination benefits (leaver costs) are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. We recognise termination benefits when they are demonstrably committed to the affected employees leaving the group.

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Additional information

5. Segment information

Significant accounting policies that apply to segment information

Operating and reportable segments

Our operating segments are reported based on financial information provided to the Executive Committee of BT Group plc, which is the key management committee and represents the ‘chief operating decision maker’.

Our organisational structure reflects the different customer groups to which we provide communications products and services via our customer-facing units: Consumer, Enterprise, Global Services and Openreach. The customer-facing units are supported by an internal service unit, Technology, and corporate units including procurement and property management.

The customer-facing units are our reportable segments and generate substantially all of our revenue. Technology and the group’s corporate units are not reportable segments as they did not meet the quantitative thresholds as set out in IFRS 8 ‘Operating Segments’ for any of the years presented.

We aggregate the remaining operations and include within the ‘Other’ category to reconcile to the consolidated results of the group. The ‘Other’ category includes unallocated Technology costs and our corporate units.

Allocation of certain items to segments

Provisions for the settlement of significant legal, commercial and regulatory disputes, which are negotiated at a group level, are initially recorded in the ‘Other’ segment. On resolution of the dispute, the full impact is recognised in the results of the relevant customer-facing unit and offset in the group results through the utilisation of the provision previously charged to the ‘Other’ segment. Settlements which are particularly significant or cover more than one financial year may fall within the definition of specific items as detailed in note 10.

The costs incurred by Technology and corporate units are recharged to the customer-facing units to reflect the services it provides to them. Depreciation and amortisation incurred by Technology in relation to the networks and systems it manages and operates on behalf of the customer-facing units is allocated to the customer-facing units based on their respective utilisation. Capital expenditure incurred by Technology for specific projects undertaken on behalf of the customer-facing units is allocated based on the value of the directly attributable expenditure incurred. Where projects are not directly attributable to a particular customer-facing unit, capital expenditure is allocated between them based on the proportion of estimated future economic benefits.

Specific items are detailed in note 10 and are not allocated to the reportable segments as this reflects how they are reported to the Executive Committee of BT Group plc. Finance expense and income are not allocated to the reportable segments, as the central treasury function manages this activity, together with the overall net debt position of the group.

Measuring segment performance

Performance of each reportable segment is measured based on adjusted EBITDA. EBITDA is defined as the group profit or loss before interest, taxation, depreciation and amortisation. Adjusted EBITDA is defined as EBITDA before specific items, net non-interest related finance expense, and share of profits or losses of associates and joint ventures. Adjusted EBITDA is considered to be a useful measure of the operating performance of the customer-facing units because it approximates the underlying operating cash flow by eliminating depreciation and amortisation and also provides a meaningful analysis of trading performance by excluding specific items, which are disclosed separately by virtue of their size, nature or incidence.

Revenue recognition

Our revenue recognition policy is set out in the following note.

Internal revenue and costs

Most of our internal trading relates to Openreach and arises on rentals, and any associated connection or migration charges, of the UK access lines and other network products to the customer-facing units, including the use of BT Ireland’s network. This occurs both directly, and also indirectly, through Technology which is included within the ‘Other’ segment. Enterprise internal revenue arises from Consumer for mobile Ethernet access and Technology for transmission planning services. Internal revenue arising in Consumer relates primarily to employee broadband and wi-fi services. Intra-group revenue generated from the sale of regulated products and services is based on market price. Intra-group revenue from the sale of other products and services is agreed between the relevant customer-facing units and therefore the profitability of customer-facing units may be impacted by transfer pricing levels.

Geographic segmentation

The UK is our country of domicile and we generate the majority of our revenue from external customers in the UK. The geographic analysis of revenue is based on the country of origin in which the customer is invoiced. The geographic analysis of non-current assets, which exclude derivative financial instruments, investments and deferred tax assets, is based on the location of the assets.

74 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

5. Segment information continued

Segment revenue and profit

As explained in note 2, our reportable segments changed during the year as a result of a reduction in the number of our customer-facing units. The BT Consumer and EE segments disclosed in last year’s accounts have been combined into a single reportable segment named ‘Consumer’, and the Business and Public Sector and Wholesale and Ventures segments now form a single reportable segment, ‘Enterprise’. We also transferred our Northern Ireland Networks business from Enterprise to Openreach and reclassified certain internal revenues generated by our Ventures businesses as segmental revenue rather than as an internal recovery of cost. The prior year comparatives presented in this note have been restated to reflect these changes.

Year ended 31 March 2019 (IFRS 15)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Segment revenue	10,695	6,292	4,735	5,075	3	26,800
Internal revenue	(107)	(359)	–	(2,875)	–	(3,341)

Revenue from external customers[a]	10,588	5,933	4,735	2,200	3	23,459

Adjusted EBITDA[b]	2,534	1,990	505	2,423	(57)	7,395
Depreciation and amortisation[a]	(1,024)	(634)	(370)	(1,468)	(50)	(3,546)

Operating profit (loss)[a]	1,510	1,356	135	955	(107)	3,849

Specific items (note 10)						(425)
Operating profit						3,424
Net finance expense[c]						(527)
Share of post tax profit (loss) of associates and joint ventures						1

Profit before tax						2,898

Year ended 31 March 2018 (restated) (IAS 18)	Consumer £m	Enterprise[d] £m	Global Services £m	Openreach[d] £m	Other £m	Total £m
Segment revenue	10,360	6,647	5,013	5,278	8	27,306
Internal revenue	(103)	(441)	–	(3,016)	–	(3,560)

Revenue from external customers[a]	10,257	6,206	5,013	2,262	8	23,746

Adjusted EBITDA[b]	2,376	2,077	434	2,615	6	7,508
Depreciation and amortisation[a]	(992)	(635)	(424)	(1,401)	(62)	(3,514)

Operating profit (loss)[a]	1,384	1,442	10	1,214	(56)	3,994

Specific items (note 10)						(610)
Operating profit						3,384
Net finance expense[c]						(579)
Share of post tax profit (loss) of associates and joint ventures						(1)

Profit before tax						2,804

Year ended 31 March 2017 (restated) (IAS 18)	Consumer £m	Enterprise[d] £m	Global Services £m	Openreach[d] £m	Other £m	Total £m
Segment revenue	10,024	6,975	5,479	5,250	10	27,738
Internal revenue	(100)	(480)	–	(3,076)	–	(3,656)

Revenue from external customers[a]	9,924	6,495	5,479	2,174	10	24,082

Adjusted EBITDA[b]	2,168	2,261	495	2,734	(10)	7,648
Depreciation and amortisation[a]	(989)	(613)	(439)	(1,414)	(55)	(3,510)

Operating profit (loss)[a]	1,179	1,648	56	1,320	(65)	4,138

Specific items (note 10)						(968)
Operating profit						3,170
Net finance expense[c]						(610)
Share of post tax profit (loss) of associates and joint ventures						(9)

Profit before tax						2,551

[a]	Before specific items.
[b]	Adjusted EBITDA is defined in the Additional information section on page 156.
[c]	Net finance expense includes specific item expense of £139m (2017/18: £218m, 2016/17: £210m). See note 10.
[d]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach which resulted in an increase in segment revenue, Adjusted EBITDA and Operating profit in Openreach of £155m, £95m, and £54m and a decrease in segment revenue, Adjusted EBITDA and Operating profit in Enterprise of £117m, £95m, and £54m for the year ended 31 March 2018 and an increase in segment revenue, Adjusted EBITDA and Operating profit in Openreach of £152m, £101m, and £56m and a decrease in segment revenue, Adjusted EBITDA and Operating profit in Enterprise of £112m, £101m, and £56m for the year ended 31 March 2017. Additionally, within the Enterprise segment, we reclassified £224m and £242m of internal revenue generated by our Ventures businesses as segmental revenue rather than as an internal recovery of cost for the years ended 31 March 2018 and 2017, respectively.

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5. Segment information continued

Internal revenue and costs

	Internal cost recorded by
Year ended 31 March 2019	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	69	20	–	18	107
Enterprise	63	–	51	177	68	359
Global Services	–	–	–	–	–	–
Openreach	920	401	112	–	1,442	2,875

Total	983	470	183	177	1,528	3,341

	Internal cost recorded by
Year ended 31 March 2018	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	65	20	–	18	103
Enterprise[a]	130	–	51	173	87	441
Global Services	–	–	–	–	–	–
Openreach[a]	896	480	125	–	1,515	3,016

Total	1,026	545	196	173	1,620	3,560

	Internal cost recorded by
Year ended 31 March 2017	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Internal revenue recorded by
Consumer	–	62	20	–	18	100
Enterprise[a]	148	–	71	165	96	480
Global Services	–	–	–	–	–	–
Openreach[a]	910	536	158	–	1,472	3,076

Total	1,058	598	249	165	1,586	3,656

[a]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach and we reclassified certain internal revenues generated by our Ventures businesses as segmental revenue rather than an internal recovery of cost. This increases internal revenue recorded by Enterprise by £224m in the year ended 31 March 2018 and £242m in the year ended 31 March 2017. Internal revenue for Openreach has increased by £38m in the year ended 31 March 2018 and £40m in the year ended 31 March 2017.

Capital expenditure

Year ended 31 March 2019	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	276	180	93	82	49	680
Property, plant and equipment[b]	718	321	152	1,999	93	3,283

Capital expenditure	994	501	245	2,081	142	3,963

Acquisition of spectrum[a]	–	–	–	–	304	304

Capital expenditure including spectrum	994	501	245	2,081	446	4,267

Year ended 31 March 2018 (restated)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	236	180	92	70	64	642
Property, plant and equipment[b,c]	683	312	186	1,629	70	2,880

Capital expenditure	919	492	278	1,699	134	3,522

Year ended 31 March 2017 (restated)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
Intangible assets[a]	225	141	126	74	55	621
Property, plant and equipment[b,c]	628	313	235	1,546	111	2,833

Capital expenditure	853	454	361	1,620	166	3,454

[a]	Additions to intangible assets as presented in note 13.
[b]	Additions to property, plant and equipment as presented in note 14, inclusive of movement on engineering stores.
[c]

On 1 October 2018 we transferred our Northern Ireland Networks business from Enterprise to Openreach. This decreased property, plant and equipment in Enterprise and increased property, plant and equipment in Openreach by £41m and £47m in the years ended 31 March 2018 and 31 March 2017 respectively.

76 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

5. Segment information continued

Geographic segmentation

Revenue from external customers

Year ended 31 March	2019 £m	2018 £m	2017 £m
UK	19,683	19,687	19,421
Europe, Middle East and Africa, excluding the UK	2,280	2,489	2,841
Americas	936	996	1,148
Asia Pacific	560	574	672

Revenue[a]	23,459	23,746	24,082

[a]	Before specific items.

Non-current assets

At 31 March	2019 £m	2018 £m	2017 £m
UK	30,057	28,843	28,818
Europe, Middle East and Africa, excluding the UK	2,217	2,527	2,535
Americas	336	331	424
Asia Pacific	110	109	149

Non-current assets[a]	32,720	31,810	31,926

[a]	Comprising the following balances presented in the group balance sheet: intangible assets; property, plant and equipment; investments in associates and joint ventures; and trade and other receivables.

6. Revenue

We adopted IFRS 15 on 1 April 2018. The impact of initial application of the standard is described in notes 1 and 2.

Significant accounting policies that apply to revenue

On inception of the contract we identify a “performance obligation” for each of the distinct goods or services we have promised to provide to the customer. The consideration specified in the contract with the customer is allocated to each performance obligation identified based on their relative standalone selling prices, and is recognised as revenue as they are satisfied.

The table below summarises the performance obligations we have identified for our major service lines and provides information on the timing of when they are satisfied and the related revenue recognition policy. Also detailed in this note is revenue expected to be recognised in future periods for contracts in place at 31 March 2019 that contain unsatisfied performance obligations.

Service line	Performance obligations	Revenue recognition policy
ICT and managed networks	Provision of networked IT services, managed network services, and arrangements to design and build software solutions. Performance obligations are identified for each distinct service or deliverable for which the customer has contracted, and are considered to be satisfied over the time period that we deliver these services or deliverables. Commitments to provide hardware to customers that are distinct from the other promises are considered to be satisfied at the point in time that control passes to the customer.	Revenue for services is recognised over time using a measure of progress that appropriately reflects the pattern by which the performance obligation is satisfied. For time and material contracts, revenue is recognised as the service is received by the customer. Where performance obligations exist for the provision of hardware, revenue is recognised at the point in time that the customer obtains control of the promised asset. For long-term fixed price contracts revenue recognition will typically be based on the achievement of contract milestones and customer acceptance.

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Service line	Performance obligations	Revenue recognition policy
Fixed access subscriptions	Provision of broadband, TV and fixed telephony services including local, national and international calls, connections, line rental, and calling features. Performance obligations exist for each ongoing service provided to the customer and are satisfied over the period that the services are provided. Installation services are recognised as distinct performance obligations if their relationship with the other services in the contract is purely functional. These are satisfied when the customer benefits from the service. Connection services are not distinct performance obligations and are therefore combined with the associated service performance obligation.	Fixed subscription charges are recognised as revenue on a straight line basis over the period that the services are provided. Upfront charges for non-distinct connection and installation services are deferred as contract liabilities and are recognised as revenue over the same period. Variable charges such as call charges are recognised when the related services are delivered. Where installation activities are distinct performance obligations, revenue is recognised at the point in time that the installation is completed.
Mobile subscriptions	Provision of mobile postpaid and prepaid services, including voice minutes, SMS, and data services. Performance obligations exist for each ongoing service provided to the customer and are satisfied over the period that the services are provided.	Subscription fees, consisting primarily of monthly charges for access to broadband and other internet access or voice and data services, are recognised as the service is provided. One-off services such as calls outside of plan and excess data usage are recognised when the service is used.
Equipment and other services	Provision of equipment and other services, including mobile phone handsets and hardware such as set top boxes and broadband routers provided as part of customer contracts. Performance obligations are satisfied at the point in time that control passes to the customer. For other services, performance obligations are identified based on the distinct goods and services we have committed to provide.	Revenue from equipment sales is recognised at the point in time that control passes to the customer. Where payment is not received in full at the time of the sale, such as with equipment provided as part of mobile and fixed access subscriptions, contract assets are recognised for the amount due from the customer that will be recovered over the contract period. Revenue to be recognised is calculated by reference to the relative standalone selling price of the equipment. For other services, revenue is recognised when the related performance obligations are satisfied, which could be over time or at a point in time depending on the nature of the service.

We recognise revenue based on the relative standalone selling price of each performance obligation. Determining the standalone selling price often requires judgement and may be derived from regulated prices, list prices, a cost-plus derived price, or the price of similar products when sold on a standalone basis by BT or a competitor. In some cases it may be appropriate to use the contract price when this represents a bespoke price that would be the same for a similar customer in a similar circumstance.

The fixed element of fixed access and mobile subscription arrangements sold by our Consumer business is typically payable in advance, with any variable or one-off charges billed in arrears. Payment is received immediately for direct sales of equipment to customers. Where equipment is provided to customers under mobile and fixed access subscription arrangements, payment for the equipment is received over the course of the contract term. For sales by our enterprise businesses, invoices are issued in line with contractual terms. Payments received in advance are recognised as contract liabilities, amounts billed in arrears are recognised as contract assets.

We do not have any material obligations in respect of returns, refunds or warranties. Where we act as an agent in a transaction, we recognise commission net of directly attributable costs. Where the actual and estimated costs to completion of the contract exceed the estimated revenue, a loss is recognised immediately.

We exercise judgement in assessing whether the initial set-up, transition and transformation phases of long-term contracts are distinct from the other services to be delivered under the contract and therefore represent distinct performance obligations. This determines whether revenue is recognised in the early stages of the contract, or deferred until delivery of the other services promised in the contract begins.

We recognise immediately the entire estimated loss for a contract when we have evidence that the contract is unprofitable. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. We perform ongoing profitability reviews of our contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.

•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.

•	The status of commercial relations with customers and the implications for future revenue and cost projections.

•	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

78 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

6. Revenue continued

Disaggregation of revenue from contracts with customers

The following table disaggregates revenue from contracts with customers by our major service lines and by reportable segment. The prior year comparatives have been presented consistent with the presentation in last year’s Annual Report under IAS 18.

Year ended 31 March 2019 (IFRS 15)	Consumer £m	Enterprise £m	Global Services £m	Openreach £m	Other £m	Total £m
ICT and managed networks	–	2,236	2,613	–	–	4,849
Fixed access subscriptions	4,564	2,181	362	2,135	–	9,242
Mobile subscriptions	3,866	1,277	130	–	–	5,273
Equipment and other services	2,158	239	1,630	65	3	4,095

Revenue	10,588	5,933	4,735	2,200	3	23,459

Specific items (note 10)						(31)

Revenue						23,428

Year ended 31 March (IAS 18)	2018 £m	2017 £m
ICT and managed networks	5,530	5,927
Broadband and TV	4,655	4,477
Mobile	6,451	6,358
Calls, lines and connections	5,126	5,069
Transit	265	404
Other products and services	1,719	1,847

Revenue before specific items	23,746	24,082

Specific items (note 10)	(23)	(20)
Revenue	23,723	24,062

Revenue expected to be recognised in future periods for performance obligations that are not complete (or are partially complete) as at 31 March 2019 is £14,296m. Of this, £9,425m relates to ICT and managed services contracts and equipment and other services which will substantially be recognised as revenue within five years. Fixed access and mobile subscription services typically have shorter contract periods and so £4,871m will substantially be recognised as revenue within two years. Revenue recognised this year relating to performance obligations that were satisfied, or partially satisfied, in previous years was not material.

Contract assets and liabilities

Significant accounting policies that apply to contract assets and liabilities

We recognise contract assets for goods and services for which control has transferred to the customer before consideration is due. These assets mainly relate to mobile handsets provided upfront but paid for over the course of a contract. Contract assets are reclassified as receivables when the right to payment becomes unconditional and we have billed the customer.

Contract liabilities are recognised when we have received advance payment for goods and services that we have not transferred to the customer. These primarily relate to fees received for connection and installation services that are not distinct performance obligations.

Where the initial set-up, transition or transformation phase of a long-term contract is considered to be a distinct performance obligation we recognise a contract asset for any work performed but not billed. Conversely a contract liability is recognised where these activities are not distinct performance obligations and we receive upfront consideration. In this case eligible costs associated with delivering these services are capitalised as fulfilment costs, see note 16.

We provide for expected lifetime losses on contract assets following the policy set out in note 16.

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6. Revenue continued

Contract assets and liabilities recognised at 31 March 2019 are as follows:

	31 March 2019 £m	1 April 2018 £m
Contract assets
Current	1,353	1,417
Non-current	249	198

	1,602	1,615

Contract liabilities
Current	1,225	1,406
Non-current	200	87

	1,425	1,493

£1,216m of the contract liability recognised at 1 April 2018 was recognised as revenue during the year. Impairment losses of £36m were recognised on contract assets during the year. Other than business-as-usual movements there were no significant changes in contract asset and liability balances during the year.

7. Operating costs

Year ended 31 March	Notes	2019 £m	2018 £m	2017 £m
Operating costs by nature
Staff costs:
Wages and salaries		4,258	4,223	4,128
Social security costs		440	461	477
Other pension costs	19	611	624	521
Share-based payment expense	20	67	84	57

Total staff costs		5,376	5,392	5,183
Own work capitalised		(834)	(798)	(813)

Net staff costs		4,542	4,594	4,370
Net indirect labour costs[a]		267	315	399

Net labour costs		4,809	4,909	4,769
Product costs and sales commission[b]		4,464	4,429	4,588
Payments to telecommunications operators		2,059	2,306	2,653
Property and energy costs		1,325	1,285	1,202
Network operating and IT costs		1,026	963	983
TV programme rights charges		841	763	714
Provision and installation[b]		624	657	669
Marketing and sales[b]		322	317	365
Other operating costs[b]		832	831	676
Other operating income		(238)	(222)	(185)
Depreciation of property, plant and equipment
Owned assets	14	2,390	2,381	2,382
Held under finance leases	14	2	10	10
Amortisation of intangible assets[c]	13	1,154	1,123	1,118

Total operating costs before specific items		19,610	19,752	19,944

Specific items	10	394	587	948

Total operating costs		20,004	20,339	20,892

Operating costs before specific items include the following:
Leaver costs[d]		17	50	86
Research and development expenditure[e]		643	632	638
Operating lease charges		801	732	692
Foreign currency gains		(11)	–	(12)
Inventories recognised as an expense		2,388	2,588	2,680
Government grants		(3)	(3)	(5)

[a]	Net of capitalised indirect labour costs of £672m (2017/18: £612m, 2016/17: £463m).
[b]

Included within ‘other operating costs’ in prior years were costs relating to product costs and commissions; provision and installation; and marketing and sales. These are now presented separately. The ‘other operating costs’ comparative for 2017/18 and 2016/17 has been re-presented for consistency.

[c]	Excludes £nil (2017/18: £nil, 2016/17: £62m) of amortisation presented as specific items which relate to a write-off of software costs as a result of the integration of EE.
[d]

Leaver costs are included within wages and salaries, except for leaver costs of £257m (2017/18: £168m, 2016/17: £37m) associated with restructuring and EE integration costs, which have been recorded as specific items.

[e]

Research and development expenditure reported in the income statement, includes amortisation of £581m (2017/18: £573m, 2016/17: £577m) in respect of internally developed computer software and operating expenses of £62m (2017/18: £59m, 2016/17: £61m). In addition, the group capitalised software development costs of £472m (2017/18: £450m, 2016/17: £457m).

80 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

7. Operating costs continued

Who are our key management personnel and how are they compensated?

Key management personnel comprise executive and non-executive directors and members of the BT Group plc Executive Committee as well as the directors of the company. It is the BT Group plc Executive Committee which has responsibility for planning, directing and controlling the activities of the group.

Compensation of key management personnel is shown in the table below:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Short-term employee benefits	14.9	12.4	10.9
Post employment benefits	1.4	1.4	1.4
Share-based payments	5.2	6.6	5.8
Termination benefits	0.6	2.2	–

	22.1	22.6	18.1

Information concerning directors’ remuneration, pension entitlements and long-term incentive plans is shown in note 27.

8. Employees

	2019		2018		2017
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
UK	84.3	83.4	82.2	82.5	82.8	82.2
Non-UK	22.4	23.1	23.6	23.7	23.6	22.8

Total employees	106.7	106.5	105.8	106.2	106.4	105.0

As explained in note 2, we reduced the number of our customer-facing units during the year. BT Consumer and EE have been combined into ‘Consumer’, and Business and Public Sector and Wholesale and Ventures have been combined into ‘Enterprise’. We also transferred c700 employees in our Northern Ireland Networks business from Enterprise to Openreach. The prior year comparatives presented in the table below have been restated to reflect these changes.

	2019		2018		2017
Number of employees in the group[a]	Year end 000	Average 000	Year end 000	Average 000	Year end 000	Average 000
Consumer	19.7	19.0	18.2	18.0	17.9	16.8
Enterprise[b]	13.4	13.8	13.2	13.5	13.4	13.2
Global Services	16.6	16.8	16.9	17.3	17.5	17.4
Openreach[b]	33.2	31.9	31.2	31.1	30.9	31.6
Other	23.8	25.0	26.3	26.3	26.7	26.0

Total employees	106.7	106.5	105.8	106.2	106.4	105.0

[a]	These reflect the full-time equivalent of full and part-time employees.
[b]	The 2018 and 2017 comparatives have been restated to reflect the change in segments and the transfer of Nothern Ireland Networks as described above.

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9. Audit, audit related and other non-audit services

The following fees were paid or are payable to the company’s auditors, KPMG LLP and other firms in the KPMG network, for the year ended 31 March 2019. Figures in the table below for the years ended 31 March 2017 and 2018 are in respect of fees paid to the company’s previous auditors, PricewaterhouseCoopers LLP.

Year ended 31 March	2019 £000	2018 £000	2017 £000
Fees payable to the company’s auditors and its associates for:
Audit services[a,b]
The audit of the parent company and the consolidated financial statements	8,118	5,372	4,271
The audit of the company’s subsidiaries	6,049	5,866	5,664

	14,167	11,238	9,935

Audit related assurance services[c]	2,236	1,631	1,865

Other non-audit services
Taxation compliance services[d]	–	–	366
Taxation advisory services[e]	–	–	111
All other assurance services[f]	748	211	200
All other services[g]	210	592	2,332

	958	803	3,009

Total services	17,361	13,672	14,809

[a]

Services in relation to the audit of the parent company and the consolidated financial statements, including fees for reports under section 404 of the Sarbanes-Oxley Act. This also includes fees payable for the statutory audits of the financial statements of subsidiary companies. This excludes amounts for the audit of BT Group Employee Share Ownership Trust and Ilford Trustees (Jersey) Limited amounting to £32,000.

[b]

During the year a further £446,000 of fees were payable to PricewaterhouseCoopers LLP in relation to the audit of 2017/18 subsidiary accounts and the audit of our restated IAS 19 accounting valuation of retirement benefit obligations, which have not been included in the 2019 balances in the above table.

[c]

Services in relation to other statutory filings or engagements that are required by law or regulation to be carried out by an appointed auditor. This includes fees for the review of interim results, the accrued fee for the audit of the group’s regulatory financial statements and reporting associated with the group’s US debt shelf registration.

[d]	Services relating to tax returns, tax audits, monitoring and enquiries.
[e]	Fees payable for all taxation advisory services not falling within taxation compliance.
[f]

All other assurance services include fees payable to KPMG LLP for agreed upon procedures performed on the estimated impact of the new IFRS 15 revenue accounting standard, which took effect from 1 April 2018 for the 2017/18 audit.

[g]	Fees payable for all non-audit services not covered above, principally comprising other advisory services.

The BT Pension Scheme is an associated pension fund as defined in the Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) (Amendment) Regulations 2011. In the year ended 31 March 2019 KPMG LLP received total fees from the BT Pension Scheme of £1.1m (PricewaterhouseCoopers LLP: 2017/18: £2.1m, 2016/17: £2.1m) in respect of the following services:

Year ended 31 March	2019 £000	2018 £000	2017 £000
Audit of financial statements of associates	1,005	345	251
Audit-related assurance services	53	–	–
Taxation compliance services	–	153	210
Taxation advisory services	–	1,074	493
Other non-audit services	62	565	1,168

Total services	1,120	2,137	2,122

10. Specific items

Significant accounting policies that apply to specific items

We separately identify and disclose those items that in management’s judgement need to be disclosed by virtue of their size, nature or incidence (termed ‘specific items’). Specific items are used to derive the adjusted results as presented in the consolidated income statement presented on page 61. Adjusted results are consistent with the way that financial performance is measured by management and assists in providing an additional analysis of the reporting trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.

In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors. Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, retrospective regulatory matters, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that items meet the criteria, which are applied consistently from year to year, they are treated as specific items.

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Notes to the consolidated financial statements continued

10. Specific items continued

Year ended 31 March	2019 £m	2018 £m	2017 £m

Revenue
Italian business investigation	–	–	22
Retrospective regulatory matters	31	23	(2)

	31	23	20

Operating costs
EE acquisition warranty claims	–	225	–
Restructuring charges	386	241	–
EE integration costs	–	46	215
Property rationalisation costs	36	28	–
Pension equalisation costs	26	–	–
Retrospective regulatory matters	(4)	26	481
Italian business investigation	(55)	22	238
Out of period irrecoverable VAT	–	–	30
Profit (loss) on disposal of businesses	5	(1)	(16)

	394	587	948

Operating loss	425	610	968

Net finance expense
Interest expense on retirement benefit obligation	139	218	209
Interest on out of period irrecoverable VAT	–	–	1

	139	218	210

Net specific items charge before tax	564	828	1,178

Taxation
Tax credit on specific items above	(112)	(87)	(154)
Tax credit on re-measurement of deferred tax	–	–	(63)

	(112)	(87)	(217)

Net specific items charge after tax	452	741	961

Restructuring charges

During the year we incurred charges of £386m (2017/18: £241m, 2016/17: £nil), primarily relating to leaver costs. These costs reflect projects within our group-wide cost transformation programme and include costs related to the remaining integration of EE and £23m costs to close the BT Pension Scheme and provide transition payments to affected employees.

EE integration costs

EE integration costs incurred in prior years (2017/18: £46m, 2016/17: £215m) relate to EE related restructuring and leaver costs. In 2016/17, this also included a £62m amortisation charge relating to the write-off of IT assets as we integrated the EE and BT IT infrastructure. In the current year remaining EE integration activities have been combined into the wider restructuring programme.

Retrospective regulatory matters

We have recognised a net charge of £27m (2017/18: £49m, 2016/17: £479m) in relation to regulatory matters in the year. This reflects the completion of the majority of compensation payments to other communications providers in relation to Ofcom’s March 2017 findings of its investigation into our historical practices on Deemed Consent by Openreach, and new matters arising. Of this, £31m is recognised in revenue offset by £4m in operating costs.

Pension equalisation costs

During the year we recognised a charge of £26m (2017/18: £nil, 2016/17: £nil) in relation to the high court requirement to equalise pension benefits between men and women due to guaranteed minimum pension (GMP).

Property rationalisation costs

We have recognised a charge of £36m (2017/18: £28m, 2016/17: £nil) relating to the rationalisation of the group’s property portfolio and a reassessment of lease-end obligations.

Italian business investigation

During the year we have released £(55)m provisions relating to settlement of various matters in our Italian business (2017/18: a charge of £22m, 2016/17: a charge of £238m).

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10. Specific items continued

Interest expense on retirement benefit obligation

During the year we incurred £139m (2017/18: £218m, 2016/17: 209m) of interest costs in relation to our defined benefit pension obligations. See note 19 for more details.

Tax on specific items

A tax credit of £112m (2017/18: £87m, 2016/17: 154m) was recognised in relation to specific items.

EE acquisition warranty claims

In the prior year we reached settlements with Deutsche Telekom and Orange in respect of any warranty claims under the 2015 EE acquisition agreement, arising from the issues previously announced regarding our operations in Italy. This represents a full and final settlement of these issues and resulted in a specific item charge of £225m.

11. Taxation

Significant accounting policies that apply to taxation

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the group’s subsidiaries, associates and joint ventures operate and generate taxable income. We periodically evaluate positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and establish provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of our assets and liabilities and their tax base. Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, within the same jurisdiction, in the foreseeable future against which the deductible temporary difference can be utilised. Deferred tax balances for which there is a right of offset within the same jurisdiction are presented net on the face of the group balance sheet as permitted by IAS 12, with the exception of deferred tax related to our pension schemes which is disclosed within deferred tax assets.

Critical accounting judgements and key estimates made in accounting for taxation

We seek to pay tax in accordance with the laws of the countries where we do business. However, in some areas these laws are unclear, and it can take many years to agree an outcome with a tax authority or through litigation. We estimate our tax on country-by-country and issue-by-issue bases. Our key uncertainties are whether EE’s tax losses will be available to us, whether our intra-group trading model will be accepted by a particular tax authority and whether intra-group payments are subject to withholding taxes. We provide for the most likely outcome where an outflow is probable, but the agreed amount can differ materially from our estimates. Approximately 85% by value of the provisions are under active tax authority examination and are therefore likely to be re-estimated or resolved in the coming 12 months. £252m (2017/18: £240m) is included in current tax liabilities in relation to these uncertainties.

Under a downside case an additional amount of £556m could be required, of which £474m would relate to EE losses. This amount is not provided as we don’t consider this outcome to be probable.

Deciding whether to recognise deferred tax assets is judgemental. We only recognise them when we consider it is probable that they can be recovered. In making this judgement we consider evidence such as historical financial performance, future financial plans and trends, the duration of existing customer contracts and whether our intra-group pricing model has been agreed by the relevant tax authority.

The value of the group’s income tax assets and liabilities is disclosed on the group balance sheet on page 63. The value of the group’s deferred tax assets and liabilities is disclosed below.

84 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

11. Taxation continued

Analysis of our taxation expense for the year

Year ended 31 March	2019 £m	2018 £m	2017 £m
United Kingdom
Corporation tax at 19% (2017/18: 19%, 2016/17: 20%)	(478)	(614)	(594)
Adjustments in respect of earlier years	(9)	37	33
Non-UK taxation
Current	(74)	(66)	(109)
Adjustments in respect of earlier years	15	23	–

Total current tax expense	(546)	(620)	(670)

Deferred taxation
Origination and reversal of temporary differences	(20)	46	96
Adjustments in respect of earlier years	2	(57)	26
Impact of change in UK corporation tax rate to 17% (2017/18: 17%, 2016/17: 17%)	–	–	63
Remeasurement of temporary differences	13	11	–

Total deferred taxation expense (credit)	(5)	–	185

Total taxation expense	(551)	(620)	(485)

Factors affecting our taxation expense for the year

The taxation expense on the profit for the year differs from the amount computed by applying the UK corporation tax rate to the profit before taxation as a result of the following factors:

Year ended 31 March	2019 £m	2018 £m	2017 £m
Profit before taxation	2,898	2,804	2,551

Expected taxation expense at UK rate of 19% (2017/18: 19%, 2016/17: 20%)	(551)	(533)	(510)
Effects of:
(Higher) lower taxes on non-UK profits	(7)	(8)	(29)
Net permanent differences between tax and accounting[a]	(35)	(100)	(183)
Adjustments in respect of earlier years[b]	8	3	59
Prior year non-UK losses used against current year profits	21	16	120
Non-UK losses not recognised[c]	–	(9)	(8)
Other deferred tax assets not recognised	–	–	–
Lower taxes on profit on disposal of business	–	–	3
Re-measurement of deferred tax balances	13	11	63
Other non-recurring items	–	–	–

Total taxation expense	(551)	(620)	(485)
Exclude specific items (note 10)	(112)	(87)	(217)

Total taxation expense before specific items	(663)	(707)	(702)

[a]

Includes income that is not taxable or UK income taxable at a different rate, and expenses for which no tax relief is received. Examples include some types of depreciation and amortisation and the benefit of R&D tax incentives.

[b]	Reflects the differences between initial accounting estimates and tax returns submitted to tax authorities, including the release and establishment of provisions for uncertain tax positions.
[c]	Reflects losses made in countries where it has not been considered appropriate to recognise a deferred tax asset, as future taxable profits are not probable.

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11. Taxation continued

Tax components of other comprehensive income

Year ended 31 March	2019 Tax credit (expense) £m	2018 Tax credit (expense) (Restated) £m	2017 Tax credit (expense) £m
Tax on items that will not be reclassified to the income statement
Pension remeasurements[a]	384	(263)	416
Tax on items that have been or may be reclassified subsequently to the income statement
Exchange differences on translation of foreign operations	(4)	(9)	21
Fair value movements on cash flow hedges
– net fair value gains or losses	(37)	57	(131)
– recognised in income and expense	–	(47)	139

	343	(262)	445

Current tax credit[b]	395	203	122
Deferred tax (expense) credit	(52)	(465)	323

	343	(262)	445

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2.
[b]	Includes £391m (2017/18: £212m, 2016/17: £110m) relating to cash contributions made to reduce retirement benefit obligations.

Tax (expense) credit recognised directly in equity

Year ended 31 March	2019 £m	2018 £m	2017 £m
Tax (expense) credit relating to share-based payments	–	(2)	(6)

Deferred taxation

	Fixed asset temporary differences £m	Retirement benefit obligations[b] £m	Share- based payments £m	Tax losses £m	Other £m	Jurisdictional offset £m	Total (Restated) £m
At 1 April 2017	1,432	(1,537)	(17)	(270)	(85)	–	(477)
Expense (credit) recognised in the income statement	11	(104)	4	89	–	–	–
Expense (credit) recognised in other comprehensive income (restated)[a]	–	475	–	–	(10)	–	465
Expense (credit) recognised in equity	–	–	6	–	–	–	6
Exchange differences	–	–	–	(2)	5	–	3
Transfer to current tax	17	–	–	–	–	–	17

At 31 March 2018	1,460	(1,166)	(7)	(183)	(90)	–	14

Non-current
Deferred tax asset	(41)	(1,166)	(7)	(183)	(90)	161	(1,326)
Deferred tax liability	1,501	–	–	–	–	(161)	1,340

At 1 April 2018	1,460	(1,166)	(7)	(183)	(90)	–	14

Expense (credit) recognised in the income statement	(60)	(59)	1	114	(1)	–	(5)
Expense (credit) recognised in other comprehensive income	–	15	–	–	37	–	52
Expense (credit) recognised in equity	–	–	(1)	–	–	–	(1)
Exchange differences	–	–	1	(1)	–	–	–

At 31 March 2019	1,400	(1,210)	(6)	(70)	(54)	–	60

Non-current
Deferred tax asset	(27)	(1,210)	(6)	(70)	(54)	20	(1,347)
Deferred tax liability	1,427	–	–	–	–	(20)	1,407

At 31 March 2019	1,400	(1,210)	(6)	(70)	(54)	–	60

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 2.
[b]	Includes a deferred tax asset of £2m (2017/18: £2m) arising on contributions payable to defined contribution pension plans.

The majority of the deferred tax assets and liabilities noted above are anticipated to be realised after more than 12 months.

What factors affect our future tax charges?

The rate of UK corporation tax will change from 19% to 17% on 1 April 2020. As deferred tax assets and liabilities are measured at the rates that are expected to apply in the periods of the reversal, deferred tax balances at 31 March 2019 have been calculated at the rate at which the relevant balance is expected to be recovered or settled.

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Notes to the consolidated financial statements continued

11. Taxation continued

What are our unrecognised tax losses and other temporary differences?

At 31 March 2019 we had operating losses and other temporary differences carried forward in respect of which no deferred tax assets were recognised amounting to £4.2bn (2017/18: £4.1bn). Our other temporary differences have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arose. A summary of expiry dates for losses in respect of which restrictions apply is set out below:

At 31 March 2019	£m	Expiry

Restricted losses
Europe	16	2019–2038
Americas	205	2019–2038
Other	3	2019–2038

Total restricted losses	224

Unrestricted operating losses	3,905	No expiry

Other temporary differences	108	No expiry

Total	4,237

At 31 March 2019 we had UK capital losses carried forward in respect of which no deferred tax assets were recognised amounting to £16.9bn (2017/18: £16.9bn). These losses have no expiry date, but we consider the future utilisation of these losses to be remote.

At 31 March 2019 the undistributed earnings of non-UK subsidiaries were £2.5bn (2017/18: £2.4bn). No deferred tax liabilities have been recognised in respect of these unremitted earnings because the group is in a position to control the timing of any dividends from subsidiaries and hence any tax consequences that may arise. Under current tax rules, tax of £18.2m (2016/17: £23.0m) would arise if these earnings were to be repatriated to the UK. On 29 March 2017, the UK Government notified the EU of its intention to withdraw membership from the EU. Depending on the outcome of negotiations we could cease to benefit from the EU Parent Subsidiary directive on dividends paid by our EU subsidiaries. In this event, additional tax of up to £27.5m could arise if the undistributed earnings of EU subsidiaries of £970m were to be repatriated to the UK.

12. Dividends

What dividends have been paid and proposed for the year?

A dividend of £2,500m was paid to the parent company, BT Group Investments Limited, during 2018/19 (2017/18: £nil, 2016/17: £2,350m).

Subsequent to 31 March 2019, the directors have declared a final dividend of £1,575m payable in 2019/20 (2017/18: £2,500m, 2016/17: £nil).

13. Intangible assets

Significant accounting policies that apply to intangible assets

We recognise identifiable intangible assets where we control the asset, it is probable that future economic benefits attributable to the asset will flow to the group, and we can reliably measure the cost of the asset. We amortise all intangible assets, other than goodwill, over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the identifiable net assets (including intangible assets) of the acquired business. Our goodwill impairment policy is set out later in this note.

Acquired intangible assets – customer relationships and brands

Intangible assets such as customer relationships or brands acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. Assumptions are used in estimating the fair values of these relationships or brands and include management’s estimates of revenue and profits to be generated by them.

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13. Intangible assets continued

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period or where our usage can extend beyond the initial licence period, over the period we expect to benefit from the use of the licences, which is typically 20 years. Licences acquired through business combinations are recorded at fair value at the date of acquisition and subsequently carried at amortised cost. The fair value is based on management’s assumption of future cash flows using market expectations at acquisition date.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost. We only capitalise costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

Our development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to our customers.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

– Computer software	2 to 10 years
– Telecommunications licences	2 to 20 years
– Customer relationships and brands	1 to 15 years

Impairment of intangible assets

Intangible assets with finite useful lives are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less costs to dispose.

Goodwill is reviewed for impairment at least annually as described below. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

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Notes to the consolidated financial statements continued

13. Intangible assets continued

	Goodwill £m	Customer relationships and brands £m	Telecoms licences and other £m	Internally developed software £m	Purchased software £m	Total £m

Cost
At 1 April 2017	8,042	3,422	2,945	4,363	1,853	20,625
Additions	–	–	–	517	125	642
Acquisitions	14	–	3	–	–	17
Disposals and adjustments[a]	(3)	–	(3)	(55)	(413)	(474)
Exchange differences	(100)	(12)	6	(3)	9	(100)

At 31 March 2018	7,953	3,410	2,951	4,822	1,574	20,710
Additions	–	–	304	520	160	984
Disposals and adjustments[a]	(2)	–	(3)	(945)	(141)	(1,091)
Transfers	–	–	4	120	(80)	44
Exchange differences	63	7	(4)	1	(8)	59

At 31 March 2019	8,014	3,417	3,252	4,518	1,505	20,706

Accumulated amortisation
At 1 April 2017	–	813	280	3,193	1,302	5,588
Charge for the year	–	379	141	525	78	1,123
Disposals and adjustments[a]	–	–	(3)	(36)	(426)	(465)
Exchange differences	–	(1)	3	(2)	9	9

At 31 March 2018	–	1,191	421	3,680	963	6,255
Charge for the year	–	377	142	525	110	1,154
Disposals and adjustments[a]	–	–	(3)	(941)	(147)	(1,091)
Transfers	–	–	3	(43)	43	3
Exchange differences	–	3	(3)	–	(8)	(8)

At 31 March 2019	–	1,571	560	3,221	961	6,313

Carrying amount
At 31 March 2019	8,014	1,846	2,692	1,297	544	14,393

At 31 March 2018	7,953	2,219	2,530	1,142	611	14,455

[a]

Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £1.0bn (2017/18: £0.4bn).

Impairment of goodwill

Significant accounting policies that apply to impairment of goodwill

We perform an annual goodwill impairment review.

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. These CGUs represent the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. Our CGUs are deemed to be legacy BT Consumer, legacy EE, Enterprise, and Global Services.

We allocate goodwill to each of the Cash Generating Units (CGUs) that we expect to benefit from the business combination. Each CGU to which goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes.

The value in use of each CGU is determined using cash flow projections derived from financial plans approved by the Board covering a five-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows beyond the fifth year have been extrapolated using perpetuity growth rates.

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13. Intangible assets continued

Critical accounting estimates and key judgements made in reviewing goodwill for impairment

Determining our CGUs

The determination of our CGUs is judgemental. The identification of CGUs involves an assessment of whether the asset or group of assets generate largely independent cash inflows. This involves consideration of how our core assets are operated and whether these generate independent revenue streams. During the year we reviewed our CGUs and have brought together Business and Public Sector and Wholesale and Ventures into ‘Enterprise’, aligning our CGUs to our customer-facing units. The legacy BT Consumer and EE CGUs remain as two separate CGUs due to their having independent cash flows.

Estimating value in use

Our value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for each CGU. Future cash flows used in the value in use calculations are based on our latest BT Group plc Board-approved five-year financial plans. Expectations about future growth reflect the expectations of growth in the markets to which the CGU relates. The future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money. The discount rate used in each CGU is adjusted for the risk specific to the asset, including the countries in which cash flow will be generated, for which the future cash flow estimates have not been adjusted.

We tested our goodwill for impairment as at 31 December 2018. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment and sensitivities are disclosed below.

Cost	Legacy BT Consumer £m	Legacy EE £m	Enterprise £m	Business and Public Sector	Wholesale and Ventures	Global Services £m	Total £m
At 1 April 2017	1,183	2,768	–	2,570	942	579	8,042
Exchange differences	–	–	–	(8)	–	(92)	(100)
Acquisitions and disposals	–	–	–	–	–	11	11

At 31 March 2018	1,183	2,768	–	2,562	942	498	7,953
Transfer	–	–	3,504	(2,562)	(942)	–	–
Exchange differences	–	–	5	–	–	58	63
Acquisitions and disposals	–	–	–	–	–	(2)	(2)

At 31 March 2019	1,183	2,768	3,509	–	–	554	8,014

What discount rate have we used?

The pre-tax discount rates applied to the cash flow forecasts are derived from our post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The pre-tax discount rate used in performing the value in use calculation in 2018/19 was 8.2% (2017/18: 8.4%). We’ve used the same discount rate for all CGUs except Global Services where we have used 8.7% (2017/18: 8.8%) reflecting higher risk in some of the countries in which Global Services operates.

What growth rates have we used?

The perpetuity growth rates are determined based on the forecast market growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that market. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the expected long-term average growth rates for those markets or sectors. The perpetuity growth rate for Global Services was 2.4% (2017/18: 2.3%) and 2.0% (2017/18: 2.0%) for Enterprise and our legacy BT Consumer and EE CGUs.

What sensitivities have we applied?

There is significant headroom in our Enterprise and legacy BT Consumer and EE CGUs. No reasonably possible changes in the key assumptions in isolation would cause the carrying amount of the CGUs to exceed the recoverable amount. For Global Services, the value in use exceeds the carrying value of the CGU by approximately £1,190m (2017/18: £768m). Any of the following changes in assumptions in isolation would cause the recoverable amount for the CGU to equal its carrying amount:

•	reduction in the perpetuity growth rate from the 2.4% assumption applied to a revised assumption of a decline of 4.0%.

•	an increase in the discount rate from the 8.7% assumption applied to a revised assumption of 13.5%.

•	shortfalls in trading performance against forecast resulting in operating cash flows decreasing by 42% each year and in perpetuity.

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Notes to the consolidated financial statements continued

14. Property, plant and equipment

Significant accounting policies that apply to property, plant and equipment

Our property, plant and equipment is included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as our existing assets. We derecognise items of property, plant and equipment on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

We depreciate property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

Estimated useful economic lives

The estimated useful lives assigned to principal categories of assets are as follows:

Land and buildings
– Freehold buildings	14 to 50 years
– Short-term leasehold improvements	Shorter of 10 years or lease term
– Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure
Transmission equipment
– Duct	40 years
– Cable	3 to 25 years
– Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
– Motor vehicles	2 to 9 years
– Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Network share assets

Certain assets have been contributed to a network share arrangement by both EE and Hutchison 3G UK Limited, with legal title remaining with the contributor. This is considered to be a reciprocal arrangement. Our share of the assets on acquisition of EE were recognised at fair value within tangible assets, and depreciated in line with policy. Subsequent additions are recorded at cost.

Impairment of property, plant and equipment

We test property, plant and equipment for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, we assess the recoverable amount by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant asset and the fair value less costs to dispose. If it is not possible to determine the recoverable amount for the individual asset then we assess impairment by reference to the relevant cash generating unit as described in note 13.

Key judgements made in accounting for our BDUK contracts

We receive government grants in relation to the Broadband Delivery UK (BDUK) programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have an obligation to either re-invest or repay grant funding. Where this is the case, we assess and defer the income with a corresponding increase in capital expenditure.

Assessing the timing of whether and when we change the estimated take-up assumption is judgemental as it involves considering information which is not always observable. Our consideration on whether and when to change the base case assumption is dependent on our expectation of the long-term take-up trend.

Our assessment of how much grant income to defer includes consideration of the difference between the take-up percentage agreed with the local authority and the likelihood of actual take-up. The value of the government grants deferred is disclosed in note 17.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

14. Property, plant and equipment continued

	Land and buildings[a] £m	Network infrastructure[a] £m	Other[b] £m	Assets in course of construction £m	Total £m

Cost
At 31 March 2017	1,302	49,372	1,938	1,413	54,025
Additions[c]	12	193	92	2,597	2,894
Transfers	36	2,793	16	(2,845)	–
Disposals and adjustments[d]	(82)	(1,540)	(119)	(48)	(1,789)
Exchange differences	(6)	(35)	(13)	1	(53)

At 31 March 2018	1,262	50,783	1,914	1,118	55,077

Additions[c]	12	97	119	3,034	3,262
Transfers	13	2,988	18	(3,063)	(44)
Disposals and adjustments[d]	(178)	(1,943)	(333)	102	(2,352)
Exchange differences	(2)	(32)	4	–	(30)

At 31 March 2019	1,107	51,893	1,722	1,191	55,913

Accumulated depreciation
At 31 March 2017	817	35,214	1,554	–	37,585
Charge for the year	57	2,213	121	–	2,391
Disposals and adjustments[d]	(96)	(1,613)	(107)	–	(1,816)
Exchange differences	(5)	(24)	(10)	–	(39)

At 31 March 2018	773	35,790	1,558	–	38,121

Charge for the year	51	2,236	105	–	2,392
Transfers	1	(4)	–	–	(3)
Disposals and adjustments[d]	(104)	(1,940)	(296)	–	(2,340)
Exchange differences	(1)	(30)	4	–	(27)

At 31 March 2019	720	36,052	1,371	–	38,143

Carrying amount
At 31 March 2019	387	15,841	351	1,191	17,770
Engineering stores	–	–	–	65	65

Total at 31 March 2019	387	15,841	351	1,256	17,835

At 31 March 2018	489	14,993	356	1,118	16,956
Engineering stores	–	–	–	44	44

Total at 31 March 2018	489	14,993	356	1,162	17,000

[a]

The carrying amount of the group’s property, plant and equipment includes an amount of £34m (2017/18: £53m) in respect of assets held under finance leases, comprising land and buildings of £34m (2017/18: £42m) and network infrastructure of £nil (2017/18: £11m). The depreciation expense on those assets in 2018/19 was £2m (2017/18: £10m), comprising land and buildings of £2m (2017/18: £3m) and network infrastructure of £nil (2017/18: £7m).

[b]	Other mainly comprises motor vehicles, computers and fixtures and fittings.
[c]	Net of grant deferral of £63m (2017/18: £74m net grant funding).
[d]

Fully depreciated assets in the group’s fixed asset registers were reviewed during the year, as part of the group’s annual asset verification exercise, and certain assets that were no longer in use have been written off, reducing cost and accumulated depreciation by £1.9bn (2017/18: £1.3bn). Disposals and adjustments also reflect the reclassification of the BT Centre property to held for sale (£89m), and £124m of adjustments resulting from changes in assumptions used in calculating lease-end obligations where the corresponding asset is capitalised.

At 31 March	2019 £m	2018 £m
The carrying amount of land and buildings, including leasehold improvements, comprised:
Freehold	158	261
Leasehold	229	228

Total land and buildings	387	489

Network infrastructure

Some of our network assets are jointly controlled by EE Limited with Hutchison 3G UK Limited. These relate to shared 3G network and certain elements of network for 4G rural sites. The net book value of the group’s share of assets controlled by its joint operation MBNL is £584m (2017/18: £526m) and is recorded within network infrastructure. Included within this is £125m (2017/18: £132m), being the group’s share of assets owned by its joint operation MBNL.

Within network infrastructure are assets with a net book value of £9.0bn (2017/18: £8.3bn) which have useful economic lives of more than 18 years.

92 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

15. Programme rights

Significant accounting policies that apply to programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. They are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate, which is generally 12 months. Programme rights are tested for impairment in accordance with our impairment policy as set out in note 13.

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Rights for which the licence period has not started are disclosed as contractual commitments in note 29. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments (see note 16).

Programmes produced internally are charged to the income statement over the period of the related broadcast.

Total £m
At 1 April 2017	264
Additions	771
Amortisation	(763)
At 1 April 2018	272
Additions	879
Amortisation	(841)
At 31 March 2019	310

16. Trade and other receivables

Significant accounting policies that apply to trade and other receivables

We initially recognise trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

We provide services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Because of this, we recognise an allowance for doubtful debts on initial recognition of receivables, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and informed credit assessment alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort.

Once recognised, trade receivables are continuously monitored and updated. Allowances are based on our historical loss experiences for the relevant aged category as well as forward-looking information and general economic conditions. Allowances are calculated by individual customer-facing units in order to reflect the specific nature of the customers relevant to that customer-facing unit.

At 31 March	2019 £m	2018 £m	2017 £m

Current
Trade receivables	1,732	1,741	1,774
Amounts owed by ultimate parent company	16	15	25
Prepayments[a]	698	1,103	733
Accrued income[b]	34	777	955
Deferred contract costs[c]	417	–	–
Other receivables[d]	341	393	373

	3,238	4,029	3,860

At 31 March	2019 £m	2018 £m	2017 £m
Non-current
Other assets[e]	173	317	360
Deferred contract costs[c]	272	–	–

	445	317	360

[a]	2017/18 includes £325m in respect of the acquisition of Spectrum.
[b]	Accrued income recognised in prior years has been substantially reclassified to contract assets on adoption of IFRS 15. See notes 1 and 2.
[c]	Deferred contract costs arise following adoption of IFRS 15 on 1 April 2018. See notes 1 and 2.
[d]	Other receivables includes assets held for sale of £nil. (2017/18: £nil, 2016/17: £22m). £89m assets held for sale as at 31 March 2019 are presented separately on the face of the balance sheet.
[e]

Other assets comprise prepayments and leasing debtors. Included in prior year comparatives are costs relating to the initial set-up, transition or transformation phase of long-term networked IT services contracts (2017/18: £145m, 2016/17: £163m), which are presented within deferred contract costs following adoption of IFRS 15.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

16. Trade and other receivables continued

Trade receivables are stated after deducting allowances for doubtful debts, as follows:

	2019 £m	2018 £m	2017 £m
At 1 April	375	303	195
Expense	95	129	211
Utilised	(165)	(61)	(114)
Exchange differences	(6)	4	11

At 31 March	299	375	303

Included within the 2016/17 expense above are amounts for exposures relating to the Italian business investigation.

Note 25 provides further disclosure regarding the credit quality of our gross trade receivables. Trade receivables are due as follows:

			Past due and not specifically impaired
At 31 March	Not past due £m	Trade receivables specifically impaired net of provision £m	Between 0 and 3 months £m	Between 3 and 6 months £m	Between 6 and 12 months £m	Over 12 months £m	Total £m
2019	1,229	34	371	42	40	16	1,732
2018	1,251	61	293	44	25	67	1,741
2017	1,184	146	292	17	41	94	1,774

Gross trade receivables which have been specifically impaired amounted to £57m (2017/18: £124m, 2016/17: £238m).

Trade receivables not past due and accrued income are analysed below by customer-facing unit.

	Trade receivables not past due			Accrued income
At 31 March	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Consumer	457	–	–	32	–	–
Enterprise	274	–	–	2	–	–
Global Services	498	477	444	–	222	297
Openreach	–	61	1	–	67	78
BT Consumer	–	157	128	–	86	90
EE	–	206	335	–	122	170
Business and Public Sector	–	253	200	–	134	151
Wholesale and Ventures	–	92	75	–	145	167
Other	–	5	1	–	1	2

Total	1,229	1,251	1,184	34	777	955

Given the broad and varied nature of our customer base, the analysis of trade receivables not past due and accrued income by customer-facing unit is considered the most appropriate disclosure of credit concentrations. Cash collateral held against trade and other receivables amounted to £9m (2017/18: £6m, 2016/17: £4m).

Deferred contract costs

Significant accounting policies that apply to deferred contract costs

We capitalise certain costs associated with the acquisition and fulfilment of contracts with customers and amortise them over the period that we transfer the associated services.

Connection costs are deferred as contract fulfilment costs because they allow satisfaction of the associated connection performance obligation and are considered recoverable. Sales commissions and other third party contract acquisition costs are capitalised as costs to acquire a contract unless the associated contract term is less than 12 months, in which case they are expensed as incurred. Capitalised costs are amortised over the minimum contract term. A portfolio approach is used to determine contract term.

Where the initial set-up, transition and transformation phases of long-term contractual arrangements represent distinct performance obligations, costs in delivering these services are expensed as incurred. Where these services are not distinct performance obligations, we capitalise eligible costs as a cost of fulfilling the related service. Capitalised costs are amortised on a straight line basis over the remaining contract term, unless the pattern of service delivery indicates a more appropriate profile. To be eligible for capitalisation, costs must be directly attributable to specific contracts, relate to future activity, and generate future economic benefits. Capitalised costs are regularly assessed for recoverability.

94 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

16. Trade and other receivables continued

The following table shows the movement on deferred costs:

	Deferred connection costs £m	Deferred contract acquisition costs – commissions £m	Deferred contract acquisition costs – dealer incentives £m	Transition and transformation £m	Total £m
At 1 April 2018	7	85	416	161	669
Additions	15	76	446	32	569
Amortisation	(14)	(76)	(426)	(53)	(569)
Impairment	–	(5)	(4)	(1)	(10)
Other	23	6	–	1	30

At 31 March 2019	31	86	432	140	689

17. Trade and other payables

Significant accounting policies that apply to trade and other payables

We initially recognise trade and other payables at fair value, which is usually the original invoiced amount. We subsequently carry them at amortised cost using the effective interest method.

At 31 March	2019 £m	2018 £m	2017 £m

Current
Trade payables	4,141	3,991	4,205
Amounts owed to parent company	55	50	63
Amounts owed to ultimate parent company	1	–	–
Other taxation and social security	564	704	704
Other payables	368	428	648
Accrued expenses	630	492	382
Deferred income[a]	68	1,525	1,474

	5,827	7,190	7,476

At 31 March	2019 £m	2018 £m	2017 £m

Non-current
Other payables[b]	873	871	885
Deferred income[a]	606	455	413

	1,479	1,326	1,298

[a]

Deferred income recognised in prior periods has substantially been reclassified to contract liabilities on adoption of IFRS 15, see notes 1 and 2. The remaining balance includes £51m (2017/18: £132m, 2016/17: £71m) current and £586m (2017/18: £404m, 2016/17: £375m) non-current liabilities relating to the Broadband Delivery UK programme, for which grants received by the group may be subject to re-investment or repayment depending on the level of take-up.

[b]	Other payables relate to operating lease liabilities and deferred gains on a 2001 sale and finance leaseback transaction.

18. Provisions

Our provisions principally relate to obligations arising from property rationalisation programmes, restructuring programmes, asset retirement obligations, network assets, insurance claims, litigation and regulatory risks.

Significant accounting policies that apply to provisions

We recognise provisions when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. We measure onerous lease provisions at the lower of the cost to fulfil or to exit the contract.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

18. Provisions continued

Critical accounting estimates and key judgements made in accounting for provisions

We exercise judgement in determining the timing and quantum of all provisions to be recognised. Our assessment includes consideration of whether we have a present obligation, whether payment is probable and if so whether the amount can be estimated reliably.

As part of this assessment, we also assess the likelihood of contingent liabilities occurring in the future which are not recognised as liabilities on our balance sheet. By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. We assess the likelihood that a potential claim or liability will arise and also quantify the possible range of financial outcomes where this can be reasonably determined. We’ve disclosed our assessment of contingent liabilities in note 29.

Restructuring programmes involve estimation of the direct cost necessary for the restructuring and exclude items that are associated with ongoing activities. The amounts below exclude restructuring costs for which the timing and amount are certain. These are recognised as part of trade and other payables.

Under our property rationalisation programmes we’ve identified a number of surplus leased properties. Although efforts are being made to sublet this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any potential sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision. We have also made estimates of the costs to restore properties upon vacation where this is required under the lease agreements.

Asset retirement obligations (AROs) involve an estimate of the cost to dismantle equipment and restore network sites upon vacation and the timing of the event. The provision represents the group’s best estimate of the amount that may be required to settle the obligation.

Network asset provisions represent our future operational costs and vacant site rentals arising from obligations relating to network share agreements. Costs are expected to be incurred over a period of up to 20 years.

Our regulatory provision represents our best estimate of the cost to settle our present obligation in relation to historical regulatory matters. The charge for the year represents the outcome of management’s re-assessment of the estimates and regulatory risks across a range of issues, including price and service issues. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary materially from the amounts provided and will be dependent upon the eventual outcome of any settlement.

	Restructuring £m	Property £m	Network ARO £m	Network share £m	Regulatory £m	Litigation £m	Other £m	Total £m
At 31 March 2017	11	292	83	50	479	69	177	1,161
Additions	4	37	2	–	51	6	33	133
Unwind of discount	–	11	2	2	–	–	–	15
Utilised or released	(2)	(46)	(16)	(19)	(210)	(11)	(32)	(336)
Transfers	–	–	–	–	–	–	85	85
Exchange differences	(1)	–	–	–	–	–	(2)	(3)

At 31 March 2018	12	294	71	33	320	64	261	1,055

Additions	–	84	102	2	58	3	66	315
Unwind of discount	–	11	2	1	–	–	–	14
Utilised or released	–	(71)	(13)	(9)	(196)	(9)	(109)	(407)
Transfers	(12)	21	–	–	–	27	(7)	29
Exchange differences	–	–	–	–	–	(1)	1	–

At 31 March 2019	–	339	162	27	182	84	212	1,006

At 31 March	2019 £m	2018 £m	2017 £m
Analysed as:
Current	424	603	625
Non-current	582	452	536

	1,006	1,055	1,161

In 2016/17 we recognised a £300m charge in relation to estimated deemed consent compensation payments. In 2016/17 a related fine of £42m was imposed and was recognised as a payable rather than as a provision. The provision movement in 2018/19 reflects the completion of the majority of deemed consent compensation payments, and new matters arising across a range of issues, including price and service issues, the re-assessment of other regulatory risks and in light of historical regulatory decisions by Ofcom. The charge has been recorded as a specific item.

Included within ‘Other’ provisions are contract loss provisions of £25m (2017/18: £38m) relating to the anticipated total losses in respect of certain contracts. It is expected that the majority of these provisions will be utilised in the next few years. Although there is a short period remaining to the finalisation of these contracts, there remains uncertainty as to whether potential future changes to key

96 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

18. Provisions continued

assumptions made when estimating their future losses could have a significant impact. There is no single change in key variables that could materially affect future expected losses on these contracts, but it is reasonably possible there will be a combination of changes in key variables that could have a material impact. Also included in ‘Other’ are amounts provided for constructive obligations arising from insurance claims which will be utilised as the obligations are settled.

During the year we have updated property provisions to reflect our reassessment of lease-end obligations to reflect the group’s property strategy announced in May 2018, and to update the rate used to discount these provisions. Where additions to the provision relate to capitalised assets there has been a corresponding increase in the asset (see note 14). Other amounts have been charged to the income statement as specific items.

During the year we have updated provisions relating to asset retirement obligations to reflect our latest assessment of the cost to dismantle equipment and restore the sites, and to update the rate used to discount the provisions. The increase in the provision has been reflected in an increase in the corresponding capitalised asset (see note 14).

19. Retirement benefit plans

Background to BT’s pension plans

The group has both defined benefit and defined contribution retirement benefit plans. The group’s main plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement operated by Standard Life.

Sections B and C of the BTPS were closed to future benefit accrual on 30 June 2018 (which represented over 99% of the BTPS active membership at the time) and affected employees have been able to join the BTRSS for future pension accrual. Non-management employees will be eligible to join a new hybrid pension arrangement, the BT Hybrid Scheme, between 1 April 2019 and 30 September 2019. This new arrangement combines elements of both defined benefit and defined contribution pension schemes.

EE Limited operates the EE Pension Scheme (EEPS), which has a defined benefit section that was closed to future benefit accrual in 2014 and a defined contribution section which is open to new joiners.

We also have retirement arrangements around the world in line with local markets and culture.

	What are they?	How do they impact BT’s financial statements?
Defined contribution plans

Benefits in a defined contribution plan are linked to:

–  contributions paid

–  the performance of each individual’s chosen investments

–  the form in which individuals choose to take their benefits.

Contributions are paid into an independently administered fund.

The income statement charge in respect of defined contribution plans represents the contribution payable by the group based upon a fixed percentage of employees’ pay.

The group has no exposure to investment and other experience risks.

Defined benefit plans

Benefits in a defined benefit plan are:

–  determined by the plan rules, dependent on factors such as age, years of service and pensionable pay

–  not dependent upon actual contributions made by the company or members.

The income statement service cost in respect of defined benefit plans represents the increase in the defined benefit liability arising from pension benefits earned by active members in the current period.

The group is exposed to investment and other experience risks and may need to make additional contributions where it is estimated that the benefits will not be met from regular contributions, expected investment income and assets held.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

19. Retirement benefit plans continued

Significant accounting policies that apply to retirement benefits

Defined benefit plans

Our net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The income statement expense is allocated between an operating charge and net finance income or expense.

•

The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements.

•	The net finance income or expense reflects the interest on the net retirement benefit obligations recognised in the group balance sheet, based on the discount rate at the start of the year.

Remeasurements of the net pension obligation are recognised in full in the group statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit obligation of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets being above or below the amount included in the net pension interest expense.

Defined contribution plans

The income statement expense for the defined contribution pension plans we operate represents the contributions payable for the year.

Amounts in the financial statements

Group income statement

The expense or income arising from all group retirement benefit arrangements recognised in the group income statement is shown below.

Year ended 31 March	2019 £m	2018 £m	2017 £m

Recognised in the income statement before specific items
– Service cost (including administration expenses & PPF levy):
– defined benefit plans	135	376	281
– defined contribution plans	476	265	240
– Past service credit[a]	–	(17)	–
Subtotal	611	624	521
Recognised in the income statement as specific items (note 10)
– Costs to close BT Pension Scheme and provide transition payments[b] for affected employees	23	–	–
– Cost to equalise benefits between men and women due to guaranteed minimum pension (GMP)[c]	26	–	–
– Net interest expense on pensions deficit included in specific items	139	218	209
Subtotal	188	218	209

Total recognised in the income statement	799	842	730

[a]	Relates to the removal of future indexation obligations following changes to the benefits provided under certain pension plans operating outside the UK in 2017/18.
[b]

All employees impacted by the closure of the BTPS receive transition payments into their BTRSS pot for a period linked to the employee’s age. There was no past service cost or credit on closure due to the assumed past service benefit link as an active member being the same as that assumed for a deferred member.

[c]

In October, a High Court judgment involving the Lloyds Banking Group’s defined benefit pension schemes was handed down, resulting in the group needing to recognise additional liability to equalise benefits between men and women due to GMPs, in common with most UK defined benefit schemes.

Group balance sheet

The net pension obligation in respect of defined benefit plans reported in the group balance sheet is set out below. The prior year retirement benefit obligation has been restated as a result of a prior period accounting error, refer to note 2 for more details.

	2019			2018
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities (Restated) £m	Deficit (Restated) £m
BTPS	52,186	(58,855)	(6,669)	49,894	(56,259)	(6,365)
EEPS	816	(997)	(181)	763	(920)	(157)
Other plans[a]	362	(694)	(332)	299	(624)	(325)

Retirement benefit obligation	53,364	(60,546)	(7,182)	50,956	(57,803)	(6,847)
Adjustments due to effect of asset ceiling (IFRIC 14)			–			–
Deferred tax asset			1,208			1,164

Net pension obligation			(5,974)			(5,683)

[a]	Included in the present value of obligations of other plans is £101m (2017/18: £97m) related to unfunded pension arrangements.

Included within trade and other payables in the group balance sheet is £42m (2017/18: £17m) in respect of contributions payable to defined contribution plans.

98 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

19. Retirement benefit plans continued

BT is not required to limit any pensions surplus or recognise additional pensions liabilities in individual plans as economic benefits are available in the form of either future refunds or reductions to future contributions. This is on the basis that IFRIC 14 applies enabling a refund of surplus following the gradual settlement of the liabilities over time until there are no members remaining in the scheme.

Movements in defined benefit plan assets and liabilities

The table below shows the movements on the pension assets and liabilities and shows where they are reflected in the financial statements. The prior year retirement benefit obligation has been restated as a result of a prior period accounting error, refer to note 2 for more details.

	Assets £m	Liabilities £m	Deficit £m
At 31 March 2017	51,112	(60,200)	(9,088)
Service cost (including administration expenses and PPF levy)	(67)	(309)	(376)
Past service credit	–	17	17
Interest on pension deficit	1,201	(1,419)	(218)

Included in the group income statement			(577)

Return on plan assets above the amount included in the group income statement	10	–	10
Actuarial gain arising from changes in financial assumptions[a]	–	2,251	2,251
Actuarial loss arising from changes in demographic assumptions[a] (Restated)	–	(697)	(697)
Actuarial gain arising from experience adjustments[b]	–	120	120

Included in the group statement of comprehensive income			1,684

Regular contributions by employer	264	–	264
Deficit contributions by employer	872	–	872

Included in the group cash flow statement			1,136

Contributions by employees	2	(2)	–
Benefits paid	(2,449)	2,449	–
Foreign exchange	11	(13)	(2)

Other movements			(2)

At 31 March 2018 (Restated)	50,956	(57,803)	(6,847)

Service cost (including administration expenses and PPF levy)	(49)	(86)	(135)
Costs to close BT Pension Scheme	(6)	–	(6)
Cost to equalise benefits between men and women due to guaranteed minimum pension (GMP)	–	(26)	(26)
Interest on pension deficit	1,356	(1,495)	(139)

Included in the group income statement			(306)

Return on plan assets above the amount included in the group income statement	1,607	–	1,607
Actuarial loss arising from changes in financial assumptions[a]	–	(3,920)	(3,920)
Actuarial gain arising from changes in demographic assumptions[a]	–	247	247
Actuarial loss arising from experience adjustments[b]	–	(36)	(36)

Included in the group statement of comprehensive income			(2,102)

Regular contributions by employer	43	–	43
Deficit contributions by employer	2,024	–	2,024

Included in the group cash flow statement			2,067

Contributions by employees	1	(1)	–
Benefits paid	(2,564)	2,564	–
Foreign exchange	(4)	10	6

Other movements			6

At 31 March 2019	53,364	(60,546)	(7,182)

[a]

The actuarial gain or loss arises from changes in the assumptions used to value the defined benefit liabilities at the end of the year compared with the assumptions used at the start of the year. This includes both financial assumptions, which are based on market conditions at the year end, and demographic assumptions such as life expectancy.

[b]

The actuarial loss or gain arising from experience adjustments on defined benefit liabilities represents the impact on the liabilities of differences between actual experience during the year compared with the assumptions made at the start of the year. Such differences might arise, for example, from members choosing different benefit options at retirement, actual salary increases being different from those assumed or actual benefit increases being different to the pension increase assumption.

How do we value our retirement benefit plans?

Valuation methodology

The IAS 19 liabilities are measured as the present value of the estimated future benefit cash flows to be paid by each scheme, calculated using the projected unit credit method. These calculations are performed for the group by professionally qualified actuaries.

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19. Retirement benefit plans continued

The expected future benefit payments are based on a number of assumptions including future inflation, retirement ages, benefit options chosen and life expectancy and are therefore inherently uncertain. Actual benefit payments in a given year may be higher or lower, for example if members retire sooner or later than assumed, or take a greater or lesser cash lump sum at retirement than assumed.

Critical accounting judgements and key estimates made when valuing our retirement benefit plans

The accounting cost of these benefits and the present value of our pension liabilities involve judgements about uncertain events including the life expectancy of the members, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these uncertain events in determining the pension costs and liabilities in our financial statements. Our assumptions reflect historical experience, external advice and our judgement regarding future expectations. Financial assumptions are based on market expectations at the balance sheet date.

The fair value of our pension asset is made up of quoted and unquoted investments. The latter require more judgement as their values are not directly observable. The assumptions used in valuing unquoted investments are affected by current market conditions and trends which could result in changes in fair value after the measurement date.

How do we value the assets?

Under IAS 19, plan assets must be valued at the bid market value at the balance sheet date. For the main asset categories:

•	Equities listed on recognised stock exchanges are valued at closing bid prices.

•	Properties are valued on the basis of open market value.

•	Bonds are measured using a combination of broker quotes and pricing models making assumptions for credit risk, market risk and market yield curves.

•	Holdings in investment funds are valued at fair value which is typically the Net Asset Value provided by the investment manager.

•	Certain unlisted investments are valued using a model based valuation such as a discounted cash flow.

•

The value of the longevity insurance contract held by the BTPS is measured by discounting the projected cash flows payable under the contract (projected by an actuary, consistent with the terms of the contract).

Overview and governance of the BTPS

What is the profile of the BTPS?

At 31 March 2019 there were 288,000 members of the BTPS. Members belong to one of three sections depending upon the date they first joined the BTPS. The membership is analysed below.

Analysis of BTPS

	Active members		Deferred members	Pensioners	Total
Sections A and B liabilities (£bn)[a]	–		9.0	31.5	40.5
Section C liabilities (£bn)	–		14.1	4.3	18.4

Total IAS 19 liabilities (£bn)	–		23.1	35.8	58.9

Total number of members	–	[b]	83,000	205,000	288,000

[a]	Sections A and B have been aggregated in this table as Section A members have typically elected to take Section B benefits at retirement.
[b]	At 31 March 2019 there are around 50 active members in the BTPS.

The estimated duration of the BTPS liabilities, which is an indicator of the weighted average term of the liabilities, is around 16 years although the benefits payable by the BTPS are expected to be paid over more than 70 years. Whilst benefit payments are expected to increase over the earlier years, the value of the liabilities is expected to reduce.

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19. Retirement benefit plans continued

The chart below illustrates the estimated benefits payable from the BTPS forecast using the IAS 19 assumptions.

Forecast benefits payable by the BTPS at 31 March 2019 (unaudited)

[a]	Based on accrued benefits to 30 June 2018.

What are the benefits under the BTPS?

Benefits earned for pensionable service prior to 1 April 2009 are based upon a member’s final salary and a normal pensionable age of 60.

Between 1 April 2009 and 30 June 2018, Section B and C active members accrued benefits based upon a career average re-valued earnings (CARE) basis and a normal pensionable age of 65. On a CARE basis benefits are built up based upon earnings in each year and the benefit accrued for each year is increased by the lower of inflation or the individual’s actual pay increase in each year to retirement.

Under the Scheme rules the determination of the rate of inflation for statutory minimum rates of revaluation and indexation for the majority of benefits is based upon either the Retail Price Index (RPI) or the Consumer Price Index (CPI) which apply to each category of member as shown below.

	Active members	Deferred members	Pensioners
Section Ba	Benefits accrue on a CARE basis increasing at the lower of RPI or the individual’s actual pensionable pay increase	Preserved benefits are revalued before retirement based upon CPI	Increases in benefits in payment are currently based upon CPI
Section C			Increases in benefits in payment are currently based upon RPI up to a maximum of 5%

[a]	Section A members have typically elected to take Section B benefits at retirement.

In December 2018, the Court of Appeal upheld the High Court’s ruling that it is currently not possible to change the index used to calculate pension increases paid in the future to members of Section C of the BTPS from RPI to another index. BT is seeking permission to appeal the decision from the Supreme Court.

How is the BTPS governed and managed?

BT Pension Scheme Trustees Limited (the Trustee) has been appointed by BT as an independent trustee to administer and manage the BTPS on behalf of the members in accordance with the terms of the BTPS Trust Deed and Rules and relevant legislation (principally the Pension Schemes Act 1993, the Pensions Act 1995 and the Pensions Act 2004).

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19. Retirement benefit plans continued

Under the terms of the Trust Deed there are nine Trustee directors, all of whom are appointed by BT, as illustrated below. Trustee directors are usually appointed for a three-year term but are then eligible for re-appointment.

BTPS assets

Asset allocation

The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the Trustee’s investment policy. The allocations reflect the Trustee’s views on the appropriate balance to be struck between seeking returns and incurring risk, and on the extent to which the assets should be allocated to match liabilities. Current market conditions and trends are regularly assessed which may lead to adjustments in the asset allocation.

The fair value of the assets of the BTPS analysed by asset category are shown below. These are subdivided by assets that have a quoted market price in an active market and those that do not (such as investment funds).

		2019[a]			2018[a]
		Total assets £bn	of which quoted[b] £bn	Total %	Total assets £bn	of which quoted[b] £bn	Total %

Growth
Equities	UK	0.5	0.4	1	0.5	0.5	1
	Overseas developed	7.7	7.3	15	7.8	7.3	16
	Emerging markets	1.1	1.1	2	0.5	0.4	1
Private Equity		1.5	–	3	1.9	–	4
Property	UK	3.5	–	7	3.9	–	8
	Overseas	1.1	–	2	1.2	–	2
Other growth assets	Absolute Return[c]	1.2	–	2	1.5	–	3
	Non Core Credit[d]	3.8	1.1	7	3.4	1.0	7
	Mature Infrastructure	1.4	–	3	1.4	–	3

Liability matching
Government bonds	UK Index Linked	13.2	13.2	25	12.5	12.5	25
Investment grade credit	Global	14.3	10.1	27	10.0	8.0	20

Cash, derivatives and other
Cash balances		2.7	–	5	3.8	–	7
Longevity insurance contract[e]		(0.7)	–	(1)	(0.4)	–	(1)
Other[f]		0.9	–	2	1.9	–	4

Total		52.2	33.2	100	49.9	29.7	100

[a]

At 31 March 2019, the Scheme did not hold any equity issued by the group (2017/18: £3m). The Scheme also held £2,154m (2017/18: £10m) of bonds issued by the group, reflecting the BTPS fully subscribing to £2bn of bonds issued by BT in June 2018 following agreement of the 2017 funding valuation.

[b]	Assets with a quoted price in an active market.
[c]

This allocation seeks to generate returns irrespective of the direction of markets. Managers within this allocation will typically manage their portfolios without close regard to a specific market benchmark.

[d]

This allocation includes a range of credit investments, including emerging market, sub-investment grade and unrated credit. The allocation seeks to exploit investment opportunities within credit markets using the expertise of a range of specialist investment managers.

[e]

The Trustee has hedged some of the Scheme’s longevity risk through a longevity insurance contract which was entered into in 2014. The value reflects experience to date on the contract from higher than expected deaths. This amount partly offsets a reduction which would be recognised in the Scheme’s liabilities over time.

[f]	Includes collateral posted in relation to derivatives held by the Scheme.

IAS 19 assumptions

The table below summarises the approach used to set the key IAS 19 assumptions for the BTPS.

Approach to set the assumption
Discount rate

IAS 19 requires that the discount rate is determined by reference to market yields at the reporting date on high quality corporate bonds. The currency and term of these should be consistent with the currency and estimated term of the pension obligations.

The assumption is calculated by applying the projected BTPS benefit cash flows to a corporate bond yield curve constructed by our external actuary based on the yield on AA-rated corporate bonds.

In setting the yield curve, judgement is required on the selection of appropriate bonds to be included in the universe and the approach used to then derive the yield curve.

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Approach to set the assumption
RPI inflation	The RPI inflation assumption is set using an inflation curve derived from market yields on government bonds, weighted by projected BTPS benefit cash flows, and making an adjustment for an inflation risk premium (to reflect the extra premium paid by investors for inflation protection), which is currently assumed to be 20bps.

CPI inflation	CPI is assessed at a margin below RPI taking into account market forecasts and independent estimates of the expected difference.

Pension increases	Benefits are assumed to increase in line with the RPI or CPI inflation assumptions, based on the relevant index for increasing benefits, as prescribed by the rules of the BTPS and summarised above.

Longevity

The longevity assumption takes into account:

–  the actual mortality experience of the BTPS pensioners, based on a formal review conducted at the 2014 triennial funding valuation

–  future improvements in longevity based on a model published by UK actuarial profession’s Continuous Mortality Investigation (using the CMI 2017 Mortality Projections model with a 1.25% per year long-term improvement parameter)

The key financial assumptions used to measure the liabilities of the BTPS are shown below.

	Nominal rates (per year)						Real rates (per year)[a]
At 31 March	2019%		2018%		2017%		2019%	2018%	2017%
Rate used to discount liabilities	2.35		2.65		2.40		(0.87)	(0.44)	(0.78)
Inflation – increase in RPI	3.25		3.10		3.20		–	–	–
Inflation – increase in CPI	2.25	[b]	2.00	[c]	2.00	[d]	(1.0)[b]	(1.1)[c]	(1.2)[d]

[a]	The real rate is calculated relative to RPI inflation.
[b]	Assumed to be 0.1% lower until 31 March 2023.
[c]	Assumed to be 0.1% higher until 31 March 2023.
[d]	Assumed to be 0.5% higher until 31 March 2019.

The BTPS represents over 97% of the group’s retirement benefit obligation. While the financial assumptions may vary for each plan, the nominal financial assumptions weighted by liabilities across all plans are equal to the figures shown in the table above (to the nearest 0.05%).

Based on the IAS 19 longevity assumptions, the forecast life expectancies for BTPS members aged 60 are as follows:

At 31 March	2019 Number of years	2018 Number of years
Male in lower pay bracket	25.7	25.8
Male in medium pay bracket	27.0	27.1
Male in higher pay bracket	28.5	28.5

Female in lower pay bracket	28.5	28.5
Female in higher pay bracket	28.7	28.7

Average improvement for a member retiring at age 60 in 10 years’ time	0.7	0.7

Risks underlying the assumptions

Background

The BTPS faces similar risks to other UK DB schemes: things like future low investment returns, high inflation, longer life expectancy and regulatory changes may all mean the BTPS becomes more of a financial burden. Further details are set out on page 39.

Changes in external factors, such as interest rates, can have an impact on the IAS 19 assumptions, impacting the measurement of BTPS liabilities. These factors can also impact the Scheme assets. The BTPS hedges some of these risks, including longevity and currency using financial instruments and insurance contracts.

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Some of the key financial risks, and mitigations, for the BTPS are set out in the table below.

Changes in bond yields

A fall in yields on AA-rated corporate bonds, used to set the IAS 19 discount rate, will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include corporate bonds, government bonds and interest rate derivatives which are expected to partly offset the impact of movements in the discount rate. However, yields on these assets may diverge compared with the discount rate in some scenarios.

Changes in inflation expectations

A significant proportion of the benefits paid to members are currently increased in line with RPI or CPI inflation. An increase in long-term inflation expectations will lead to an increase in the IAS 19 liabilities.

The BTPS’s assets include index-linked government bonds and inflation derivatives which are expected to largely offset the impact of movements in inflation expectations.

Changes in life expectancy

An increase in the life expectancy of members will result in benefits being paid out for longer, leading to an increase in the BTPS liabilities.

The BTPS holds a longevity insurance contract which covers around 25% of the BTPS’s total exposure to improvements in longevity, providing long-term protection and income to the BTPS in the event that members live longer than currently expected.

Other risks include: volatile asset returns (i.e. where asset returns differ from the discount rate); changes in legislation or regulation which impact the value of the liabilities or assets; and member take-up of options before and at retirement to reshape their benefits.

Quantification

BT’s independent actuary has assessed the potential negative impact of the key risks that might occur no more than once in every 20 years illustrated as the following four scenarios:

	1-in-20 events
Scenario	2019		2018
1. Fall in discount rate[a]	1.1%		1.1%
2. Increase to inflation rate[b]	0.7%		0.7%
3. Fall in equity markets[c]	30.0%		–
4. Increase to life expectancy	1.25	years	1.35	years

[a]	Scenario assumes a fall in the yields on both government and corporate bonds.
[b]	Assuming RPI, CPI, pension increases and salary increases all increase by the same amount.
[c]	Scenario ignores any potential benefit from derivatives held by the scheme.

The impact shown under each scenario looks at each event in isolation – in practice a combination of events could arise.

Sensitivity analysis of the principal assumptions to 1-in-20 events used to measure BTPS IAS 19 liabilities

The sensitivity of the deficit allows for both the change in the liabilities and the assumed change in the assets. For example, the increase in the deficit under the life expectancy scenario incorporates the expected movement in the value of the insurance contract held to hedge longevity risk.

The sensitivities have been prepared using the same approach as 2017/18 which involves calculating the liabilities and deficit using the alternative assumptions stated.

BTPS funding

Triennial funding valuation

The triennial valuation is carried out for the Trustee by a professionally qualified independent actuary. The purpose of the valuation is to design a funding plan to ensure that the BTPS has sufficient funds available to meet future benefit payments. The latest funding valuation was performed as at 30 June 2017. The next funding valuation will have an effective date of no later than 30 June 2020.

The valuation methodology for funding purposes, which is based on prudent assumptions, is broadly as follows:

•	Assets are valued at market value at the valuation date.

•	Liabilities are measured on an actuarial funding basis using the projected unit credit method and discounted to their present value.

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The results of the two most recent triennial valuations are shown below.

	June 2017 valuation £bn	June 2014 valuation £bn
BTPS liabilities	(60.4)	(47.2)
Market value of BTPS assets	49.1	40.2

Funding deficit	(11.3)	(7.0)

Percentage of accrued benefits covered by BTPS assets at valuation date	81.3%	85.2%
Percentage of accrued benefits on a solvency basis covered by the BTPS assets at the valuation date	62.2%	63.0%

Key assumptions – funding valuation

These valuations were determined using the following prudent long-term assumptions.

	Nominal rates (per year)		Real rates (per year)[a]
	June 2017 valuation %	June 2014 valuation %	June 2017 valuation %	June 2014 valuation %
Average single equivalent discount rate	2.6	4.5	(0.8)	1.0
Average long-term increase in RPI	3.4	3.5	–	–
Average long-term increase in CPI	2.4	2.5	(1.0)	(1.0)

[a]	The real rate is calculated relative to RPI inflation and is shown as a comparator.

The discount rate at 30 June 2017 was derived from prudent return expectations above a risk-free yield curve based on gilt and swap rates. The discount rate reflects views of future returns at the valuation date, allowing for the Scheme to hold 45% of its investments in growth assets initially, before de-risking to a low risk investment approach by 2034. This gives a prudent discount rate of 1.4% per year above the yield curve initially, trending down to 0.7% per year above the curve in the long-term. The assumption is equivalent to using a flat discount rate of 1.0% per year above the yield curve at the valuation date.

The average life expectancy assumptions at the valuation dates, for members 60 years of age, are as follows.

Number of years from valuation date	June 2017 assumptions	June 2014 assumptions
Male in lower pay bracket	25.9	26.1

Male in medium pay bracket	27.2	27.5
Male in high pay bracket	28.6	29.0

Female in lower pay bracket	28.6	28.9
Female in high pay bracket	28.9	29.2

Average improvement for a member retiring at age 60 in 10 years’ time	0.9	1.3

Payments made to the BTPS

Year ended 31 March	2019 £m	2018 £m
Ordinary contributions	33	248
Deficit contributions	2,000	850

Total contributions in the year	2,033	1,098

Future funding obligations and recovery plan

Under the terms of the Trust Deed, the group is required to have a funding plan, determined at the conclusion of the triennial funding valuation, which is a legal agreement between BT and the Trustee and should address the deficit over a maximum period of 20 years.

In May 2018, the 2017 triennial funding valuation was finalised, agreed with the Trustee and certified by the Scheme Actuary. The funding deficit at 30 June 2017 was £11.3bn. The deficit was agreed to be met over a 13 year period, with the remaining payments shown in the table below.

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19. Retirement benefit plans continued

BT is scheduled to make future deficit payments to the BTPS in line with the table below.

Year to 31 March	2020		2021		2022		2023	2024	2025	2026	2027	2028	2029	2030
Deficit contribution (£m)	1,250	[a]	900	[b]	900	[c]	907	907	907	907	907	907	907	907

[a]	payable by 30 June 2019.
[b]	£400m payable by 30 June 2020.
[c]	£200m payable by 30 June 2021.

Based on the 2017 funding valuation agreement, the group expects to make contributions of approximately £1,310m to the BTPS in 2019/20, comprising contributions of approximately £60m for expenses and future accrual and deficit contributions of £1,250m.

Other protections

The 2017 funding agreement with the Trustee included additional features for BT to provide support to the BTPS. These include:

Feature	Detail
Shareholder distributions

BT will provide additional payments to the BTPS by the amount that shareholder distributions exceed a threshold. The threshold allows for 10% per year dividend per share growth plus £200m per year of share buybacks on a cumulative basis.

This will apply until 30 June 2021, or until the finalisation of the next valuation if earlier.

BT will also consult with the Trustee if it considers share buybacks in excess of £200m per year or making a special dividend. This obligation is on-going until otherwise terminated.

Material corporate events

In the event that BT generates net cash proceeds greater than £1.0bn from disposals (net of acquisitions) in any 12-month period ending 30 June, BT will make additional contributions to the BTPS equal to one third of those net cash proceeds. This obligation applies until the next valuation is signed.

BT will consult with the Trustee if:

–  it considers making acquisitions with a total cost of more than £1.0bn in any 12-month period; or

–  it considers making disposals of more than £1.0bn; or

–  it considers making a Class 1 transaction (acquisition or disposal); or

–  it is subject to a takeover offer.

This obligation is on-going until otherwise terminated.

BT will advise the Trustee should there be other material corporate events which would materially impact BT’s covenant to the BTPS. This obligation is on-going until otherwise terminated.

Negative pledge

A negative pledge that future creditors will not be granted superior security to the BTPS in excess of a £1.5bn threshold, to cover both British Telecommunications plc and BT Group plc.

This provision applies until the deficit reduces to below £2.0bn at any subsequent funding valuation.

In the highly unlikely event that the group were to become insolvent there are additional protections of BTPS members’ benefits:

Feature	Detail
Crown Guarantee

The Crown Guarantee was granted by the Government when the group was privatised in 1984 and would only come into effect upon the insolvency of BT.

The Trustee brought court proceedings to clarify the scope and extent of the Crown Guarantee. The Court of Appeal judgment on 16 July 2014 established that:

–  the Crown Guarantee covers BT’s funding obligation in relation to the benefits of members of the BTPS who joined post-privatisation as well as those who joined pre-privatisation (subject to certain exceptions)

–  the funding obligation to which the Crown Guarantee relates is measured with reference to BT’s obligation to pay deficit contributions under the rules of the BTPS.

The Crown Guarantee is not taken into account for the purposes of the actuarial valuation of the BTPS and is an entirely separate matter, only being relevant in the highly unlikely event that BT became insolvent.

Pension Protection Fund (PPF)

The Pension Protection Fund (PPF) may take over the BTPS and pay benefits not covered by the Crown Guarantee to members.

There are limits on the amounts paid by the PPF and the PPF would not provide exactly the same benefits as those provided under the BTPS Rules.

Other benefit plans

In addition to the BTPS, the group maintains benefit plans around the world with a focus on these being appropriate for the local market and culture.

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19. Retirement benefit plans continued

EE Pension Scheme (EEPS)

The EEPS is the second largest defined benefit plan sponsored by the group. It has a defined benefit section that is closed to future accrual, with liabilities of around £1.0bn, and a defined contribution section with around 11,000 members.

At 31 March 2019, the defined benefit section’s assets are invested across a number of asset classes including global equities (23%), property & illiquid alternatives (22%), an absolute return portfolio (25%) and a liability driven investment portfolio (30%).

The triennial valuation of the defined benefit section was performed as at 31 December 2015, and agreed in March 2017. This showed a funding deficit of £141m. The group is scheduled to contribute £1.875m each month between 1 April 2019 and November 2020. The next funding valuation is taking place as at 31 December 2018 and is underway.

BTRSS

The BTRSS is the largest defined contribution scheme maintained by the group with around 69,000 active members. In the year to 31 March 2019, the group contributed £388m to the BTRSS.

20. Share-based payments

Significant accounting policies that apply to share-based payments

BT Group plc operates a number of equity settled share-based payment arrangements, under which the group receives services from employees in consideration for equity instruments (share options and shares) in BT Group plc. Equity-settled share-based payments are measured at fair value at the date of grant. Market-based performance criteria and non-vesting conditions (for example, the requirement for employees to make contributions to the share purchase programme) are reflected in this measurement of fair value. The fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the group’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is more appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations, other than through a termination of service, are treated as an accelerated vesting.

No adjustment is made to total equity for awards that lapse or are forfeited after the vesting date.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Employee Saveshare Plans	38	42	40
Executive Share Plans:
Incentive Share Plan (ISP)	6	16	–
Deferred Bonus Plan (DBP)	6	4	9
Retention Share Plan (RSP)	17	21	8
Other plans	–	1	–

	67	84	57

What share incentive arrangements do we have?

Our plans include savings-related share option plans for employees and those of participating subsidiaries, further share option plans for selected employees and a stock purchase plan for employees in the US. We also have several share plans for executives. All share-based payment plans are equity-settled. Details of these plans is set out below.

Employee Saveshare Plans

Under an HMRC-approved savings-related share option plan, employees save on a monthly basis, over a three or five-year period, towards the purchase of shares in BT Group plc at a fixed price determined when the option is granted. This price is usually set at a 20% discount to the market price for five-year plans and 10% for three-year plans. The options must be exercised within six months of maturity of the savings contract, otherwise they lapse. Similar plans operate for our overseas employees.

Incentive Share Plan (ISP)

Under the ISP, participants are entitled to these shares of BT Group plc in full at the end of a three-year period only if BT Group plc has met the relevant pre-determined corporate performance measures and if the participants are still employed by the group. For ISP awards granted in 2018/19, 2017/18 and 2016/17: 40% of each award is linked to a total shareholder return (TSR) target for a

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20. Share-based payments continued

comparator group of companies from the beginning of the relevant performance period; 40% is linked to a three-year cumulative normalised free cash flow measure; and 20% to growth in underlying revenue excluding transit.

Deferred Bonus Plan (DBP)

Under the DBP, awards are granted annually to selected employees. Shares in BT Group plc are transferred to participants at the end of three years if they continue to be employed by the group throughout that period.

Retention Share Plan (RSP)

Under the RSP, awards are granted to selected employees. Shares in BT Group plc are transferred to participants at the end of a specified retention period if they continue to be employed by the group throughout that period.

Under the terms of the ISP, DBP and RSP, dividends or dividend equivalents earned on shares in BT Group plc during the conditional periods are reinvested in company shares for the potential benefit of the participants.

Employee Saveshare Plans

Movements in Employee Saveshare options are shown below.

	Movement in the number of share options			Weighted average exercise price
Year ended 31 March	2019 millions	2018 millions	2017 millions	2019 pence	2018 pence	2017 pence
Outstanding at 1 April	175	189	197	306	313	287
Granted	80	69	44	175	250	362
Forfeited	(44)	(41)	(18)	298	328	345
Exercised	(1)	(30)	(33)	247	169	208
Expired	(20)	(12)	(1)	294	353	345

Outstanding at 31 March	190	175	189	254	306	313

Exercisable at 31 March	–	–	–	249	320	237

The weighted average share price for all options exercised during 2018/19 was 249p (2017/18: 311p, 2016/17: 357p).

The following table summarises information relating to options outstanding and exercisable under Employee Saveshare plans at 31 March 2019.

Normal dates of vesting and exercise (based on calendar years)	Exercise price per share	Weighted average exercise price	Number of outstanding options millions	Weighted average remaining contractual life
2019	319p – 397p	333p	40	10 months
2020	243p – 376p	305p	34	22 months
2021	243p	232p	43	34 months
2022	170p	243p	29	46 months
2023		170p	43	58 months

Total		254p	189	34 months

Executive share plans

Movements in executive share plan awards during 2018/19 are shown below:

	Number of shares (millions)
	ISP	DBP	RSP	Total
At 31 March 2018	54	6	12	72
Awards granted	33	4	7	44
Awards vested	–	(1)	(7)	(8)
Awards lapsed	(18)	(1)	(1)	(20)
Dividend shares reinvested	5			5

At 31 March 2019	74	8	11	93

108 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

20. Share-based payments continued

Fair values

The following table summarises the fair values and key assumptions used for valuing grants made under the Employee Saveshare plans and ISP in 2018/19, 2017/18 and 2016/17.

	2019		2018		2017
Year ended 31 March	Employee Saveshare	ISP	Employee Saveshare	ISP	Employee Saveshare	ISP
Weighted average fair value	41p	156p	56p	202p	72p	328p
Weighted average share price	208p	211p	296p	281p	422p	426p
Weighted average exercise price	175p	n/a	250p	n/a	362p	n/a
Expected dividend yield	3.47% – 3.83%	n/a	3.12% – 3.21%	n/a	2.9% – 3.4%	n/a
Risk free rates	0.74% – 1.07%	0.7%	0.1% – 0.2%	0.2%	0.5% – 0.8%	0.6%
Expected volatility	23.3% – 25.8%	23.5%	23.1% – 24.3%	23.6%	19.0% – 21.5%	21.8%

Employee Saveshare grants are valued using a Binomial options pricing model. Awards under the ISP are valued using Monte Carlo simulations. TSRs are generated for BT and the comparator group at the end of the three-year performance period, using each company’s volatility and the cross correlation between pairs of stocks.

Volatility has been determined by reference to BT Group plc’s historical volatility which is expected to reflect the BT Group plc share price in the future. An expected life of three months after vesting date is assumed for Employee Saveshare options. For all other awards the expected life is equal to the vesting period. The risk-free interest rate is based on the UK gilt curve in effect at the time of the grant, for the expected life of the option or award.

The fair values for the DBP and RSP were determined using the market price of the shares at the grant date. The weighted average share price for DBP awards granted in 2018/19 was 209p (2017/18: 282p, 2016/17: 421p) and for RSP awards granted in 2018/19 it was 217p (2017/18: 282p, 2016/17: 417p).

21. Investments

Significant accounting policies that apply to investments

Investments classified as amortised cost

These investments are measured at amortised cost. Any gain or loss on derecognition is recognised in the income statement.

Investments classified as fair value through profit and loss

These investments are initially recognised at fair value plus direct transaction costs. They are re-measured at subsequent reporting dates to fair value and changes are recognised directly in the income statement.

Debt instruments classified as fair value through other comprehensive income

These investments are initially recognised at fair value plus direct transaction costs. Investments are re-measured at subsequent reporting dates to fair value, and unrealised gains and losses are recognised in other comprehensive income (except for changes in exchange rates for monetary items, interest, and impairment losses, which are recognised in the income statement). On derecognition of the investment, the cumulative gain or loss previously recognised in other comprehensive income is taken to the income statement, in the line that most appropriately reflects the nature of the item or transaction.

Equity instruments classified as fair value through other comprehensive income

We have made an irrevocable election to present changes in the fair value of equity investments that are not held for trading in other comprehensive income. All gains or losses are recognised in other comprehensive income and are not reclassified to the income statement when the investments are disposed of, aside from dividends which are recognised in the income statement when our right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

British Telecommunications plc	Annual Report 2019

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Governance

Financial statements

Additional information

21. Investments continued

IFRS 9 was applied for the first time on 1 April 2018 and introduces new classifications for financial instruments, including investments. Under IAS 39, we classified investments as available-for-sale, loans and receivables, and fair value through profit or loss. On transition to IFRS 9 we have reclassified them as fair value through other comprehensive income, fair value through profit or loss, and amortised cost, as set out in note 1. The current year figures in the following table reflect the classifications under IFRS 9, and the prior year figures reflect the previous classifications under IAS 39. Amounts owed by parent companies, classified as loans and receivables under IAS39, are classified as amortised cost under IFRS9, which has not changed the accounting for these investments.

At 31 March	2019 £m	2018 £m	2017 £m

Non-current assets
Fair value through other comprehensive income	48	–	–
Available-for-sale	–	46	37
Amounts owed by ultimate parent company	3,029	2,983	1,371
Amounts owed by parent company	10,436	10,318	10,191
Fair value through profit or loss	6	7	7

	13,519	13,354	11,606

Current assets
Fair value through other comprehensive income	–	–	–
Available-for-sale	–	2,575	1,437
Amounts owed by ultimate parent company	61	34	28
Amounts owed by parent company	211	168	192
Investment held at amortised cost	3,214	–	–
Loans and receivables	–	447	83

	3,486	3,224	1,740

Investments held at amortised cost consist of investments previously classified as loans and receivables and relate to money market investments denominated in sterling of £2,687m (2017/18: £416m, 2016/17: £35m), in US dollars of £26m (2017/18: £27m, 2016/17: £30m), in euros of £499m (2017/18: £nil, 2016/17: £nil) and in other currencies £2m (2017/18: £4m, 2016/17: £18m). They also include investments in liquidity funds of £2,522m held to collect contractual cash flows. In prior years, investments in liquidity funds (2017/18: £2,575m, 2016/17: £1,437m) were classified as available-for-sale.

Fair value estimation

Fair value hierarchy At 31 March 2019	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Fair value through other comprehensive income	38	–	10	48
Fair value through profit or loss	6	–	–	6

Total	44	–	10	54

At 31 March 2018	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m

Non-current and current investments
Available-for-sale	32	2,575	14	2,621
Fair value through profit or loss	7	–	–	7

Total	39	2,575	14	2,628

At 31 March 2017	Level 1 £m	Level 2 £m	Level 3 £m	Total held at fair value £m
Non-current and current investments
Available-for-sale	21	1,437	16	1,474
Fair value through profit or loss	7	–	–	7

Total	28	1,437	16	1,481

The three levels of valuation methodology used are:

Level 1 – uses quoted prices in active markets for identical assets or liabilities.

Level 2 – uses inputs for the asset or liability other than quoted prices that are observable either directly or indirectly.

Level 3 – uses inputs for the asset or liability that are not based on observable market data, such as internal models or other valuation method.

Level 2 balances disclosed in prior years consist of investments classified as available-for-sale and relating to liquidity funds denominated in sterling of £2,180m (2017/18) and £900m (2016/17), and in euros of £395m (2017/18) and £537m (2016/17). Their fair value was calculated by using notional currency amounts adjusted by year end spot exchange rates. These have been reclassified on adoption of IFRS 9 and are now held at amortised cost.

110 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

21. Investments continued

Level 3 balances consist of investments classified as fair value through comprehensive income (previously available-for-sale) of £10m (2017/18: £14m, 2016/17: £16m) which represent investments in a number of private companies. In the absence of specific market data, these investments are held at cost, adjusted as necessary for impairments, which approximates to fair value.

22. Cash and cash equivalents

Significant accounting policies that apply to cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. All are held at amortised cost on the balance sheet, equating to fair value.

For the purpose of the consolidated cash flow statement, cash and cash equivalents are as defined above net of outstanding bank overdrafts. Bank overdrafts are included within the current element of loans and other borrowings (note 23).

At 31 March	2019 £m	2018 £m	2017 £m
Cash at bank and in hand	493	439	467
Cash equivalents
US deposits	3	26	32
UK deposits	1,132	31	1
Other deposits	36	25	26

Total cash equivalents	1,171	82	59

Total cash and cash equivalents	1,664	521	526
Bank overdrafts (note 23)	(72)	(29)	(17)
Cash and cash equivalents per the cash flow statement	1,592	492	509

Cash and cash equivalents include restricted cash of £44m (2017/18: £32m, 2016/17: £43m), of which £40m (2017/18: £29m, 2016/17: £41m) was held in countries where local capital or exchange controls currently prevent us from accessing cash balances. The remaining balance of £4m (2017/18: £3m, 2016/17: £2m) was held in escrow accounts, or in commercial arrangements akin to escrow.

23. Loans and other borrowings

Significant accounting policies that apply to loans and other borrowings

We initially recognise loans and other borrowings at the fair value of amounts received net of transaction costs. They are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the associated hedged risk. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

Capital management policy

The capital structure is managed by BT Group plc, the ultimate parent of the group. Its capital management policy is set out in the Report of the Directors on page 48.

The table below shows the key components of external gross debt and of the increase of £2,737m this year.

	At 1 April 2018 £m	Issuance/ (maturities) £m	Fair value movements £m	Foreign exchange £m	Transfer to within one year £m	Accrued interest movements £m	At 31 March 2019 £m
Debt due within one year[a]	2,281	(1,423)	(8)	(97)	1,281	66	2,100
Debt due after one year	11,994	3,972	(11)	(102)	(1,111)	34	14,776
Cash flows from derivatives related to net debt	–	124	–	–	(124)	–	–
Overdrafts	–	46	–	–	(46)	–	–
Impact of cross-currency swaps[b]	(874)	–	–	182	–	(9)	(701)
Removal of the accrued interest and fair value adjustments[c]	(226)	–	19	–	–	(56)	(263)

External gross debt	13,175	2,719	–	(17)	–	35	15,912

[a]	Including accrued interest and bank overdrafts.
[b]	Translation of debt balances at swap rates where hedged by cross currency swaps.
[c]	Removal of accrued interest applied to reflect the effective interest rate method and removal of fair value adjustments.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

23. Loans and other borrowings continued

The table below gives the details of the listed bonds and other debt.

At 31 March	2019 £m	2018 £m	2017 £m
6.625% £500m bond due June 2017[a]	–	–	526
5.95% US$1,100m bond due January 2018[a]	–	–	891
3.25% €600m bond due August 2018[a]	–	541	539
2.35% US$800m bond due February 2019[a]	–	572	642
4.38% £450m bond due March 2019	–	455	460
1.125% €1,000m bond due June 2019[a]	869	883	863
8.625% £300m bond due March 2020	300	300	300
0.625% €1,500m bond due March 2021[a]	1,289	1,309	1,282
0.5% €575m bond due June 2022[a]	495	502	–
1.125% €1,100m bond due March 2023[a]	946	961	942
0.875% €500m bond due September 2023[a]	430	–	–
4.5% US$675m bond due December 2023[a]	524	–	–
1% €575m bond due June 2024[a]	498	506	–
1% €1,100m bond due November 2024[a]	943	959	–
3.50% £250m index linked bond due April 2025	433	419	403
1.75% €1,300m bond due March 2026[a]	1,118	1,137	1,113
1.5% €1,150m bond due June 2027[a]	993	1,009	–
2.125% €500m bond due September 2028[a]	433	–	–
5.125% US$700m bond due December 2028[a]	542	–	–
5.75% £600m bond due December 2028	710	721	731
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%b)	2,096	1,943	2,191
3.125% £500m bond due November 2031	502	502	–
3.64% £330m bond due June 2033	339	–	–
1.613% £330m index linked bond due June 2033	340	–	–
6.375% £500m bond due June 2037[a]	522	522	522
3.883% £330m bond due June 2039	340	–	–
1.739% £330m index linked bond due June 2039	340	–	–
3.924% £340m bond due June 2042	350	–	–
1.774% £340m index linked bond due June 2042	351	–	–
3.625% £250m bond due November 2047	250	250	–

Total listed bonds	15,953	13,491	11,405

Finance leases	206	223	229

2.21% £350m bank loan due December 2017	–	–	352
Other loans	645	532	710
Bank overdrafts (note 22)	72	29	17
Amounts due to ultimate parent company[c]	2,101	1,061	1,183

Total other loans and borrowings	2,818	1,622	2,262

Total loans and borrowings	18,977	15,336	13,896

[a]	Designated in a cash flow hedge relationship.
[b]

The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or Standard & Poor’s to the group’s senior unsecured debt below A3/A–respectively. In addition, if Moody’s or Standard & Poor’s subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.

[c]	Amounts due to ultimate parent company are denominated in sterling and incur a floating rate of interest based on LIBOR.

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried on our balance sheet and in the table above at amortised cost. The fair value of listed bonds and other long-term borrowings is £17,785m (2017/18: £14,878m, 2016/17: £13,496m) and the fair value of finance leases is £251m (2017/18: £253m, 2016/17: £273m).

The fair value of our bonds and other long-term borrowings is estimated on the basis of quoted market prices (Level 1), or based on similar issuances where they exist (Level 2).

The carrying amount of other loans and bank overdrafts equates to fair value due to the short maturity of these items (Level 3).

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

112 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

23. Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2019 £m	2018 £m	2017 £m

Current liabilities
Listed bonds	1,367	1,702	1,539
Finance leases	16	18	15
Bank loans	–	–	352
Other loans and bank overdrafts[a]	717	561	726
Amounts due to ultimate parent company	1,040	17	159

Total current liabilities	3,140	2,298	2,791

Non-current liabilities
Listed bonds	14,586	11,789	9,866
Finance leases	190	205	214
Other loans	–	–	1
Amounts due to ultimate parent company	1,061	1,044	1,024

Total non-current liabilities	15,837	13,038	11,105

Total	18,977	15,336	13,896

[a]	Includes collateral received on swaps of £638m (2017/18: £525m, 2016/17: £702m).

The carrying values disclosed in the above table reflect balances at amortised cost adjusted for accrued interest and fair value adjustments to the relevant loans or borrowings. These do not reflect the final principal repayments that will arise after taking account of the relevant derivatives in hedging relationships which are reflected in the table below. Apart from finance leases, all borrowings as at 31 March 2019, 2018 and 2017 were unsecured.

The principal repayments of loans and borrowings at hedged rates amounted to £17,970m (2017/18: £14,219m, 2016/17: £12,138m) and repayments fall due as follows:

	2019			2018			2017
At 31 March	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m	Carrying amount £m	Effect of hedging and interest £m	Principal repayments at hedged rates £m
Within one year, or on demand	3,140	(307)	2,833	2,289	(308)	1,981	2,791	(523)	2,268

Between one and two years	1,309	(133)	1,176	1,192	(66)	1,126	1,614	(197)	1,417
Between two and three years	15	–	15	1,332	(154)	1,178	1,166	(43)	1,123
Between three and four years	1,463	(89)	1,374	18	–	18	1,295	(121)	1,174
Between four and five years	964	33	997	1,489	(111)	1,378	12	–	12
After five years	12,036	(461)	11,575	8,943	(405)	8,538	6,868	(724)	6,144

Total due for repayment after more than one year	15,787	(650)	15,137	12,974	(736)	12,238	10,955	(1,085)	9,870

Total repayments	18,927	(957)	17,970	15,263	(1,044)	14,219	13,746	(1,608)	12,138
Fair value adjustments	50			73			150

Total loans and other borrowings	18,977			15,336			13,896

Obligations under finance leases are analysed as follows:

	2019	2018	2017	2019	2018	2017
	Minimum lease payments			Repayment of outstanding lease obligations
At 31 March	£m	£m	£m	£m	£m	£m
Amounts payable under finance leases:
Due within one year	29	33	29	16	18	14
Between two to five years	109	122	102	66	71	50
After five years	159	193	237	120	130	165

	297	348	368	202	219	229
Less: future finance charges	(95)	(129)	(139)	–	–	–
Fair value adjustments for purchase price adjustment	4	4	–	4	4	–

Total finance lease obligations	206	223	229	206	223	229

Assets held under finance leases mainly consist of buildings and network assets. Our obligations under finance leases are secured by the lessors’ title to the leased assets.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

24. Finance expense

Year ended 31 March	2019 £m	2018 £m	2017 £m

Finance expense
Interest on:
Financial liabilities at amortised cost and associated derivatives	582	478	567
Finance leases	13	16	15
Derivatives	–	14	12
Fair value movements on derivatives not in a designated hedge relationship	(3)	1	(2)
Reclassification of cash flow hedge from other comprehensive income	45	34	(1)
Unwinding of discount on provisions	14	15	16
Interest payable on ultimate parent company borrowings	43	18	25

Total finance expense before specific items	694	576	632

Specific items (note 10)	139	218	210

Total finance expense	833	794	842

Year ended 31 March	2019 £m	2018 £m	2017 £m

Finance income
Interest on available-for-sale investments	–	5	6
Interest on loans and receivables	34	7	7
Interest income on loans to immediate and ultimate parent company	272	203	219

Total finance income	306	215	232

Year ended 31 March	2019 £m	2018 £m	2017 £m

Net finance expense before specific items	388	361	400

Specific items (note 10)	139	218	210

Net finance expense	527	579	610

25. Financial instruments and risk management

Risk management is performed by BT Group plc, the ultimate parent company of the group.

We issue or hold financial instruments mainly to finance our operations; to finance corporate transactions such as dividends, share buybacks and acquisitions; for the temporary investment of short-term funds; and to manage currency and interest rate risks. In addition, various financial instruments, for example trade receivables and payables arise directly from operations.

How do we manage financial risk?

Our activities expose us to a variety of financial risks: market risk (including interest rate risk and foreign exchange risk), credit risk and liquidity risk.

Treasury operation

We have a centralised treasury operation whose primary role is to manage liquidity and funding requirements as well as our exposure to associated market risks, and credit risk.

Treasury policy

Treasury policy is set by the BT Group plc Board. Group treasury activities are subject to a set of controls appropriate for the magnitude of borrowing, investments and group-wide exposures. The BT Group plc Board has delegated authority to operate these policies to a series of panels responsible for the management of key treasury risks and operations. Appointment to and removal from the key panels requires approval from two of the following: the chairman, the chief executive or the chief financial officer BT Group plc.

There has been no change in the nature of our risk profile between 31 March 2019 and the date of approval of these financial statements.

How do we manage interest rate risk?

Management policy

Interest rate risk arises primarily from our long-term borrowings. Interest cash flow risk arises from borrowings issued at variable rates, partially offset by cash held at variable rates. Fair value interest rate risk arises from borrowings issued at fixed rates.

Our policy, as set by the BT Group plc Board, is to ensure that at least 70% of BT Group plc’s ongoing net debt is at fixed rates. Short-term interest rate management is delegated to the treasury operation while long-term interest rate management decisions require further approval by the BT Group plc group chief financial officer, group director tax, treasury, insurance and pensions or the treasury director who each have been delegated such authority from the BT Group plc Board.

Hedging strategy

In order to manage our interest rate profile, we have entered into cross-currency and interest rate swap agreements to vary the amounts and periods for which interest rates on borrowings are fixed. The duration of the swap agreements matches the duration of the debt instruments. The majority of the group’s long-term borrowings are subject to fixed sterling interest rates after applying the impact of these hedging instruments.

114 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Financial instruments and risk management continued

How do we manage foreign exchange risk?

Management policy

Foreign currency hedging activities protect the group from the risk that changes in exchange rates will adversely affect future net cash flows.

The BT Group plc Board’s policy for foreign exchange risk management defines the types of transactions typically covered, including significant operational, funding and currency interest exposures, and the period over which cover should extend for each type of transaction.

The BT Group plc Board has delegated short-term foreign exchange management to the treasury operation and long-term foreign exchange management decisions require further approval from the BT Group plc group chief financial officer, group director tax, treasury, insurance and pensions or the treasury director.

Hedging strategy

A significant proportion of our external revenue and costs arise within the UK and are denominated in sterling. Our non-UK operations generally trade and are funded in their functional currency which limits their exposure to foreign exchange volatility.

We enter into forward currency contracts to hedge foreign currency capital purchases, purchase and sale commitments, interest expense and foreign currency investments. The commitments hedged are principally denominated in US dollar, euro and Asia Pacific region currencies. As a result, our exposure to foreign currency arises mainly on non-UK subsidiary investments and on residual currency trading flows. We use cross-currency swaps to swap foreign currency borrowings into sterling.

The table below reflects the currency and interest rate profile of our loans and borrowings after the impact of hedging.

	2019			2018			2017
At 31 March	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m	Fixed rate interest £m	Floating rate interest £m	Total £m
Sterling	13,556	3,825	17,381	11,990	1,720	13,710	9,633	1,864	11,497
Euro	–	589	589	–	509	509	–	641	641
Total	13,556	4,414	17,970	11,990	2,229	14,219	9,633	2,505	12,138

Ratio of fixed to floating	75%	25%	100%	84%	16%	100%	79%	21%	100%
Weighted average effective
fixed interest rate – sterling	4.0%			4.4%			4.9%

The floating rate loans and borrowings bear interest rates fixed in advance for periods ranging from one day to one year, primarily by reference to LIBOR quoted rates, RPI and CPI.

Sensitivity analysis

The income statement and shareholder’s equity are exposed to volatility arising from changes in interest rates and foreign exchange rates. To demonstrate this volatility, management have concluded that the following are reasonable benchmarks for performing sensitivity analysis:

•	For interest, a 1% increase in interest rates and parallel shift in yield curves across sterling, US dollar and euro currencies.

•	For foreign exchange, a 10% strengthening/weakening in sterling against other currencies.

The impact on equity, before tax, of a 1% increase in interest rates and a 10% strengthening in sterling against other currencies is as detailed below:

At 31 March	2019 £m Increase (reduce)	2018 £m Increase (reduce)	2017 £m Increase (reduce)
Sterling interest rates	672	628	554
US dollar interest rates	(350)	(267)	(348)
Euro interest rates	(399)	(401)	(229)
Sterling strengthening	(219)	(236)	(269)

A 1% decrease in interest rates and 10% weakening in sterling against other currencies would have broadly the same impact in the opposite direction.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

25. Financial instruments and risk management continued

The impact on the group’s annual net finance expense of a 1% change in interest rates would have been a decrease of £130m (2017/18: £143m, 2016/17: £108m). Our exposure to foreign exchange volatility in the income statement, after hedging, (excluding translation exposures) would not have been material in 2018/19, 2017/18 and 2016/17.

Credit ratings

BT Group plc continues to target a BBB+/Baa1 credit rating over the cycle. We regularly review the liquidity of the group and our funding strategy takes account of medium-term requirements. These include the pension deficit and shareholder distributions.

Our December 2030 bond contains covenants which require us to pay higher rates of interest since our credit ratings fell below A3 in the case of Moody’s or A– in the case of Standard & Poor’s (S&P). Additional interest of 0.25% per year accrues for each ratings category downgrade by each agency below those levels effective from the next coupon date following a downgrade. Based on the total notional value of debt outstanding of £2.0bn at 31 March 2019, our finance expense would increase/decrease by approximately £10m a year if the group’s credit rating were to be downgraded/upgraded, respectively, by one credit rating category by both agencies.

BT Group plc’s credit ratings were as detailed below:

	2019		2018		2017
At 31 March	Rating	Outlook	Rating	Outlook	Rating	Outlook

Rating agency
Moody’s	Baa2	Stable	Baa2	Stable	Baa1	Negative
Standard & Poor’s	BBB	Stable	BBB+	Negative	BBB+	Negative

How do we manage liquidity risk?

Management policy

We maintain liquidity by entering into short and long-term financial instruments to support operational and other funding requirements, determined using short and long-term cash forecasts. These forecasts are supplemented by a financial headroom analysis which is used to assess funding adequacy for at least a 12-month period. On at least an annual basis the BT Group plc Board reviews and approves the long-term funding requirements of the group and on an ongoing basis considers any related matters. We manage refinancing risk by limiting the amount of borrowing that matures within any specified period and having appropriate strategies in place to manage refinancing needs as they arise. The maturity profile of our loans and borrowings at 31 March 2019 is disclosed in note 23. We have term debt maturities of £1.2bn in 2019/20.

Our treasury operation reviews and manages our short-term requirements within the parameters of the policies set by the BT Group plc Board. We hold cash, cash equivalents and current investments in order to manage short-term liquidity requirements. At 31 March 2019 we had undrawn committed borrowing facilities of £2.1bn (2017/18: £2.1bn, 2016/17: £2.1bn) maturing in September 2021.

In the UK, the group has arranged for funders to offer a supplier financing scheme to the group’s suppliers. This enables suppliers who sign up to the arrangements to sell their invoices to the funders and to be paid earlier than the invoice due date. The group assesses the arrangement against indicators to assess if debts which vendors have sold to the funder under the supplier financing scheme continue to meet the requirement to be disclosed as trade payables or should be classified as borrowings. At 31 March 2019 the payables met the criteria of trade payables.

Maturity analysis

The following table provides an analysis of the remaining contractually-agreed cash flows including interest payable for our non- derivative financial liabilities on an undiscounted basis, which therefore differs from both the carrying value and fair value.

Non-derivative financial liabilities At 31 March 2019	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,883	584	5,195	39	8,701
Between one and two years	1,309	528	–	33	1,870
Between two and three years	15	520	–	35	570
Between three and four years	1,463	519	–	14	1,996
Between four and five years	964	505	–	12	1,481
After five years	12,036	4,345	–	127	16,508

	18,670	7,001	5,195	260	31,126

Interest payments not yet accrued	–	(6,744)	–	–	(6,744)
Fair value adjustment	50	–	–	–	50
Impact of discounting	–	–	–	(29)	(29)

Carrying value on the balance sheet[a,b]	18,720	257	5,195	231	24,403

116 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Financial instruments and risk management continued

Non-derivative financial liabilities At 31 March 2018	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,120	468	4,961	54	7,603
Between one and two years	1,192	421	–	34	1,647
Between two and three years	1,332	381	–	25	1,738
Between three and four years	18	374	–	43	435
Between four and five years	1,489	372	–	19	1,880
After five years	8,943	3,300	–	197	12,440

	15,094	5,316	4,961	372	25,743

Interest payments not yet accrued	–	(5,147)	–	–	(5,147)
Fair value adjustment	73	–	–	–	73
Impact of discounting	–	–	–	(72)	(72)

Carrying value on the balance sheet[a,b]	15,167	169	4,961	300	20,597

Non-derivative financial liabilities At 31 March 2017	Loans and other borrowings £m	Interest on loans and other borrowings £m	Trade and other payables £m	Provisions £m	Total £m
Due within one year	2,602	532	5,298	62	8,494
Between one and two years	1,614	415	–	41	2,070
Between two and three years	1,166	364	–	21	1,551
Between three and four years	1,295	327	–	18	1,640
Between four and five years	12	319	–	17	348
After five years	6,868	2,726	–	310	9,904

	13,557	4,683	5,298	469	24,007

Interest payments not yet accrued	–	(4,494)	–	–	(4,494)
Fair value adjustment	150	–	–	–	150
Impact of discounting	–	–	–	(177)	(177)

Carrying value on the balance sheet[a,b]	13,707	189	5,298	292	19,486

[a]

Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

[b]

The carrying amount of trade receivables and other payables excludes £1,479m (2017/18: £1,326m, 2016/17: £1,298m) of non-current trade and other payables and £632m (2017/18: £2,229m, 2016/17: £2,178m) of other taxation and social security and deferred income.

Trade and other payables are held at amortised cost. The carrying amount of these balances approximates to fair value due to the short maturity of amounts payable.

The following table provides an analysis of the contractually agreed cash flows in respect of the group’s derivative financial instruments. Cash flows are presented on a net or gross basis in accordance with the settlement arrangements of the instruments.

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2019	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	167	1,007	(950)	224	82	1,007	(950)	139
Between one and two years	128	541	(489)	180	77	541	(489)	129
Between two and three years	131	131	(96)	166	71	131	(96)	106
Between three and four years	163	633	(591)	205	71	633	(591)	113
Between four and five years	207	1,095	(1,042)	260	71	1,095	(1,042)	124
After five years	43	3,790	(3,660)	173	467	3,790	(3,660)	597

Total[b]	839	7,197	(6,828)	1,208	839	7,197	(6,828)	1,208

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

25. Financial instruments and risk management continued

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2018	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	140	587	(547)	180	91	587	(547)	131
Between one and two years	135	183	(166)	152	91	183	(166)	108
Between two and three years	156	442	(446)	152	85	69	(47)	107
Between three and four years	143	52	(29)	166	80	68	(47)	101
Between four and five years	161	52	(29)	184	80	68	(47)	101
After five years	291	2,234	(2,149)	376	599	2,575	(2,512)	662

Total[b]	1,026	3,550	(3,366)	1,210	1,026	3,550	(3,366)	1,210

	Derivatives – Analysed by earliest payment date[a]				Derivatives – Analysed based on holding instrument to maturity
Derivative financial liabilities At 31 March 2017	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m	Net settled £m	Gross settled outflows £m	Gross settled inflows £m	Total £m
Due within one year	291	582	(576)	297	92	582	(576)	98
Between one and two years	296	1,139	(1,097)	338	92	1,139	(1,097)	134
Between two and three years	198	–	–	198	92	–	–	92
Between three and four years	114	–	–	114	88	–	–	88
Between four and five years	104	–	–	104	83	–	–	83
After five years	123	–	–	123	679	–	–	679

Total[b]	1,126	1,721	(1,673)	1,174	1,126	1,721	(1,673)	1,174

[a]	Certain derivative financial instruments contain break clauses whereby either the group or bank counterparty can terminate the swap on certain dates and the mark to market position is settled in cash.
[b]

Foreign currency-related cash flows were translated at closing rates as at the relevant reporting date. Future variable interest rate cash flows were calculated using the most recent rate applied at the relevant balance sheet date.

How do we manage credit risk?

Management policy

Our exposure to credit risk arises from financial assets transacted by the treasury operation (primarily derivatives, investments, cash and cash equivalents) and from trading-related receivables.

For treasury-related balances, the BT Group plc Board’s defined policy restricts exposure to any one counterparty by setting credit limits based on the credit quality as defined by Moody’s and Standard and Poor’s. The minimum credit ratings permitted with counterparties in respect of new transactions are A3/A– for long-term and P1/A1 for short-term investments. If counterparties in respect of existing transactions fall below the permitted criteria we will take action where appropriate.

The treasury operation continuously reviews the limits applied to counterparties and will adjust the limit according to the nature and credit standing of the counterparty, and in response to market conditions, up to the maximum allowable limit set by the BT Group plc Board.

Operational management policy

Our credit policy for trading-related financial assets is applied and managed by each of the customer-facing units to ensure compliance. The policy requires that the creditworthiness and financial strength of customers are assessed at inception and on an ongoing basis. Payment terms are set in accordance with industry standards. Where appropriate, we may minimise risks by requesting securities such as deposits, guarantees and letters of credit. We take proactive steps including constantly reviewing credit ratings of counterparties to minimise the impact of adverse market conditions on trading-related financial assets.

Exposures

The maximum credit risk exposure of the group’s financial assets at the balance sheet date is as follows:

At 31 March	Notes	2019 £m	2018 £m	2017 £m
Derivative financial assets		1,592	1,509	2,246
Investments	21	17,005	16,578	13,346
Trade and other receivables[c]	16	1,782	2,533	2,754
Contract assets	6	1,602	–	–
Cash and cash equivalents	22	1,664	521	526

		23,645	21,141	18,872

[c]

The carrying amount excludes £445m (2017/18: £317m, 2016/17: £360m) of non-current trade and other receivables which relate to non-financial assets, and £1,456m (2017/18: £1,496m, 2016/17: £1,106m) of prepayments, deferred contract costs and other receivables.

118 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Financial instruments and risk management continued

The credit quality and credit concentration of cash equivalents, current asset investments and derivative financial assets are detailed in the tables below. Where the opinion of Moody’s and S&P differ, the lower rating is used.

Moody’s/S&P credit rating of counterparty	2019 £m	2018 £m	2017 £m
Aa2/AA and above	2,522	2,575	1,444
Aa3/AA–	1,376	313	208
A1/A+[a]	1,145	651	952
A2/Aa	649	628	370
A3/A–[a]	50	180	204
Baa1/BBB+[a]	75	59	561
Baa2/BBB and below[a]	160	207	86

	5,977	4,613	3,825

[a]	We hold cash collateral of £638m (2017/18: £492m, 2016/17: £702m) in respect of derivative financial assets with certain counterparties.

The concentration of credit risk for our trading balances is provided in note 16, which analyses outstanding balances by customer-facing unit. Where multiple transactions are undertaken with a single financial counterparty or group of related counterparties, we enter into netting arrangements to reduce our exposure to credit risk by making use of standard International Swaps and Derivatives Association (ISDA) documentation. We have also entered into credit support agreements with certain swap counterparties whereby, on a daily, weekly and monthly basis, the fair value position on notional £3,289m of long dated cross-currency swaps and interest rate swaps is collateralised. The related net cash inflow during the year was £129m (2016/17: outflow £220m, 2015/16: inflow £100m). The collateral paid and received is recognised within current asset investments and loans and other borrowings, respectively.

Offsetting of financial instruments

The table below shows our financial assets and liabilities that are subject to offset in the group’s balance sheet and the impact of enforceable master netting or similar agreements.

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2019	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	1,592	(802)	(638)	152
Derivative financial liabilities	(940)	802	90	(48)

Total	652	–	(548)	104

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2018	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	1,509	(754)	(492)	263
Derivative financial liabilities	(837)	754	60	(23)

Total	672	–	(432)	240

		Related amounts not set off in the balance sheet
Financial assets and liabilities At 31 March 2017	Amounts presented in the balance sheet £m	Right of set off with derivative counterparties £m	Cash collateral £m	Net amount £m
Derivative financial assets	2,246	(693)	(702)	851
Derivative financial liabilities	(903)	693	64	(146)

Total	1,343	–	(638)	705

Derivatives and hedging

We use derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IFRS 9.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

25. Financial instruments and risk management continued

Significant accounting policies that apply to derivatives and hedge accounting

All of our derivative financial instruments are held at fair value on the balance sheet.

Derivatives designated in a cash flow hedge

The group designates certain derivatives as cash flow hedges. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. The group designates certain derivatives as cash flow hedges. To qualify for hedge accounting, hedge documentation must be prepared at inception, the hedge must be in line with BT’s risk management strategy and there must be an economic relationship based on currency, amount and timing of the respective cashflows of the hedged item and the hedging instrument. This is assessed at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when it is no longer in line with BT Group’s risk management strategy or if it no longer qualifies for hedge accounting.

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge is recognised immediately in the income statement.

Other derivatives

Our policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting, some derivatives may not qualify for hedge accounting, or may be specifically not designated as a hedge because natural offset is more appropriate. These derivatives are classified as fair value through profit and loss and are recognised at fair value. Any direct transaction costs are recognised immediately in the income statement.

Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

At 31 March 2019	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	102	1,228	40	689
Other	9	253	8	203

Total derivatives	111	1,481	48	892

At 31 March 2018	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	187	1,061	41	587
Other	10	251	9	200

Total derivatives	197	1,312	50	787

At 31 March 2017	Current asset £m	Non-current asset £m	Current liability £m	Non-current liability £m
Designated in a cash flow hedge	417	1,508	25	616
Other	11	310	9	253

Total derivatives	428	1,818	34	869

All derivative financial instruments are categorised at Level 2 of the fair value hierarchy as defined in note 21.

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging euro- and US dollar- denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to the group’s 2030 US dollar bond. The hedged cash flows will affect the group’s income statement as interest and principal amounts are repaid over the remaining term of the borrowings (see note 23).

We hedge forecast foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies 12 months forward with certain specific transactions hedged further forward. The related cash flows are recognised in the income statement over this period.

120 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

25. Financial instruments and risk management continued

The amounts related to items designated as hedging instruments were as follows:

Hedged items At 31 March 2019	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	13,518	1,311	(702)	(48)	(130)	(19)
US dollar step up interest on US denominated borrowings[b]	145	3	(1)	(38)	(13)	4
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	1,821	16	(26)	(13)	(33)	33

Total cash flow hedges	15,484	1,330	(729)	(99)	(176)	18

Deferred tax		–	–	15
Derivatives not in a designated hedge relationship		262	(211)	–

Carrying value on the balance sheet		1,592	(940)	(84)

Hedged items At 31 March 2018[d]	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	12,504	1,222	(608)	101	347	(333)
US dollar step up interest on US denominated borrowings[b]	143	–	(6)	(29)	13	3
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	1,989	26	(14)	(13)	8	53

Total cash flow hedges	14,636	1,248	(628)	59	368	(277)

Deferred tax		–	–	(22)
Derivatives not in a designated hedge relationship		261	(209)	–

Carrying value on the balance sheet		1,509	(837)	37

Hedged items At 31 March 2017[d]	Notional principal £m	Asset £m	Liability £m	Balance in cash flow hedge related reserves (gain)/loss £m	Fair value (gain)/loss recognised in OCI £m	Amount recycled from cash flow hedge related reserves to P&L £m
Sterling, euro and US dollar denominated borrowings[a]	10,041	1,845	(621)	87	(800)	938
US dollar step up interest on US denominated borrowings[b]	146	5	(2)	(45)	(21)	4
Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies[c]	2,327	75	(18)	(74)	(63)	(4)

Total cash flow hedges	12,514	1,925	(641)	(32)	(884)	938

Deferred tax		–	–	(95)
Derivatives not in a designated hedge relationship		321	(262)	–

Carrying value on the balance sheet		2,246	(903)	(127)

[a]

Sterling, euro and US dollar denominated borrowings are hedged using cross currency swaps and interest rate swaps. Amounts recycled to the profit and loss are presented within other operating costs and finance expense.

[b]	US dollar step up interest on US denominated borrowings are hedged using forward currency contracts. Amounts recycled to profit and loss are presented within finance expense.
[c]

Foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies are hedged using forward currency contracts. Amounts recycled to profit and loss in respect of these items are presented within cost of sales and other operating costs.

[d]	We have presented comparatives to this information, now required by IFRS7 following the adoption of IFRS9, for 31 March 2018 and 31 March 2017.

All cash flow hedges were effective in the period.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

26. Other reserves

		Other comprehensive income
	Cash flow reserve[a] £m	Fair value reserve[b] £m	Cost of hedging reserve[c] £m	Translation reserve[d] £m	Merger and other reserves £m	Total £m
At 1 April 2016	173	16	–	345	858	1,392
Exchange differences[e]	–	–	–	227	–	227
Net fair value gain on cash flow hedges	884	–	–	–	–	884
Movements in relation to cash flow hedges recognised in income and expense	(938)	–	–	–	–	(938)
Fair value movement on available-for-sale assets	–	(3)	–	–	–	(3)
Tax recognised in other comprehensive income	8	–	–	21	–	29

At 1 April 2017	127	13	–	593	858	1,591

Exchange differences[e]	–	–	–	(188)	–	(188)
Net fair value gain on cash flow hedges	(368)	–	–	–	–	(368)
Movements in relation to cash flow hedges recognised in income and expense	277	–	–	–	–	277
Fair value movement on available-for-sale assets	–	11	–	–	–	11
Tax recognised in other comprehensive income	10	–	–	(9)	–	1
Transfer to realised profit	(83)	–	–	–	–	(83)

At 31 March 2018	(37)	24	–	396	858	1,241

Transfer to cost of hedging reserve	81	–	(81)	–	–	–

At 31 March 2018	44	24	(81)	396	858	1,241

Exchange differences[e]	–	–	–	64	–	64
Net fair value loss on cash flow hedges	168	–	8	–	–	176
Movements in relation to cash flow hedges recognised in income and expense	(31)	–	13	–	–	(18)
Fair value movement on assets at fair value through other comprehensive income	–	3	–	–	–	3
Tax recognised in other comprehensive income	(37)	–	–	(4)	–	(41)
Transfer to realised profit	–	–	–	–	–	–

At 31 March 2019	144	27	(60)	456	858	1,425

[a]

The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts ‘recognised in income and expense’ include a net charge to the cash flow reserve of £30m (2017/18: credit of £295m, 2016/17: charge of £941m) relating to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.

[b]

The fair value reserve (2018, 2017: available-for-sale reserve) is used to record the cumulative fair value gains and losses on assets classified as fair value through other comprehensive income (2018, 2017: available-for-sale financial assets). The cumulative gains and losses are recycled to the income statement on disposal of the assets.

[c]

The cost of hedging reserve reflects the gain or loss on the portion excluded from the designated hedging instrument that relates to the currency basis element of our cross currency swaps. It is initially recognised in other comprehensive income and accounted for similarly to gains or losses in the cash flow reserve.

[d]

The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative translation differences are recycled to the income statement on disposal of the foreign operation.

[e]	Excludes £(2)m (2017/18: £1m, 2016/17: £10m) of exchange differences in relation to retained earnings attributed to non-controlling interests.

27. Directors’ emoluments and pensions

The directors at 31 March 2019 were Simon Lowth and Neil Harris who served throughout 2018/19 and Ulrica Fearn, who was appointed on 1 June 2018. Patrick Bradley served as a director until 31 August 2018 and Glyn Parry served as a director until 12 December 2018.

For the year ended 31 March 2019 the aggregate emoluments of the directors excluding deferred bonuses of £451,000 (2017/18: £319,000) was £2,973,000 (2017/18: £2,525,000). Deferred bonuses are payable in 5p ordinary shares of BT Group plc in three years’ time subject to continuous employment.

Retirement benefits were accruing to no directors (2017/18: none) under a money purchase scheme.

During the year no director exercised options (2017/18: none) under BT Group share option plans. Five directors who held office for the whole or part of the year (2017/18: six) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares which vested to directors during the year under BT long-term incentive plans was £35,000 (2017/18: £179,000).

The emoluments of the highest paid director excluding his deferred bonus of £327,000 (2017/18: £302,400) were £1,606,000 (2017/18: £1,538,000). He is entitled to receive 3,148,023 BT Group plc 5p ordinary shares under BT long-term incentive plans subject to continuous employment and in some cases to certain performance conditions being met.

Included in the above aggregate emoluments are those of Simon Lowth who is also a director of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amount of total emoluments received by him between his services as director of the company and his services as director of BT Group plc.

The emoluments of the directors are calculated in accordance with the statutory provisions applicable to the company.

122 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

28. Related party transactions

Key management personnel comprise executive and non-executive directors and members of the BT Group plc Executive Committee as well as the directors of the company. Compensation of key management personnel is disclosed in note 7.

Amounts paid to the group’s retirement benefit plans are set out in note 19.

British Telecommunications plc and certain of its subsidiaries act as a funder and deposit taker for cash related transactions for both its parent and ultimate parent company. The loan arrangements described below with these companies reflect this. Cash transactions usually arise where the parent and ultimate parent company are required to meet their external payment obligations or receive amounts from third parties. These principally relate to the payment of dividends, the buyback of shares, the exercise of share options and the issuance of ordinary shares. Transactions between the ultimate parent company, parent company and the group are settled on both a cash and non-cash basis through these loan accounts depending on the nature of the transaction.

In 2001/02 the group demerged its former mobile phone business and as a result BT Group plc became the listed ultimate parent company of the remaining group. The demerger steps resulted in the formation of an intermediary holding company, BT Group Investments Limited, between BT Group plc and British Telecommunications plc. This intermediary company held an investment of £18.5bn in British Telecommunications plc which was funded by an intercompany loan facility with British Telecommunications plc.

A dividend of £2,500m (2017/18: £nil) was settled on 22 May 2018 with the parent company in relation to the year ended 31 March 2018. A dividend of £1,575m has been declared in relation to the year ended 31 March 2019. This was declared after 31 March 2019 so no liability (amount owed to parent company) is recorded in these financial statements. See note 12 and the group statement of changes in equity.

The loan facilities with both the parent company and ultimate parent company accrue interest at a rate of LIBOR plus 102.5 basis points, and are subject to an overall maximum of £35bn and £10bn respectively. The parent company currently finances its obligations on the loan as they fall due through dividends paid by the company.

In 2015/16 the ultimate parent company of the group raised £1.0bn from an equity placing and entered into an additional intercompany loan agreement with British Telecommunications plc for this amount. This amount was raised to support BT Group plc’s planned acquisition of EE.

A summary of the balances with the parent and ultimate parent companies and the finance income or expense arising in respect of these balances is set out below:

		2019		2018		2017
	Notes	Asset (liability) at 31 March £m	Finance income (expense) £m	Asset (liability) at 31 March £m	Finance income (expense) £m	Asset (liability) at 31 March £m	Finance income (expense) £m
Amounts owed by (to) parent company
Loan facility – non-current assets investments	21,24	10,436	211	10,318	169	10,191	191
Loan facility – current asset investments	21	211	n/a	168	n/a	192	n/a
Trade and other payables	17	(55)	n/a	(50)	n/a	(63)	n/a

Amounts owed by (to) ultimate parent company[a]
Non-current assets investments	21,24	3,029	61	2,983	34	1,371	28
Non-current liabilities loans	23	(1,061)	(43)	(1,044)	(18)	(1,024)	(25)
Trade and other receivables	16	16	n/a	15	n/a	25	n/a
Trade and other payables	17	(1)	n/a	–	n/a	–	n/a
Current asset investments	21	61	n/a	34	n/a	28	n/a
Current liabilities loans	23	(1,040)	n/a	(18)	n/a	(159)	n/a

[a]

During the year we made cash payments of £1,514m to BT Group plc offset by the receipt of £6m from BT Group plc resulting in net cash outflow of £1,508m. In addition there are non cash movements of £41m on non-current asset investments relating to interest on loans, employee share schemes and tax settlements made by BT plc on behalf of BT Group plc.

29. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2019 £m	2018 £m
Operating lease commitments	6,619	6,597
TV programme rights commitments	2,113	2,823
Capital commitments	1,432	993
Other commitments	253	624

Total	10,417	11,037

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Additional information

29. Financial commitments and contingent liabilities continued

TV programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments were as follows:

Payable in the year ending 31 March:	2019 £m	2018 £m
2019	–	600
2020	755	550
2021	641	513
2022	599	486
2023	555	463
2024	512	449
Thereafter	3,557	3,536

Total future minimum operating lease payments	6,619	6,597

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 13 years (2017/18: 14 years) and rentals are fixed for an average of 13 years (2017/18: 14 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2018 other than those arising in the ordinary course of the group’s business and on these no material losses are anticipated. We have insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of our operations. Otherwise, the group generally carries its own risks.

Commitments and guarantees

BDUK

Under the Broadband Delivery UK programme, grants received by the group may be subject to reinvestment or repayment to the customer depending on the level of take-up.

Telefónica UK Limited leases

We’ve provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations.

Legal proceedings

The group is involved in various legal proceedings, including actual or threatened litigation, and government or regulatory investigations. However, save as disclosed below, the group does not currently believe that there are any legal proceedings, or government or regulatory investigations that may have a material adverse impact on the operations or financial condition of the group. In respect of each of the claims below, the nature and progression of such proceedings and investigations can make it difficult to predict the impact they will have on the group. There are many reasons why we cannot make these assessments with certainty, including, among others, that they are in early stages, no damages or remedies have been specified, and/or the often slow pace of litigation.

Italian business

US securities class action complaints: The plaintiffs filed a third amended complaint in December 2018. We filed a motion to dismiss that complaint, which plaintiffs opposed. We filed our reply to the plaintiff’s opposition to the motion to dismiss on 11 January 2019. We are awaiting a decision from the US District court.

Italian Authorities: On 11 February 2019 the Milan Public Prosecutor served BT Italia S.P.A. with a notice regarding conclusion of their preliminary investigation. The notice (which named BT Italia, as well as various individuals) records the prosecutor’s view that as at the conclusion of the preliminary investigation there is a basis for proceeding with its case against BT Italia for certain potential offences under articles 5 and 25 of Legislative Decree 231/2001. BT Italia disputes this and maintains in a defence brief filed on 19 April 2019 that it should not be prosecuted. BT Italia is not presently the subject of any formal charge (nor are any of the individuals named in the prosecutor’s notice).

Phones 4U

In December 2016, the administrators of Phones 4U started legal proceedings in the High Court in the United Kingdom against EE, claiming payments under a retail trading agreement for sums then due in respect of revenues (net of costs) from certain customers prior to Phones 4U entering administration. This sharing of revenue under the retail trading agreement was due to continue until September 2019, with related payments continuing until April 2021. On May 2018 we reached a confidential agreement with the administrators of Phones 4U to settle this matter. This settlement is in line with the accruals we held to cover potential payments required by EE.

Since 2015 the administrators of Phones 4U Limited have made allegations that EE and other mobile network operators colluded to procure Phones 4U’s insolvency. During the year proceedings were issued for an unquantified amount by the administrators and in April 2019 we submitted our defence to this claim. We continue to dispute these allegations vigorously.

124 British Telecommunications plc	Annual Report 2019

Notes to the consolidated financial statements continued

29. Financial commitments and contingent liabilities continued

Brazilian tax claims

The Brazilian state tax authorities have made tax demands on the exchange of goods and services (ICMS) and regulatory assessments (FUST/FUNTTEL) against certain Brazilian subsidiaries. These are indirect taxes imposed on the provision of telecommunications services in Brazil. The state tax and regulatory authorities are seeking to impose ICMS and FUST/FUNTTEL on revenue earned on activities that the company does not consider as being part of the provision of telecommunications services, such as equipment rental and managed services. We have disputed the basis on which ICMS and FUST/FUNTTEL are imposed and, in the case of ICMS, have challenged the rate which the tax authorities are seeking to apply.

We currently have 33 ICMS cases with a current potential value of £204m (as at the end of March 2019). This is the assessed amount for all cases spanning the period from 1998 to 2012 (plus one outlier case for the period 2013 to 2016 in the state of Minas Gerais and one case for the period 2014 to 2015 in the state of Amazonas). There are currently 56 FUST/FUNTTEL cases with a known overall liability of £19m; with a further £4m estimated (as at the end of April 2019). The judicial process is likely to take many years. There are eight ICMS cases worth approximately £55m which are at an advanced stage. These are currently pending before the Sao Paulo Court of Appeal. We are waiting for the Reporting Judge to schedule the trial hearing and expect to have a date soon, following the February judicial recess.

Regulatory matters

In respect of regulatory risks, the group provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Estimates are used in assessing the likely value of the regulatory risk. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Northern Ireland Public Sector Shared Network contract

On 4 April 2019 Ofcom opened an investigation into whether the award of the Public Sector Shared Network contract for Northern Ireland to BT complied with relevant significant market power conditions. We are cooperating with Ofcom’s investigation.

Other regulatory matters

We hold provisions reflecting management’s estimates of regulatory risks across a range of issues, including price and service issues. The precise outcome of each matter depends on whether it becomes an active issue, and the extent to which negotiation or regulatory decisions will result in financial settlement.

30. Post balance sheet events

Spectrum Annual Licence Fee restitution claim

Annual fees for 1800MHz spectrum have increased from 31 January 2019 following Ofcom’s final statement and introduction of new fees regulations in December 2018. The Group has sought, through legal proceedings, repayment of overpaid fees that were charged during the period 2015-2017 under the previous 2015 fees regulations that were quashed by the Court of Appeal in 2017. On 17 May 2019, the Commercial Court handed down its judgment in the favour of the Group and the Group received a payment of £87m on 21 May 2019. Ofcom has obtained permission to appeal the judgment to the Court of Appeal, the appeal will likely be heard in late 2020.

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Financial Statements of British Telecommunications plc parent company balance sheet British Telecommunications plc parent company balance sheet Registered number 01800000

At 31 March	Notes	2019 £m	2018 (Restated)[a] £m
Non-current assets
Intangible assets	4	2,076	2,031
Property, plant and equipment	5	14,842	13,995
Derivative financial instruments	20	1,481	1,312
Investments in subsidiary undertakings, associates and joint ventures	6	19,192	23,889
Other investments	7	14,730	14,805
Trade and other receivables	9	200	134
Contract assets[b]		15	–
Deferred tax assets	17	1,172	1,127

		53,708	57,293

Current assets
Programme rights	8	310	272
Inventories		106	72
Trade and other receivables	9	1,915	2,300
Contract assets[b]		265	–
Current tax receivables		646	217
Derivative financial instruments	20	113	201
Other investments	7	5,293	5,748
Cash and cash equivalents[c]		1,445	288

		10,093	9,098

Current liabilities
Loans and other borrowings	10	14,854	18,494
Derivative financial instruments	20	48	50
Trade and other payables	11	3,684	4,239
Contract liabilities[b]		797	–
Provisions	13	280	428

		19,663	23,211

Total assets less current liabilities		44,138	43,180

Non-current liabilities
Loans and other borrowings	10	17,613	14,916
Derivative financial instruments	20	892	787
Contract liabilities[b]		96	–
Retirement benefit obligations	17	6,740	6,434
Other payables	12	1,974	1,888
Deferred taxation	13	966	918
Provisions	13	304	291

		28,585	25,234

Equity
Ordinary shares		2,172	2,172
Share premium		8,000	8,000
Other reserves	14	824	703
Retained earnings[d]		4,557	7,071

Equity shareholder’s funds		15,553	17,946

		44,138	43,180

[a]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note 1 to the company financial statements.
[b]	Contract assets and contract liabilities arise following adoption of IFRS 15 on 1 April 2018. See note 1 to the company financial statements.
[c]	Includes cash of £310m (2017/18: £232m) and cash equivalents of £1,135m (2017/18: £56m).
[d]

As permitted by Section 408(3) of the Companies Act 2006, no income statement of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £1,614m (2017/18: £2,057m) before dividends paid of £2,500m (2017/18: £nil).

The financial statements of the company on pages 125 to 147 were approved by the Board of Directors on 29 May 2019 and were signed on its behalf by

Simon Lowth

Director

126 British Telecommunications plc	Annual Report 2019

Parent company statement of changes in equity

	Notes	Share capital[a] £m	Share premium account[b] £m	Other reserves[c] £m	Retained earnings £m	Total equity £m
At 1 April 2017		2,172	8,000	857	3,478	14,507
Profit for the year[d]		–	–	–	2,057	2,057
Actuarial gain	17	–	–	–	2,142	2,142
Tax on actuarial gain		–	–	–	(365)	(365)
Share-based payments		–	–	–	71	71
Tax on share-based payments		–	–	–	(1)	(1)
Tax on items taken directly to equity	14	–	–	12	–	12
Net fair value loss on cash flow hedges	14	–	–	(360)	–	(360)
Dividends[d]		–	–	–	–	–
Transferred to the income statement	14	–	–	277	–	277
Transfer to realised profit	14	–	–	(83)	83	–
Other		–	–	–	(1)	(1)

At 31 March 2018		2,172	8,000	703	7,464	18,339

Pension restatement[e]		–	–	–	(393)	(393)

At 31 March 2018 - restated		2,172	8,000	703	7,071	17,946
IFRS opening balance adjustment	1	–	–	–	(16)	(16)
Tax on IFRS opening balance adjustment	1	–	–	–	3	3

At 1 April 2018		2,172	8,000	703	7,058	17,933
Profit for the year[d]		–	–	–	1,614	1,614
Actuarial loss	17	–	–	–	(2,055)	(2,055)
Tax on actuarial loss		–	–	–	377	377
Share-based payments		–	–	–	57	57
Tax on share-based payments		–	–	–	1	1
Tax on items taken directly to equity	14	–	–	(38)	–	(38)
Net fair value gain on cash flow hedges	14	–	–	176	–	176
Dividends[d]		–	–	–	(2,500)	(2,500)
Transferred to the income statement	14	–	–	(17)	–	(17)
Unclaimed dividends over 10 years		–	–	–	5	5

At 31 March 2019		2,172	8,000	824	4,557	15,553

[a]	The allotted, called up and fully paid ordinary share capital of the company at 31 March 2019 and 31 March 2018 was £2,172m representing 8,689,755,905 ordinary shares of 25p each.
[b]	The share premium account, representing the premium on allotment of shares, is not available for distribution.
[c]	A breakdown of other reserves is provided in note 14.
[d]

As permitted by Section 408(3) of the Companies Act 2006, no income statement of the company is presented. The company’s profit for the financial year including dividends received from subsidiary undertakings was £1,614m (2017/18: £2,057m) before dividends paid of £2,500m (2017/18: £nil).

[e]	Certain results have been restated to reflect the update to the calculation of our IAS 19 accounting valuation of retirement benefit obligations. See note1 to the company financial statements.

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British Telecommunications plc parent company accounting policies

1. Basis of preparation

Preparation of the financial statements

The term ‘company’ refers to British Telecommunications plc. These separate financial statements of the company (‘us’, ‘we’ or ‘our’) have been prepared in accordance with the Companies Act 2006 as applicable to companies using Financial Reporting Standard 100 (FRS 101).

The company meets the definition of a qualifying entity under FRS 100. Accordingly, these financial statements have been prepared in accordance with FRS 101 “Reduced disclosure framework”.

FRS 101 involves the application of International Financial Reporting Standards (IFRS) with a reduced level of disclosure.

The financial statements are prepared on a going concern basis and on the historical cost basis, except for certain financial and equity instruments that have been measured at fair value. The financial statements are presented in sterling, the functional currency of the company.

The financial statements have been prepared on a consistent basis with the prior year with the exception of the following items:

Exemptions

As permitted by Section 408(3) of the Companies Act 2006, the company’s income statement has not been presented.

The company has applied the exemptions available under FRS 101 in respect of the following disclosures:

•	The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 ‘Share-based Payments’ in relation to group-settled share-based payments.

•	The requirements of IFRS 7 ‘Financial Instruments: Disclosures’.

•	The requirements of paragraphs 91 to 99 of IFRS 13 ‘Fair Value Measurement’.

•

The requirement in paragraph 38 of IAS 1 ‘Presentation of Financial Statements’ to present comparative information in respect of: (i) paragraph 79(a)(iv) of IAS 1 ‘Presentation of Financial Statements’; (ii) paragraph 73(e) of IAS 16 ‘Property, Plant and Equipment’; and (iii) paragraph 118(e) of IAS 38 ‘Intangible Assets’.

•	The following paragraphs of IAS 1 ‘Presentation of Financial Statements’:

•	10(d) (statement of cash flows);

•	10(f) (third statement of financial position);

•	16 (statement of compliance with all IFRS);

•	38A (requirement for minimum of two primary statements including cash flow statements);

•	38B-D (additional comparative information);

•	40A-D (third statement of financial position);

•	111 (cash flow statement information); and

•	134 to 136 (capital management disclosures).
•	The requirements of IAS 7 ‘Statement of Cash Flows’.

•	The requirements of paragraph 17 of IAS 24 ‘Related Party Disclosures’.

•

The requirements in IAS 24 ‘Related Party Disclosures’ to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

•	The requirements of paragraphs 130(f)(ii), 130(f)(iii), 134(d) to 134(f) and 135(c) to 135(e) of IAS 36 ‘Impairment of Assets’.

•	The requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

•	IFRS 13 fair value measurement.

•	The requirements of the second sentence of paragraph 110 and from paragraphs 113a,114,115,118,119(a) to (c),120 to 127 and 129 of IFRS 15 ‘Revenue from Contracts with Customers’.

The company intends to continue to take advantage of these exemptions in future years.

Where required, equivalent disclosures have been given in the group accounts of British Telecommunications plc (BT plc).

New and amended accounting standards effective during the year

The following standards have been adopted during the year and have a significant impact on the financial statements.

IFRS 15 ‘Revenue from Contracts with Customers’

Background

IFRS 15 sets out the requirements for recognising revenue and costs from contracts with customers and includes extensive disclosure requirements. It replaced IAS 18 ‘Revenue’ and related interpretations. The standard requires us to apportion revenue earned from contracts to individual promises, or performance obligations, on a relative stand-alone selling price basis, based on a five-step model.

Transition

We chose to adopt IFRS 15 using the cumulative effect method. Under this transition method:

•	the standard has been applied only to contracts in progress but not completed as at 1 April 2018

•	for contracts that were modified before 1 April 2018, the aggregate effect of all of the modifications that occurred before this date are reflected as at 1 April 2018

•

prior year comparatives have not been restated for the effect of IFRS 15 and continue to be reported under IAS 18. Instead our 1 April 2018 opening retained earnings have been adjusted for the full cumulative impact of adopting the standard.

Financial Impact

The impact on transition at 1 April 2018 is a cumulative decrease in retained earnings of £15m before tax (£12m after tax). The opening balance adjustment arising from implementation of IFRS 15 is presented at the end of this note.

128 British Telecommunications plc	Annual Report 2019

British Telecommunications plc parent company accounting policies continued

1. Basis of preparation continued

The following table shows, for the year ended 31 March 2019, the impact had the IFRS 15 standard not been adopted on the items affected for the balance sheet.

As at 31 March 2019	As reported (IFRS 15) £m	Adjustments £m	Amounts without adoption of IFRS 15 (IAS 18) £m

Non-current assets
Contract assets	15	(15)	–
Trade and other receivables	200	(68)	132

Current assets
Contract assets	265	(265)	–
Trade and other receivables	1,915	229	2,144
Current tax receivable	646	13	659

Current liabilities
Trade and other payables	3,684	828	4,512
Contract liabilities	797	(797)	–

Total assets less current liabilities	44,138	(137)	44,001

Non-current liabilities
Other payables	1,974	15	1,989
Contract liabilities	96	(96)	–

Equity
Retained profit	4,557	(56)	4,501

Total equity and non-current liabilities	44,138	(137)	44,001

IFRS 9 ‘Financial Instruments’

IFRS 9 sets out requirements for classification, measurement, impairment and de-recognition of financial assets and liabilities, and includes a new hedge accounting model. It replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. The standard has not had a material impact on our results, with the key impacts set out below.

Impairment of financial assets

We have revised the methodologies we use to impair financial assets to reflect the forward-looking ‘expected credit loss’ model introduced by IFRS 9, in contrast to the backward-looking ‘incurred credit loss’ model used under IAS 39. As a result we now recognise a loss allowance for all expected credit losses on initial recognition of financial assets, including trade receivables and the contract assets recognised on transition to IFRS 15. Providing for loss allowances on our existing financial assets has not had a material impact on the financial statements.

Classification of financial instruments

IFRS 9 introduces new categories of financial instrument: fair value through profit and loss, fair value through other comprehensive income, and amortised cost. These replace the IAS 39 categories of fair value through profit and loss, available-for-sale, loans and receivables, and held-to-maturity.

We have reclassified our financial instruments based on these new categories. Certain investments in liquidity funds, disclosed in note 7, were classified as available-for-sale under IAS 39 but have been reclassified to amortised cost under IFRS 9, because they are held to collect contractual cash flows. All other financial instruments classified as available-for-sale under IAS 39, including all equity instruments, have been reclassified as fair value through other comprehensive income under IFRS 9. All financial instruments previously classified as loans and receivables and held-to-maturity under IAS 39, including amounts owed by and due to group and parent undertakings, have been reclassified as amortised cost under IFRS 9. The classification of all instruments classified as fair value through profit and loss under IAS 39 is unchanged under IFRS 9.

Reclassification of liquidity fund investments has not had a material impact on the accounting as they are short-term in nature and amortised cost can reasonably be expected to equate to fair value. The reclassifications have not changed the accounting for any other instruments and therefore their carrying amounts are unchanged under IFRS 9.

Hedging

We have chosen to adopt the IFRS 9 hedge accounting requirements because they enable us to our align hedge accounting more closely with our risk management activities in the future. Adoption of the revised requirements has had no impact on the effectiveness of our existing hedges, however it has been necessary for us to revise hedge documentation to ensure compliance with enhanced IFRS 9 documentation requirements.

We have taken the exemption not to restate comparative information for prior periods with respect to classification and measurement requirements, including the move to the expected credit loss model. Consequently, we have not restated prior period comparatives on adoption of IFRS 9.

Other standards

The following amended standards and interpretations were also effective during the year, however they have not had a significant impact on the company financial statements.

•	Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2)

•	Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts (Amendments to IFRS 4)

•	Transfers of investment property (Amendments to IAS 40)

•	Annual Improvements to IFRS Standards 2014–2016 Cycle – various standards

•	IFRIC 22 Foreign currency transactions and advance consideration

British Telecommunications plc	Annual Report 2019

Strategic report

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Additional information

1. Basis of preparation continued

Prior year restatement and opening balance adjustments

Restatement of previously issued financial statements for IAS 19 accounting valuation of retirement benefit obligations

On 27 July 2018 we announced that we had been alerted to an error made by our independent external actuary in the actuary’s calculation of our IAS 19 accounting valuation of retirement benefit obligations at 31 March 2018. Our independent external actuary is employed as an expert to calculate the IAS 19 accounting valuation on behalf of management. The error resulted from the incorrect application of changes to demographic assumptions. Management determined that the error was material with respect to the statement of comprehensive income and would require us to restate the previously issued consolidated financial statements for the year ended 31 March 2018.

The accounting error understated the net pension obligation, after tax, at 31 March 2018 by £393m (£476m gross of deferred tax) and overstated total equity in the balance sheet by £393m. The re-measurement gain of the net pension obligation recorded within the statement of comprehensive income for the year ended 31 March 2018 was overstated by £476m and tax expense on the pension re-measurement was overstated by £83m.

The error has no effect on the income statement or the cash flow statement or any amounts included in the financial statements for the year ending 31 March 2017. It also has no effect on the 2017 triennial funding valuation of the BT Pension Scheme, associated cash contributions or on the pension scheme members.

Opening balance adjustments resulting from implementation of IFRS 15 and IFRS 9

The transition methods we have chosen in applying IFRS 9 and IFRS 15 mean we do not restate comparative information for the impact of these standards. We have instead adjusted the 1 April 2018 balance sheet to reflect the impact on opening retained earnings of recognition of the IFRS 15 contract asset and liability, and for the IFRS 9 expected loss allowance.

Impact of restatement and opening balance adjustments

Set out below is the impact of these items on the company balance sheet. They are already reflected in the statement of changes in equity as presented on page 126.

	At 31 March 2018 (as published) £m	Pension restatement £m	At 31 March 2018 (restated) £m	IFRS 9 & 15 opening balance adjustment £m	At 1 April 2018 £m
Non-current assets
Intangible assets	2,031	–	2,031		2,031
Property, plant and equipment	13,995	–	13,995		13,995
Trade and other receivables	134	–	134	73	207
Contract assets	–	–	–	32	32
Deferred tax assets	1,044	83	1,127		1,127
Other non-current assets	40,006	–	40,006		40,006

	57,210	83	57,293	105	57,398

Current assets			–		–
Trade and other receivables	2,300	–	2,300	(63)	2,237
Contract assets	–	–	–	205	205
Cash and cash equivalents	288	–	288		288
Other current assets	6,510	–	6,510		6,510

	9,098	—	9,098	142	9,240

Current liabilities			–		–
Loans and other borrowings	18,494	–	18,494		18,494
Trade and other payables	4,239	–	4,239	(444)	3,795
Contract liabilities	–	–	–	614	614
Current tax liabilities	–	–	–		–
Other current liabilities	478	–	478	(2)	476

	23,211	–	23,211	168	23,379

Total assets less current liabilities	43,097	83	43,180	79	43,259

Non-current liabilities			–		–
Loans and other borrowings	14,916	–	14,916		14,916
Contract liabilities	–	–	–	127	127
Retirement benefit obligations	5,958	476	6,434		6,434
Other non-current liabilities	3,884	–	3,884	(35)	3,849

	24,758	476	25,234	92	25,326

Equity			–		–
Share capital	2,172	–	2,172		2,172
All other reserves	8,703	–	8,703		8,703
Retained profit	7,464	(393)	7,071	(13)	7,058

Total equity	18,339	(393)	17,946	(13)	17,933

	43,097	83	43,180	79	43,259

130 British Telecommunications plc	Annual Report 2019

British Telecommunications plc parent company accounting policies continued

2. Critical accounting estimates and key judgements

The preparation of financial statements in conformity with FRS 101 requires the use of accounting estimates and assumptions. It also requires management to exercise its judgement in the process of applying our accounting policies. We continually evaluate our estimates, assumptions and judgements based on available information and experience. As the use of estimates is inherent in financial reporting, actual results could differ from these estimates. Management has discussed its critical accounting estimates and associated disclosures with the British Telecommunications plc board. The areas involving a higher degree of judgement or complexity are described in the applicable notes to the financial statements. Critical accounting estimates and key judgements can be identified throughout the notes by the following symbol.

•	Current and deferred income tax, see note 13 (E).

•	Goodwill, see note 4 (E).

•	Government grants relating to Broadband Delivery UK (BDUK) contracts, see note 11 (J).

•	Provisions and contingent liabilities, see note 13 (E, J).

•	Pension obligations, see note 17 (E, J).

•	Valuation of intercompany loan receivables, see note 7 (J).

3. Significant accounting policies that apply to the overall financial statements

The significant accounting policies applied in preparation of our financial statements are set out below. Other significant accounting policies applicable to a particular area are disclosed in the relevant note. We have applied all policies consistently to all the years presented, unless otherwise stated.

Inventories

Network maintenance equipment and equipment to be sold to customers are stated at the lower of cost or net realisable value, taking into account expected revenue from the sale of packages comprising a mobile handset and a subscription. Cost corresponds to purchase or production cost determined by either the first in first out (FIFO) or average cost method.

Government grants

Government grants are recognised when there is reasonable assurance that the conditions associated with the grants have been complied with and the grants will be received.

Grants for the purchase or production of property, plant and equipment are deducted from the cost of the related assets and reduce future depreciation expense accordingly. Grants for the reimbursement of operating expenditure are deducted from the related category of costs in the income statement. Estimates and judgements applied in accounting for government grants received in respect of the BDUK programme and other rural superfast broadband contracts are described in note 11.

Once a government grant is recognised, any related deferred income is treated in accordance with IAS 20 ‘Accounting for Government Grants and Disclosure of Government Assistance’.

Foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of transactions and the translation of monetary assets and liabilities denominated in foreign currencies at period end exchange rates are recognised in the income statement line which most appropriately reflects the nature of the item or transaction.

Research and development

Research expenditure is recognised in the income statement in the period in which it is incurred. Development expenditure, including the cost of internally developed software, is recognised in the income statement in the period in which it is incurred unless it is probable that economic benefits will flow to the group from the asset being developed, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet.

Capitalisation ceases when the asset being developed is ready for use. Research and development costs include direct and indirect labour, materials and directly attributable overheads.

Leases

Under IAS 17, the determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and whether the arrangement conveys the right to use the asset.

Leases of property, plant and equipment where we hold substantially all the risks and rewards of ownership are classified as finance leases. Finance lease assets are capitalised at the commencement of the lease term at the lower of the present value of the minimum lease payments or the fair value of the leased asset. The obligations relating to finance leases, net of finance charges in respect of future periods, are recognised as liabilities. Leases are subsequently measured at amortised cost using the effective interest method.

Leases where a significant portion of the risks and rewards are held by the lessor are classified as operating leases. Rentals are charged to the income statement on a straight line basis over the period of the lease.

Share-based payments

The ultimate parent of BT plc, BT Group plc, operates a number of equity settled share-based arrangements, as detailed in note 20 to the BT plc consolidated financial statements, under which the company receives services from employees as consideration for equity instruments (share options and shares) of BT Group plc. In the company’s separate financial statements these are also accounted for as equity settled.

Equity settled share-based payments are measured at fair value at the date of grant. Market-based performance criteria and non-vesting conditions (for example, the requirement for employees to make contributions to the share purchase programme) are reflected in this measurement of fair value. The

British Telecommunications plc	Annual Report 2019

Strategic report

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Additional information

3. Significant accounting policies that apply to the overall financial statements continued

fair value determined at the grant date is recognised as an expense on a straight line basis over the vesting period, based on the company’s estimate of the options or shares that will eventually vest and adjusted for the effect of non market-based vesting conditions. Fair value is measured using either the Binomial options pricing model or Monte Carlo simulations, whichever is more appropriate to the share-based payment arrangement.

Service and performance conditions are vesting conditions. Any other conditions are non-vesting conditions which have to be taken into account to determine the fair value of equity instruments granted. In the case that an award or option does not vest as a result of a failure to meet a non-vesting condition that is within the control of either counterparty, this is accounted for as a cancellation. Cancellations are treated as accelerated vesting and all remaining future charges are immediately recognised in the income statement. As the requirement to save under an employee saveshare arrangement is a non-vesting condition, employee cancellations, other than through a termination of service, are treated as an accelerated vesting.

No adjustment is made to total equity for awards that lapse or are forfeited after the vesting date.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and current balances with banks and similar institutions, which are readily convertible to cash and are subject to insignificant risk of changes in value and have an original maturity of three months or less. Bank overdrafts are included within loans and other borrowings, in current liabilities on the balance sheet.

Dividends

Dividend distributions are recognised as a liability in the year in which the dividends are approved by the board. Interim dividends are therefore recognised when they are paid; final dividends when authorised by the board.

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4. Intangible assets

Significant accounting policies that apply to intangible assets

We recognise identifiable intangible assets that we control the asset, it is probable that future economic benefits attributable to the asset will flow to the company, and we can reliably measure the cost of the asset. We amortise all intangible assets, other than goodwill, over their useful economic life. The method of amortisation reflects the pattern in which the assets are expected to be consumed. If the pattern cannot be determined reliably, the straight line method is used.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the company’s share of the identifiable net assets (including intangible assets) of the acquired business.

Goodwill recognised in a business combination does not generate cash flows independently of other assets or groups of assets. As a result, the recoverable amount, being the value in use, is determined at a cash generating unit (CGU) level. The CGUs of the group headed by the company are legacy BT Consumer, EE, Enterprise and Global Services. These CGUs represent the lowest level at which it is possible to identify largely independent cash flows and at which the goodwill is monitored for internal management purposes.

The value in use of the CGU is determined using cash flow projections derived from financial plans approved by the BT Group plc board covering a five-year period. They reflect management’s expectations of revenue, EBITDA growth, capital expenditure, working capital and operating cash flows, based on past experience and future expectations of business performance. Cash flows beyond the fifth-year have been extrapolated using perpetuity growth rates.

Goodwill in the company’s separate financial statements relates to the excess of cost over the value of the company’s share of the identifiable net assets acquired where the company has purchased a business. The amount forms a small portion of the goodwill recognised in the BT plc’s consolidated accounts and as such we rely on the impairment assessment performed at a BT plc consolidated level to support the valuation of goodwill in the company’s separate financial statements. Below we discuss the critical accounting estimates and assumptions made for BT plc’s consolidated impairment assessment to the extent that they are relevant to the company’s standalone financial statements. For further information including details of the sensitivities applied please see note 13 to the consolidated accounts.

Telecommunications licences

Licence fees paid to governments, which permit telecommunications activities to be operated for defined periods, are initially recorded at cost and amortised from the time the network is available for use to the end of the licence period or where our usage can extend beyond the initial licence period, over the period we expect to benefit from the use of the licences, which is typically 20 years.

Computer software

Computer software comprises computer software licences purchased from third parties, and also the cost of internally developed software. Computer software licences purchased from third parties are initially recorded at cost.

Costs directly associated with the production of internally developed software, including direct and indirect labour costs of development, are capitalised only where it is probable that the software will generate future economic benefits, the cost of the asset can be reliably measured and technical feasibility can be demonstrated, in which case it is capitalised as an intangible asset on the balance sheet. Costs which do not meet these criteria and research costs are expensed as incurred.

The company’s development costs which give rise to internally developed software include upgrading the network architecture or functionality and developing service platforms aimed at offering new services to the company’s customers.

Other

Other intangible assets include website development costs and other licences. Items are capitalised at cost and amortised on a straight line basis over their useful economic life or the term of the contract.

Estimated useful economic lives

The estimated useful economic lives assigned to the principal categories of intangible assets are as follows:

– Computer software	2 to 10 years
– Telecommunications licences	2 to 20 years

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4. Intangible assets continued

Impairment of intangible assets

Intangible assets with finite useful lives are tested for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test in performed, the recoverable amount is assessed by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant cash generating unit and the fair value less costs to dispose.

Goodwill is reviewed for impairment at least annually as described in the section below. Impairment losses are recognised in the income statement, as a specific item. If a cash generating unit is impaired, impairment losses are allocated firstly against goodwill, and secondly on a pro-rata basis against intangible and other assets.

Critical accounting estimates made in reviewing goodwill for impairment

Our value in use calculations require estimates in relation to uncertain items, including management’s expectations of future revenue growth, operating costs, profit margins, operating cash flows, and the discount rate for the CGU.

Future cash flows used in the value in use calculations are based on our latest BT Group plc Board approved five-year financial plans. Expectations about future growth reflect the expectations of growth in the markets to which the CGU relates. The future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money. The discount rate used is adjusted for the risk specific to the asset, for which the future cash flow estimates have not been adjusted.

The company is required to test goodwill acquired in a business combination annually for impairment. This was carried out as at 31 December 2018. The carrying value of goodwill and the key assumptions used in performing the annual impairment assessment and sensitivities are disclosed below. There is no reasonably possible change in assumption which would cause an impairment.

	Software £m	Goodwill £m	Telecoms licences £m	Other £m	Total £m

Cost
At 1 April 2018	5,192	530	202	23	5,947
Additions	552	–	–	–	552
Disposals and adjustments	(749)	–	–	–	(749)

At 31 March 2019	4,995	530	202	23	5,750

Accumulated amortisation
At 1 April 2018	3,916	–	–	–	3,916
Charge for the year	511	–	–	–	511
Disposals and adjustments	(753)	–	–	–	(753)

At 31 March 2019	3,674	–	–	–	3,674

Net book value
At 31 March 2019	1,321	530	202	23	2,076

At 31 March 2018	1,276	530	202	23	2,031

What discount rate have we used?

The pre-tax discount rates applied to the cash flow forecasts are derived from our post-tax weighted average cost of capital. The assumptions used in the calculation of the group’s weighted average cost of capital are benchmarked to externally available data. The pre-tax discount rate used in performing the value in use calculation in 2018/19 was 8.2% (2017/18: 8.4%).

What growth rates have we used?

The perpetuity growth rates are determined based on the forecast market growth rates of the regions in which the CGU operates, and they reflect an assessment of the long-term growth prospects of that market. The growth rates have been benchmarked against external data for the relevant markets. None of the growth rates applied exceed the expected long-term average growth rates for those markets or sectors. The perpetuity growth rate used was 2.0% (2017/18: 2.0%).

5. Property, plant and equipment

Significant accounting policies that apply to property, plant and equipment

Our property, plant and equipment is included at historical cost, net of accumulated depreciation, government grants and any impairment charges. Property, plant and equipment acquired through business combinations are initially recorded at fair value and subsequently accounted for on the same basis as our existing assets. We derecognise items of property, plant and equipment on disposal or when no future economic benefits are expected to arise from the continued use of the asset. The difference between the sale proceeds and the net book value at the date of disposal is recognised in operating costs in the income statement.

Included within the cost of network infrastructure and equipment are direct and indirect labour costs, materials and directly attributable overheads.

We depreciate property, plant and equipment on a straight line basis from the time the asset is available for use, to write off the asset’s cost over the estimated useful life taking into account any expected residual value. Freehold land is not depreciated.

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5. Property, plant and equipment continued

The estimated useful lives assigned to principal categories of assets are as follows:

Land and buildings
– Freehold buildings	14 to 50 years
– Short-term leasehold improvements	Shorter of 10 years or lease term
– Leasehold land and buildings	Unexpired portion of lease or 40 years, whichever is the shorter

Network infrastructure
Transmission equipment
– Duct	40 years
– Cable	3 to 25 years
– Fibre	5 to 20 years
Exchange equipment	2 to 13 years
Other network equipment	2 to 20 years

Other assets
– Motor vehicles	2 to 9 years
– Computers and office equipment	3 to 7 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life. Residual values and useful lives are reassessed annually and, if necessary, changes are recognised prospectively.

Impairment of property, plant and equipment

We test property, plant and equipment for impairment if events or changes in circumstances (assessed at each reporting date) indicate that the carrying amount may not be recoverable. When an impairment test is performed, we assess the recoverable amount by reference to the higher of the net present value of the expected future cash flows (value in use) of the relevant asset and the fair value less costs to dispose. If it is not possible to determine the recoverable amount for the individual asset then we assess impairment by reference to the relevant cash generating unit as described in note 4.

	Land and buildings £m	Network infrastructure[a] £m	Other[b] £m	Assets in course of construction £m	Total £m

Cost
At 1 April 2018	478	44,464	1,261	731	46,934
Additions	–	12	84	2,431	2,527
Transfers	10	2,396	–	(2,406)	–
Disposals and adjustments	22	(1,438)	(181)	(4)	(1,601)

At 31 March 2019	510	45,434	1,164	752	47,860

Depreciation
At 1 April 2018	271	31,652	1,060	–	32,983
Charge for the year	20	1,639	57	–	1,716
Disposals and adjustments[c]	2	(1,438)	(180)	–	(1,616)

At 31 March 2019	293	31,853	937	–	33,083

Net book value
At 31 March 2019	217	13,581	227	752	14,777
Engineering stores	–	–	–	65	65

Total	217	13,581	227	817	14,842

At 31 March 2018	207	12,812	201	731	13,951
Engineering stores	–	–	–	44	44

Total	207	12,812	201	775	13,995

At 31 March	2019 £m	2018 £m
The net book value of land and buildings comprised:
Freehold	48	41
Leasehold	169	166

Total net book value of land and buildings	217	207

[a]

The net book value of assets held under finance leases included within network infrastructure at 31 March 2019 was £118m (2017/18: £189m). The depreciation charge on those assets for the year ended 31 March 2019 was £55m (2017/18: £95m). Within network infrastructure are assets with net book value of £8.2bn (2017/18: £7.8bn) which have useful economic lives of more than 18 years.

[b]	Other mainly comprises motor vehicles, computers and fixtures and fittings.
[c]

Fully depreciated assets in the company’s fixed asset registers were reviewed during the year, as part of the BT Group plc annual asset verification exercise, and certain assets that were no longer in use have been written out, reducing cost and accumulated depreciation by £1.5bn (2017/18: £1.1bn).

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6. Investments in subsidiary undertakings, associates and joint ventures

Significant accounting policies that apply to investments in subsidiary undertakings, associates and joint ventures

Investments in subsidiary undertakings are stated at cost and reviewed for impairment if there are indicators that the carrying value may not be recoverable. Investments in subsidiary undertakings are derecognised when the company no longer owns the shares of the subsidiary or the subsidiary is dissolved.

	Subsidiary undertakings £m	Associates and joint ventures £m	Total £m

Cost
At 1 April 2018	40,851	152	41,003
Additions[a]	4,132	9	4,141
Disposals[a]	(7,528)	–	(7,528)
Return of capital	(260)	–	(260)

At 31 March 2019	37,195	161	37,356

Provisions and amounts written off
At 1 April 2018	17,114	–	17,114
Additions[a]	4,427	–	4,427
Disposals[a]	(3,377)	–	(3,377)

At 31 March 2019	18,164	–	18,164

Net book value at 31 March 2019	19,031	161	19,192

Net book value at 31 March 2018	23,737	152	23,889

[a]	Additions and disposals principally arise due to transactions undertaken to simplify our legal entity hierarchy.

Details of the company’s subsidiary undertakings are set out on pages 148 to 155.

7. Other investments

Significant accounting policies that apply to other investments

Investments classified as amortised cost

These investments are measured at amortised cost. Any gain or loss on derecognition is recognised in the income statement.

Equity instruments classified as fair value through other comprehensive income

We have made an irrevocable election to present changes in the fair value of equity investments that are not held for trading in other comprehensive income. All gains or losses are recognised in other comprehensive income and are not reclassified to the income statement when the investments are disposed of, aside from dividends which are recognised in the income statement when our right to receive payment is established. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.

Critical accounting judgements made in accounting for other investments

We extend loans to our subsidiaries in order to fund their activities. We regularly consider whether there is an indication of impairment. This involves judgement in reviewing year-end financial position, current year performance, known indicators of future performance and cash-flows, one-off events and contingent liabilities and assets. Based on this if there is an indication that the loan receivable may be impaired we perform an assessment of the recoverable amount and make a provision for the portion that we consider irrecoverable. We exercise judgement in determining whether the loan is fully or partially recoverable, which includes making assumptions regarding the future performance of the subsidiary. These assumptions are normally based on financial plans or through extrapolating current performance taking into account past experience and known future events. A provision of £267m is held against these loans.

IFRS 9 was applied for the first time on 1 April 2018 and introduces new classifications for financial instruments, including investments. Under IAS 39, we classified investments as available-for-sale, and loans and receivables. On transition to IFRS 9 we have reclassified them as fair value through other comprehensive income and amortised cost, as set out in note 1. The current year figures in the following table reflect the classifications under IFRS 9, and the prior year figures reflect the previous classifications under IAS 39. Amounts owed by parent companies, classified as loans and receivables under IAS39, are classified as amortised cost under IFRS9, which has not changed the accounting for these investments.

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At 31 March	2019 £m	2018 £m

Non-current assets
Fair value through other comprehensive income	2	–
Available-for-sale	–	2
Loans to group undertakings	1,263	1,502
Loans to parent undertakings	13,465	13,301

Total non-current investments	14,730	14,805

Current assets
Fair value through other comprehensive income	–	–
Available-for-sale	–	2,575
Investments held at amortised cost	3,212	–
Loans and receivable	–	443
Loans to group undertakings	1,809	2,528
Loans to parent undertakings	272	202

Total current investments	5,293	5,748

Investments held at amortised cost consist of investments previously classified as loans and receivables and relate to money market investments denominated in sterling of £2,687m (2017/18: £416m), in US dollars of £26m (2017/18: £27m) and in euros of £499m (2017/18: £nil). They also include investments in liquidity funds of £2,522m held to collect contractual cash flows. In prior years, investments in liquidity funds (2017/18: £2,575m) were classified as available-for-sale.

Loans to group and parent undertakings total £16,809m (2017/18: £17,533m). These consist of amounts denominated in sterling of £14,763m (2017/18: £14,778m), euros of £1,257m (2017/18: £1,918m), US dollars of £21m (2017/18: £78m) and other currencies of £768m (2017/18: £759m).

8. Programme rights

Significant accounting policies that apply to programme rights

Programme rights are recognised on the balance sheet from the point at which the legally enforceable licence period begins. They are initially recognised at cost and are amortised from the point at which they are available for use, on a straight line basis over the programming period, or the remaining licence term, as appropriate, this is generally 12 months. Programme rights are tested for impairment in accordance with the company’s policy for impairment of non-financial assets set out in note 4.

Additions reflect TV programme rights for which the legally enforceable licence period has started during the year. Rights for which the licence period has not started are disclosed as contractual commitments in note 16. Payments made to receive commissioned or acquired programming in advance of the legal right to broadcast the programmes are classified as prepayments (see note 9).

Programmes produced internally are charged to the income statement over the period of the related broadcast.

Total £m
At 1 April 2017	264
Additions	771
Amortisation	(763)
At 1 April 2018	272
Additions	879
Amortisation	(841)
At 31 March 2019	310

9. Trade and other receivables

Significant accounting policies that apply to trade and other receivables

Recognition of trade and other receivables

We initially recognise trade and other receivables at fair value, which is usually the original invoiced amount. They are subsequently carried at amortised cost using the effective interest method. The carrying amount of these balances approximates to fair value due to the short maturity of amounts receivable.

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9. Trade and other receivables continued

Deferred contract costs

We capitalise certain costs associated with the acquisition and fulfilment of contracts with customers and amortise them over the period that we transfer the associated services. Connection costs are deferred as contract fulfilment costs because they allow satisfaction of the associated connection performance obligation and are considered recoverable. Sales commissions and other third party contract acquisition costs are capitalised as costs to acquire a contract unless the associated contract term is less than 12 months, in which case they are expensed as incurred. Capitalised costs are amortised over the minimum contract term. A portfolio approach is used to determine contract term. To be eligible for capitalisation, costs must be directly attributable to specific contracts, relate to future activity, and generate future economic benefits. Capitalised costs are regularly assessed for recoverability.

Allowance for doubtful debts

We provide services to consumer and business customers, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. Because of this, we recognise an allowance for doubtful debts on initial recognition of receivables, which is deducted from the gross carrying amount of the receivable. The allowance is calculated by reference to credit losses expected to be incurred over the lifetime of the receivable. In estimating a loss allowance we consider historical experience and informed credit assessment alongside other factors such as the current state of the economy and particular industry issues. We consider reasonable and supportable information that is relevant and available without undue cost or effort.

Once recognised, trade receivables are continuously monitored and updated. Allowances are based on our historical loss experiences for the relevant aged category as well as forward-looking information and general economic conditions. Allowances are calculated by individual customer-facing units in order to reflect the specific nature of the customers relevant to that customer-facing unit.

Contract losses

We recognise immediately the entire estimated loss for a contract when we have evidence that the contract is unprofitable. If these estimates indicate that any contract will be less profitable than previously forecast, contract assets may have to be written down to the extent they are no longer considered to be fully recoverable. We perform ongoing profitability reviews of our contracts in order to determine whether the latest estimates are appropriate. Key factors reviewed include:

•	Transaction volumes or other inputs affecting future revenues which can vary depending on customer requirements, plans, market position and other factors such as general economic conditions.

•	Our ability to achieve key contract milestones connected with the transition, development, transformation and deployment phases for customer contracts.

•	The status of commercial relations with customers and the implications for future revenue and cost projections.

•	Our estimates of future staff and third-party costs and the degree to which cost savings and efficiencies are deliverable.

At 31 March	2019 £m	2018 £m
Current receivables
Trade receivables	785	756
Amount owed by group undertakings	542	510
Amount owed by parent undertakings	16	–
Other receivables	141	213
Accrued income	–	417
Deferred contract costs	104	–
Prepayments	327	404

Total current receivables	1,915	2,300

Non-current trade and other receivables[a]	77	134
Deferred contract costs	123	–

Total receivables	2,115	2,434

[a]

Primarily represents prepayments and leasing debtors. Included in prior year comparative is costs relating to the initial set up, transition or transformation phase of long-term networked IT services contracts.

10. Loans and other borrowings

Significant accounting policies that apply to loans and other borrowings

We initially recognise loans and other borrowings at the fair value of amounts received net of transaction costs. They are subsequently measured at amortised cost using the effective interest method and, if included in a fair value hedge relationship, are re-valued to reflect the fair value movements on the associated hedged risk. The resulting amortisation of fair value movements, on de-designation of the hedge, is recognised in the income statement.

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10. Loans and other borrowings continued

The table below gives details of the listed bonds and other debt.

At 31 March	2019 £m	2018 £m
2.35% US$800m bond due February 2019[a]	–	572
1.125% €1,000m bond due June 2019[a]	869	883
8.625% £300m bond due March 2020	300	300
0.625% €1,500m bond due March 2021[a]	1,289	1,309
0.5% €575m bond due June 2022[a]	495	502
1.125% €1,100m bond due March 2023[a]	946	961
0.875% €500m bond due September 2023[a]	430	–
4.5% US$675m bond due December 2023[a]	524	–
1% €575m bond due June 2024[a]	498	506
1% €1,100m bond due November 2024[a]	943	959
3.50% £250m index linked bond due April 2025	433	419
1.75% €1,300m bond due March 2026[a]	1,118	1,137
1.5% €1,150m bond due June 2027[a]	993	1,009
2.125% €500m bond due September 2028[a]	433	–
5.125% US$700m bond due December 2028[a]	542	–
5.75% £600m bond due December 2028	710	721
9.625% US$2,670m bond due December 2030[a] (minimum 8.625%b)	2,096	1,943
3.125% £500m bond due November 2031	502	502
3.64% £330m bond due June 2033	339	–
1.613% £330m index linked bond due June 2033	340	–
6.375% £500m bond due June 2037[a]	522	522
3.883% £330m bond due June 2039	340	–
1.739% £330m index linked bond due June 2039	340	–
3.924% £340m bond due June 2042	350	–
1.774% £340m index linked bond due June 2042	351	–
3.625% £250m bond due November 2047	250	250

Total listed bonds	15,953	12,495

Finance leases	110	112
Finance leases with group undertakings[c]	192	292

Total finance leases	302	404

Loans from group undertakings[c]	15,503	20,020
Other loans	639	474
Bank overdrafts	70	17

Total other loans and borrowings	16,212	20,511

Total loans and borrowings	32,467	33,410

[a]	Designated in a cash flow hedge relationship.
[b]

The interest rate payable on this bond attracts an additional 0.25% for a downgrade by one credit rating by either Moody’s or Standard & Poor’s to the company’s senior unsecured debt below A3/A-respectively. In addition, if Moody’s or Standard & Poor’s subsequently increase the ratings then the interest rate will be decreased by 0.25% for each rating category upgrade by each rating agency. In no event will the interest rate be reduced below the minimum rate reflected in the above table.

[c]

Loans from group undertakings including finance leases are £15,695m (2017/18: £20,312m). These consist of £11,213m (2017/18: £16,336m) denominated in sterling, £2,986m (2017/18: £2,728m) denominated in euros, £733m (2017/18: £306m) denominated in US dollars and £763m (2017/18: £942m) denominated in other currencies. Included within these balances are fixed interest bonds to group undertakings amounting £1,804m (2017/18: £2,362m) denominated in sterling and £16m (2017/18: £484m) denominated in euros with maturities between 2019 and 2025.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated cross-currency and interest rate swaps in hedge arrangements.

Unless previously designated in a fair value hedge relationship, all loans and other borrowings are carried in the company balance sheet and cost. The table above is presented at amortised cost. The fair value of listed bonds is £17,785m (2017/18: £13,871m) and the fair value of finance lease is £354m (2017/18: £439m).

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10. Loans and other borrowings continued

Loans and other borrowings are analysed as follows:

At 31 March	2019 £m	2018 £m

Current liabilities
Listed bonds	1,367	706
Finance leases	3	2
Finance lease with subsidiary undertakings	107	109
Loans from group undertakings	12,668	17,186
Other loans and bank overdrafts	709	491

Total current liabilities	14,854	18,494

Non-current liabilities
Listed bonds	14,586	11,789
Finance leases	107	110
Finance lease with subsidiary undertakings	85	183
Loans from group undertakings	2,835	2,834

Total non-current liabilities	17,613	14,916

Total	32,467	33,410

At 31 March	2019 £m	2018 £m
Repayments falling due as follows:
Within one year, or on demand	14,854	18,494

Between one and two years	1,844	1,282
Between two and three years	489	1,876
Between three and four years	1,666	493
Between four and five years	1,364	1,695
After five years	12,204	9,512

Total due for repayment after more than one year	17,567	14,858

Total repayments	32,421	33,352
Fair value adjustments for hedged risk	46	58

Total loans and other borrowings	32,467	33,410

	Minimum lease payments		Repayment of outstanding lease obligations
At 31 March	2019 £m	2018 £m	2019 £m	2018 £m
Amounts payable under finance leases:
Within one year	127	130	110	111
In the second to fifth years inclusive	143	247	93	192
After five years	135	145	99	101

	405	522	302	404
Less: future finance charges	(103)	(118)	–	–

Total finance lease obligations	302	404	302	404

The company’s obligations under finance leases are secured by the lessors’ title to the leased assets.

11. Current trade and other payables

Significant accounting policies relating to trade and other payables

We initially recognise financial liabilities within trade and other payables at fair value, which is usually the original invoiced amount. We subsequently carry them at amortised cost using the effective interest method.

Key judgements made in accounting for our BDUK contracts

We receive government grants in relation to the Broadband Delivery UK (BDUK) programme and other rural superfast broadband contracts. Where we have achieved certain service levels, or delivered the network more efficiently than anticipated, we have an obligation to either re-invest or repay grant funding. Where this is the case, we assess and defer the income with a corresponding increase in capital expenditure.

Assessing the timing of whether and when we change the estimated take-up assumption is judgemental as it involves considering information which is not always observable. Our consideration on whether and when to change the base case assumption is dependent on our expectation of the long-term take-up trend.

Our assessment of how much grant income to defer includes consideration of the difference between the take-up percentage agreed with the local authority and the likelihood of actual take-up. The value of the government grants deferred is disclosed below.

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11. Current trade and other payables continued

At 31 March	2019 £m	2018 £m

Trade payables	2,040	1,709
Amounts owed to group undertakings	703	581
Amounts owed to parent undertakings	56	50
Other taxation and social security	228	377
Other payables	243	266
Accrued expenses	343	264
Deferred income[a]	71	992

Total	3,684	4,239

[a]	Deferred income includes government grants received or accrued of £15m (2017/18: £16m) and the potential obligation to re-invest or repay grant funding of £51m (2017/18: £132m).

12. Other non-current payables

At 31 March	2019 £m	2018 £m
Other payables[a]	839	852
Deferred income[b]	1,135	1,036

Total	1,974	1,888

[a]	Other mainly relate to operating lease liabilities.
[b]

Deferred income includes government grants received or accrued of £528m (2017/18: £611m) and the potential obligation to re-invest or repay grant funding of £586m (2017/18: £404m). Further information on BDUK grant funding is contained in note 11.

13. Provisions

Our provisions principally relate to obligations arising from property rationalisation programmes, insurance claims, litigation and regulatory risks.

Significant accounting policies that apply to provisions

We recognise provisions when the company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Financial liabilities within provisions are initially recognised at fair value and subsequently carried at amortised cost using the effective interest method. We measure onerous lease provisions at the lower of the cost to fulfil or to exit the contract.

Critical accounting estimates and key judgements made in accounting for provisions

We exercise judgement in determining the timing and quantum of all provisions to be recognised. Our assessment includes consideration of whether we have a present obligation, whether payment is probable and if so whether the amount can be estimated reliably.

As part of this assessment, we also assess the likelihood of contingent liabilities occurring in the future which are not recognised as liabilities on our balance sheet. By their nature, contingencies will be resolved only when one or more uncertain future events occur or fail to occur. We assess the likelihood that a potential claim or liability will arise and also quantify the possible range of financial outcomes where this can be reasonably determined. We’ve disclosed our assessment of contingent liabilities in note 16.

Under our property rationalisation programmes we’ve identified a number of surplus leased properties. Although efforts are being made to sublet this space, this is not always possible. Estimates have been made of the cost of vacant possession and of any shortfall arising from any potential sub-lease income being lower than the lease costs. Any such shortfall is recognised as a provision. We have also made estimates of the costs to restore properties upon vacation where this is required under the lease agreements.

Our regulatory provision represents our best estimate of the cost to settle our present obligation in relation to historical regulatory matters. The charge for the year represents the outcome of management’s re-assessment of the estimates and regulatory risks across a range of issues, including price and service issues. The prices at which certain services are charged are regulated and may be subject to retrospective adjustment by regulators. Estimates are used in assessing the likely value of the regulatory risk.

For all risks, the ultimate liability may vary materially from the amounts provided and will be dependent upon the eventual outcome of any settlement.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

13. Provisions continued

Provisions for liabilities and charges excluding deferred taxation	Property £m	Regulatory £m	Litigation £m	Other[a] £m	Total £m
At 1 April 2018	244	320	48	107	719
Additions	26	58	–	16	100
Unwind of discount	9	–	–	–	9
Utilised or released	(33)	(196)	(1)	(14)	(244)

At 31 March 2019	246	182	47	109	584

[a]	Other provisions include contract loss provisions and amounts provided for legal or constructive obligations arising from insurance claims risks, which will be utilised as the obligations are settled.

Analysed as:

	2019 £m	2018 £m
Current	280	428
Non current	304	291

	584	719

The regulatory provision movement in the year reflects the completion of the majority of deemed consent compensation payments, and new matters arising across a range of issues, including price and service issues, and the re-assessment of other regulatory risks and in light of historical regulatory decisions by Ofcom. The movement has been recorded as a specific item.

Included within ‘Other’ are contract loss provisions of £3m (2017/18: £29m) relating to the anticipated total losses in respect of certain contracts. It is expected that the majority of these provisions will be utilised within the next year. Also included in ‘Other’ are amounts provided for constructive obligations arising from insurance claims which will be utilised as the obligations are settled.

During the year we have updated property provisions to reflect our reassessment of lease-end obligations to reflect the group’s property strategy announced in May 2018, and to update the rate used to discount these provisions. Where additions to the provision relate to capitalised assets there has been a corresponding increase in the asset (see note 5).

Taxation

The value of the company’s income tax asset is disclosed on the company balance sheet on page 125. The values of the company’s deferred tax assets and liabilities are disclosed in note 17 and below. Deferred tax liabilities are provided for in full on certain temporary differences.

Significant accounting policies that apply to taxation

Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date. The company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and the company establishes provisions where appropriate on the basis of the amounts expected to be paid to tax authorities.

Deferred tax is recognised, using the liability method, in respect of temporary differences between the carrying amount of the company’s assets and liabilities and their tax base. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and where there is an intention to settle the balances on a net basis. Any remaining deferred tax asset is recognised only when, on the basis of all available evidence, it can be regarded as probable that there will be suitable taxable profits, in the foreseeable future against which the deductible temporary difference can be utilised.

Deferred tax is determined using tax rates that are expected to apply in the periods in which the asset is realised or liability settled, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Critical accounting estimates and key judgements made in accounting for taxation

We seek to pay tax in accordance with the laws of the countries where we do business. However, in some areas these laws are unclear, and it can take many years to agree an outcome with a tax authority or through litigation. We estimate our tax on country-by-country and issue-by-issue bases. Our key uncertainties are whether our intra-group trading model will be accepted by a particular tax authority and whether intra-group payments are subject to withholding taxes. We provide for the most likely outcome where an outflow is probable, but the agreed amount can differ materially from our estimates. Approximately 88% by value of the provisions are under active tax authority examination and are therefore likely to be re-estimated or resolved in the coming 12 months. £225m (2017/18: £215m) is offset within current tax assets in relation to these uncertainties. Under a downside case an additional amount of £67m could be required. This amount is not provided as we don’t consider this outcome to be probable.

142 British Telecommunications plc	Annual Report 2019

British Telecommunications plc parent company accounting policies continued

13. Provisions continued

£m
At 1 April 2018	918
Charge recognised in the income statement	11
Transfer to deferred tax asset	–
Transfer to current tax	–
Credit recognised in reserves	37

At 31 March 2019	966

At 31 March	2019 £m	2018 £m
Tax effect of temporary differences due to:
Excess capital allowances	981	965
Share-based payments	(6)	(7)
Other	(9)	(40)

Total provision for deferred taxation	966	918

The deferred taxation asset relating to the retirement benefit deficit is disclosed in note 17.

What factors affect our future tax charges?

The rate of UK corporation tax will change from 19% to 17% on 1 April 2020. As deferred tax assets and liabilities are measured at the rate that are expected to apply in the periods of reversal, deferred tax balances at 31 March 2019 have been calculated at the rate at which the relevant balance is expected to be recovered or settled.

14. Reconciliation of movement in other reserves

	Cash flow reserve[a] £m	Cost of hedging reserve[b] £m	Capital redemption reserve[c] £m	Total other reserves £m
At 1 April 2017	105	–	752	857
Net fair value loss on cash flow hedges	(360)	–	–	(360)
Transferred to the income statement	277	–	–	277
Tax on items taken directly to equity	12	–	–	12
Transfer to realised profit	(83)	–	–	(83)

At 31 March 2018	(49)	–	752	703

Transfer to cost of hedging reserve	81	(81)	–	–

At 1 April 2018	32	(81)	752	703

Transferred to the income statement	(30)	13	–	(17)
Net fair value gain on cash flow hedges	168	8	–	176
Tax on items taken directly to equity	(38)	–	–	(38)

At 31 March 2019	132	(60)	752	824

[a]

The cash flow reserve is used to record the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred. Amounts recognised in income statement in the year relate to fair value movements on derivatives. The items generating these foreign exchange movements are in designated cash flow hedge relationships.

[b]

The cost of hedging reserve reflects the gain or loss on the portion excluded from the designated hedging instrument that relates to the currency basis element of our cross currency swaps. It is initially recognized in other comprehensive income and accounted for similarly to gains or losses in the cash flow reserve.

[c]	The capital redemption reserve is not available for distribution.

15. Related party transactions

The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate parent company. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company and controlling entity, BT Group plc.

Amounts paid out to the company’s retirement benefit plans are set out in note 17.

Copies of the ultimate holding company’s financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. As permitted by FRS 101, paragraph 8(k) and the Companies Act 2006 the company is exempt from the requirements of IAS 24 Related Party Disclosures to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such member.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

16. Financial commitments and contingent liabilities

Financial commitments were as follows:

At 31 March	2019 £m	2018 £m
Operating lease commitments	5,336	5,265
TV programme rights commitments	2,113	2,823
Capital commitments	1,145	661
Other commitments	13	6

Total	8,607	8,755

TV programme rights commitments, mainly relating to football broadcast rights, are those for which the licence period has not yet started.

Future minimum operating lease payments for the company were as follows:

Payable in the year ending 31 March:	2019 £m	2018 £m
2019	–	334
2020	408	335
2021	414	341
2022	412	346
2023	412	353
2024	401	356
Thereafter	3,289	3,200

Total future minimum operating lease payments	5,336	5,265

Operating lease commitments were mainly in respect of land and buildings which arose from a sale and operating leaseback transaction in 2001. Leases have an average term of 13 years (2017/18: 14 years) and rentals are fixed for an average of 13 years (2017/18: 14 years).

Other than as disclosed below, there were no contingent liabilities or guarantees at 31 March 2019, other than those arising in the ordinary course of the company’s business and on these no material losses are anticipated. The company has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the company generally carries its own risks.

Commitments and guarantees

BDUK

Under the Broadband Delivery UK programme, grants received by the company may be subject to reinvestment or repayment to the customer depending on the level of take-up.

Telefónica UK Limited leases

We’ve provided guarantees relating to certain leases entered into by Telefónica UK Limited (formerly O2 UK Limited) prior to the demerger of mmO2 from BT on 19 November 2001. mmO2 plc (now part of the Telefónica Group) has given BT a counter indemnity for these guarantees. There is no exposure in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until Telefónica UK Limited has discharged all its obligations.

Regulatory matters

In respect of regulatory risks, the company provides for anticipated costs where an outflow of resources is considered probable and a reasonable estimate can be made of the likely outcome. Estimates are used in assessing the likely value of the regulatory risk. The ultimate liability may vary from the amounts provided and will be dependent upon the eventual outcome of any settlement.

Northern Ireland Public Sector Shared Network contract

On 4 April 2019 Ofcom opened an investigation into whether the award of the Public Sector Shared Network contract for Northern Ireland to BT complied with relevant significant market power conditions. We are cooperating with Ofcom’s investigation.

Other regulatory matters

We hold provisions reflecting management’s estimates of regulatory risks across a range of issues, including price and service issues. The precise outcome of each matter depends on whether it becomes an active issue, and the extent to which negotiation or regulatory decisions will result in financial settlement.

17. Retirement benefit plans

Background to BT’s pension plans

The company has both defined benefit and defined contribution retirement benefit plans. These plans are in the UK and the largest by membership is the BT Pension Scheme (BTPS) which is a defined benefit plan that was closed to new entrants on 31 March 2001. After that date new entrants to BT in the UK have been able to join a defined contribution plan, currently the BT Retirement Saving Scheme (BTRSS), a contract-based arrangement operated by Standard Life.

144 British Telecommunications plc	Annual Report 2019

British Telecommunications plc parent company accounting policies continued

17. Retirement benefit plans continued

Sections B and C of the BTPS were closed to future benefit accrual on 30 June 2018 (which represented over 99% of the BTPS active membership at the time) and affected employees have been able to join the BTRSS for future pension accrual. Non-management employees will be eligible to join a new hybrid pension arrangement, the BT Hybrid Scheme, between 1 April 2019 and 30 September 2019. This new arrangement combines elements of both defined benefit and defined contribution pension schemes.

Significant accounting policies that apply to retirement benefits

Defined benefit plans

Our net obligation in respect of defined benefit pension plans is the present value of the defined benefit obligation less the fair value of the plan assets.

The income statement expense is allocated between an operating charge and net finance income or expense.

•

The operating charge reflects the increase in the defined benefit obligation resulting from the pension benefit earned by active employees in the current period, the costs of administering the plans and any past service costs/credits such as those arising from curtailments or settlements.

•	The net finance income or expense reflects the interest on the net retirement benefit obligations recognised in the balance sheet, based on the discount rate at the start of the year.

Remeasurements of the net pension obligation are recognised in full in the statement of comprehensive income in the year in which they arise. These comprise the impact on the defined benefit obligation of changes in demographic and financial assumptions compared with the start of the year, actual experience being different to those assumptions and the return on plan assets being above or below the amount included in the net pension interest expense.

Defined contribution plans

The income statement expense for the defined contribution pension plans we operate represents the contributions payable for the year based upon a fixed proportion of employees’ pay. The company has no exposure to investment and other experience risk.

Critical accounting judgements and key estimates made when valuing our retirement benefit plans

The accounting cost of defined benefit plans and the present value of our pension liabilities involve judgements about uncertain events including the life expectancy of the members, price inflation and the discount rate used to calculate the net present value of the future pension payments. We use estimates for all of these uncertain events in determining the pension costs and liabilities in our financial statements. Our assumptions reflect historical experience and our judgement regarding future expectations.

We also estimate the fair value of our pension asset which is made up of quoted and unquoted investments. The latter require more judgement as their values are not directly observable. The assumptions used in valuing unquoted investments are impacted by current market conditions and trends which could result in changes in fair value subsequent to measurement date.

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

17. Retirement benefit plans continued

The net pension obligation in respect of defined benefit plans reported in the balance sheet is set out below:

	2019			2018
At 31 March	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities (Restated) £m	Deficit (Restated) £m
BTPS	52,186	(58,855)	(6,669)	49,894	(56,259)	(6,365)
Other plans[a]	64	(135)	(71)	33	(102)	(69)

Total asset (deficit)	52,250	(58,990)	(6,740)	49,927	(56,361)	(6,434)
Impact of asset ceiling			–			–
Deferred tax asset			1,170			1,125

Net pension obligation			(5,570)			(5,309)

[a]	Included in the present value of liabilities of other plans is £67m (2017/18: £61m) related to unfunded pension arrangements.

At 31 March 2019 £38m (2017/18: £17m) of contributions to defined contribution plans were outstanding and are reported under other creditors on the balance sheet. A deferred tax asset of £2m (2017/18: £2m) is recognised in relation to this.

Movements in defined benefit plan assets and liabilities are shown below:

	Assets £m	Liabilities £m	Deficit £m
At 1 April 2017	50,124	(58,756)	(8,632)
Current service cost (including administration expenses and PPF levy)	(66)	(299)	(365)
Interest on pension deficit	1,177	(1,383)	(206)
Return on plan assets above pensions interest on assets	9	–	9
Actuarial gain arising from changes in financial assumptions	–	2,196	2,196
Actuarial loss arising from changes in demographic assumptions (Restated)	–	(698)	(698)
Actuarial gain arising from experience adjustments	–	159	159
Regular contributions by employer	252	–	252
Deficit contributions by employer	851	–	851
Contributions by employees	1	(1)	–
Benefits paid	(2,421)	2,421	–

At 1 April 2018 (Restated)	49,927	(56,361)	(6,434)

Service cost (including administration expenses and PPF levy)	(54)	(77)	(131)
Cost to equalise benefits between men and women due to guaranteed minimum pension (GMP)	–	(26)	(26)
Interest on pension deficit	1,330	(1,462)	(132)
Return on plan assets above pensions interest on assets	1,549	–	1,549
Actuarial loss arising from changes in financial assumptions	–	(3,780)	(3,780)
Actuarial gain arising from changes in demographic assumptions	–	205	205
Actuarial loss arising from experience adjustments	–	(29)	(29)
Regular contributions by employer	36	–	36
Deficit contributions by employer	2,002	–	2,002
Contributions by employees	–	–	–
Benefits paid	(2,540)	2,540	–

At 31 March 2019	52,250	(58,990)	(6,740)

BTPS

Information covering details of the BTPS, including the valuation methodology of scheme assets and liabilities, funding valuation and future funding obligations is disclosed in note 19 of the consolidated financial statements of BT plc.

18. Employees and directors

The average number of persons employed by the company (including directors) during the year was:

Year ended 31 March	2019 000	2018 000
Average monthly number of employees[a]	53.4	66.3

The aggregate staff costs were as follows:

Year ended 31 March	2019 £m	2018 £m
Wages and salaries	2,209	2,726
Share-based payments	44	61
Social security	218	300
Other pension costs	452	545

	2,923	3,632

In 2018/19, the employees in the Openreach CFU were transferred to a separate subsidiary company.

[a]	Includes an average of 21 non-UK employees (2017/18: 28 non-UK employees).

146 British Telecommunications plc	Annual Report 2019

British Telecommunications plc parent company accounting policies continued

19. Directors’ remuneration

Information covering directors’ remuneration, interests in shares and share options of BT Group plc (the ultimate parent), pension benefits and loss of office is included in note 27 to the consolidated financial statements of BT plc.

20. Derivatives

We use derivative financial instruments mainly to reduce exposure to foreign exchange and interest rate risks. Derivatives may qualify as hedges for accounting purposes if they meet the criteria for designation as fair value hedges or cash flow hedges in accordance with IFRS 9.

Significant accounting policies that apply to derivatives

All of the company’s derivative financial instruments are held at fair value on the company’s balance sheet.

Derivatives designated in a cash flow hedge

The group designates certain derivatives as cash flow hedges. Where derivatives qualify for hedge accounting, recognition of any resultant gain or loss depends on the nature of the hedge. To qualify for hedge accounting, hedge documentation must be prepared at inception, the hedge must be in line with BT’s risk management strategy and there must be an economic relationship based on the currency, amount and timing of the respective cash flows of the hedging instrument and hedged item. This is assessed at inception and in subsequent periods in which the hedge remains in operation. Hedge accounting is discontinued when it is no longer in line with BT’s risk management strategy or if it no longer qualifies for hedge accounting.

When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity, in the cash flow reserve. For cash flow hedges of recognised assets or liabilities, the associated cumulative gain or loss is removed from equity and recognised in the same line of the income statement and in the same period or periods that the hedged transaction affects the income statement. Any ineffectiveness arising on a cash flow hedge is recognised immediately in the income statement.

Other derivatives

The company’s policy is not to use derivatives for trading purposes. However, due to the complex nature of hedge accounting, some derivatives may not qualify for hedge accounting, or may be specifically not designated as a hedge because natural offset is more appropriate. These derivatives are classified as fair value through profit and loss and are recognised at fair value. Any direct transaction costs are recognised immediately in the income statement.

Gains and losses on re-measurement are recognised in the income statement in the line that most appropriately reflects the nature of the item or transaction to which they relate. Derivative financial instruments are classified as current assets or current liabilities where they have a maturity period within 12 months. Where derivative financial instruments have a maturity period greater than 12 months, they are classified within either non-current assets or non-current liabilities.

Where the fair value of a derivative contract at initial recognition is not supported by observable market data and differs from the transaction price, a day one gain or loss will arise which is not recognised in the income statement. Such gains and losses are deferred and amortised to the income statement based on the remaining contractual term and as observable market data becomes available.

The fair values of outstanding swaps and foreign exchange contracts are estimated using discounted cash flow models and market rates of interest and foreign exchange at the balance sheet date.

31 March 2019	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	102	1,228	40	689
Other	11	253	8	203

Total derivatives	113	1,481	48	892

At 31 March 2018	Current asset £m	Non current asset £m	Current liability £m	Non current liability £m
Designated in a cash flow hedge	187	1,061	37	587
Other	14	251	13	200

Total derivatives	201	1,312	50	787

British Telecommunications plc	Annual Report 2019

Strategic report

Governance

Financial statements

Additional information

20. Derivatives continued

Instruments designated in a cash flow hedge include interest rate swaps and cross-currency swaps hedging euro and US dollar denominated borrowings. Forward currency contracts are taken out to hedge step-up interest on currency denominated borrowings relating to our 2030 US dollar bond. The hedged cash flows will affect profit or loss as interest and principal amounts are repaid over the remaining term of the borrowings (see note 10).

Forecast foreign currency purchases, principally denominated in US dollar, euro and Asia Pacific currencies are hedged 12 months forward, with certain specific transactions hedged further forward. The related cash flows will be recognised in the income statement over this period.

All cash flow hedges were fully effective in the period. See note 14 for details of the movements in the cash flow hedge reserve.

21. Post balance sheet events

Sale of spectrum

The company acquired 45MHz of 2.6GHz spectrum in 2013 for £202m. On 3 April 2019, the spectrum was sold to EE Limited for £202m.

148
British Telecommunications plc	Annual Report 2019

Related undertakings

Subsidiaries

Company name	Group interest in allotted capital[a]	Share class
Held directly Bermuda
Century House, 16 Par-la-Ville Road, Hamilton, HM08, Bermuda
Communications Global Network Services Limited	100%	ordinary

China
Building 16, 6th Floor, Room 602-B, No. 269 Wuyi Road, Hi-tech Park, Dalian, 116023, China
BT Technology (Dalian) Company Limited	100%	registered

Italy
Via Correggio 5, 20097, San Donato Milanese, Milan, Italy
Radianz Italia S.r.l.	100%	ordinary

Via Tucidide 56, Torre 7, 20134, Milano, Italy
BT Italia S.p.A.	99%	ordinary

Jersey
26 New Street, St Helier, JE2 3RA, Jersey
Ilford Trustees (Jersey) Limited	100%	ordinary

Luxembourg
12 rue Eugene Ruppert, L 2453, Luxembourg
BT Global Services Luxembourg SARL	100%	ordinary

Netherlands
Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT Nederland N.V.	100%	ordinary

United Kingdom
81 Newgate Street, London, EC1A 7AJ, United Kingdom
Autumnwindow Limited	100%	ordinary

Autumnwindow No. 2 Limited	100%	ordinary

Autumnwindow No. 3 Limited	100%	ordinary

BPSLP Limited	100%	ordinary

BT (RRS LP) Limited	100%	ordinary

BT Centre Nominee 2 Limited	100%	ordinary

BT Corporate Trustee Limited	100%	limited by guarantee

BT European Investments Limited	100%	ordinary

BT Facilities Services Limited	100%	ordinary

BT Fleet Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class
BT Holdings Limited	100%	ordinary

BT IoT Networks Limited	100%	ordinary

BT Lancashire Services Limited	100%	ordinary

BT Law Limited	100%	ordinary

BT Managed Services Limited	100%	ordinary

BT Nominees Limited	100%	ordinary

BT Property Holdings (Aberdeen) Limited	100%	ordinary

BT Property Limited	100%	ordinary

BT Seventy-Three	100%	ordinary

BT SLE Euro Limited	100%	ordinary

BT SLE USD Limited	100%	ordinary

BT Solutions Limited	100%	ordinary

groupBT Limited	100%	ordinary

Pelipod Ltd	100%	ordinary

Radianz Limited	100%	ordinary

Southgate Developments Limited	100%	ordinary

Tikit Limited	100%	ordinary

Alexander Bain House, 15 York Street, Glasgow, G2 8LA Scotland
Holland House (Northern)
Limited	100%	ordinary

BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Business Direct Limited	100%	ordinary

BT Forty-Nine	100%	ordinary

BT IT Services Limited	100%	ordinary

BT Leasing Limited	100%	ordinary

BT Property Holdings (Oxford) Limited	100%	ordinary

BTexact Technologies Limited	100%	ordinary

BTexact Venturing Limited	100%	ordinary

dabs.com Limited	100%	ordinary

IP Trade Networks Ltd	100%	ordinary

Newgate Leasing Limited	100%	ordinary

Kelvin House, 123 Judd Street, London, WC1H 9NP, United Kingdom
Openreach Limited	100%	ordinary

The Balance, 2 Pinfold Street, Sheffield, S1 2GU, United Kingdom
Plusnet plc	100%	ordinary

Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Held via other group companies Albania
Rr. Murat Toptani, Eurocol Center, Kati 8, Tirana, Albania
BT Albania Limited SH.P.K	100%	ordinary

Algeria
20 Micro zone d’Activités Dar El Madina, Bloc B, Loc N01 Hydra, Alger, 16000, Algeria
BT Algeria Communications SARL	100%	ordinary

Argentina
Lola Mora 421, 15th Floor, Puerto Madero, Buenos Aires, C1107DDA, Argentina
BT Argentina S.R.L.	100%	ordinary

BT Latam Argentina S.A	100%	common

Australia
Level 1, 76 Berry Street, North Sydney NSW 2060, Australia
BT Australasia Pty Limited	100%	ordinary

	100%	preference

Austria
Louis-Häfliger-Gasse 10, 1210, Wien, Austria
BT Austria GmbH	100%	ordinary

Azerbaijan
The Landmark III Building, 8th Floor, c/o Deloitte & Touche, 96 Nizami Street, Baku, AZ 1010, Azerbaijan
BT Azerbaijan Limited, Limited Liability Company	100%	ordinary

Bahrain
Suite #650, 6th floor, Building No. 247, Road 1704, Diplomatic Area 317, Bahrain
BT Solutions Limited (Bahrain Branch)[b]	100%	–

Bangladesh
House 51 (3rd Floor), Road 9, Block F, Banani, Dhaka, 1213, Bangladesh
BT Communications Bangladesh Limited	100%	ordinary

Barbados
The Gabbles, Haggatt Hall, St Michael, BB11063, Barbados
BT (Barbados) Limited	100%	ordinary

Belarus
58 Voronyanskogo St, Office 89, Minsk 220007, Belarus
BT BELRUS Foreign Limited Liability Company	100%	ordinary

149

British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Company name	Group interest in allotted capital[a]	Share class
Belgium
Telecomlaan 9, 1831 Diegem, Belgium
BT Global Services Belgium BVBA	100%	ordinary

BT Limited[b]	100%	–

BT Professional Services (Holdings) N.V.	100%	ordinary

Rue de L’Aêropostale 8, 4460 Grâce-Hollogne, Belgium
IP Trade SA	100%	ordinary

Bolivia
Avenida Arce esquina Rosendo Gutierrez, Edifico Multicentre Torre B, Piso 12, La Paz, Bolivia
BT Solutions Limited
Sucursal Bolivia[b]	100%	–

Bosnia and Herzegovina
ul. Despiceva broj 3/II, Sarajevo, Sarajevo-Stari Grad, 71000, Bosnia and Herzegovina
BTIH Teleconsult Drustvo sa organicenom odgovornoscu za posredovanje i zastupanje d.o.o. Sarajevo	100%	–

Botswana
Plot 113, Unit 28 Kgale Mews, Gaborone International Finance Park, Gaborone, PO BOX 1839, Botswana
BT Global Services Botswana (Proprietary) Limited	100%	ordinary

Brazil
Avenida Das Naçôes Unidas, 4777- 17 andar- Parte- Jardim Universidade, São Paulo- SP- CEP, 05477- 000, Brazil
BT Global Communications do Brasil Limitada	100%	quotas

Avenida Das Nações Unidas, 4777 - 14, andar- parte- Jardim Universidade - São Paulo- SP- CEP, 05477-000, Brazil
BT LatAm Holdings Brasil Ltda	100%	common

BT Communications do Brasil Limitada	100%	quotas

Rodovia SP 101, KM 9,5, Trecho Campinas- Monte Mor, Unidade 27, Bloco Beta, Distrito Industrial, Hortolandia - SP- CEP, São Paolo, 13185-900, Brazil
BT Brasil Serviços de Telecomunicações Ltda	100%	quotas

BT LatAm Brasil Ltda.	100%	quotas

Company name	Group interest in allotted capital[a]	Share class
British Virgin Islands
Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands
BT LatAm (BVI) Corporation	100%	common

Bulgaria
51B Bulgaria Blvd., fl. 4, Sofia, 1404, Bulgaria
BT Bulgaria EOOD	100%	ordinary

Canada
200 King St W, Suite 1904, Toronto ON M5H 3T4, Canada
BT Canada Inc.	100%	common

Tikit, Inc.	100%	ordinary

Cabo Verde
Avenida Andrade Corvo, 30, Praia, CP63, Cabo Verde
B. Telecomunicações, Cabo Verde, Sociedade Unipessoal, SA	100%	ordinary

Chile
55 Oficina 52, Las Condes, Santiago, 7580067, Chile, Chile
Servicios de Telecomunicaciones BT Global Networks Chile Limitada	100%	ordinary

China
No. 3 Dong San Huan Bei Lu, Chao Yang District, Beijing, 100027, China
BT Limited, Beijing Office[b]	100%	–

No. 31 Software Park Road, Tower A, Science & Technology Building, Dalian Software Park, Dalian, 116023, China
BT Global Services (Dalian) Co. Ltd.	100%	registered

Room 1206, Tower A, United Plaza, 5022 Bin He Avenue, Fu Tian District, Shenzhen, P. R. China
Infonet Primalliance Shenzhen Co. Ltd.	35%	ordinary

Room 2101-2103, 21/F, International Capital Plaza, No. 1318 North Sichuan Road, Hong Kou District, Shanghai, 200080, China
BT China Limited- Shanghai Branch Office[b]	100%	–

Room 4B, 7/F, Tower W3, Oriental Plaza, 1 East Chang An Avenue, Dong Cheng District, Beijing, P. R. China
Infonet Primalliance Beijing Co. Ltd.	66%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Room 601, No. 2 BLDG, 750 West Zhong Shan Rd., Shanghai, 200051, P.R ..China
Infonet Primalliance Shanghai Co. Ltd.	28%	ordinary

Room 635-3, No. 2 BLDG, 351 Guo Shou Jing Road, Zhang Jiang High Technology Park, Shanghai, P. R. China
Infonet Primalliance Holding Co. Ltd.	100%	ordinary

Room 702A, Tower W3,Oriental Plaza, 1 East Chang An Avenue, Dongcheng, Beijing, 100738, China
BT China Limited	100%	registered

Unit 1537B, Floor 15th, No. 55, Xili Road, Shanghai Free Trade Zone, Shanghai, China
BT China Communications Limited	50%	ordinary

Colombia
Calle 113 # 7-21, Torre A oficina 1112, Teleport Business Park, Bogota, Colombia
América Inalámbrica S.A.	100%	common

BT Colombia Limitada	100%	quotas

BT LatAm Colombia S.A.	100%	common

BT LatAm Holdings (Colombia) S.A.	100%	common

Costa Rica
Centro Corporativo Internacional, Piso 1, Avenida 6 y 8, Calle 26 y 28, Barrio Don Bosco, Costa Rica
BT Global Costa Rica SRL	100%	ordinary

BT LatAm Costa Rica, S.A.	100%	common

Côte d’Ivoire
Abidjan Plateau, Rue du commerce, Immeuble Nabil 1er étage, 01 BP 12721 Abidjan 01, Côte d’Ivoire
BT Côte d’Ivoire	100%	ordinary

Croatia
Savska 64, 10 000 Zagreb, Croatia
BT Solutions Limited
Podruznica Hrvatska[b]	100%	–

Cyprus
236 Strovolos Avenue, Strovolos 2048, Nicosia, Cyprus
BT Solutions Limited[b]	100%	–

Czech Republic
Katerinska 466/40, Nove Mesto, Prague 2, 120 00, Czech Republic
BT Limited, organizacni slozka[b]	100%	–

150
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Related undertakings continued

Company name	Group interest in allotted capital[a]	Share class
Denmark
Havnegade 39, 1058, Kobenhavn K, Denmark
BT Denmark ApS	100%	ordinary

Dominican Republic
Av. Abraham Lincoln Esq. Jose Amado Soler, Edif. Progresso, Local 3-A, Sector Ens. Serralles, Santo Domingo, Dominican Republic
BT Dominican Republic, S. A.	100%	ordinary

BT LatAm Dominicana, S.A.	100%	common

Ecuador
Av. Amazonas N21-252 y Carrión, Edificio
Londres, 4° Piso, Quito, Ecuador

BT Solutions Limited (Sucursal Ecuador)[b]	100%	–

El Salvador
Boulevard Orden de Malta, Centro Profesional Madre Tierra, Local 10, Primer Nivel, Antiguo Cuscatlán, La Libertad, El Salvador
BT El Salvador, Limitada de Capital Variable	100%	ordinary

Edificio Centro Profesional Madre Tierra, Local 10, Piso 1, Santa Elena, Antiguo Cuscatlan, El Salvador

BT LatAm El Salvador, S.A. de CV	100%	common

Egypt
1 Wadi El Nile St., Mohandessin, Giza, Cairo, Egypt
BT Telecom Egypt LLC	100%	stakes

Estonia
A.H. Tammsaare tee 47, Tallinn, 11316, Estonia
BT Solutions Limited Eesti Filiaal[b]	100%	–

Finland
Mannerheimvägen 12 B 6, 00100 Helsinki, Finland
BT Nordics Finland Oy	100%	ordinary

France
Tour Ariane, 5 place de la Pyramide, La Defense Cedex, 92088 PARIS, France
BT France S.A.S.	100%	ordinary

BT Newco France S.A.S.	100%	ordinary

BT Services S.A.S	100%	ordinary

Georgia
74 Ilia Chavchavadze Avenue, Tbilisi, Georgia
BT Georgia Limited LLC	100%	–

Company name	Group interest in allotted capital[a]	Share class
Germany
Barthstraße 4, 80339, Munich, Germany
BT (Germany) GmbH & Co. oHG[d]	100%	ordinary

BT Deutschland GmbH	100%	ordinary

BT Garrick GmbH	100%	ordinary

Franfurterstrasse 21-25, 65760, Eschborn Taunus, Germany
IP Trade Networks GmbH	100%	ordinary

Ghana
No 11 Adaman Loop, Near Abeka Junction, P.O. Box AN 19113, Tesano, Accra - North, Ghana
BT Ghana Limited	100%	ordinary

Gibraltar
Montagu Pavilion, 8-10 Queensway, Gibraltar
BT (Gibraltar) Limited	100%	ordinary

Greece
75 Patision Street, Athens, 10434, Greece
BT Solutions Limited- Greek Branch[b]	100%	–

Guatemala
3a Avenida 13–78, Zona 10 Torre Citibank, Nivel 2, Oficina No. 206, Guatemala
BT Guatemala S.A.	100%	unique

Comsat de Guatemala S.A.	100%	common

BT LatAm Guatemala, S.A.	100%	common

Honduras
Colonia Lomas Del Guijarro sur, edificio Plaza azul, 2do. Nivel, local #26, Tegucigalpa, Honduras
BT Sociedad De Responsabilidad Limitada	100%	–

Edificio Plaza Azul, Piso 2 do Nivel, Local No. 26, Colonia Lomas del Guijarro Sur, Avenida Paris, Calle Viena, Tegucigalpa, Honduras
BT LatAm Honduras, S.A.	100%	common

Hong Kong
38th Floor Dorset House, Taikoo Place, 979 King’s Road, Island East, Hong Kong
BT Hong Kong Limited	39%	ordinary

	61%	preference

Infonet Primalliance Co., Limited	100%	ordinary

Infonet China Limited	100%	ordinary

Room 1102, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong

IP Trade Networks Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Hungary
Budafoki út 91-13, 1117 Budapest, Hungary
BT Limited Magyarorszagi Fioktelepe[b]	100%	–

BT ROC Kft	100%	business

Iceland
BDO ehf, Skutuvogi 1E, 104 Reykjavik, Iceland
BT Solutions Limited Útibú á Íslandi[b]	100%	–

India
602, Tower B, RMZ Infinity, Municipal No. 3, Old Madras Road, Benninganahalli, Bengaluru, Karnataka, 560016, India
BT Professional Services (India) Private Limited	100%	ordinary

11th Floor, Eros Corporate Tower, Opp. International Trade Tower, Nehru Place, New Delhi, 110019, India
BT (India) Private Limited	100%	ordinary

BT e-Serv (India) Private Limited	100%	equity

BT Global Business Services Private Limited	100%	ordinary

BT Global Communications India Private Limited	74%	ordinary

BT Telecom India Private Limited	74%	ordinary

A-47, Hauz Khas, New Delhi, Delhi-DL, 110016, India
Orange Services India Private Limited	100%	ordinary

Indonesia
World Trade Centre 5, Lantai. 13, Jl. Jend. Sudirman Kav. 29-31, Kel. Karet Setiabudi, Jakarta Selatan, Jakarta, 12920, Indonesia
PT BT Indonesia	100%	ordinary

PT BT Communications Indonesia	95%	ordinary

PT Sun Microsystems Indonesia	60%	ordinary

Israel
Beit Oz, 14 Abba Hillel Silver Rd, Ramat Gan, 52506, Israel
B.T. Communication Israel Ltd	100%	ordinary

Italy
Strada Santa Margherita, 6 / A, 43123, Parma, Italy
BT Enìa Telecomunicazioni S.P.A.	87%	ordinary

151

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Financial statements

Additional information

Company name	Group interest in allotted capital[a]	Share class
Via Charles Robert Darwin, no 85, 20019, Settimo Milanese, Italy
ERPTech S.p.A.	99%	ordinary

Via Mario Bianchini 15, 00142 Roma, Italy
BT Global Services Limited[b]	100%	–

Via Pianezza n° 123, Torino, Italy
Atlanet SpA	99%	ordinary

Via Tucidide 56, Torre 7, 20134, Milano, Italy
Basictel SpA	99%	ordinary

BT Nederland N.V.[b]	100%	–

Infonet Italia S.p.A	100%	ordinary

Nuova Societa di Telecomunicazioni SpA	99%	ordinary

Jamaica
26 Beechwood Avenue, Cross Roads, St. Andrew, Kingston 5, Jamaica
BT Jamaica Limited	100%	ordinary

Japan
ARK Mori Building, 12-32 Akasaka, 1-Chome, Minato-Ku, Tokyo, 107 - 6024, Japan
BT Global Japan Corporation	100%	ordinary

BT Japan Corporation	100%	ordinary

Jersey
First Floor Windward House, La Route de la Liberation, St Helier, JE1 1BG, Jersey
BT US Investments Limited	100%	ordinary

PO Box 264, Forum 4, Grenville Street, St Helier, JE4 8TQ, Jersey
BT Jersey Limited	100%	ordinary

Jordan
Al Gardens Area (Tiaa Al Ali), Al Salheen Neighborhood, Building #185, 7th Floor, Wasfi Al Tal Street, Amman, 11118, Jordan
BT (International)
Holdings Limited (Jordan)	100%	ordinary

Kazakhstan
36 Al Farabi Ave., Bldg. B, Almaty Financial District, Almaty, Republic of Kazakhstan, 050059, Kazakhstan
BT Kazakhstan LLP	100%	–

Kenya
6th Floor, Virtual Offices, Morningside Office Park, Ngong Road, Nairobi, Kenya
BT Communications Kenya Limited	100%	ordinary

P.O. BOX 10032-00100, Nairobi, Kenya
BT Telecommunications Kenya Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Korea
8th Floor, KTB Building, 66 Yeoui-daero, Yeongdeungpo-gu, Seoul, 07325, Korea
BT Global Services Korea Limited	100%	common

Kuwait
Block 2-A, 9th Floor, Ahmad Al Jaber Street, Sharq, Kuwait
BT Solutions Limited – Kuwait Branch[b]	100%	–

Latvia
Muitas iela 1A, Riga, LV-1010, Latvia
BT Latvia Limited, Sabiedriba ar ierobezotu atbildibu	100%	ordinary

Lebanon
Abou Hamad, Merheb, Nohra & Chedid Law Firm, Chbaro Street, 22nd Achrafieh Warde Building, 1st Floor, Beirut, P.O. BOX 165126, Lebanon
BT Lebanon S.A.L.	100%	ordinary

Lithuania
Aludariu str 2-33, LT-01113 Vilnius, Lithuania
UAB BTH Vilnius	100%	ordinary

Luxembourg
12 rue Eugene Ruppert, L 2453, Luxembourg
BT Professional Services (Luxembourg) S.A.	100%	ordinary

BT Broadband
Luxembourg Sàrl	100%	ordinary

BT Luxembourg
Investment Holdings Sarl	100%	ordinary

Macedonia
Str. Dame Gruev no.8, 5th floor, Building “Dom na voenite invalidi”, SKOPJE 1000, Macedonia
BT Solutions Limited Branch Office in Skopje[b]	100%	–

Macao
Avenida da.Praia Grande, No. 367-371, Keng Ou Building, 15th andar C, em Macao, Macau, Macao
BT Hong Kong Ltd. – Macau Branch[b]	100%	–

Malawi
BDO Tax & Advisory Services (Pvt) Ltd, 6th Floor Unit House, 12 Victoria Street PO BOX 3038, Blantyre, Malawi
BT Malawi Limited	100%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Malaysia
Menara BT, Level 8, Tower 3, Avenue 7, Bangsar South, No.8, Jalan Kerinchi, 59200, Kuala Lumpur, Malaysia
BT Global Services (M) Sdn Bhd	100%	ordinary

BT Global Services Solutions Sdn Bhd	100%	ordinary

BT Global Technology (M) Sdn. Bhd.	100%	ordinary

BT Systems (Malaysia) Sdn Bhd	100%	ordinary

Malta
Tower Gate Place, Tal-Qroqq Street, Msida MSD 1703, Malta
BT Solutions Limited[b]	100%	–

Mauritius
10 Frere Felix De Valois Street, Port Louis, Mauritius
BT Global Communications (Mauritius) Limited	100%	ordinary

Mexico
Av. Renato Leduc 321, Col. Toriello Guerra, 14050 Mexico D.F.
BT LatAm México, S.A. de C.V.	100%	common

Opimus S.A. de C.V.	100%	common

Moldova
IPTEH Building, 65 Stefan cel Mare Blvd, Office 806, Chisinau, Republic of Moldova
BT MDV Limited	100%	ordinary

Montenegro
Bulevar revolucije 7, Podgorica, 81000, Montenegro
BT Montenegro DOO	100%	–

Morocco
193, Avenue HASSAN II, Casablanca, MAROC s/c Domicilia services, Morocco
BT Solutions Limited – Morocco Branch[b]	100%	–

Espace Jet Business Class, 16/18 Lot Attoufik Sidi Maarouf, Casablanca, 20190, Morocco
Syntone S.A.R.L.	100%	ordinary

Mozambique
Av. 25 de Setembro, 1230, 3º, Bloco 5, Caixa Postal 4200, Maputo, 4200, Mozambique
BT Mozambique, Limitada	100%	quotas

Namibia
PO Box 2184, 61 Bismarck Street, Windhoek, Namibia
BT Solutions Limited[b]	100%	–

152
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Related undertakings continued

Company name	Group interest in allotted capital[a]	Share class
Netherlands
Minerva & Mercurius building, Herikerbergweg 2, 1101CM, Amsterdam Zuidoost, Netherlands
BT (Netherlands) Holdings B.V.	100%	ordinary

BT Professional Services Nederland B.V.	100%	ordinary

New Zealand
c/o BDO Auckland, Level 4, 4 Graham Street, Auckland, 1010, New Zealand
BT Australasia Pty Limited – New Zealand Branch[b]	100%	–

Nicaragua
Edificio Invercasa, 5to Piso, Suite 505, Via Fontana, frente al colegio La Salle, Managua, Nicaragua
BT LatAm Nicaragua, S.A.	100%	common

BT Nicaragua S.A.	100%	capital

Niger
57, Rue des Sorkhos, BP 616, Niamey, Niger
BT Niger	100%	ordinary

Nigeria
ADOL House, 15 CIPM Avenue, Central Business District, Alausa, Ikeja, Lagos, Nigeria
BT (Nigeria) Limited	100%	ordinary

Norway
Munkedamsveien 45, c/o BDO AS, 0121 Oslo, Norway
BT Solutions Norway AS	100%	ordinary

Oman
Maktabi Building, Building No. 458, Unit No. 413 (4th Floor, Road No - R41, Block No. 203, Plot No. 107, Zone No. SW41, Complex No. 271, Al Watiyah, Bausher, Muscat, Sultanate of Oman, Oman
BT International Holdings Limited & Co. LLC	100%	ordinary

Pakistan
2nd Floor, Block C, Lakson Square, Building No. 1, Sarwar Shaheed Road, Karachi, 74200, Pakistan
BT Pakistan (Private) Limited	100%	ordinary

Panama
Edificio Credicorp Bank, Piso 3, Oficina 301, Cuidad de Panama, Panama
BT de Panama, S.R.L.	100%	ordinary

BT LatAm Panama, Inc.	100%	common

Company name	Group interest in allotted capital[a]	Share class
Paraguay
Gral Diaz 521, Edificio Internacional Faro, Piso 6, Asuncion, Paraguay
BT Paraguay S.R.L.	100%	quotas

Peru
Calle Martir Olaya, 129 of 1901, Miraflores, Lima, Peru
BT LatAm Peru S.A.C.	100%	common

BT Peru S.R.L.	100%	ordinary

Philippines
11th Floor, Page One Building, 1215 Acacia Avenue, Madrigal, Business park, Ayala Alabany, Muntinlupa city, 1780 City, Manila, 1780, Philippines
IT Holdings, Inc	100%	ordinary

Sun Microsystems
Philippines, Inc	51%	common

18th Floor, Philamlife Tower, 8767 Paseo de Roxas, Makati City, 1226, Philippines
BT Communications Philippines Incorporated	100%	ordinary

c/o Sun Microsystems Phil Inc., 8767 Paseo de Roxas, Makati City, Philippines
PSPI-Subic, Inc	51%	ordinary

Poland
Al. Armii Ludowej 14, 00-638 Warszawa, International Business Center, Poland
BT Poland Spółka Z Ograniczoną Odpowiedzialnością	100%	ordinary

Portugal
Rua D. Francisco Manuel de Melo 21-1, 1070-085 Lisboa, Portugal
BT Portugal – Telecomunicaçöes, Unipessoal Lda	100%	ordinary

Puerto Rico
The Prentice-Hall Corporation System, Puerto Rico, Inc., c/o Fast Solutions, LLC, Citi Tower, 252 Ponce de Leon Avenue, Floor 20, San Juan, Puerto Rico, 00918, Puerto Rico
BT Communications Sales, LLC Puerto Rico branch[b]	100%	–

Qatar
1413, 14th Floor, Al Fardan Office Tower, Doha, 31316, Qatar
BT Global Services (North Gulf) LLC	49%	ordinary

Company name	Group interest in allotted capital[a]	Share class
Republic of Ireland
2 Grand Canal Plaza, Upper Grand Canal Street, Dublin 4, Republic of Ireland
BT Communications Ireland Group Limited	100%	ordinary

BT Communications Ireland Holdings Limited	100%	ordinary

BT Communications Ireland Limited	100%	ordinary

BT Global Communications (Ireland) Limited	100%	ordinary

Canal Capital Investment Limited	100%	ordinary

Whitestream Industries Limited	100%	ordinary

Romania
35-37 Oltenitei Str., Cladirea A1, Biroul Nr. 52, Bucharest, Sector 4, Romania
BT Global Services Limited Londra Sucursala Bucuresti[b]	100%	–

Russia
Room 62, prem xx, Floor 2, Pravdy, 26, 127137, Moscow, Russian Federation
BT Solutions Limited Liability Company	100%	–

Serbia
Dimitrija Georgijevica Starike 20, Belgrade, 11070, Serbia
BT Belgrade d.o.o	100%	ordinary

Sierra Leone
84 Dundas Street, Freetown, Sierra Leone
BT (SL) Limited	100%	ordinary

Singapore
Level 3, #03-01/02 & #03-04, Block B, Alexandra Technopark, 438B Alexandra Road, 119968, Singapore
BT (India) Private Limited Singapore Branch[b]	100%	–

BT Global Services Technologies Pte. Ltd.	100%	ordinary

BT Global Solutions Pte. Ltd.	100%	ordinary

BT Singapore Pte. Ltd.	100%	ordinary

Sun Vietnam Pte. Ltd.	60%	ordinary

Slovakia
Dvorakovo nabrezie 4, 811 02, Bratislava, Slovakia
BT Slovakia s.r.o.	100%	ordinary

153

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Financial statements

Additional information

Company name	Group interest in allotted capital[a]	Share class
Slovenia
CESTA V MESTNI LOG 1, 1000 LJUBLJANA, Slovenia
BT GLOBALNE STORITVE,
telekomunikacijske storitve, obdelava podatkov, podatkovnih baz; d.o.o.	100%	ordinary

South Africa
24-18th Street, Menlo Park, Pretoria, 0081, South Africa
EE Communications (South Africa) Proprietary Limited	100%	ordinary

BT Building North Office Park, 54 Maxwell Drive, Woodmead, 2191, South Africa
BT Communications Services South Africa (Pty) Limited	70%	ordinary

First Floor, Culross Court North, 16 Culross Road, Bryanston 2021, South Africa
BT Limited[b]	100%	–

Spain
C/ Isabel Colbrand 6-8, 28050, Madrid, Spain
BT ESPAÑA, Compañia
de Servicios Globales de
Telecommunicaciones, S.A	100%	ordinary

Sri Lanka
Charter House 65/2, Sir Chittampalam A., Gardiner Mawatha, Colombo, 2, Sri Lanka
BT Communications Lanka (Private) Limited	100%	ordinary

Sudan
Alskheikh Mustafa Building, Parlman Street, Khartoum, Sudan
Newgate Communication
(Sudan) Co. Ltd	100%	ordinary

Sweden
Box 30005, 104 25, Stockholm, Sweden
BT Nordics Sweden AB	100%	ordinary

Switzerland
Richtistrasse 5, 8304 Wallisellen, Switzerland
BT Switzerland AG	100%	ordinary

Taiwan
Shin Kong Manhattan Building, 14F, No. 8, Sec. 5, Xinyi Road, Taipei, 11049, Taiwan
BT Limited Taiwan Branch[b]	100%	–

Tanzania
BDO East Africa, 1st Floor-Wing B, Infotech Place, Mwai Kibaki Road, Dar es Salaam, Tanzania
BT Solutions Limited –
Tanzania Branch[b]	100%	–

Company name	Group interest in allotted capital[a]	Share class
Thailand
Athenee Tower, 23rd Floor, (CEO Suite, Suite 38 & 40), 63 Wireless Road, Lumpini, Pathumwan, Bangkok, 10330, Thailand
BT Siam Communications Co. Ltd.	49%	class B

BT Siam Limited	69%	preference

Trinidad and Tobago
2nd Floor CIC Building, 122-124 Frederick Street, Port of Spain, Trinidad and Tobago
BT Solutions Limited[b]	100%	–

Tunisia
BT chez BDO Tunisie, Immeuble, ENNOUR BUILDING 3ème étage, Centre Urbain Nord 1082, Mahrajène Tunis, Tunisia
BT Tunisia S.A.R.L	100%	ordinary

Turkey
Yenisahra Mah. Yavuz Selim Cad. No.19/A D.4 Ataşehir, İstanbu, 34700, Turkey
BT Bilisim Hizmetleri Anonim Şirketi	100%	ordinary

BT Telekom Hizmetleri Anonim Şirketi	100%	common

Uganda
6th Floor Block C, Nakawa Business Park, Plot 3 - 5, New Portbell Road, Kampala, Uganda
BT Solutions Limited[b]	100%	–

Ukraine
Office 702, 34 Lesi Ukrainky Boulevard, Kyiv 01042, Ukraine
BT Ukraine Limited Liability Company	100%	stakes

United Arab Emirates
Office No G03, Ground Floor, EIB Building No 04, Dubai, United Arab Emirates
BT MEA FZ-LLC	100%	ordinary

Office No. (F6) International Business Center, Building No. (27W10), Three Sails Tower, Cornish, Abu Dhabi, United Arab Emirates
BT UAE Limited - Abu Dhabi Branch[b]	100%	–

Office no.206 BLOCK B, Diamond Business Center 1, Al Barsha South Third, Dubai, P.O. BOX 25205, United Arab Emirates
BT UAE Limited - Dubai Branch (1)[b]	100%	–

BT UAE Limited - Dubai Branch (2)[b]	100%	–

Company name	Group interest in allotted capital[a]	Share class
United Kingdom
81 Newgate Street, London, EC1A 7AJ, United Kingdom
Bruning Limited	100%	ordinary

BT (International) Holdings Limited	100%	ordinary

BT Communications Ireland Group Limited – UK Branch[b]	100%	–

BT Cornwall Limited	100%	ordinary

BT Fifty-One	100%	ordinary

BT Fifty-Three Limited	100%	ordinary

BT Global Security Services Limited	100%	ordinary

BT Global Services Limited	100%	ordinary

BT LGS Limited	100%	ordinary

BT Limited	100%	ordinary

BT Managed Services (No. 2) Limited	100%	ordinary

BT Sixty-Four Limited	100%	ordinary

BT South Tyneside Limited	100%	ordinary

BT UAE Limited	100%	ordinary

Communications Global Network Services Limited – UK Branch[b]	100%	–

Communications Networking Services (UK)	100%	ordinary

Communicator (IOM) Limited – UK Branch[b]	100%	–

ESAT Telecommunications (UK) Limited	100%	ordinary

Extraclick Limited	100%	ordinary

Newgate Street
Secretaries Limited	100%	ordinary

Numberrapid Limited	100%	ordinary

SEV Automotive And Plant Limited	100%	ordinary

Tudor Minstrel	100%	ordinary

BDO LLP, 55 Baker Street, London, W1U 7EU, United Kingdom
BT Fifty	100%	ordinary

BT Lease Holdings Limited	100%	ordinary

BT Moorgate One Limited	100%	ordinary

BT Moorgate Two Limited	100%	ordinary

Mobilise Telecoms Limited	100%	ordinary

M-Viron Limited	100%	ordinary

Postgate Holding Company	100%	ordinary

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Related undertakings continued

Company name	Group interest in allotted capital[a]	Share class
Third Floor, St Georges Court, Upper Church Street, Douglas, IM1 1EE, Isle of Man
Belmullet Limited	100%	ordinary

Communicator Insurance Company Limited	99%	ordinary

	1%	preference

Communicator Limited	100%	ordinary

Priestgate Limited	100%	ordinary

Trident Place, Mosquito Way, Hatfield, Hertfordshire, AL10 9BW, United Kingdom
EE (Group) Limited	100%	ordinary

EE Finance Limited	100%	ordinary

EE Pension Trustee Limited	100%	ordinary

EE Services Limited	100%	ordinary

Everthing Everywhere Limited	100%	ordinary

Mainline Communications Group Limited	100%	ordinary

Mainline Digital Communications Limited	100%	ordinary

Orange Furbs Trustees Limited	100%	ordinary

Orange Home UK Limited	100%	ordinary

Orange Personal Communications Services Limited	100%	ordinary

United States
c/o Corporation Service Company, 2215-B Renaissance Drive, Las Vegas, NV 89119, United States
BT LatAm (Nevada) Corp.	100%	common

c/o Corporation Service Company, 251 Little Falls Drive, Wilmington DE 19808, United States
BT Americas Holdings Inc.	100%	common

BT Americas Inc.	100%	common

BT Communications Sales LLC	100%	units

BT Conferencing Video Inc.	100%	common

BT Federal Inc.	100%	common

BT LatAm Holdings One, Inc.	100%	common

BT LatAm Holdings Three, Inc.	100%	common

BT LatAm Holdings Two, Inc.	100%	common

BT LatAm Services, Inc.	100%	common

BT LatAm, Inc.	100%	common

BT Procure L.L.C.	100%	units

BT United States L.L.C.	100%	units

Infonet Services Corporation	100%	common

Company name	Group interest in allotted capital[a]	Share class
IP Trade Network Corp	100%	common

Radianz Americas Inc.	100%	common

Uruguay
Rincón 487 Piso 11, Montevideo, ZIP CODE 11.000, Uruguay
BT Solutions Limited Sucursal Uruguay[b]	100%	–

Venezuela
Edificio Parque Cristal, Torre Oeste, Piso 5, Oficina 5, Avenida Francisco de Miranda, Urbanización Los Palos Grandes, Caracas 1060, Venezuela
BT LatAm Venezuela, S.A.	100%	ordinary

BT Global (Venezuela) S.A.	100%	ordinary

Vietnam
16th Floor, Saigon Tower, 29 Le Duan Road, District 1 Ho Chi Minh City, Socialist Republic of Vietnam
BT (Vietnam) Co. Ltd.	100%	ordinary

7th Floor, ESTAR Building, 147-149 Vo Van Tan Street, Ward 6, District 3, HCM City, Vietnam
Sun Vietnam Co., Ltd.	60%	ordinary

Zambia
Plot No. 4015A, Frost Building, Gallery Office Park, Lagos Road, Rhodespark, Lusaka, Lusaka Province, Zambia
BT Solutions Limited[b]	100%	–

Zimbabwe
3 Baines Avenue, Box 334, Harare, Zimbabwe
Numberrapid Limited[b]	100%	–

155

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Governance

Financial statements

Additional information

Associates

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Held via other group companies
British Virgin Islands
Craigmuir Chambers, PO Box 71, Road Town, Tortora, British Virgin Islands
Ecquaria Limited	50%	ordinary
Italy
Piazzale Luigi Sturzo, 23, 00144, Roma, Italy
QXN S.c.p.A.	25%	ordinary
Via XII Ottobre 2N, 16121, Genova, Liguria, Italy
I2 S.r.l	23%	–
Mauritius
IFS Court, Bank Street, TwentyEight Cybercity, Ebene, 72201, Mauritius
Mahindra – BT
Investment Company (Mauritius) Limited	43%	ordinary
Philippines
32F Philam Life Tower, 8767 Paseo de Roxas, Makati City, Philippines
ePLDTSunphilcox JV, Inc	20%	ordinary
SunPhilcox JV, Inc	20%	ordinary
Saudi Arabia
New Acaria Commercial Complex, Al-Siteen Street, Malaz, Riyadh, Saudi Arabia
British Telecom Al-Saudia Limited	49%	other
United Kingdom
24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom
Digital Mobile Spectrum Limited	25%	ordinary
Unit 1, Colwick Quays Business Park, Colwick, Nottingham, Nottinghamshire, NG4 2JY, United Kingdom
Midland Communications Distribution Limited	35%	ordinary

Joint Ventures and Joint Operationsc

	Group
	interest in
	allotted
Company name	capital[a]	Share class
Held via other group companies
United Kingdom
Sixth Floor, Thames Tower, Station Road, Reading, RG1 1LX, United Kingdom
Mobile Broadband Network Limited	50%	ordinary

6th Floor, One London Wall, London, EC2Y 5EB, United Kingdom
Internet Matters Limited	25%	–

81 Newgate Street, London, EC1A 7AJ, United Kingdom
BT OnePhone Limited	70%	ordinary

St Helen’s 1 Undershaft, London, EC3P 3DQ, United Kingdom
Rugby Radio Station (General Partner) Limited	50%	ordinary

Rugby Radio Station (Nominee) Limited	50%	ordinary

Rugby Radio Station LP	50%	–

10 Lower Thames Street, Third Floor, London, EC3R 6YT, United Kingdom
Youview TV Limited	14%	voting

Interests in joint operations

EE Limited and Hutchison 3G UK Limited (together ‘the Companies’) each have a 50% share in the joint operation Mobile Broadband Network Limited (‘MBNL’). MBNL’s ongoing purpose is the operation and maintenance of mobile networks through a sharing arrangement. This includes the efficient management of shared infrastructure and networks on behalf of the Companies, acquiring certain network elements for shared use, and coordinating the deployment of new infrastructure and networks on either a shared or a unilateral basis (unilateral elements being network assets or services specific to one company only). The group is committed to incurring 50% of costs in respect of restructuring the Shared Network, a similar proportion of the operating costs (which varies in line with usage), and 100% of any unilateral elements.

Guarantees for the joint operation are given by British Telecommunications plc and CK Hutchison Holdings Limited.

The principal place of business of the joint operation is in the UK.

[a]	The proportion of voting rights held corresponds to the aggregate interest in percentage held by the holding company and subsidiaries undertaking.
[b]	No shares issued for a branch.
[c]	All joint ventures are governed by a joint venture agreement or shareholder agreement. MBNL is accounted for as a joint operation.
[d]	BT (Germany) GmbH & Co. oHG is making use of disclosure exemption under the German Commercial Code Paragraph 264.

156 British Telecommunications plc	Annual Report 2019

Additional information

Alternative performance measures

Introduction

We assess the performance of the group using a variety of alternative performance measures that are not defined under IFRS and are therefore termed non-GAAP measures. The non-GAAP measures we use are: change in underlying revenue, adjusted revenue and adjusted EBITDA. The rationale for using these measures, along with a reconciliation from the nearest measures prepared in accordance with IFRS, are presented in this Additional information below.

The alternative performance measures we use may not be directly comparable with similarly titled measures used by other companies.

Specific items

The group’s income statement and segmental analysis separately identify trading results on an adjusted basis, being before specific items. The directors believe that presentation of the group’s results in this way is relevant to an understanding of the group’s financial performance as specific items are those that in management’s judgement need to be disclosed by virtue of their size, nature or incidence. This is consistent with the way that financial performance is measured by management and reported to the BT Group plc Board and the BT Group plc Executive Committee and assists in providing a meaningful analysis of the trading results of the group.

In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors, such as the frequency or predictability of occurrence.

Examples of charges or credits meeting the above definition and which have been presented as specific items in the current and/or prior years include acquisitions/disposals of businesses and investments, retrospective regulatory matters, historical insurance or litigation claims, business restructuring programmes, asset impairment charges, property rationalisation programmes, net interest on pensions and the settlement of multiple tax years. In the event that items meet the criteria, which are applied consistently from year to year, they are treated as specific items.

Reported revenue, reported operating costs, reported operating profit, reported profit before tax and reported net finance expense are the equivalent IFRS measures. A reconciliation from these can be seen in the Group income statement on page 61.

Change in underlying revenue

Change in underlying revenue is a non-GAAP measure that seeks to reflect the underlying performance of the group that will contribute to long-term sustainable growth. As such this excludes the impact of acquisitions or disposals, foreign exchange movements and specific items.

We have also separately included IFRS 15 in the current year to identify the impact of the new revenue standard which was effective from 1 April 2018. This is important to understand the movement in revenue year on year as comparatives for prior years are reported under the previous standard (IAS 18).

A reconciliation from the movement in reported revenue, the most directly comparable IFRS measures, to the movement in underlying revenue, is set out below.

Year ended 31 March	2019%	2018%
Decrease in reported revenue (IAS 18)	(1.2)	(1.4)
Specific items (IAS 18)	–	–
IFRS 15 adjustment	(0.1)	–

Decrease in adjusted revenue (IFRS 15 pro forma)	(1.3)	(1.4)
Transit revenue	–	0.6
Acquisitions and disposals	0.2	0.1
Foreign exchange movements	0.2	(0.3)

Decrease in underlying revenue	(0.9)	(1.0)

Adjusted EBITDA

In addition to measuring financial performance of the group and customer-facing units based on operating profit, we also measure performance based on EBITDA and adjusted EBITDA. EBITDA is defined as the group profit or loss before interest, taxation, depreciation and amortisation. Adjusted EBITDA is defined as EBITDA before specific items, net non-interest related finance expense, and share of profits or losses of associates and joint ventures. EBITDA is a common measure used by investors and analysts to evaluate the operating financial performance of companies, particularly in the telecommunications sector.

We consider EBITDA and adjusted EBITDA to be useful measures of our operating performance because they approximate the underlying operating cash flow by eliminating depreciation and amortisation. EBITDA and adjusted EBITDA are not direct measures of our liquidity, which is shown by our cash flow statement, and need to be considered in the context of our financial commitments.

A reconciliation of reported profit for the period, the most directly comparable IFRS measure, to EBITDA and adjusted EBITDA is set out below.

Year ended 31 March	2019 £m	2018 £m	2017 £m
Reported profit for the period	2,347	2,184	2,066
Tax	551	620	485

Reported profit before tax	2,898	2,804	2,551
Net interest related finance expense	377	345	386
Depreciation and amortisation	3,546	3,514	3,572

EBITDA	6,821	6,663	6,509
EBITDA specific items[a]	425	610	906
Net other finance expense	150	234	224
Share of post tax losses (profits) of associates and joint ventures	(1)	1	9

Adjusted EBITDA	7,395	7,508	7,648

[a]	Excludes amortisation specifics of £nil (2017/18: £nil, 2016/17: £62m). Specific items are set out in note 10 to the consolidated financial statements.

157

British Telecommunications plc	Annual Report 2019	Strategic report

Governance

Financial statements

Additional information

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements which are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: current and future years’ outlook; underlying revenue and revenue trends; EBITDA; free cash flow; capital expenditure; shareholder returns including dividends and share buyback; net debt; credit ratings; our group-wide transformation and restructuring programme, cost transformation plans and restructuring costs; investment in and roll out of our fibre network and its reach, innovations, increased speeds and speed availability; our broadband-based service and strategy; investment in and rollout of 5G; our investment in TV, enhancing our TV service and BT Sport; the investment in converged network; the recovery plan, operating charge, regular cash contributions and interest expense for our defined benefit pension schemes; effective tax rate; growth opportunities in networked IT services, the pay-TV services market, broadband, artificial intelligence and mobility and future voice; growth of, and opportunities available in, the communications industry and BT’s positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives, decisions and outcomes on operations, including the regulation of the UK fixed wholesale and retail businesses and the impact of the Commitments we gave to Ofcom to provide Openreach with greater strategic and operational independence following Ofcom’s Digital Communications Review; BT’s possible or assumed future results of operations and/or those of its associates and joint ventures; investment plans; adequacy of capital; financing plans and refinancing requirements; demand for and access to broadband and the promotion of broadband by third-party service providers; improvements to the control environment; and those statements preceded by, followed by, or that include the words ‘aims’, ‘believes’, ‘expects’, ‘anticipates’, ‘intends’, ‘will’, ‘should’, ‘plans’, ‘strategy’, ‘future’, ‘likely’, ‘seeks’, ‘projects’, ‘estimates’ or similar expressions.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: market disruptions caused by technological change and/or intensifying competition from established players or new market entrants; unfavourable changes to our business where Ofcom raises competition concerns around market power; unfavourable regulatory changes; disruption to our business caused by an uncertain or adversarial political environment; geopolitical risks; adverse developments in respect of our defined benefit pension schemes; adverse changes in economic conditions in the markets served by BT, including interest rate risk, foreign exchange risk, credit risk, liquidity risk and tax risk; financial controls that may not prevent or detect fraud, financial misstatement or other financial loss; security breaches relating to our customers’ and employees’ data or breaches of data privacy laws; failures in the protection of the health, safety and wellbeing of our people or members of the public or breaches of health and safety law and regulations; controls and procedures that could fail to detect unethical or inappropriate behaviour by our people or associates; customer experiences that are not brand enhancing nor drive sustainable profitable revenue growth; failure to deliver, and other operational failures, with regard to our complex and high-value national and multinational customer contracts; changes to our customers’ needs or businesses that adversely affect our ability meet contractual commitments or realise expected revenues, profitability or cash flow; termination of customer contracts; natural perils, network and system faults or malicious acts that could cause disruptions or otherwise damage our network; supply chain failure, software changes, equipment faults, fire, flood, infrastructure outages or sabotage that could interrupt our services; attacks on our infrastructure and assets by people inside BT or by external sources like hacktivists, criminals, terrorists or nation states; disruptions to the integrity and continuity of our supply chain (including any impact of global political developments with respect to Huawei); insufficient engagement from our people; and risks relating to our BT transformation plan. Certain of these factors are discussed in more detail elsewhere in this Annual Report including, without limitation, in Our approach to risk management on pages 36 to 37. BT undertakes no obligation to update any forward-looking statements whether written or oral that may be made from time to time, whether as a result of new information, future events or otherwise.

Material contracts

Excluding contracts entered into in the ordinary course of business, no contracts have been entered into in the two years preceding the date of this document by BT or another member of the group which are, or may be, material to the group or contain a provision under which a member of the group has an obligation or entitlement which is, or may be, material to BT or such other member of the group.

British Telecommunications plc

Registered office: 81 Newgate Street, London EC1A 7AJ

Registered in England No. 1800000

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